                                             Filed by General Motors Corporation
                                    Subject Company - General Motors Corporation
                                              and Hughes Electronics Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and Deemed Filed Pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                                  Commission File No.: 001-00143



                                   BEFORE THE
                       FEDERAL COMMUNICATIONS COMMISSION
                             WASHINGTON, D.C. 20554


                                           )
Application of                             )
                                           )
ECHOSTAR COMMUNICATIONS CORPORATION,       )
GENERAL MOTORS CORPORATION,                )
HUGHES ELECTRONICS CORPORATION,            )
                                           )
       Transferors,                        )        CS Docket No. 01-348
                                           )
and                                        )
                                           )
ECHOSTAR COMMUNICATIONS CORPORATION,       )
                                           )
       Transferee,                         )
                                           )
For Authority to Transfer Control.         )
                                           )


To:       The Commission

               OPPOSITION TO PETITIONS TO DENY AND REPLY COMMENTS

Gary M. Epstein                              Pantelis Michalopoulos
James H. Barker                              Philip L. Malet
John P. Janka                                Rhonda M. Bolton
Arthur S. Landerholm                         STEPTOE & JOHNSON LLP
LATHAM & WATKINS                             1330 Connecticut Avenue, N.W.
555 11(th) Street, N.W.                      Washington, DC  20036-1795
Suite 1000                                   202-429-3000
Washington, DC  20004
202-637-2200

Counsel for General Motors Corporation       Counsel for EchoStar
and Hughes Electronics Corporation           Communications Corporation



February 25, 2002

                               OVERVIEW & SUMMARY

        Now that the merger's opponents have aired their objections, the Commission may confidently conclude that New EchoStar will provide consumers with numerous benefits, including:

    - giving all Americans access by satellite to their local broadcast stations;

    - creating a true broadband alternative when in many areas of the country there is no true broadband service whatsoever; and

    - doubling (or better) the programming choices each company provides today, including moving to 12 or more High Definition Television channels.

        These benefits translate directly into effective competition to cable systems, which have continued to raise their prices unrestrained by either EchoStar or DIRECTV standing alone, all to the benefit of consumers. The merger's pro-competitive potential is recognized by the constituency with the most direct stake in matters of competition and consumer choice - the consumers themselves. Under the guise of promoting the public interest, the handful of powerful organizations opposing the merger are pursuing rather obvious agendas that have nothing to do with the public interest: seeking to improve bargains they have struck; trying to preserve their competitive position or ability to continue overcharging rural customers, as they do today; and airing other unrelated grievances.

        Many of the merger benefits will flow from the massive increase in Direct Broadcast Satellite ("DBS") capacity that will result from the elimination of duplicative programming - a total of more than 500 identical channels - from the DIRECTV and EchoStar satellite systems once the companies merge. And as the Applicants announce here for the first time, the merger will bring consumers across the United States access to local broadcast channels via satellite with digital-quality television picture and CD-quality sound in every one of the 210 television Designated Markets Areas in the United States.

        Subsequent to the announcement of the merger agreement on October 28, 2001, as part of the pre-merger transition process, EchoStar and DIRECTV have been analyzing the technical and economic feasibility of a "Local Channels, All Americans" plan by which every U.S. consumer can have access to satellite-delivered local television signals. Today, in an Application being filed contemporaneously with this Opposition, New EchoStar will make that plan a reality by applying for Commission authority to launch and operate a new spot-beam satellite that, when combined with other existing and under-construction EchoStar and DIRECTV satellites, will allow the merged company to serve all 210 Designated Market Areas ("DMAs"), equaling all Americans, with local television stations.

        New EchoStar will deploy new set-top boxes and satellite dishes capable of receiving satellite signals from multiple orbital positions. The new receiving equipment will be made available, free of charge, to all existing EchoStar and DIRECTV subscribers who will require new equipment in order to receive their local channels. Consumers across the country will pay the same price for this DBS service, i.e., one nation, one rate card, regardless of a subscriber's location. This means that whether for a town of 5 people or a city of 5 million people, the New EchoStar will provide the same service for the same rate. And implementation of the plan will begin immediately upon regulatory approval of the merger, becoming fully operational as soon as 24 months thereafter.

        This "Local Channels, All Americans" service vision, however, is premised entirely upon the EchoStar-Hughes merger being successfully consummated. Neither company standing alone could achieve the tremendous public interest benefit of being able to serve every television market in the country. Certain Petitioners speculate that each company alone might be able to replicate the merger benefits by building satellites of the Petitioners' own design. These proposals suffer from two fundamental defects: (i) they make invalid assumptions about technical feasibility, and (ii) they disregard entirely the question of commercial feasibility. Even if these super-satellites looked good on paper, no Petitioner has explained why no one in the world has deployed anything like them, or how it could be profitable for each company on a stand-alone basis. As Dr. Robert Willig explains in the attached Declaration, expansion of local channel service to every DMA would not be economically feasible absent the merger.

        The merger will also create the first true broadband satellite alternative. For urban areas, this will translate into meaningful satellite-based competition to cable modem and DSL offerings. For tens of millions of other Americans, it will translate into their first affordable advanced service - a true move from zero to one provider. The "digital divide" in the United States is real: as many as 40 million households in the United States today do not have access to high-speed Internet and data services, in large part due to the high cost of delivering these services to homes in less densely populated areas. New EchoStar will create a more robust satellite platform that will liberate these digital "have nots" by offering them a more affordable, viable broadband service.

        Here too, the Petitioners are wrong that each company could achieve these benefits on its own. The two companies' current broadband offerings are expensive "niche" products that are hampered by several constraints, do not even satisfy the Commission's definition of an "advanced service," and have attracted fewer than 150,000 subscribers combined. The merger will allow New EchoStar to integrate these products and achieve a more competitive price point. As for the future deployment of satellite service in the Ka-band, neither company standing alone would be able to achieve early and affordable service to consumers. The merger, on the other hand, will give New EchoStar the spectrum capacity, subscriber base and economies of scale needed to ensure that next-generation residential broadband service becomes a reality everywhere in the United States, rapidly and inexpensively enough to matter.

        In addition to the consumers, many other parties have supported the EchoStar-Hughes merger. The most vociferous opposition comes from a handful of entities, including the National Rural Telecommunications Cooperative ("NRTC"), Pegasus Communications ("Pegasus"), the American Cable Association ("ACA") and the National Association of Broadcasters ("NAB").(1) The Commission should recognize the narrow self-interests of NRTC and Pegasus, who have been in active litigation against



----------

     (1) In contrast, businesses with an interest in greater competition and output in the MVPD market, such as television equipment manufacturers and electronics retailers, strongly support the merger. See Comments of Circuit City Stores, Inc. and Thomson Multimedia.

DIRECTV for years in a contractual dispute over distribution rights. Equally important, while lamenting the future fate of rural consumers, NRTC and Pegasus do not explain why they overcharge rural consumers today: in reselling DIRECTV's service, they charge $3.00 a month more than DIRECTV charges for the same service in other areas and than EchoStar charges for the equivalent package in the same areas. The sincerity of Pegasus's concerns about competition is further impeached by reported statements of a Pegasus executive to the press that a buy-out of Pegasus by EchoStar would make the most financial sense for both companies.(2) As for the American Cable Association, it expresses candidly its fear that the merger will result in price competition in rural areas.(3) This is the sort of harm to competitors that the Commission should not take into account in its analysis, except as a benefit to competition and consumers.

        The "Local Channels, All Americans" plan also disposes completely of the concerns expressed by NRTC and NAB with respect to local service. NRTC has alleged that New EchoStar "does not contemplate expanding local television service to rural America in DMAs beyond the top 100," which the NRTC states "is no consolation to the millions of rural Americans who most need local service."(4) For its part, the NAB's principal stated concern is that competition between the nation's two DBS providers "has driven the expansion of local-into-local" and "will lead to more carriage of local


----------

     (2) See Ted Hearn, "Pegasus: Contract Bars Post-Merger Competition," Multichannel News (Feb. 18, 2002).

     (3) See ACA Petition at 14-16 ("EchoStar would have every incentive to [set its uniform national price] below small cable systems' costs of providing similar services...")

     (4) NRTC Petition at 60.

stations."(5) New EchoStar's commitment to serve all 210 DMAs could not answer those complaints more dispositively, leaving the NAB with no principled basis for continuing its opposition.(6) The Applicants stand ready to achieve with one stroke what NAB's members have not achieved in decades - extending the coverage of local broadcast stations to all areas of the country.

        The "Local Channels, All Americans" plan will uniquely benefit rural subscribers, who without it might never enjoy digitally-delivered local channels via any distribution medium. And, because of New EchoStar's one nation, one rate card plan, consumers in rural areas will reap an additional benefit - they will take advantage of the increased competition in the most populous areas of the country.(7) Contrary to the claims of some Petitioners, national pricing makes economic sense. It has been the Applicants' past practice and it is a common practice for other national providers in network industries, such as Internet Service Providers and cellular telephone companies. Local promotions may continue to be a useful tool to the limited extent they have been in the past, and the Applicants are willing to commit to reasonable requirements in that regard.

        New EchoStar has every incentive to set its national price at strongly competitive levels instead of extracting additional profits from its existing subscriber



----------

     (5) NAB Petition at iii.

     (6) Id. at 7 (opining that "if the merger is approved, it would still leave markets 101-210, in which 14 percent of the country's population resides, with no hope of receiving local-to-local service.") (emphasis added).

     (7) Pegasus and NRTC vastly exaggerate the number of homes not served by cable operators, in a stilted effort to argue that the merger would harm rural consumers.

base as some parties allege. New EchoStar would be "leaving money on the table" if it restricted itself to existing subscribers. Instead, as Dr. Willig shows, New EchoStar will have to set the national price low to compete for new subscribers in the most densely populated and most heavily contested areas of the country. The one nation, one rate card plan will therefore be a more effective constraint on MVPD prices in rural areas than EchoStar is on NRTC's and Pegasus's prices today. Finally, the fears of collusion raised by Petitioners are equally unwarranted: this particular tango would require EchoStar to dance with 9 or 10 cable MSO partners at the same time or forego huge pools of potential subscribers. In the final analysis, the net benefits to consumers from the creation of New EchoStar far outweigh any anticompetitive concerns.

        There are other miscellaneous attempts by certain parties to litigate particular disputes or raise parochial concerns that have little bearing on the Commission's public interest inquiry here. The Applicants urge the Commission to restrict its analysis to merger-specific issues and remedies, to the extent applicable, and promptly approve the Application, so that New EchoStar may begin delivering on its promise of dramatic consumer and competitive benefits to all Americans, including the carriage of local broadcast channels in all 210 television markets and true broadband services to all Americans.

                               TABLE OF CONTENTS

                                                                                                PAGE
                                                                                                ----
I.        THE MERGER WILL PROMOTE MORE CHOICES FOR CONSUMERS AND
          MORE EFFECTIVE COMPETITION AGAINST CABLE BY CREATING
          EXTRAORDINARY EFFICIENCIES .........................................................     2
          A.     New EchoStar Will Expand DBS-Offered Local Channel Service To
                 Every Television Market in the United States ................................     3
                 1.      The Petitioners' Technical Arguments Are Based on Flawed
                         Technical Assumptions and Would Require Quality Sacrifices ..........     6
                 2.      None of the Postulated Super-Satellites Is Commercially Feasible ....     8
                 3.      Neither Company's Stand-Alone Capabilities Allow Local Service
                         to All Americans ....................................................    12
          B.     The Merger Will Increase National Programming Choices and Enhance
                 the Quality of MVPD Service .................................................    20
          C.     The Merger Will Make Broadband Service Available to All U.S. Homes ..........    24
          D.     The Merger Will Allow New EchoStar to Achieve Extraordinary
                 Efficiencies ................................................................    26
          E.     The Commission Has a Unique Competence to Recognize the
                 Extraordinary Spectrum Efficiencies Flowing from the Merger .................    30
II.       THE MERGER WILL HAVE PRO-COMPETITIVE EFFECTS, AND NO
          ANTI-COMPETITIVE EFFECTS, IN THE MVPD MARKET .......................................    33
          A.     EchoStar and DIRECTV Compete Primarily Against Cable Operators in
                 the MVPD Market .............................................................    33
                 1.      Cable Dominates the MVPD Market .....................................    35
                 2.      NRTC, Pegasus and the NAB Greatly Overstate the Degree of
                         Competition Between DBS Providers Relative to Cable .................    38
                 3.      The Best Evidence Shows That the Degree of Competition
                         Between EchoStar and DIRECTV Is Modest ..............................    41
                 4.      EchoStar and DIRECTV Have Been Unable to Discipline Cable
                         Prices ..............................................................    43
                 5.      The Merger Opponents Wrongfully Ignore Other MVPD Providers
                         and Potential Entrants ..............................................    48
                 6.      Petitioners Cannot Prove the Existence of a DBS Market from
                         Echostar's Pre-Trial Position in a Dismissed Proceeding .............    56
          B.     NRTC, NAB and Pegasus Criticisms Of The FCC's "Homes Passed"
                 Estimate Are Not Persuasive and Rely on Inaccurate Data Sources .............    59

           C.     Petitioners' Analyses Begin From a False Baseline of Healthy
                  Competition in the MVPD Market .............................................    66
           D.     The Merger Will Result In Lower Prices for MVPD Consumers In Urban
                  And Rural Areas ............................................................    67
                  1.      The One Nation, One Rate Card Plan Will Be an Effective
                          Constraint on New EchoStar .........................................    68
                  2.      "One Nation, One Rate Card" Will Translate Effective
                          Competition in Urban Areas Into Benefits to All Households and
                          Renders the "3 to 2" and "2 to 1" Arguments Baseless ...............    73
                  3.      There Is No Realistic Possibility of Collusion Among the Cable
                          MSOs and New EchoStar ..............................................    76
           E.     Rural Cable Operators Will Continue To Be A Competitive Factor .............    77
III.       THE MERGER WILL MAKE TRUE BROADBAND SERVICES AVAILABLE
           FOR THE FIRST TIME TO ALL AMERICAN HOMES ..........................................    79
           A.     The Merger Will Create The First True Satellite Broadband Service               79
                  1.      The Current State of Deployment of Advanced
                          Telecommunications Capability ......................................    83
                  2.      EchoStar's and Hughes' Current Ku-Band Broadband Offerings
                          Are Competitively Inadequate .......................................    90
                  3.      Neither Company's Stand-Alone Ka-Band Ventures Would Allow
                          Timely Deployment Of An Affordable Broadband Product to
                          Residential Subscribers ............................................    96
           B.     Efficiencies Flowing From the Merger Will Make Possible Deployment of
                  a Competitive, True Broadband Alternative ..................................   106
           C.     The Merger Does Not Preclude Additional Entry ..............................   109
           D.     The Merger Provides A Market Solution to the Lack of True Broadband
                  Availability While Avoiding the Need for Costly and Contentious
                  Regulatory Measures ........................................................   115
           E.     Nationwide Pricing Will Have the Same Beneficial Effect for Broadband
                  as for MVPD Services .......................................................   118
IV.        THE MERGER WILL HAVE PRO-COMPETITIVE EFFECTS IN THE VIDEO
           PROGRAMMING MARKET ................................................................   118
           A.     The Merger Will Promote, Rather Than Impede, Competition In the
                  Market for Video Programming ...............................................   118
           B.     The Merger Is Necessary to Promote Competition Among MVPD's For
                  Video Programming, Particularly in Light of Forthcoming Cable
                  Consolidation and Recent Judicial Action ...................................   125
           C.     The Merger Will Not Impair Competition for Local Channel
                  Retransmission .............................................................   128

V.        MANY PETITIONERS SUPPORT THE MERGER, AND MANY
          OPPONENTS' MOTIVES ARE UNRELATED TO THE PUBLIC INTEREST ............................   131
VI.       THE COMMISSION MAY ADOPT THE ONE NATION, ONE RATE CARD
          COMMITMENT AS A CONDITION FOR APPROVAL, BUT SHOULD
          REJECT OPPORTUNISTIC ATTEMPTS TO IMPOSE COSTLY, NON-
          MERGER SPECIFIC CONDITIONS .........................................................   135
          A.      Applicants Accept Their Commitment to One Nation, One Rate Card As
                  a Condition ................................................................   135
          B.      The Conditions Proposed By Merger Opponents Are Punitive And Non-
                  Merger Related .............................................................   136
          C.      The Remaining Grievances Do Not Belong In These Proceedings ................   146
VII.      CONCLUSION .........................................................................   148

                                   BEFORE THE
                       FEDERAL COMMUNICATIONS COMMISSION
                             WASHINGTON, D.C. 20554


                                           )
Application of                             )
                                           )
ECHOSTAR COMMUNICATIONS CORPORATION,       )
GENERAL MOTORS CORPORATION,                )
HUGHES ELECTRONICS CORPORATION,            )
                                           )
       Transferors,                        )         CS Docket No. 01-348
                                           )
and                                        )
                                           )
ECHOSTAR COMMUNICATIONS CORPORATION,       )
                                           )
       Transferee,                         )
                                           )
For Authority to Transfer Control.         )
                                           )


To the Commission:

               OPPOSITION TO PETITIONS TO DENY AND REPLY COMMENTS

               EchoStar Communications Corporation ("EchoStar"), General Motors Corporation ("GM") and Hughes Electronics Corporation ("Hughes") (collectively, the "Applicants") hereby submit this Opposition to Petitions to Deny and Reply Comments ("Opposition") in response to the pleadings and comments filed in the above-captioned proceeding. For the reasons set for in their Application and this Opposition, the Applicants respectfully request that the Commission promptly approve the proposed merger.

I. THE MERGER WILL PROMOTE MORE CHOICES FOR CONSUMERS AND MORE EFFECTIVE COMPETITION AGAINST CABLE BY CREATING EXTRAORDINARY EFFICIENCIES

               No party disputes that the merger will free up about half of the spectrum currently used by the two companies through the elimination of duplicative programming. Many commenters from consumer advocates to programming producers recognize the expansion of programming choices and increase in diversity that will result.(8) These parties recognize that expanded choices can in turn spur more effective competition with cable and help New EchoStar impose some true discipline on the ability of cable operators to continue to raise their prices.

               Indeed, as explained in more detail in Section A below, as a direct result of the merger consumers across the United States will have access to local broadcast channels with digital-quality television picture and CD-quality sound in every one of the 210 television markets in the United States. The merger will also permit greatly expanded high-definition television ("HDTV") programming, pay-per-view and video-on-demand ("VOD") services, educational, specialty, and foreign language programming and interactive services.



----------

     (8) See e.g., Comments of Consumers Union, The Consumer Federation of America, and the Media Access Project ("Consumer Groups") at 13-14 ("The combination of EchoStar and DirecTV would add substantial satellite capacity and would avoid the redundancy of two competitors having to offer the same local signals in the same markets. As a result, these two competitors will be able to offer substantially more local programming as a combined entity than either of them would be able to do alone."); see also Comments of the National Taxpayers Union at 1; Comments of the League of United Latin American Citizens at 1; Comments of Frontiers of Freedom at 1; Comments of Vivendi at ii.

               Unable to attack these benefits directly, some Petitioners set up "straw-men" by arguing that each company could achieve these benefits on its own, without need for the merger.(9) The Applicants show below that each of these specific arguments must fail. At a general level too, no Petitioner can deny three straightforward truths about this issue. First, thanks to the freed-up spectrum, the combined entity can provide roughly twice as many choices as each company standing alone. Second, while Petitioners make many unrealistic claims about each party's stand-alone capacity, neither company has had any reason to hold back and not make the fullest feasible use of the resources to which it has had access. Third, no matter what each party's stand-alone capacity is, it is the merger and only the merger which will achieve the end result of providing all local stations to all Americans and reclaiming scarce spectrum to increase available capacity.

       A. NEW ECHOSTAR WILL EXPAND DBS-OFFERED LOCAL CHANNEL SERVICE TO EVERY TELEVISION MARKET IN THE UNITED STATES

               Subsequent to the announcement of the merger agreement on October 28, 2001, as part of the pre-merger transition process, EchoStar and DIRECTV analyzed the technical and economic feasibility of a "Local Channels, All Americans" plan by which every U.S. consumer can have access to satellite-delivered local television signals. Today, in a satellite application being filed contemporaneously with this Opposition, New EchoStar will make that plan a reality by applying for Commission authority to



----------

        (9) See e.g., NAB Petition at 75-92; NRTC Petition at 56-65; Pegasus Petition at 38-49.

launch and operate a new spot-beam satellite that, together with the two companies' operational and proposed satellites, will provide local channel service to all 210 Designated Market Areas ("DMAs"), equaling all Americans, and comply fully with mandatory carriage requirements.(10) DIRECTV and EchoStar engineers have designed a system that enables the receipt of local channels, other entertainment services and high-speed Internet access using one consumer-friendly mini-dish. That 18 x 22-inch satellite will be capable of receiving satellite signals from the merged company's multiple orbital positions. New EchoStar will deploy new set-top boxes and satellite dishes that will be made available, free of charge, to all existing EchoStar and DIRECTV subscribers who will require new equipment in order to receive their local channels.(11) Consumers across the country will pay the same price for this DBS service, i.e., one nation, one rate card, regardless of a subscriber's location. And implementation of the plan will begin immediately upon regulatory approval of the merger, and the rollout can be completed as soon as 24 months thereafter.

               The "Local Channels, All Americans" plan will feature the new satellite operating in conjunction with DIRECTV 4S, DIRECTV 7S, EchoStar 7 and EchoStar 8 satellites, for a total of 28 spot-beam frequencies, to collectively provide local programming of approximately 1,500 TV channels to the 210 DMAs, with necessary



----------

        (10) The proposal will require use of a minimum of four uplink facilities, including DIRECTV's California uplink center and EchoStar's Wyoming facility.

        (11) This aspect of the "Local Channels, All Americans" plan should obviate the concern of commenter Steven C. Shapiro that subscribers would be required to bear the cost of equipment replacements occasioned by the merger. See Comments of Steven C. Shapiro at 2-3.

back-up and service expansion capabilities. This "Local Channels, All Americans" service vision, however, is premised entirely upon the EchoStar-Hughes merger being successfully consummated. Contrary to the claims of some of the parties that have opposed the creation of New EchoStar, the tremendous public interest benefit of being able to serve every television market in the country is not achievable by either company standing alone.

               Specifically, Pegasus, the NRTC and the NAB each acknowledge the tremendous public interest benefit of providing more local channels to consumers in additional markets, but they seek to attack the merger-specificity of this benefit, and question New EchoStar's commitment actually to provide more local markets with local channel service. Each of these parties has retained an engineering consultant to hypothesize ways in which either EchoStar or DIRECTV on its own might spend hundreds of millions of dollars to expand its system capacity, even to the point of building new "greenfield" super-systems, in order to offer local channel service in every local television market in the country.(12) The merger, these consultants argue, is simply not necessary to achieve this result.

               These arguments are without merit for a variety of reasons: first, they are based on flawed technical assumptions and require unacceptable quality sacrifices; second, and most important, they disregard completely the commercial feasibility of the



----------

        (12) See NAB Petition, Exhibit C, Declaration of Richard G. Gould ("Gould Declaration"); NRTC Petition, Exhibit O, Declaration of Walter Morgan ("Morgan Declaration"); Pegasus Petition, Attachment B, Affidavit and Report of Roger J. Rusch ("Rusch Declaration").

various proposed satellite projects. To take on the expense and risk of constructing and launching such a satellite under the current structure of fragmented DBS spectrum simply to serve smaller markets does not make economic sense. Thus, the Petitioners' speculation about each company's stand-alone capability is incorrect from a technical and commercial feasibility perspective. Neither party individually has either sufficient spectrum or could make the business case to adopt this plan alone. No one anywhere in the world has deployed a commercial satellite with anything near the capability of such super-satellites. Indeed, if Mr. Rusch's theories had true practical applicability, there would be no reason why Pegasus could not implement its expert engineer's plan and provide the entire nation with local video service from a "super-satellite" located at one of its licensed Ka-band slots. The simple truth is that nothing short of the proposed merger can enable all Americans to receive all of their local stations by satellites. Neither company alone has sufficient capacity to dedicate a tremendous portion of its scarce spectrum to the expansion of local channel services, and neither company alone could afford to do it.

               1. THE PETITIONERS' TECHNICAL ARGUMENTS ARE BASED ON FLAWED TECHNICAL ASSUMPTIONS AND WOULD REQUIRE QUALITY SACRIFICES

               As explained in more detail in the attached Technical Annex authored by Dr. Richard Barnett of Telecomm Strategies, NRTC, Pegasus and NAB engineering consultants make a variety of incorrect, unwarranted or unproven assumptions about the technical feasibility of their proposals to improve the capacity of the DIRECTV and EchoStar satellite systems. These include:

   - assuming compression ratios that either are not presently achievable or that would result in much poorer video quality;(13)

   - proposing the use of MPEG-4 video coding in place of MPEG-2, which demonstrates a complete misconception about the role and applicability of MPEG-4 to broadcast-quality video transmissions;(14)

   - proposing the use of a new modulation scheme for DBS that is significantly more susceptible to interference, and compounds antenna design issues;(15)

   - proposing "super-satellites" that would push beyond the mass and power limits of commercial satellite technology, and that would require a super-sized antenna as well as significant advances in antenna design and deployment;(16) and

   - proposing systems that pose significant risks of failures and poor service quality due in part to erroneous assumptions and misunderstandings concerning satellite spot-beam coverage.(17)

               The flawed end result of these theoretical exercises is summed up by Dr. Barnett. The capacity calculations of the merger opponents rely on improvements in technology that "are either (a) not yet available and unlikely to become available in the

----------

        (13) Gould Declaration (NAB) at 5-11, 14; Rusch Declaration (Pegasus) at 11.

        (14) Gould Declaration (NAB) at 14; Rusch Declaration (Pegasus) at 11.

        (15) Gould Declaration (NAB) at 12-14; Rusch Declaration (Pegasus) at 10-11.

        (16) Morgan Declaration (NRTC) at 23.

        (17) Morgan Declaration (NRTC) at 24-36; Rusch Declaration (Pegasus) at 4-9.

near future, or (b) impractical from a business perspective," while the new satellites proposed are "superficial concept designs only and have not been rigorously developed to establish their feasibility, cost, schedule or performance."(18) Thus, Dr. Barnett concludes that "[a]l predictions of capacity achieved and spectrum used" by the new satellite designs of the petitioners are "seriously in error."(19)

               2.    NONE OF THE POSTULATED SUPER-SATELLITES IS COMMERCIALLY
                     FEASIBLE

               Even if the technical flaws in these analyses are ignored, the submissions by the engineering consultants of Pegasus, NRTC and NAB in essence merely restate the truism that, with enough time and enough money, almost anything is possible on paper. They disregard entirely the question of whether the measures and systems they advocate are commercially feasible and thus able to be deployed in the foreseeable future under real-world conditions.

               As such, these submissions are of no utility to the Commission's analysis here. As recognized in the Department of Justice Merger Guidelines, proper competition analysis is limited to alternatives that are "practical in the business situation faced by the merging firms" and should not rely on alternatives that are "merely theoretical."(20) And



----------

        (18) Declaration of Dr. Richard J. Barnett on Behalf of EchoStar Communications Corporation, General Motors Corporation, and Hughes Electronics Corporation, Exhibit B, at 1 ("Barnett Declaration").

        (19) Id.

        (20) Horizontal Merger Guidelines, Section 4.

this principle is embedded in Commission satellite precedent, as well. The Commission has specifically acknowledged that satellite system design is "necessarily innovative" and involves "a variety of business judgments."(21) Thus, the Commission historically has granted substantial deference to a satellite company's business judgment in this complex area. For example, the Commission has declined to conduct comparative hearings to evaluate the system designs of Applicants for mobile satellite spectrum because "[s]ystem design decisions involve a complex set of trade-offs among engineering, marketing and financial considerations."(22) The Commission stated it preferred "not to involve itself in business judgments of this nature."(23) Instead, the Commission found that a cost-benefit analysis of a "gold-plated" system as opposed to a "no-frills" system was "a determination better left to the marketplace."(24) Similarly, with respect to geographic service requirements, even where DBS service is technically feasible from a



----------

       (21) In the Matter of Amendment of Parts 2, 22 and 25 of the Commission's Rules to Allocate Spectrum for, and to Establish Other Rules and Policies Pertaining to the Use of Radio Frequencies in a Land Mobile Satellite Service for the Provision of Various Common Carrier Services, 2 FCC Rcd. 485, 488 Paragraph 25 (1987) ("MSS Spectrum Allocation").

       (22) Id. at 487 Paragraph 15.

       (23) Id.

       (24) Id. In deferring to the business judgments entwined in a mobile satellite company's system design, the Commission followed its precedent of avoiding comparative hearings on system design among Applicants for cellular licenses. See In the Matter of Amendment of the Commission's Rules To Allow the Selection from Among Mutually Exclusive Competing Cellular Applications Using Random Selection or Lotteries Instead of Comparative Hearing, 98 FCC 2d 175, 186 Paragraph 19 (1984) ("Cellular Lottery Decision") (stating "[c]ellular design involves a complex set of trade-offs among engineering, marketing and financial decisions" that are "essentially business judgments a cellular company must make in response to the demands of its customers").

particular orbital location, the Commission does not require services from that location to be offered if such service "would require so many compromises in satellite design and operation as to make it economically unreasonable."(25)

               In this case, the capacity expansion "solutions" proposed by Pegasus, NRTC and the NAB all ignore economics and business judgment because they focus on one type of programming service - local broadcast channels - to the virtual exclusion of national programming that DBS providers must continue to provide in order to be competitive. For instance, as Dr. Barnett observes, this preoccupation with local channel service in satellite design ignores, for example, the need to plan for the evolution of HDTV into "an essential national programming product with vast audience appeal." Dr. Barnett explains it is not possible today to accommodate one HDTV channel in each 24 MHz satellite transponder, although it is possible that this could increase to two HDTV channels per transponder with further technical innovations.(26)

               Dr. Barnett further testifies, the increased requirement for transponder capacity capable of carrying national programming is not limited to HDTV. Other areas



----------

        (25) Revision of Rules and Policies for the Direct Broadcast Satellite Service, 11 FCC Rcd. 9712, 9762 Paragraph 128 (1995); see MCI Telecommunications Corp., Assignor and EchoStar 110 Corp., Assignee; For Consent to Assignment of Authorization to Construct, Launch, and Operate a Direct Broadcast Satellite System Using 28 Frequency Channels at the 110(degrees) W.L. Orbital Location; American Sky Broadcasting, LLC, Assignor and EchoStar North America Corp., Assignee; For Consent to Assignment of Transmit-Receive Earth Station Authorizations, 16 FCC Rcd. 21608, 21649 Paragraph 42 (1999).

        (26) Barnett Declaration at Paragraphs 4-6.

of growth in programming include new national networks and additional pay-per-view, VOD, interactive and educational channels. Therefore, EchoStar and DIRECTV must plan for growth in requirements for transponders with the ability to provide national programming. The more of the scarce orbit-spectrum resource is used up for local programming the less is available to cater for this growth in national requirements.(27) The simple but all-important point, of course, is that DBS providers must prioritize different types of programming, and must strike a balance in allocating their scarce capacity among different types of services. Thus, the fact that Pegasus expert Roger Rusch, for example, has designed on paper a theoretical spot-beam satellite operating from a single orbital location that would maximize the goal of carrying every local broadcast television station in the country(28) is an academic (but flawed) exercise wholly irrelevant to the question of whether either company could or could not do what he theorizes, or more broadly, whether the creation of New EchoStar is in the public interest. Mr. Rusch has ignored completely the different real-world business considerations involved in balancing capacity demands for local channels with the need to add new and additional national programming, such as HDTV, pay-per-view, VOD, interactive, educational and foreign-language channels. Simply put, without the greatly enhanced capacity, scale and combined subscriber base of New EchoStar, neither company alone would strike a balance that would utilize one-third of its full-CONUS DBS frequencies to provide local broadcast carriage in the manner Rusch suggests.



----------

       (27) Id. at 6.

       (28) Rusch Declaration (Pegasus) at 7-9.

               3. NEITHER COMPANY'S STAND-ALONE CAPABILITIES ALLOW LOCAL SERVICE TO ALL AMERICANS

               As noted above, the Petitioners' extrapolation of universal local channel service from each company's current and planned capabilities suffers from technical flaws and a blatant disregard for commercial feasibility. The decision by a DBS operator to serve a local market involves questions of both technical and economic feasibility. In assessing each DBS operator's standalone ability to offer local channel service to subscribers, rather than deal with fanciful proposals and speculative projections, the Commission must deal with the facts and economics.

                     a.     CURRENT CAPABILITIES

               The current capabilities of existing and planned EchoStar and DIRECTV satellites are as follows:

   - EchoStar currently provides local channel service in 36 DMAs utilizing full-CONUS satellite beams from the 110(degrees) W.L. and 119(degrees) W.L. orbital positions, as well as satellites at its 61.5(degrees) W.L. and 148(degrees) W.L. orbital positions;

   - EchoStar recently launched its EchoStar 7 spot-beam satellite into the 119(degrees) W.L. orbital position, and plans to launch EchoStar 8, a second spot-beam satellite, into the 110(degrees) W.L. orbital position later this year;

   - With these spot-beam satellites in place, New EchoStar expects to be able to provide local broadcast signals in approximately 50 DMAs using ten of its fifty licensed full-CONUS DBS frequencies;

   - DIRECTV currently serves 41 markets with its DIRECTV 4S satellite, which has 6 frequencies dedicated to spot-beam use, and is located at 101(degrees) W.L.;

   - DIRECTV plans to allocate several more frequencies' worth of CONUS capacity on an interim basis (pending the launch of another spot-beam satellite) at the 119(degrees) W.L. orbital position in order to achieve coverage of ten more local channel markets this year, for a total of 51;

   - DIRECTV also plans to launch another spot-beam satellite, DIRECTV 7S, into the 119(degrees) W.L. orbital location in 2003, which could have up to four frequencies allocated for spot-beam use.

               In sum, EchoStar will have the capability of offering local channel service in approximately 50 DMAs from its spot-beam satellite, in light of its satellite architecture, economic feasibility considerations and estimated redundancy needs. In this regard, NRTC expert Walter Morgan is incorrect that EchoStar on its own can provide all local stations to 80 DMAs by using EchoStar 7 and 8.(29) Although the spot-beams on EchoStar 7 and 8 would have the physical capability of viewing additional DMAs (meaning all or a large portion of each DMA), that capability is meaningless: because of must carry obligations, even under EchoStar's current must carry implementation plan, EchoStar 7 and 8 will be only able to serve a fraction of these DMAs.

               For its part, DIRECTV will have the capability of offering local channel service in 51 DMAs without dramatically reducing the carriage of other national programming using CONUS capacity. Assuming that DIRECTV 7S: (i) suffers no technical complications during construction and is not delayed; (ii) is launched successfully; and (iii) is not required to be used for backup capacity in the event that DIRECTV 4S malfunctions, then DIRECTV will have the technical capability with its combined fleet to serve 103 DMAs in late 2003 or early 2004. However, the merger opponents' attempt to emphasize this point(30) misses the mark. DIRECTV simply cannot



----------

       (29) See Morgan Declaration (NRTC) at 22.

       (30) See NRTC Petition at 58 (stating - erroneously - that DIRECTV can serve 110 DMAs using satellites already in orbit or currently on order).

serve 103 DMAs because, once again, the issue of technical capability is not meaningful unless it is considered in tandem with the economic realities of providing local channel service. As set forth in more detail below, at most, the DIRECTV 4S and DIRECTV 7S satellites will serve approximately 29 additional DMAs, or approximately 70 DMAs total, and it may likely serve less.

                     b.     THE ECONOMICS OF PROVIDING LOCAL CHANNEL SERVICE

               As Dr. Willig observes, in assessing the question of how many DMAs each DBS firm is capable of serving, the merger opponents "have only focused on technical feasibility, while ignoring the crucial issue of economic costs and benefits."(31) In particular, when the DBS firms are determining the DMAs in which local channels should be added, there are at least three major factors which influence that determination. First, an attempt is made to calculate the expected return from adding local channels in that DMA,(32) and as Dr. Willig notes, "a key factor in determining the expected return from adding local channels is the size of the DMA: According to both DBS firms, larger DMAs, all else being equal, are associated with larger expected revenue - primarily because the expected increase in total new subscribers are greater in larger DMAs."(33)



----------

        (31) Declaration of Dr. Robert D. Willig on Behalf of EchoStar Communications Corporation, General Motors Corporation, and Hughes Electronics Corporation, Exhibit A, at Paragraph 9.

        (32) Id. at Paragraph 10.

        (33) Id. Population growth by DMA is also factored into the analysis.

               Second, another important factor in the process of selecting DMAs has been the penetration that the firm has in that DMA, since a significant share of existing subscribers will "take" local channels.(34) DIRECTV, for example, has been very concerned about losing its installed subscriber base in a DMA to the incumbent cable provider, so DIRECTV has been more likely to introduce local channels in DMAs in which it has a high penetration rate.(35)

               Third, the costs of providing local service are also taken into account. In this regard, much of the cost associated with providing local channel service is "fixed" - that is, it does not vary with the number of subscribers.(36) As explained by Dr. Willig in more detail, the cost factors evaluated by the companies in determining markets in which to provide local channel service include backhaul costs, number of local channels that must be carried, and opportunity costs - the competitive impact of reduced national programming or other services.(37)

               In summary then, EchoStar and DIRECTV each evaluate "the net present value of adding local channels, and only decide to expand local channel coverage that will bring them a sufficient return." As the size of DMAs decreases, it is less likely that

----------

        (34) Id. As Dr. Willig notes further, DIRECTV has used a high DBS penetration rate as a "signal" of other factors that could make the introduction of local service more profitable. For example, a high DBS penetration rate may indicate that the local cable provider offers an inferior product. A high DBS penetration rate may also be a signal that the area is conducive to DBS service
- that is, many households can "see" the southern sky where the DBS satellites orbit the earth. Id. at n.4.

        (35) Id.

        (36) Id. at Paragraph 11.

        (37) See id.

the return from adding local stations in these areas makes financial sense from either company's individual perspective - "the increased revenue potential decreases as the size of the DMA decreases, but the backhaul and opportunity costs stay relatively constant."(38)

               Notwithstanding its posture here that each DBS firm could serve every television market in the country, the NRTC understands these economics. During the Commission's SHVIA implementation proceedings, the NRTC observed that "[e]ven assuming that DIRECTV and EchoStar were to expand their local service to cover 50% more of the DMAs than they have announced, which is highly unlikely, their local service offerings would still cease to exist at Market # 65" due to the facts that "[t]here is not enough satellite capacity available" to each provider, "nor is there a large enough subscriber base."(39)

               The NRTC had it right. Applying these economics to DIRECTV's case, for example, once the company launches its DIRECTV 7S satellite in late 2003, it will have the technical capacity to serve 103 DMAs. The economic reality, however, due to the factors discussed above, is that DIRECTV would not likely serve more than about 70 DMAs(40) (fairly close to the NRTC estimate) due to the opportunity costs and expected returns, and likely would serve less.

----------
        (38) Id. at Paragraph 13.

        (39) Comments of the National Rural Telecommunications Cooperative, CS Docket No. 00-96 (July 14, 2000) at 4-5.

        (40) DIRECTV expects that DIRECTV 7S could provide local channels to approximately 29 additional DMAs by utilizing state-of-the-art spot-beam technology and three of the 32 frequencies at 119(degrees) W.L.

                     c. SERVING 210 DMAs MAKES NO ECONOMIC SENSE FOR EITHER ECHOSTAR OR DIRECTV AS INDIVIDUAL COMPANIES

               The economics that Petitioners have ignored in overestimating the number of DMAs that EchoStar and DIRECTV could feasibly serve with their existing and planned satellites also apply with even more force to the fanciful notion that each company would be able to justify building and launching additional satellites simply to provide local channel service to every DMA in the country with their existing scarce channel capacity. As Dr. Willig observes, there are two primary reasons that neither DIRECTV nor EchoStar could serve all 210 DMAs on their own. First, each firm would have to utilize a significantly greater number of additional DBS frequencies to offer local channels to all 210 DMAs, which translates to about 10 programming channels' for each frequency that could otherwise be used to provide national programming or expanded advanced video services.(41) The benefits from these national channels (or advanced video services) to each company are extremely significant, since consumers have indicated that the leading reason for switching to DBS has been the provision of "more channels." Dramatically reducing each company's spectrum capacity to provide more local channel service thus "would likely have a significant adverse effect on the DBS firms' competitiveness and profitability."(42)


----------
        (41) Willig Declaration at Paragraph 14.

        (42) Id. DIRECTV, for example, has 37 full-CONUS frequencies available for national programming and advanced services. Reducing that number by nine frequencies would represent a more than 24-percent reduction in capacity to provide national programming or advanced services. Id. at n.9.

       The second factor is cost. Neither EchoStar nor DIRECTV can provide service to more than a limited number of DMAs with their current and expected fleets of spot-beam satellites, and cannot hope to serve every market in the country with them. And even if 103 markets could feasibly be served, to contemplate the provision of local service to the remaining 107 DMAs would require the launch of another spot-beam satellite. As Dr. Willig observes:

               Spot-beam satellites typically cost between $220 million and $300 million to construct, launch, and insure. The expected benefits of providing local service to these 107 DMAs would therefore have to be large enough to cover the opportunity costs of forgoing national programming (or advanced services) and the expected costs of providing the service including the cost of the new spot-beam satellite. Absent the merger, expanding local service to all 210 DMAs would not be profitable.(43)

               These points highlight the error of the NRTC's suggestion that each DBS operator could provide local channel service in many more markets with the addition of "just one additional" spot-beam satellite beyond those on order.(44) These additional proposed satellites would cost each provider up to $300 million to construct, launch and insure, with only limited economic benefits because of their local channel focus, and a reduction in capacity that would be otherwise used for the expansion of HDTV, VOD and other national program offerings. In addition, each company would separately incur backhaul and other costs, and the potential available subscriber base in each market

----------
        (43) Willig Declaration at Paragraph 15.

        (44) NRTC Petition at 58 (citing Morgan Declaration).

would be reduced. In short, NRTC proffers a completely unrealistic proposition from a technical and economic perspective that neither provider would ever pursue.

               By contrast, New EchoStar will have access to a tremendous amount of new DBS capacity freed up by the elimination of duplicative programming content, which directly translates into a sensible and efficient satellite design and configuration that is actually capable of being implemented. Once again, as Dr. Willig states:

               Following the merger, however, the economics of providing local service to additional DMAs are altered. The combined current and potential subscriber base of the two DBS firms raises the returns on the investment in providing local service to smaller markets by spreading the fixed cost of providing local service over the larger expected revenue that would come from a larger subscriber base.(45) Furthermore, the opportunity costs of transferring a significant number of frequencies from use for national programming (or advanced services) to use for local services are sharply reduced.(46)

               Moreover, as Dr. Willig observes, the combined current and potential subscriber base of the two DBS firms raises the returns on the investment in providing local service to smaller markets by spreading the fixed cost of providing local service over the larger expected revenue that would come from a larger subscriber base. As

----------
        (45) Besides the revenue from potential new subscribers, the larger-than-expected revenues are generated by two factors: first, the ability to sell the local service to a larger existing subscriber base, and second, the ability to protect a larger subscriber base from switching to cable - as noted below in the text, carrying local channels is an important service to maintain extant subscribers.

        (46) Willig Declaration at Paragraph 16. (footnote omitted) noted above, in the absence of the merger, the individual firms would not be able to serve these communities. Therefore, the merger is necessary to achieve this efficiency.(47)

               NRTC has accused EchoStar and Hughes of failing to make "specific commitments" to serve many more local markets than the companies currently serve,(48) while the NAB challenges the extent to which the merger will result in a "net gain" in local channel service relative to the markets EchoStar and Hughes currently plan to serve.(49) Indeed, the NAB's stated principal concern is that competition between the nation's two DBS providers "has driven the expansion of local-into-local" and "will lead to more carriage of local stations."(50) Now that merger planning has resulted in the "Local Channels, All Americans" plan, with a firm commitment by New EchoStar - and only New EchoStar
- to bring it to reality, all such concerns are simply not valid.

       B. THE MERGER WILL INCREASE NATIONAL PROGRAMMING CHOICES AND ENHANCE THE QUALITY OF MVPD SERVICE

               As set forth in the Application, the merger of Hughes and EchoStar will yield other tremendous benefits to consumers of multichannel video services, such as expanded and new programming choices that include: more national programming networks; greatly expanded HDTV offerings; new and expanded VOD and pay-per-view

----------
        (47) Id.

        (48) NAB Petition at 58

        (49) Id. at 79-80.

        (50) Id. at iii.

services; additional educational, specialty and foreign language offerings(51); and new interactive services. In the process of providing these benefits to the consumer, New EchoStar will continue to drive the evolution of DBS technology as the incumbent cable operators' most formidable competitor, and will continue to erode these companies' undisputed dominance of the MVPD marketplace.

               Indeed, a prime example of this phenomenon is HDTV. Because HDTV is so bandwidth intensive, neither company standing alone will be able to deploy more than a few channels of HDTV programming. By contrast, New EchoStar (in addition to being able to provide local channel service in 210 markets, equaling all Americans) will have the capacity to provide at least twelve HDTV channels, and possibly more. As Thomson Multimedia, one of the world's largest manufacturers of consumer products, observes, New EchoStar's plan "to expand the number of available high-definition programming channels on a combined satellite platform" is a move that "will invigorate other operators in the cable and terrestrial TV business to offer more HDTV programming to consumers."(52) Similarly, Circuit City Stores, Inc., one of the nation's largest retailers of consumer electronics products, observes that "the broader offer of HDTV content by a satellite MVPD provider will most certainly spur competition in this

----------
        (51) The Application is supported by the League of United Latin American Citizens, the oldest and largest Hispanic civil rights group. "[The League] believes that the proposed merger . . . would provide improved communications services to the nation's Hispanic community . . . EchoStar & DTV have offered a great deal of programming for Spanish-dominant and bilingual households, but the potential exists for even more." Comments of the League of United Latin American Citizens at 1.

        (52) Comments of Thomson Multimedia at 1.

area from cable operators and necessarily help speed the rollout of this technology nationally."()(53-54) As Sharp Electronics Corporation puts it in its letter supporting the merger, "[s]uch an increase in HDTV capacity will provide incentives for programmers to increase HDTV programming, consumers to buy more HDTV equipment, and competitors in the cable and broadcast industries to upgrade their HDTV capabilities, all resulting in better service for consumers and a timely return of analog broadcast spectrum to the public."(55) In sum, as cable systems continue to "go digital" to compete with the competition that DBS operators have already brought to the MVPD marketplace, New EchoStar will continue to compete aggressively with the cable incumbents and drive them to improve their own products, pricing, and service quality.

               The creation of New EchoStar also will not, as the NRTC asserts, result in a "loss of choice" for rural Americans."(56) Indeed, not only is the NRTC's view not

----------
        (53) As Dr. Barnett observes, at present, it is only possible to accommodate 1 HDTV channel on each 24 MHz transponder. Barnett Declaration at Paragraphs 4-6.

        (54) Comments of Circuit City Stores, Inc. at 5.

        (55) Letter from Robert Scaglione, Vice President-Marketing, Consumers Electronics Group, Sharp Electronics Corporation, to Attorney General John Ashcroft, U.S. Department of Justice and Chairman Michael Powell, Federal Communications Commission (Feb. 4, 2002).

        (56) NRTC Petition at 30. Nor is it true that the Applicants plan to consign all national programming to the 101(degrees) W.L. orbital location, as suggested by the State of Alaska. See Comments of the State of Alaska at 8-9 (expressing concern that an eastward shift of key national programming from 119(degrees) W.L. to 101(degrees) W.L. would eliminate or degrade service to parts of Alaska). The satellite Application filed today by Applicants makes clear that the merger will result in significantly more national programming from 119(degrees) W.L. than is currently available. Specifically, under the Applicants' plan, 9 of the 32 DBS frequencies at 119(degrees) W.L. will be devoted to spot-beams (one of which will be directed to Alaska). The remaining 23 frequencies will, therefore, be available for national programming. This will likely result in a significant increase in the national programming transmitted from the westernmost full-CONUS slot. Alaska too will

                                                                  (Continued...)

shared by other rural constituencies,(57) the proposition itself falls on its face. First, the elimination of extensive programming duplication by EchoStar and DIRECTV will result in a significant increase in the number and types of national programming, including HDTV programming, made available to DBS subscribers. Subscribers in rural areas will enjoy all the benefits of this expanded programming, benefits that simply could not be made available to them due to spectrum constraints in the absence of a merger. Second, to the extent that NRTC (and its members and affiliates, including Pegasus) currently has the right to distribute DIRECTV programming in competition with EchoStar in rural areas, that contractual right will be recognized by New EchoStar. Accordingly, in those rural territories served by NRTC, there will be no reduction in the number of providers of DBS service.

               In addition, as a direct result of New EchoStar's plan to serve every market, equaling all Americans, with local channel service, rural Americans will receive access to local channel service, with digital quality pictures and CD quality sound, that they have never enjoyed before, and could not receive but for the merger. Indeed, a significant portion of these subscribers may not even be able to receive quality over-the- air television broadcast signals, such that New EchoStar will actually increase the number

----------
certainly share in the huge benefits of doing away with duplication of national programming services between the two companies.

        (57) See, e.g., Comments of the Louisiana Farm Bureau Federation at 1; Letter to Chairman Michael Powell from M.J. "Mike" Foster, Jr., Governor of Louisiana (Jan. 17, 2002) (merger will benefit rural residents of Louisiana); Comments of Jeff Hoffman, Champion Rural Economic Area Partnership Alliance Director at 1; Comments of Amy Pastor, Church Point (La.) Chamber of Commerce at 1.

of television households in rural areas. NRTC's claim that New EchoStar's "promised increase in local service ignores" rural consumers(58) is flatly incorrect.

               Finally, the enhanced ability of New EchoStar to provide more programming choices necessarily means more carriage opportunities for independent programmers who historically have had trouble gaining carriage on cable systems. To maintain its competitive edge against cable operators, New EchoStar would have a clear incentive to differentiate itself through innovative independent programming sources.

       C.     THE MERGER WILL MAKE BROADBAND SERVICE AVAILABLE TO ALL U.S.
              HOMES

               As discussed in more detail in Section III below, the merger will provide New EchoStar with the spectrum capacity and economies of scale to create a true broadband "advanced service" alternative. In doing so, it will help cure the real problem, which the Petitioners assume away.(59) That problem is simply the unavailability of true broadband service to millions of rural Americans and the lack of effective broadband competition for all remaining consumers.

               The high-speed Ku-band access services provided by the Applicants today do not cure this problem - they do not satisfy the Commission's definition of an "advanced service." Nor could either company standing alone deploy on a timely basis an advanced residential service of mass scale and appeal at an affordable price. Partly for

----------
        (58) NRTC Petition at 60.

        (59) See e.g., NRTC Petition at 42-51; NAB Petition at 99-102; Pappas Telecasting Companies Petition at 6.

these reasons, SPACEWAY has been developed with a focus on the larger commercial, or "enterprise," customers, while EchoStar's Ka-band program has remained modest in scope. Both of these Ka-band programs will need to be refocused and integrated with one another to achieve the required economic scale for ubiquitous residential true broadband service. Therefore, the effects of this transaction on the broadband market are more akin to an increase in the number of true broadband competitors from "zero to one" in many areas and "one-to-two" or "two-to-three" in other areas.

               Ultimately, the question for the Commission is simple: will it try to tackle the limited availability of advanced services throughout America with a web of costly cross-subsidy and regulation? Or, will it allow a multi-billion dollar private capital initiative to create a true broadband competitor that will provide advanced services to virtually all American homes? The latter alternative clearly is the better one for the public interest.

               Given that there are large portions of the country that will not be able to receive cable modem or DSL service any time soon, the roll out of a competitively priced satellite broadband service will result in large consumer benefits. As with the video service, there are incentives to price this service subject to a national pricing policy such that the price for basic broadband service will be set on the basis of competition with cable modem and DSL services, thereby ensuring that rural customers will receive the benefits of this new service.

       D.     THE MERGER WILL ALLOW NEW ECHOSTAR TO ACHIEVE EXTRAORDINARY
              EFFICIENCIES

               In addition to the spectrum efficiencies discussed above, the merger will allow New EchoStar to substantially improve existing equipment and services to consumers at a lower cost.

               First, New EchoStar will provide a unified DBS firm with a stable and better utilized satellite fleet. In addition to enabling innovative merger-specific efficiencies such as the "Local Channels, All Americans" plan, the merger will provide much greater flexibility to provide economical in-orbit backups. Over time, New EchoStar will also be able to rationalize its satellite fleet to the licensed frequencies of the combined company. For example, today, DIRECTV is using an entire DBS satellite at the 110(degrees) W.L. orbital location to utilize only 3 frequencies of licensed bandwidth at that orbital position. New EchoStar will be able to match its satellites much more efficiently to spectrum that is no longer fragmented between the companies.

               The Applicants also anticipate that the standardized equipment and services of New EchoStar will be functionally superior to either company's existing equipment. Moreover, because of the economy of scale resulting from the combined customer base, the Applicants anticipate a tremendous savings in operational and manufacturing costs in providing these improved equipment and services. Finally, the increased customer base will also allow New EchoStar to decrease programming costs and may be the basis for creating a new programming platform. Together, these synergies will create a dynamic company that will be able to vigorously compete with cable by offering consumers a more robust service at cost lower than either party could achieve alone.

               The combination of EchoStar and Hughes will allow the companies to use the best equipment, technology, practices, and services of each to offer a better and less expensive product to consumers. The Petitioners intend to standardize the equipment used by its customers by combining the best elements of the technology of EchoStar and Hughes. The next generation of DBS and broadband equipment will offer a level of service currently unavailable. One aspect of this will be the "Local Channels, All Americans" plan described above, but Petitioners anticipate many other efficiencies as well. Functionalities available to EchoStar customers that are not currently available to Hughes customers or vice versa will be incorporated into the standardized equipment thereby improving services to all customers and potential subscribers.

               Standardization of components will also create an economy of scale that will reduce costs. For example, New EchoStar will be using a standardized set top box. By increasing the volume of units ordered, New EchoStar anticipates substantial manufacturing cost savings that could be used to reduce charges to customers. The increased potential customer base would also make more economically attractive opportunities to integrate New EchoStar equipment with other services and devices. By increasing the size of the market, companies such as television or computer manufactures may be more interested in creating products that integrate DBS and broadband abilities directly into their products.

               Consumers will also benefit from the consolidation of the service departments of EchoStar and Hughes such as customer service and billing operations.

New EchoStar would take advantage of the most efficient aspects of both companies to raise the level of service it would provide to customers. In addition, because of the economies of scale, it is anticipated that the cost of providing this improved service will decrease on a per customer basis. Similarly, the merger will allow the companies to eliminate duplicative operational practices. For example, the cost and time of programming backhaul and uplink would halved because New EchoStar would only need to perform these functions once where today each company must perform these operations separately.

               New EchoStar will also gain tremendous efficiencies as a result of the combination of the EchoStar and Hughes customer bases. By having a greater number of viewers, New EchoStar will be in a stronger position to negotiate with programmers for more programming options at a lower per customer cost. Moreover, the increased number of customers may make the creation of an independent programming platform economically viable where it is currently impractical for either company alone.(60) With a large enough audience, New EchoStar will be in a position to produce and offer new and alternative programming choices to consumers. Finally, the greater number of viewers will make advertising on New EchoStar more valuable. Thus, by leveraging the size of its customer base, New EchoStar will be able to increase the programming options for its customers while decreasing costs.

----------
        (60) See Section IV.A, infra.

               As a whole, the efficiencies of the merger will result in better, more competitive services that will offer consumers greater programming and broadband options in a more cost effective manner.

               Nor is it possible, as the NAB suggests, for these efficiencies to be realized through some type of spectrum-sharing joint venture.(61) Such a venture is inherently unworkable outside of a merger scenario, primarily because it would require each company to cede control over a significant part of its "crown jewels" - its core satellite and spectrum resources. No court or agency has ever agreed that a transaction short of merger is a palatable alternative when it requires contribution of each firm's core assets. In fact, in this case there is unusually tangible proof that a joint venture would not work: the parties tried to negotiate one and failed because it was unworkable.

               There are only three options for control in an arrangement like the one the NAB proposes - control by DIRECTV, control by EchoStar, or shared control with the potential for deadlock. Absent a merger, neither EchoStar nor DIRECTV would cede the essential satellite assets of their businesses to its competitor to control, or to a separate entity that itself would be subject to instability and deadlock. Because spectrum sharing would require numerous decisions that would significantly disadvantage one firm or the other, these control questions are ruinous.

               Considering how the transition issues would be addressed in such a joint venture drives home the problem. Spectrum sharing would likely require the replacement of one firm's consumer equipment. The firm that had to replace its equipment would be

----------
        (61) NAB Petition at 90-92.

put at a significant disadvantage, even if the costs were shared, because consumers and retailers would stop buying that firm's equipment as soon as the decision was announced. Similarly, the decision on how to use each firm's satellite assets could significantly and adversely affect one firm or another in the event the agreement was terminated. Issues such as potential satellite failures and back-up plans would also be extremely difficult to address with separately owned diverse fleets of satellites. Finally, the general instability of such an arrangement would make the undertaking prohibitively risky, and would discourage investment in research and development needed to move the platform forward. Only the merger can provide the stability and decision making process to overcome these obstacles.(62)

       E. THE COMMISSION HAS A UNIQUE COMPETENCE TO RECOGNIZE THE EXTRAORDINARY SPECTRUM EFFICIENCIES FLOWING FROM THE MERGER

               The Commission is uniquely positioned to evaluate the extraordinary merger-specific efficiency of eliminating redundant spectrum use. In fact, the Communications Act requires the Commission to ensure the efficient use of the spectrum.(63) The Commission recently summed up the importance of spectrum efficiency and its role in achieving it:

----------
        (62) In addition to the control issues, a joint venture would require unwieldy procedural entanglements. The firewalls necessary to avoid sharing of competitive information would massively complicate the relationship of the firms with a stand-alone joint venture entity, exacerbating the control and stability issues.

        (63) See 47 U.S.C. Section 303(g) (requiring the Commission to "[s]tudy new uses for radio, provide for experimental uses of frequencies, and generally encourage the larger and more effective use of radio in the public interest."); see also 47 U.S.C. Section 309(j)(3)(D)
                                                                  (Continued...)

               The growing demand for spectrum by new services and the continuing development of radio communications technologies make spectrum management a unique challenge. Spectrum is a valuable and finite public resource that must be allocated and assigned in a manner that will provide the greatest possible benefit to the American public. At the same time, it is important to encourage the development and deployment of new, more efficient technologies that will increase the amount of information that can be transmitted in a given amount of bandwidth.(64)

Within that policy, across a host of telecommunications sectors, the Commission has consistently treated duplicative use of the spectrum with skepticism.(65)

----------
(in designing competitive bidding methodologies, the Commission shall seek to promote the "efficient and intensive use of the electromagnetic spectrum.").

        (64) In the Matter of Principles for Reallocation of Spectrum to Encourage the Development of Telecommunications Technologies for the New Millenium, 14 FCC Rcd. 19868, 19870 Paragraph 7 (1999); see also In the Matter of Principles for Promoting Efficient Use of Spectrum by Encouraging the Development of Secondary Markets, 22 Comm. Reg. 791 (2000).

        (65) For example, in denying a request for the use of INTELSAT facilities to provide an identical telecommunications service already in existence on domestic satellite facilities, the Commission stated: "[g]iven the finite nature of the geostationary orbital locations for communications satellites... and transponder capacity on those satellites, the use of two transponders (one domestic and one INTELSAT) for identical service clearly is not an efficient use of this limited resource." Transborder Satellite Video Services, 8 FCC 2d 258, 281 n.30 (1981). See also In re Revision of Radio Rules and Policies, 7 FCC Rcd. 2755, 2783 Paragraph 57 (1992) (In the radio broadcasting context, reasoning that it saw "no benefit to the public [by] permitting commonly owned same-service stations in the same market to substantially duplicate programming," the Commission limited simulcasting by such stations to 25 percent of the broadcast schedule.); In re Application of State of Idaho for a Waiver of the Rules to Allow Federal Government Agencies to be Provided Service in the Private Operational Fixed Microwave Radio Service, 3 FCC Rcd. 5910 (1988) (In ruling favorably upon a requested waiver of the Commission's rules by the State of Idaho to enable it to share several Private Operational-Fixed Microwave Radio Service facilities with the United States Forest Service and a federal energy body, the Commission reasoned that "the proposed sharing w[ould] conserve public funds and (Continued...)

               Notwithstanding the Commission's pro-efficiency policies, the NAB argues that the Application should be denied because the "Commission has never agreed to allow a single firm to control 100 percent of an entire spectrum [sic]
.. . . ."(66) This argument is both inapplicable here and incorrect.

               First of all, the merger would not give New EchoStar such control. To arrive at its "100% control" idea, the NAB offers a gerrymandered definition of the relevant universe of spectrum - in its view, it is "all CONUS high-power Ku-band spectrum."(67) This definition excludes the DBS licenses held by R/L DBS and Dominion. Even under its own definition, moreover, the NAB ignores the licenses available for high-power Ku-band FSS satellites for the full-CONUS DBS slots allotted by the ITU to Mexico, Argentina, Canada and other countries. In fact, two Applications are pending before the FCC to allow service to the United States from two orbital locations allotted to Canada.(68)

               Second, the Commission's competition analysis is not based on a "band- by band" market definition. The inquiry is based on the competition available in the entire market, not only users of a particular spectrum band. As noted in Section II.A, below, the product market is multichannel video programming distribution, not three

----------
spectrum space by avoiding expensive and unnecessary duplication of facilities and service [and that] the public interest clearly favors this result.")

        (66) NAB Petition at 106.

        (67) Id.

        (68) See Digital Broadband Applications Corp., File No.
SES-LIC-20020109-0023; WSNET Holding, Inc., File No. SES-LIC-200111121-02185.

DBS slots, not even satellites only. The comparison drawn by the NAB from the DARS licensing proceeding is inapposite for a similar reason. The DARS licensees were then, and are now, the only providers of unbundled nationwide subscription radio. DBS providers, by contrast, have to compete against much larger, entrenched incumbents that do not use the "high-power Ku-band spectrum" at all. Finally, the Commission has, in fact, sanctioned the use of the spectrum allocated to a particular service by one licensee.(69)

II.    THE MERGER WILL HAVE PRO-COMPETITIVE EFFECTS, AND NO
       ANTI-COMPETITIVE EFFECTS, IN THE MVPD MARKET

       A. ECHOSTAR AND DIRECTV COMPETE PRIMARILY AGAINST CABLE OPERATORS IN THE MVPD MARKET

               EchoStar and DIRECTV compete in the market for Multichannel Video Program Distribution ("MVPD"). This market (and not a DBS-specific one) has been identified by both the Department of Justice(70) and the FCC(71) as the relevant market for

----------
        (69) When the Commission first established the Mobile Satellite Service ("MSS") in the L-band, it received competing Applications from 12 companies, invited all the Applicants to form one consortium, American Mobile Satellite Corporation, and gave one license to that entity. The Commission purposefully elected to license one large consortium as opposed to multiple smaller entities because, among other things: a larger amount of bandwidth would permit a greater variety of services to be provided by an MSS system, and a larger customer base to be served; the high cost of an MSS system and the amount of spectrum available for MSS warranted the licensing of one initial MSS system using the entire allocated spectrum; and joint ownership of an MSS system would best permit a variety of competitive mobile satellite services to be made expeditiously available to the public. These same considerations would justify to a much greater extent here the creation of New EchoStar even if there were not ample other spectrum in the same band available for other competing providers.

        (70) In 1998, the Department of Justice ("DOJ") sued to enjoin Primestar, a joint venture of large cable companies, from acquiring rights to an orbital slot for nationwide DBS service that were held jointly by News Corp. and MCI Telecommunications Corp. In the suit, DOJ alleged that allowing cable operators through Primestar to control those DBS assets would eliminate the possibility that those assets could be used to compete
                                                                  (Continued...)

purposes of evaluating transactions such as the EchoStar-Hughes merger.(72) Although the MVPD market encompasses a number of different distribution technologies, there can be no doubt that this market continues to be dominated by incumbent cable operators, which continue to hold an approximately 78% share according to the most recent FCC analysis.(73)

               The principal merger opponents and their economists do not take serious issue with the notion that the relevant product market is MVPD, but they quibble around its edges and attempt to distort a number of facts and marketplace developments in order to construct a case that the merger will lessen rather than promote MVPD competition. Specifically, these parties have adopted a four-pronged strategy that seeks to: (i) minimize the degree to which cable operators dominate the MVPD marketplace; (ii) overstate dramatically the degree to which DIRECTV and EchoStar are competitively


----------
against cable. DOJ also alleged that the MVPD market was the relevant product market for the purpose of evaluating Primestar's proposed purchase of the DBS assets. See United States v. Primestar, Inc., Civ. No. 1:98CV01193 (JLG) (D.D.C. May 12, 1998).

        (71) In re Application of MCI Telecommunications Corp., 15 Communications Reg. (P&F) 1038 (1999), at para. 9 & n.29 (finding that the
MVPD market was the relevant market for purposes of analyzing this DBS transfer of control application, and moreover, that "DOJ concurs with the Commission's analysis that the relevant product market is the provision of MVPD services.")

        (72) Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, 9 FCC Rcd. 7442, 7474 Paragraph 62 (1994) ("First MVPD Competition Report") (from the outset, the FCC recognized that DBS would "readily compete with cable")

        (73) Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Eighth Annual Report, FCC 01-389 (rel. Jan. 14, 2002) at Table C-1 ("Eighth MVPD Competition Report").

focused on one another, rather than on dominant cable incumbents; (iii) marginalize the extent of any other existing or potential competition from other MVPD market sources; and (iv) attempt to taunt the merger Applicants with statements lifted from a private lawsuit that never came close to being adjudicated to a conclusion, and that is of little relevance here. Each of these prongs is discussed in more detail below, and when examined, illustrates the degree to which the merger opponents have misrepresented the state of the MVPD market, as well as the competitive effects of the proposed merger.

               1. CABLE DOMINATES THE MVPD MARKET

               To read the pleadings of the NRTC, Pegasus and the NAB, in particular, one would believe that DBS, and not cable television, was the dominant multichannel video programming distribution technology in the United States. To the contrary, the Commission has recognized that cable is "the dominant technology for delivery of video programming to consumers in the MVPD marketplace."(74) Nationwide, cable controls more than three quarters - 78 percent - of the MVPD market.(75) The vast majority of U.S. households is passed by cable, and most households subscribe: 64 percent - almost two thirds - of all households owning a television subscribe to cable television.(76) Nor is

----------
        (74) Eighth MVPD Competition Report Paragraph 5.

        (75) Id. at Paragraphs 6-7.

        (76) Id. at Paragraph 18.

cable subscribership falling. Indeed, cable penetration rose by over a million subscribers last year, an increase of almost two percent.(77)

               Plainly, this is a market in which the cable companies continue to hold a dominant market position. And to the extent that DBS has emerged as "the principal subscription competitor to cable television service,"(78) cable's huge installed subscriber base of 70 million households is by far the greatest source of potential growth for the DBS service, and will remain the primary focus of competitive activity by DBS providers, in the future.

               As stated in the Application, however, the key determinant to the continued emergence of DBS as a strong MVPD competitor will be the degree to which the service can keep pace with the technological enhancement of incumbent cable television systems. Even analog cable operators historically have had tremendous advantages over DBS operators in terms of system incumbency, consumer resistance to satellite dish installation, and extremely low consumer equipment costs relative to DBS providers. To the extent that DBS has been able to distinguish itself in the marketplace as having certain quality advantages over analog cable systems, such as a diverse number of programming channels offered with a digital quality picture and sound, the rollout of digital cable systems is reducing or eliminating this competitive advantage.(79)

----------
        (77) Id. at Paragraph 18.

        (78) Id. at Paragraph 57.

        (79) See e.g. NRTC Petition at 20, 22; see also NRTC's Appendix, Exhibit I, Declaration of Paul W. MacAvoy at 6 ("MacAvoy Declaration").

               Indeed, as noted in the Application, digital cable is profoundly threatening to DBS. Among other things, digital cable:

                  - erases DBS firms' historical quality and channel advantages;

                  - allows cable firms to offer a video/cable-modem bundle that DBS providers cannot begin to match;

                  - has led the large cable multiple system operators to target DBS much more aggressively than in the past, including with cable modem bundles, national advertising targeted at DBS services, "dish bounties," and other satellite-specific promotions; and

                  - has introduced true two-way VOD in a number of markets, which currently cannot be matched by one-way only DBS systems, and enables the development of vastly expanded interactive services.

In addition, although DBS has become a more substitutable service to cable now that local channels may be carried on DBS systems, unless the merger is consummated neither DIRECTV nor EchoStar has the capacity or subscriber base, especially in the presence of must carry obligations, to carry local channels in anything close to the 210 DMAs in the United States.

               Even the merger opponents agree that digital cable is emerging as a formidable incumbent cable response to DBS,(80) but they fail, of course, to recognize the

----------
        (80) See Pegasus Petition, Attachment A, Report of Daniel L. Rubinfeld ("Rubinfeld Report") at 19; NRTC Petition at 20 (characterizing digital cable as "reasonably interchangeable" with DBS); MacAvoy Declaration (NRTC) at 6; NAB Petition, Declaration of J. Gregory Sidak Declaration at 9-10 ("Sidak Declaration").

implications of this point. If EchoStar and DIRECTV are to continue to succeed, they must match both the current dominance of incumbent cable operators as well as the dire competitive threat posed by the upgrade of these incumbents' systems. Absent a merger, there is a profound risk that DBS will devolve from its current position in the MVPD market as a quality and innovations leader to a lesser alternative that will cause its customers to abandon the DBS platform. And this development in turn will lessen the competitive pressure on cable firms, enabling them to continue to exercise market power.

              2. NRTC, PEGASUS AND THE NAB GREATLY OVERSTATE THE DEGREE OF COMPETITION BETWEEN DBS PROVIDERS RELATIVE TO CABLE

               Consistent with their strategy of ignoring the "900 pound gorilla" presence of incumbent cable operators in the MVPD market, the Petitioners also use misleading anecdotes and false inferences to suggest that "EchoStar and DIRECTV compete very closely with each other," while "competition with cable" from the DBS firms allegedly is "more attenuated."(81) Indeed, each of the NRTC, Pegasus and the NAB go to great lengths to portray EchoStar and DIRECTV as "vigorously competitive" with one another, in order to suggest that the merger will lead to a dramatic reduction in MVPD competition.(82) They of course compete, but this competition is dwarfed in comparison to DBS competition with cable. The Petitioners' point is overstated, and the policy conclusion is incorrect.

----------
        (81) See e.g., Pegasus Petition at 22.

        (82) NAB Petition at 15-31; NRTC Petition at 31-35; Pegasus Petition at 12-14, 21-29.

               First, NRTC mischaracterizes the testimony of the merger parties' economist, Dr. Willig, as concluding that EchoStar and DIRECTV "do not compete" in the MVPD market, which the NRTC asserts "defies logic."(83) This is a strawman that clearly does not track Dr. Willig's statement. What Dr. Willig observed was that "DBS pricing decisions appear to be driven by competition with cable companies," that EchoStar and DIRECTV focus on gaining market share "by luring consumers away from the leading cable providers," and thus, that DBS companies "focus" their competitive efforts "on cable providers, rather than the other DBS firm."(84) Such statements, of course, are in no way inconsistent with the notion that DBS providers also compete to an extent with each other - as MVPD market participants, they clearly do. But the level of competition between DIRECTV and EchoStar, which together control less than 20 percent of the MVPD marketplace, is dwarfed by the level of competition between DBS and cable.

               Second, to the extent that NRTC, Pegasus and the NAB attempt to support their claims of ultra-vigorous intra-DBS competition with "evidence," most of it is flawed and misleading.

            - The Petitioners claim parallel equipment discounting promotion and offers by both companies. In fact, they ignore that these actions describe the gradual move of both DBS companies towards the cable paradigm of free equipment, a clear effort to better

----------

        (83) NRTC Petition at vii.

        (84) Merger Application, Exhibit A, Declaration of Dr. Robert D. Willig on Behalf of EchoStar Communications Corporation, General Motors Corporation, and Hughes Electronics Corporation at Paragraph 11 ("Merger Application Willig Declaration).

               compete with cable. The DBS firms realized early on that they could not persuade cable subscribers to switch to DBS if the up-front costs were too high in relation to cable, and this dynamic has increased as they seek to grow deeper into cable's installed base.

            - The Petitioners claim that five days after DIRECTV announced that it was beginning to offer local service at $5.99 per month, EchoStar announced it was going to start providing a similar line- up of local channels for $4.99, events which occurred in late November 1999.(85) In fact, it was exactly at that time, November 29, 1999, that the Satellite Home Viewer Improvement Act ("SHVIA") of 1999 allowed EchoStar and DIRECTV to begin offering "local-into-local" service for the first time. Given the importance of this regulatory development (and its import in allowing the two DBS companies to begin competing more effectively with cable operators), it is hardly surprising that the two companies announced at roughly the same time that they would begin offering local channel service.(86)

            - The Petitioners claim that both DBS firms announced on December 27, 2001, that they were going to provide additional local channels in each market. In fact, on January 1, 2002, both DBS firms' must carry obligations went into effect, so that both firms were required by law on the same day to offer more local channels.(87)

            - The Petitioners claim that each of EchoStar and DIRECTV generally picked the most populous areas in the country to roll out their local-into-local service. In fact, EchoStar and DIRECTV lists of DMAs do not overlap completely, suggesting that each company's local-into-local decisions are based on different considerations, to a much greater extent than overlap cities suggest intra-DBS rivalry.

            - The Petitioners emphasize that both EchoStar and DIRECTV announced the availability of HDTV-compatible set-top receivers within one day of each other.(88) Petitioners fail to note, however,


----------
        (85) Willig Declaration at Paragraph 57.

        (86) Id.

        (87) Id. at Paragraph 58.

        (88) See e.g., NRTC Petition at 33.

               that each of these announcements occurred at the Consumer Electronics trade show, a venue where such announcements regarding new technologies are commonplace. The timing of this announcement is much more logically ascribed to the promotional benefits of making such announcements at the leading electronic trade shows, rather than competitive response.(89)

               The bottom line is that the incidents cited by opponents of the merger simply do not provide persuasive evidence of intense competition between the two DBS firms. Rather, each provider primarily targets cable, and to the extent that they appear to be lowering prices or adding services in approximate tandem, those tandem movements for the most part reflect the response of both operators to predictable extrinsic events.

               More broadly, the basic question posed by the Petitioners, i.e., whether the DBS providers compete at all, is misplaced. As Dr. Willig observes, the more relevant question for analyzing the impact of the merger on competition in the MVPD market is not whether EchoStar and DIRECTV "compete at all. Rather, it is the degree of competition between EchoStar and DIRECTV. . . ."(90)

              3. THE BEST EVIDENCE SHOWS THAT THE DEGREE OF COMPETITION BETWEEN ECHOSTAR AND DIRECTV IS MODEST

               Notwithstanding the optical illusion of contemporaneous action and reaction that Petitioners try to create, the data show that the DBS services of the Applicants do not compete fiercely against each other, and the loss of existing competition from the merger is correspondingly limited. Perhaps the best witnesses of

----------
        (89) Willig Declaration at Paragraph 58.

        (90) Id. at Paragraph 59.

this, and certainly the greatest beneficiaries from the lack of perfect competition between the two satellite providers, are NRTC and Pegasus themselves. While these two entities purport to be concerned about the fate of rural consumers, they currently charge rural subscribers $34.99 - $3.00 more per month for DIRECTV's Total Choice package, an expanded basic service, than DIRECTV charges its subscribers for the same programming package in other areas of the country. This subscription fee is also $3.00 per month more than the price charged by EchoStar for its equivalent America's Top 100 package.(91)

               As explained above, the reasons for NRTC's and Pegasus's ability to overcharge their subscribers include the "huge differentiator" associated with sports programming and DIRECTV's brand name.(92) For whatever reason, EchoStar today does not effectively constrain the prices charged by Pegasus and NRTC in rural areas. As the Applicants will show below, national pricing will better constrain the DBS prices charged rural consumers by NRTC and Pegasus than EchoStar can today.

               Dr. Willig's examination of "churn data" confirms the relatively low degree of competition between DIRECTV and EchoStar. For example, using a DIRECTV subscriber survey, Dr. Willig studied the percentage of current DIRECTV

----------
        (91) Ironically, it appears that the reason that NRTC and Pegasus are able to charge a supracompetitive price is precisely because, unlike EchoStar and DIRECTV, they do not compete with the major MSOs in urban areas.

        (92) NAB Petition at 63.

subscribers who were previously EchoStar subscribers.(93) The data showed that only nine percent of DIRECTV's current subscribers were previously EchoStar subscribers.(94) By comparison, roughly 61 percent of DIRECTV's current customers previously subscribed to cable.(95) Dr. Willig concludes that these figures confirm the views expressed by DBS executives that the "objective of each firm is to gain market share by luring customers away from the leading cable providers," not the customers of the other DBS firm.(96) Analyses by Dr. Willig of other churn data reflect as well that there is only limited competitive interaction between the DBS firms.(97)

              4.     ECHOSTAR AND DIRECTV HAVE BEEN UNABLE TO DISCIPLINE
                     CABLE PRICES

               The competition from EchoStar and DIRECTV that Petitioners are so eager to see preserved has not been enough to constrain the pricing behavior, improve the service quality, or enhance consumers' perception of most cable companies. One perennial fact observed by the Commission in its annual reports on the status of competition in the MVPD market is that cable operators continue to increase their prices

----------

        (93) See Willig Declaration at Paragraph 61. Each month, DIRECTV surveys a random sample of roughly 350 subscribers and asks them a series of questions, including whether they have ever subscribed to cable or another DBS service. Id.

        (94) Id.

        (95) Id.

        (96) Id.

        (97) Id. at Paragraphs 62-66.

at rates that far outpace inflation.(98) EchoStar and DIRECTV, by contrast, have only raised their rates twice since 1996.

               The findings of a Consumers Union survey of cable and satellite subscribers, published in the September 2001 Consumer Reports, highlights the effects on customer satisfaction of an industry with inadequate competition.(99) The report of this survey summed up its findings on cable service with a lament:
"In the national surveys of nearly 2,000 cable- and satellite-TV subscribers conducted for this report, cable companies received among the lowest marks of any service providers we regularly evaluate - even lower than those for technical support from computer manufacturers."

        ---------- (98) Eighth MVPD Competition Report at Paragraph 9 ("During the period under review, cable rates rose faster than inflation. According to the Bureau of Labor Statistics, between June 2000 and June 2001, cable prices rose 4.24 percent compared to a 3.25 percent increase in the Consumer Price Index ("CPI"), which measures general price changes."); Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, 22 Comm. Reg (P&F) 1414 at Paragraph 9 (2001) ("Seventh MVPD Competition Report") ("During the period under review, cable rates rose faster than inflation. According to the Bureau of Labor Statistics, between June 1999 and June 2000, cable prices rose 4.8 percent compared to a 3.2 percent increase in the Consumer Price Index ("CPI"), which measures general price changes."); Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming 15 FCC Rcd. 978 at Paragraph 9 (2000) ("Sixth MVPD Competition Report") ("During the period under review, cable rates rose faster than inflation, although the difference between the cable price index and the Consumer Price Index ("CPI") is not as great as in the previous year. According to the Bureau of Labor Statistics, between June 1998 and June 1999, cable prices rose 3.8% compared to a 2% increase in the CPI, which measures general price changes."); Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, 14 FCC Rcd. 923 at Paragraph 9 (1998) ("Fourth MVPD Competition Report") ("During the period under review, cable rates rose more than four times the rate of inflation. According to the Bureau of Labor Statistics, between June 1997 and June 1998, cable prices rose 7.3% compared to a 1.7% increase in the Consumer Price Index ("CPI"), which is used to measure general price changes.")

        (99) See TV: The Digital Decision, A Guide to Choosing Between Digital Cable and Satellite TV - Or Sticking with Regular TV Service, Consumer Reports (Sept. 2001).

When the Consumers Union asked the survey respondents if they had been charged a "substantial rate increase" in the last year, more than three times as many cable customers answered affirmatively than did satellite customers (40% to 13%). And when asked if their service was an "excellent value," more than three times as many satellite subscribers responded affirmatively ("fewer than 10%" of cable subscribers to 30%). Cable customers were also much more likely to report frequent service disruptions, unwanted changes in program packages, and frequent channel-listing changes.

               While cable rates have risen steadily and faster than the rate of inflation since they were deregulated in the early 1990s,(100) what follows are a few examples of some recent cable rate hikes in a few representative cities.(101)

            - In Austin, Texas, AOL/Time Warner recently raised the monthly fee for expanded basic cable service to $41.67. They had charged $34.20 in 1999, $37.74 in 2000, and $39.69 in 2001. This is an
               increase of more than 21% in just three years. For a converter box, the increase over the same period was 93.8%, and the price for service charges increased 77.6%.(102)

            - Cable customers in Reno, Nevada saw Charter raise its expanded basic rates approximately 15% this year, to $39.99 per month. Monthly service charges had been just $16.45 in 1990, increasing 143% over the next eleven years.(103)

----------
        (100) See Comments of Consumer Groups at 7-10.

        (101) See Attachment D for news articles announcing recent rate hikes.

        (102) Austin American Statesman, "Time Warner is upping cable rates," Nov. 28, 2001.

        (103) The Associated Press State & Local Wire - Reno, Nevada, "Cable television rates to jump in northern Nevada," Nov. 26, 2001.

            - Monthly cable fees in Syracuse, New York have been repeatedly raised by AOL/Time Warner by 5.4% in January 2001, 5.4% in August 2001, and another 5% in January 2002, with the number of channels remaining the same.(104)

            - AT&T Broadband raised its monthly rates for expanded basic service an average of about 8% around the country, after two similar rate hikes in 2001.(105)

               When Comcast recently increased its rates in line with the other dominant cable operators around the country, cable consumers in the Washington, D.C. area experienced this lack of effective competition first-hand.(106) Comcast's Basic Plus package went from $36.04 to $38.17 a month, another 6% increase. This particular Comcast package compares closely to EchoStar's Top 50 programming package with local channels, except in price: EchoStar still charges only $28.98 per month. That's a yearly difference of over $110.

               Mark Cooper, director of research for the Consumer Federation of America, correctly observes that the primary reason for these enormous rate hikes is the lack of effective competition: "The simple fact of the matter is that they [cable operators] know they can pass through all those increases. The only people who raise prices in the middle of a deep recession are the monopolists. They use market power to force those


----------
        (104) The (Syracuse, NY) Post-Standard, "Time Warner raises cable rates again," Dec. 1, 2001.

        (105) The Boston Globe, "AT&T will hike cable rates 8.7%," Nov. 22, 2001; The Miami Herald, "AT&T to raise cable rates," Nov. 3, 2001; Atlanta Journal and Constitution, "AT&T Broadband to raise cable TV fees for metro Atlantans," Nov. 3, 2001.

        (106) See Attachment E, "Dear Comcast Customer" Letter.

increases through to the public."(107) Gene Kimmelman, co-director of Consumer Union's Washington, D.C. office, agrees: "This reflects ongoing price gouging by cable monopolies. It's particularly astounding that they're raising prices at a time when the economy is stalled."(108)

               It is against the backdrop of these quintessential elements of cable market power that the Commission must analyze the proposed transaction. As reflected in the views of the Consumers Groups and others,(109) as well as the attached economic analyses,(110) the proposed merger is the only clear path to introducing effective competition to cable operators throughout the country.

               In sum, EchoStar and DIRECTV both compete in the MVPD market, and to some limited degree they compete against one another. But the undeniable facts remain that the MVPD market is dominated by incumbent cable operators, both EchoStar and DIRECTV compete primarily against those cable operators, and the two firms must merge to stay competitive with those cable operators.

----------
        (107) The (Albany, NY) Times Union, "Higher cable TV bills coming," Nov. 22, 2001.

        (108) The Seattle Times, "AT&T to raise cable fees 5.5%," Nov. 3, 2001.

        (109) See e.g., Comments of Consumer Groups at 21; Comments of the National Taxpayers Union at 1; Comments of the Missouri Chamber of Commerce at 1; Comments of the Competitive Enterprise Institute at 1; Comments of Frontiers of Freedom at 1; Comments of Farm Bureau Financial Services at 1; Comments of the Third Millenium Communications & Electronics Co. LLC at 4; Comments of the Small Business Survival Committee at 1.

        (110) Willig Declaration at 4, 70-71.

              5. THE MERGER OPPONENTS WRONGFULLY IGNORE OTHER MVPD PROVIDERS AND POTENTIAL ENTRANTS

               Another part of the strategy of the merger opponents is to argue that, apart from cable and DBS, other MVPD competitive services are "fringe technologies,"(111) with no prospect of "entering the market on a time frame or a scale sufficient to constrain a DBS monopolist."(112) Again, such statements miss the mark.

               First, the statements are inaccurate. There are other MVPD services across the country that retain significant subscribership. C-band satellite, Multichannel Multipoint Distribution Service ("MMDS") providers, Satellite Master Antenna Television ("SMATV") systems, and cable overbuilders all compete with DBS and incumbent cable systems. In fact, the combined MVPD market share of these technologies surpasses 3.25 million households - nothing like the dominance of cable, of course, but about one fifth of the total share of DBS subscribership.(113) In addition, the merger opponents do not accurately characterize the extent to which new MVPD market entry is possible or probable. Thus, the Commission itself has recognized that "competitive [MVPD] alternatives continue to develop."(114)

               Second, even if there were no other competitive distribution technologies or prospects for additional near-term entry in the MVPD market - neither of which is the


----------
        (111) NRTC Petition at 23. It is odd that NRTC would make this characterization as it is one of the four major distributors of C-Band programming. Eighth MVPD Competition Report at Paragraph 67.

        (112) Pegasus Petition at 36.

        (113) Eighth MVPD Competition Report at Paragraphs 67-76, 107-112.

        (114) Id. at Paragraph 5.

case - the fact remains that the dominant providers in the market remain cable operators, who have a 78% share. These are the providers that need "constraining," and New EchoStar will achieve that goal.

               (a) Satellite Competition. As indicated above, the formative years of the DBS industry have demonstrated that effective competition against the dominant cable providers in the MVPD market now requires the combination of the facilities and spectrum to which EchoStar and DIRECTV have access. At the same time, other companies have ample opportunity to use satellite spectrum and orbital locations, as well as other technologies, in an attempt to introduce additional competition in the MVPD market. Nothing in this merger will act to preclude such additional entry.

               In this regard, Mr. Sidak is simply wrong in his assessment that "[b]ecause orbital slot allocation is governed by the International Telecommunication Union, not the FCC, the number of orbital locations is fixed."(115) In fact, several orbital locations allotted by the ITU to other countries in the Western Hemisphere have the technical capability to serve the entire continental United States. Two of these countries, Mexico and Argentina, have reached agreements with the U.S. allowing satellites from these orbital locations to serve the U.S. direct-to-home market subject to the same FCC licensing requirements that apply to the U.S. DBS orbital slots.(116) Canada also has an ITU allocation for two DBS orbital locations that could be used to serve the U.S. market.

----------
        (115) Sidak Declaration (NAB) at 20.

        (116) See International Bureau Announces Conclusion of U.S.-Argentina Framework Agreement and Protocol for Direct-to-Home Satellite Services and Fixed-Satellite Services, 13 FCC Rcd. 16581 (1998); International Bureau Announces
                                                                  (Continued...)

               MVPD competition could be brought to bear by any number of Ka-band licensees. Pegasus, for example, is free to use its valuable Ka-band licenses to provide MVPD service throughout the United States. Far from the dire picture of spectrum warehousing painted by opponents of the merger,(117) there is wide dispersion of Ka-band and other FSS licenses among a variety of licensees.(118) In fact, of the full CONUS Ka-band and FSS orbital locations (those from 83(degrees) W.L. to 133(degrees) W.L. according to Pegasus),(119) licensees other than New EchoStar would hold a majority of the assets.(120)

               Non-full CONUS licensees, such as R/L DBS and Dominion, also will pose a competitive threat to New EchoStar. R/L DBS has proclaimed its ability to serve nearly every corner of the United States with regional programming from the 61.5 W.L. orbital location.(121) Assuming this is true, it and its progeny will be able to compete head-to-head with New EchoStar.

----------
Conclusion of U.S.-Mexico Framework for Agreement and Protocol for Direct-to-Home Satellite Services, 12 FCC Rcd. 13105 (1996).

        (117) NAB Petition at iii, 11-12; Pegasus Petition at 63-69; NRTC Petition at 50-56.

        (118) Even medium-power FSS satellites still lend themselves to various DTH initiatives, as shown for example by BellSouth's recent plan for a DTH offering. While BellSouth has not gone forward with that plan, the fact remains that ample FSS spectrum remains available for medium-power and high-power satellite DTH initiatives.

        (119) See Pegasus Petition at 71.

        (120) Eleven other entities affiliated with neither EchoStar nor Hughes currently control orbital slots in the 83(degrees) W.L.-103(degrees) W.L. arc, which demonstrates that there are more than enough prime Ka-band slots controlled by others to ensure that the merger will not "stifle" competition in providing broadband services. See "FCC International Bureau Authorizes Second Round Ka-Band Satellite Systems," Press Release (Aug. 2, 2001).

        (121) See Ex Parte Presentation by Howard J. Symons, Petition of R/L DBS Company L.L.C., For Extension of the R/L DBS Direct Broadcast Satellite Construction Permit, Spot Coverage Map (June 6, 2000).

               NRTC and its affiliate Pegasus will also likely compete against New EchoStar by using certain facilities of the combined entity if they desire to do so. Specifically, to the extent that DIRECTV's contract with NRTC grants NRTC the right to distribute certain video programming in certain areas, the merger would not alter its contractual rights. Since NRTC and Pegasus would not in those circumstances be constrained by New EchoStar's national pricing commitment, they would be able to continue to charge more to rural subscribers, as they do now, than DIRECTV or EchoStar, separately or together. In fact, however, the DIRECTV/ NRTC agreement makes clear that NRTC's exclusive rights are limited and will expire in the future. As a consequence, New EchoStar will be able to compete fully with NRTC/Pegasus throughout those areas where NRTC and Pegasus have distribution rights under their contracts. This may in turn mean that, for commercial reasons, NRTC and Pegasus no longer will be able to charge more than New EchoStar for the same service, but such a result would be a benefit, not a loss, for rural consumers.

               C-band satellite services are maintaining efforts to attract rural subscribers. While C-band is certainly not an effective alternative in urban areas, it should not be discounted as an alternative in rural areas. NRTC itself is a major distributor of C-band service even as it resells DBS service. While acknowledging that the number of C-band subscribers has fallen over the past few years, PrimeTime 24, the self-proclaimed "leading provider of network television programming to the C-band marketplace," claims that, as of November 2001, there were almost 900,000 C-band subscribers in the United States.(122)

               (b) Terrestrial Competition. The Commission has also observed that entrants using a number of different technology platforms are having an impact on MVPD competition that cannot be ignored. Terrestrial services such as MMDS are capable of serving an estimated 36 million homes.(123) Although MMDS subscribership remained steady in the past year, the competitiveness of MMDS video offerings will likely be enhanced by MMDS operators' roll out of high-speed Internet access service, which can be paired with video to create the type of bundled service offering that consumers increasingly find attractive.(124)

               The Commission recently recognized "the growing importance of providers that are overbuilding existing cable systems with state-of-the-art systems that offer a bundle of telecommunications services, including video, voice, and high-speed Internet access."(125) The Commission has termed these overbuilders "Broadband Service Providers" ("BSPs"), and noted that despite the challenges inherent in BSPs' strategy of entering markets with entrenched competitors, BSPs such as RCN and Knology are continuing to grow in terms of revenue and subscribership.(126)


----------
       (122) Comments of PrimeTime 24 Joint Venture at 3.

       (123) Eighth MVPD Competition Report at Paragraph 71.

       (124) Id.

       (125) Id. at Paragraph 13.

       (126) Id. at Paragraph 109, 111.

               Electric and gas utilities are moving forward with ventures involving video distribution. The Commission noted that although the utilities are "not yet major competitors in the telecommunications or cable markets," characteristics of these entities, "such as ownership of fiber optic networks and access to public rights-of-way, could make them competitively significant."(127) Importantly, utilities appear to hold great promise for competition in rural areas, as the Commission observed that "utilities, particularly some municipal utilities in rural areas, are willing to build advanced telecommunications networks offering a full range of services where incumbent cable operators and telephone companies are not."(128)

               Finally, the Commission has reported that it is "technically feasible" for a new terrestrial service, which the Commission has dubbed Multichannel Video Distribution and Data Service ("MVDDS"), to share spectrum allocated to DBS in the 12.2-12.7 GHz band.(129) The Commission has adopted a Further Notice of Proposed Rulemaking seeking comment on technical and service rules for licensing the new services.(130) Four companies, Northpoint Technologies, MDS America, Satellite Receivers, Ltd. and PDC Broadband Corporation have sought licenses or otherwise expressed interest in providing such a service. While EchoStar and DIRECTV have opposed the interference levels posited by proponents of MVDDS, they also have stated


----------
       (127) Id. at Paragraph 104.

       (128) Id.

       (129) Id. at Paragraph 64.

       (130) Id.

on the record that competition from such services is welcome so long as no interference occurs.(131)

               (c) Analogous examples of "intermodal competition." The broad view of MVPD as the relevant market is consistent with that of other agencies regulating different but competing technologies. In their competitive analysis, agencies typically consider not only the provision of service by the particular mode of carriage utilized by the company at issue, but also other competing forms of carriage (frequently referred to as "intermodal" competition).(132)

               In an analogous case, for example, the Interstate Commerce Commission ("ICC") took a broad view of the relevant market in approving the merger of the


----------
        (131) Cable and Satellite Broadcast Competition: The Status of Competition in the Multi-Channel Video Programming Distribution Marketplace Before the House of Representatives Energy and Commerce Committee, Subcommittee on Telecommunications and the Internet (statement of Charles Ergen, Chairman and CEO, EchoStar Communications Corporation) (Dec. 4, 2001) ("While EchoStar does not oppose the emergence of new competitors in the MVPD market, we are opposing the proposal by Northpoint, because Northpoint's current proposal would cause electrical interference with the satellite reception of our established satellite TV customers as confirmed by the MITRE Corporation's testing."); see also Comments of EchoStar Satellite Corporation in CS Docket No. 99-250 (Aug. 16, 1999) at 1, 3 ("EchoStar welcomes new entry into the MVPD market and applauds the Commission's proposal" to open the 12.7 - 13.2 GHz band for use by all MVPD providers... [T]he Commission should consider this band as yet another possible home for the service planned by Northpoint Technology.")

        (132) Market Dominance Determination & Consideration of Product Competition, 365 I.C.C. 118, 130 (1981); see also Market Dominance Determinations - Product and Geographic Competition, STB Ex Parte No. 627, 1 n.2 (served April 6, 2001)(noting that Board's market dominance analysis considers, among other things, "whether the complaining shipper can use other transportation modes, such as trucks or barges, to transport the same commodity between the same points"); Williams Pipe Line Co., 68 F.E.R.C. Paragraph 61, 136, at 61, 660 (1994).

Trailways bus line into Greyhound, at a time when those two lines accounted for the vast majority of intercity bus transportation in the U.S. As the ICC stated, "the relevant `product' market is the intercity transportation of passengers," including private automobile, airlines, intercity bus, and Amtrak.(133) The Commission went on to explain that, essentially, the national pricing of bus transportation was a sufficient safeguard: "bus passengers, even those with limited access to air, Amtrak, or private auto will continue to be protected from unreasonable rates by the market discipline of intermodal competition since remaining bus firms must set rates and service to attract passengers who do have these options."(134) In affirming, the Court of Appeals for the D.C. Circuit cited approvingly the ICC's findings that the market included other modes of transport, that "competition in the national market was necessary to promote the public interest," and that "even in rural markets, the consolidation would have little effect because intermodal competition would provide a sufficient cap on unreasonably high prices or inadequate services."(135)

               Like the Greyhound/Trailways transaction, the proposed merger should be evaluated in the broader market. Here, as there, all consumers will be protected because New EchoStar "must set rates and service to attract [consumers] who do have these options."


----------
       (133) GLI Acquisition Company Purchase Trailways Lines, Inc., ICC Decision No. MC-F-18505, at 7 (May 27, 1988).

       (134) Id. at 10.

       (135) Peter Pan Bus Lines, Inc. v. ICC, Nos. 88-1532, 88-1566, 88-1567,
slip op. at 5 (D.C. Cir. May 8, 1989).

               6. PETITIONERS CANNOT PROVE THE EXISTENCE OF A DBS MARKET FROM ECHOSTAR'S PRE-TRIAL POSITION IN A DISMISSED PROCEEDING

               Petitioners NAB and Pegasus, among others, try to prove their economic case by recourse to statements that EchoStar made in a 2000 pre-trial request for extension of time in a now dismissed antitrust dispute with DIRECTV.(136) The Petitioners use these statements to suggest that EchoStar believes in the existence of a separate DBS market, that therefore there must be such a market, and that EchoStar has reversed course now only to serve its interest in approval of the merger Application. The Petitioners misread these litigation statements, and in any event their reliance on them to prove their economic case is misplaced, particularly since none of their own economic experts has argued in favor of a separate DBS market.

               First, it is certainly not true that EchoStar's belief in a single MVPD market is of recent origin. EchoStar has always held the same view: that there is one MVPD market, in which cable is the incumbent and dominating player, and that DBS competes, although presently with distinct disadvantages, against cable within the MVPD market. It has also consistently recognized that certain factors have historically inhibited DBS from robustly competing with cable.

               EchoStar has expressed that view on dozens of occasions, starting as early as 1995. In 1996, for example, EchoStar asserted that "the relevant market includes all


----------
(136) NAB Petition at 37-40; Pegasus Petition at 12-14.

multichannel video programming distributors, not just DBS service providers."(137) In 1997 EchoStar wrote in comments to the Commission: "Ever since it commenced DBS service in the spring of 1996, EchoStar has viewed cable subscribers as its primary target market. Accordingly, EchoStar has priced and structured its offering with the primary purpose of attracting cable subscribers."(138)

               In December 1998, EchoStar expressed a similar view with respect to the potential impact of its transaction with MCI: "EchoStar emphasizes that the MVPD market - not any subset of that market - is the relevant market for analyzing the public interest impact."(139) It also noted that "DBS service has emerged as the most likely alternative with the potential for introducing full-fledged competition against dominant cable operators in the MVPD market, but is still a long way from realizing that potential because of various spectrum-related and regulatory constraints."(140) Appearing before a congressional committee in 1999 regarding EchoStar's efforts to compete with cable systems, EchoStar's Chief Executive Officer Mr. Ergen testified: "The relevant market for our service is the MVPD market. DOJ has found extensive evidence of customers


----------
       (137) In re Application of Direct Broadcasting Satellite Corp., 11 FCC Rcd. 10494 (1996) at Paragraph 8.

       (138) Comments of Echostar Communications Corp., In re Annual Assessment of the Status of Competition in Market for the Delivery of Video Programming, CS Docket No. 97-141 (July 23, 1997) at 2.

       (139) In re Application of MCI Telecommunications Corp. and EchoStar 110 Corp. (Dec. 2, 1998) at 7.

       (140) Id. at ii.

switching from cable to DBS, contrasted with the early days of DBS, when subscribers most often came from uncabled areas."(141)

               While this view of the relevant market was certainly the prevalent one in 2000, this does not mean that it was free from any doubt. As zealous advocates, EchoStar's lawyers in the litigation had the duty to explore fully the extent to which any such doubt could be used to bolster EchoStar's case. This was the context of the statements seized on by Petitioners in EchoStar's request for more discovery to shed additional light on the factual issues. In its Request for Rule 56(f) Continuance to Respond to Defendants' Motion for Summary Judgment, EchoStar argued that the summary judgment requested by DIRECTV was inappropriate pending ongoing discovery and in light of the need for additional discovery on highly complex issues such as market definition. The statements cited by Petitioners described only beliefs about what the evidence could establish, and they did not purport to be statements of proven fact. Indeed, EchoStar explicitly noted that its assertions were based on a preliminary understanding of the case, stating that "expert witnesses will play an important role on several issues, including the definition of the relevant market."(142)

               Finally, even if there were any potential counter-argument about the relevant market in 2000, it has been dispelled by developments that were then in their early stages and that have since matured decisively. As explained above, these


----------
       (141) Charles W. Ergen, Testimony Before the Subcommittee on Antitrust, Business Rights, and Competition, Committee on the Judiciary, U.S. Senate (Jan. 27, 1999) at 3.

       (142) Request for Continuance, at 3.

developments include: on the one hand, the fuller extent to which DBS providers have since been able to capitalize on the local-into-local opportunity afforded by SHVIA since the end of 1999; and, on the other hand, the aggressive roll-out of digital cable.

        B. NRTC, NAB AND PEGASUS CRITICISMS OF THE FCC'S "HOMES PASSED" ESTIMATE ARE NOT PERSUASIVE AND RELY ON INACCURATE DATA SOURCES

               In discussing the lack of anti-competitive impact on rural markets of the proposed transaction, the Application referenced the Commission's then-current statement on cable availability, which observed that over 96% of all television households in the United States are passed by cable television systems and that these cable operators continue to be the dominant distributors in the national MVPD market.(143) The Commission has since released its Eighth Annual MVPD Competition Report which places the current percentage of television households passed by cable at 97.1%.(144) NRTC, NAB and Pegasus argue that the statistics cited by the Commission overstate the percentage of TV households that have access to cable. These Petitioners, however, provide nothing but speculation to support their claims. And, even if the parties in this proceeding could agree on a percentage of homes not passed by cable, the practical


----------
       (143) Merger Application at 39-40 (citing Seventh MVPD Competition Report, 16 FCC Rcd. 6005, at App. B., Table B-1).

       (144) Eighth MVPD Competition Report at Paragraph 17.

significance of this number would be insignificant, since New EchoStar effectively would be unable to isolate such consumers for an anticompetitive action.(145)

               In every Annual Report on the status of competition in the MVPD market since the Commission first began issuing them, the Commission has relied on data collected by Paul Kagan Associates, Inc. for the number of homes passed by cable.(146) Likewise, each year the Commission has compared the number of homes passed with the number of television households to obtain a sense of the availability of cable services to television viewers.(147) No Petitioner argues that this is the incorrect comparison for the Commission to make; nor could they, since the availability of cable to unoccupied housing units and occupied households without a television is indisputably irrelevant. Instead, the Petitioners argue that the Kagan data relied upon by the Commission overstates the number of television households in determining the number of homes passed, and that as a result, the percentage of television households passed by cable may


----------
       (145) See Willig Declaration at Paragraph 98 (explaining that the percentage of homes passed by cable is only relevant if New EchoStar is able to "find" the non-cable passed homes, a process that would be extremely difficult and costly).

       (146) Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, 11 FCC Rcd. 2060, 2068 n. 19 (1995) ("Second MVPD Competition Report") (explaining source of data for First MVPD Competition Report); Third MVPD Competition Report, 12 FCC Rcd. 4358, 4368, 4465; Fourth MVPD Competition Report, 13 FCC Rcd. 1034, 1049, 1174; In the Matter of Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Fifth Annual Report, 13 FCC Rcd. 24284, 24322 (1998) ("Fifth MVPD Competition Report"); Sixth MVPD Competition Report, 15 FCC Rcd. 978, 990, 1080; Seventh MVPD Competition Report, 16 FCC Rcd. 6005, at Paragraph 18, App. B. Table B-1; Eighth MVPD Competition Report, FCC 01-389, at Paragraph 17, App. B. Table B-1.

       (147) Id.

be inaccurate and could be as low as 81% instead of the 97% figure cited by the Commission.(148)

               The Petitioners' entire argument in this regard is based on the assertion that cable operators include unoccupied housing units and non-television households in the homes passed data that they provide to Kagan.(149) The assumption underlying this theory is that cable operators have no way to determine the number of television households in their service area.(150) Yet, this assumption is entirely unsupported by the Petitioners. Cable operators have every incentive to determine this figure because it defines their potential local customer base. The figure is relevant to any number of budgeting, marketing and other financial efforts undertaken by cable operators. Moreover, the number of television households in a service area is not unknowable. To the contrary, Nielsen Media Research publishes yearly estimates of TV households on a county-by-county basis for the entire U.S.,(151) and provides studies at an even finer level of granularity at the request of private entities. There is every reason to believe that cable operators are well informed concerning their potential customer base when they respond to Kagan data requests.

               Indeed, the Petitioners' own attack on the numerator of the calculation shows that the Kagan number of homes passed may in fact be understated in one


----------
       (148) NRTC Petition at 9; Pegasus Petition at 16; NAB Petition at 46.

       (149) NRTC Petition at 9; NAB Petition at 46.

       (150) NRTC Petition at 9-10 (quoting NTIA/RUS Report at 19 n. 62)

       (151) See Broadcasting & Cable Yearbook 2001 at B-160 - B241.

important respect. NRTC attacks the data based on each cable operator's uncertainty about which of several possible "homes passed" criteria to use: feeder cables in place nearby; cable television "readily available"; "potential" to be connected; or, households "capable" of receiving service.(152) As Dr. Willig notes, the correct criterion is the broadest one, i.e., the number of homes with the potential for being connected to the cable system.(153) The potential for a home to be connected to a cable system is enough for the purpose of disciplining a satellite provider's conduct. All of the other criteria listed by the NRTC may be read as requiring more than that for a home to be considered "passed." To the extent that a cable operator may be using a more restrictive "homes passed" criterion, the number of homes passed may in fact be understated from the economic point of view.

               Petitioners also attempt to support their theory regarding the Kagan data by citing data from Warren Communications ("Warren") on homes passed in six states, which exceeds the 2000 Census Bureau data on the number of occupied households in those states.(154) However, as Dr. Willig observes, Petitioners make no attempt to explain how data and collection practices by Warren Communications support their theory that the Kagan data is erroneous.(155) Petitioners also compare the Kagan data on homes


----------
       (152) See NRTC Petition at 10.

       (153) See Willig Declaration at Paragraph 98, n.119.

       (154) NRTC Petition at 11-12; NAB Petition at 46.

       (155) See Willig Declaration at Paragraph 98 ("No commenter has provided any evidence that the Warren data are more accurate than the Kagan data.")

passed in the U.S. with Census Bureau data on occupied households in the U.S., but this comparison is likewise unavailing in support of Petitioners' theory because there is no indication that the data collection and analysis practices of Kagan and the Census Bureau are the same or even similar. Simply put, the Petitioners do not make a persuasive case supported by hard evidence that the Kagan data, on which the Commission, industry and investors have relied for years, is incorrect or overstated.(156)

               Certainly, the opposite appears to be true for the figures proffered by the NRTC the NAB and their economic experts. As Dr. Willig explains, Dr. MacAvoy and Mr. Sidak both present a series of maps that purport to show areas where cable is available and where cable is not available and purport to show that it is possible to identify these areas with a great deal of precision.

               As an initial matter, it is important to realize that these maps are based on information that is provided to Warren Communications by the cable companies. To the extent this information is inaccurate or not kept current, Warren's information will not be accurate.(157)

               Dr. Willig independently tested the accuracy of the Warren data in two ways: First, he analyzed DIRECTV churn data and examined whether any customers who lived in zip codes that the Warren data suggest were not passed had churned from


----------
       (156) NRTC also attempts to manipulate the numbers to its own advantage by arguing that 23 million homes do not have access to cable. NRTC Petition at 14; see also Pegasus Petition at 17. By NRTC's own analysis this 23 million home figure includes unoccupied housing units and homes without televisions. Id.

       (157) Willig Declaration at Paragraph 95.

DIRECTV to cable. The data that Dr. MacAvoy and Mr. Sidak present suggest that a large number of zip codes are not passed by cable. But the DIRECTV data indicate that more than one quarter of the customers who lived in these supposedly non-cable passed zip codes and who left DIRECTV, left for a cable provider.(158)

               Next, to ensure that the problem is not with misreporting in the DIRECTV churn data, Dr. Willig asked Ginsberg Lahey, LLC, a Washington-based research firm, to check the accuracy of these results by contacting the local cable firms to ensure that subscribers in these zip codes could receive cable service. For a significant number of these zip codes, Ginsberg Lahey was able to confirm the accuracy of the DIRECTV churn data by verifying with the local cable provider that cable service was indeed available.(159) Ginsberg Lahey also contacted local cable firms in zip codes that the Warren data suggested were not passed by cable. In two weeks alone, Ginsberg Lahey discovered that at least 20 zip codes that Warren indicated were not passed by cable were in fact cable passed.(160)

               In any event, even assuming arguendo the correctness of Pegasus's characterization that "[t]here is a range of estimates and some controversy over the number of U.S. homes that lack access to cable,"(161) the homes passed issue is only


----------
       (158) Id. at Paragraph 96.

       (159) Id.

       (160) Id. Ginsberg Lahey found that cable service was available in the following zip codes: 13635, 13690, 24649, 25040, 25205, 30045, 30297, 30127,
37191, 40165, 46175, 47145, 42085, 55783, 63966, 66040, 70577, 72073, 77561, and
77650. The Warren database suggests that each of these zip codes is not passed by cable.

       (161) Pegasus Petition at 17.

relevant to the extent that New EchoStar would be able to discriminate against consumers in those areas not served by cable. This is not possible for at least three reasons. First, as described more fully by Dr. Willig, economic theory predicts that in the situation that Pegasus describes, where homes passed data may be unsound and yield uncertainty regarding the identification of customers in non-cable passed areas, a firm is not likely to engage in price discrimination.(162) In particular, New EchoStar would need to be wrong only in a relatively small number of cases to make it unprofitable to charge different prices to non-cabled and cabled customers.(163)

              Second, as originally described in the Application, the geographical diversity of those television households not served by cable makes discrimination between television households that are served by cable and those that are not very difficult.(164) Indeed, this latter point is aptly demonstrated by the maps of the fourteen "clusters" of rural areas included in the MacAvoy Declaration.(165) Those maps quite clearly show that census blocks without access to cable are interspersed with census blocks that do have access to cable in a way that would not permit a DBS provider to discriminate between cabled and non-cabled areas. In short, as Dr. Willig observes, even if the Warren (or Kagan) maps and data were accurate, cable franchise areas do not correspond to geographic designations such as DMAs, counties, or even zip codes. Thus,


----------
       (162) See Willig Declaration at Paragraph 94.

       (163) Id. (citation omitted).

       (164) Merger Application Att. A, Willig Declaration at Paragraph 37.

       (165) MacAvoy Declaration (NRTC) at 10-25.

even if New EchoStar were to price differently based on the zip code of a customer, the zip code of a customer will not tell New EchoStar precisely whether that customer is passed by cable or not. Therefore, Dr. Willig found, it "cannot be concluded from these maps that New EchoStar could implement a price discrimination scheme based on whether customers had cable available or not.(166)

              Finally, New EchoStar's commitment to the one nation, one rate card plan, which is addressed in more detail below, also will ensure that no discrimination occurs. At bottom, the question that the NRTC and others have injected into this proceeding over the number of homes passed by cable is a red herring that is not decisionally significant.

       C. PETITIONERS' ANALYSES BEGIN FROM A FALSE BASELINE OF HEALTHY COMPETITION IN THE MVPD MARKET

              The proposed merger will have significant pro-competitive effects in the relevant MVPD market, and the Applicants' one nation, one rate card commitment can demonstrably address any alleged anti-competitive effects on this market. The Petitioners' assertions that the merger will result in higher prices for consumers are wrong from the starting point. They are based on false, rosy assumptions about the welfare of MVPD consumers today. In particular, as shown above, Petitioners disregard at least two crucial facts: (1) EchoStar's and DIRECTV's services are not perfect substitutes for each other; and (2) neither company on its own has been able to rein in the


----------
       (166) Id. at 63.

behavior of large cable MSOs, which continue to raise their prices well in excess of the Consumer Price Index.

              Instead of recognizing these facts, the Petitioners assume implicitly that there is now full-blown competition in the MVPD market between DBS and cable. Starting from that premise, they attempt to show that the merger will destroy much of this competition to the detriment of consumers. The premise is false, however.

              To the question of whether MVPD consumers are well off today, the consumers' representatives correctly answer, no.(167) The Commission should not base its evaluation of the merger on the contrary assumptions entertained by the NAB, Pegasus and NRTC - that all is basically well today in the MVPD market.(168)

       D. THE MERGER WILL RESULT IN LOWER PRICES FOR MVPD CONSUMERS IN URBAN AND RURAL AREAS

              Some Petitioners argue that the merger will decrease the number of competitors from 2 to 1 in some areas, and 3 to 2 in others, thereby resulting in increased prices for MVPD consumers and a net public welfare deficit.(169) In support of this


----------
       (167) Comments of Consumer Groups at 4-7.

       (168) NAB Petition at 13-15; Pegasus Petition at 9-10; NRTC Petition at 1-2.

       (169) See, e.g., NAB Petition at 52-56 ("a horizontal merger may `create a single firm with substantial market power, enabling that firm to unilaterally raise prices. . .'" (quoting ABA Section of Antitrust Law, Antitrust Law Developments 493 (4(th) ed. 1997)); NAB's Sidak Declaration at 21-30 (calculating supposed price increase that would result form "duopoly-to-monopoly merger" and from a 3-to-2 merger); NRTC Petition at 30 (merger would lead to "monopoly prices to rural Americans"); NRTC's MacAvoy Declaration at 47-51 (predicting price increases as a result of merger); Rubinfeld Report (Pegasus) at 3.

proposition, Petitioners pursue two somewhat inconsistent lines of attack: (1) that New EchoStar will seek to maximize profits by instituting a patchwork of different prices in different areas of the country; or (2) that even with a national price commitment, New EchoStar will be able to raise its prices unilaterally in both urban and rural areas; and that the merger will facilitate collusion and allocation of territories between New EchoStar and cable operators.(170) The first category of arguments ignores the Applicants' national pricing commitment, the Applicants' past pricing practices, and the reasons why national pricing makes as much sense for satellite television services as it does for national offerings of Internet access and cell-phone services. The second category of arguments disregards that New EchoStar must set its price to be competitive in the most competitive markets where the largest number of potential subscribers are located. By setting its price above competitive rates or colluding with a cable operator, New EchoStar would forego large pools of U.S. consumers and fail to maximize its profits.

              1. THE ONE NATION, ONE RATE CARD PLAN WILL BE AN EFFECTIVE CONSTRAINT ON NEW ECHOSTAR

              The Petitioners question the value of New EchoStar's commitment of national pricing as a constraint on prices.(171) Their arguments ignore the fact that national pricing is consistent with the Applicants' efficiency-enhancing incentives and with their prior practices. It is also consistent with the practices of other national providers in


----------
       (170) NAB Petition at 96-98 (Sidak Declaration at 34-35); Pegasus Petition at 53-55; NRTC Petition at 35-38 (MacAvoy Declaration at 52-55).

       (171) NAB Petition at 96-98; Pegasus Petition at 53-55; NRTC Petition at 35-38.

comparable network industries. The ability to offer local promotions for installation and equipment will not undermine the effectiveness of national pricing as a constraint. Discrimination in the quality of service has not been a problem in the past, and the same incentives that have prevented the Applicants from practicing such discrimination to date will remain in place after the merger to prevent it in the future.

              As set forth in the attached Declaration of Dr. Willig, national pricing, which both EchoStar and DIRECTV have always used, makes sound economic sense. Offering a national price will allow New EchoStar to take advantage of this national footprint when marketing its services - using television advertising, for example, and making the price of the service part of such campaigns. In contrast, tailoring packages to particular areas would cause the loss of the economies of scale inherent in a national marketing campaign.(172) Moreover, customer service and direct sales are also done on a national basis, and implementing local price variations would require customer service representatives to be knowledgeable about a wide range of prices, only some of which would be available to any particular customer.(173)

              Even if these efficiencies did not attend national pricing, it would be extremely difficult to charge different programming prices in different areas. As Dr. Willig explains, evidence of this difficulty is demonstrated in areas where NRTC sells DIRECTV service at a price $3 per month higher than DIRECTV charges for the same


----------
       (172) See Willig Declaration at Paragraph 94. As Dr. Willig observes, while it is true that some local variations exist with respect to promotions, these are largely with respect to equipment, installation and value-added gifts, for example, an umbrella. Id. at 60-61.

       (173) Id.

service. In such areas, EchoStar could maintain or perhaps strengthen its competitive position vis-a-vis DIRECTV and charge an extra $1 or $2 in NRTC areas (which are easily identifiable). However, EchoStar has not reacted to this price disparity by charging higher prices, providing additional evidence of the inefficiencies of regionally pricing DBS services.(174)

              Nor could New EchoStar implement a price discrimination scheme based on whether customers had access to cable or not.(175) Dr. Willig shows that the task of isolating consumers without cable is inherently difficult and imprecise (for example, the Warren data used by Sidak and MacAvoy are rife with inaccuracies). And as Dr. Willig explains, it would only be necessary for New EchoStar to be wrong in a relatively small number of cases before it would become unprofitable to charge different prices on this basis.(176) Such a price discrimination scheme, therefore, simply would not make good economic sense.

              The fact that in the past the Applicants have used a limited number of local promotions to attract new subscribers in no way undermines their national pricing commitment. In a "Catch-22," the Petitioners attack the notion of national pricing both if New EchoStar renounces the ability to offer local promotions (they say it would be inefficient) and if New EchoStar retains that ability (they say local promotions will


----------
       (174) Willig Declaration at Paragraph 93.

       (175) Sidak Declaration (NAB) at 34-35; MacAvoy Declaration (NRTC) at 52-53.

       (176) Willig Declaration at Paragraph 94.

undermine the value of the national pricing commitment).(177) The truth is that local promotions can be a valuable tool to the same limited extent that Applicants have used them in the past, for example, in testing a promotion before taking it national, and that such limited promotions will not detract from the effectiveness of national pricing as a safeguard against price discrimination.

              The local promotions that EchoStar and DIRECTV have offered over the years have been limited in geographic scope, time, value and number of subscribers affected. In the last year, for example, EchoStar and DIRECTV have offered local promotions in only a handful of areas. These areas have been targeted due to localized, specialized reasons such as cable bounty programs targeted at local rate increases. Importantly, the promotions have been limited in duration and very limited in scope. Over the last year, for example, subscribers gained by local promotions were a very small percentage - less than 5% of EchoStar's total new subscribers for that period. Such limited local promotions for installation or equipment have not affected at all the levels at which the Applicants have set their national rates in the past and, according to Dr. Willig, will not do so in the future. For example, the effect on the profit-maximizing national pricing level would be negligible if New EchoStar were to offer in the first year of its operations only promotions of the same scope as those EchoStar and DIRECTV offered in the past. Indeed the Applicants are willing to commit to reasonable requirements to ensure that national pricing is an effective constraint on pricing behavior, consistent with efficiency and market dictates.


----------
       (177) NAB Petition at 94-95; NRTC Petition at 31-35.

              The Applicants also have engaged in no regional discrimination in the quality of service for several reasons. These reasons include the importance of national brand building and the significance of the DBS quality rankings by national consumer services evaluating quality on a national basis, such as J.D. Power. Some Petitioners nonetheless assert that New EchoStar will have an incentive to discriminate in the quality of the service it offers to subscribers with fewer MVPD alternatives.(178) The facts, however, disprove this assertion. Dr. Willig analyzed DIRECTV's customer satisfaction survey to determine whether DIRECTV currently engages in any form of non-price discrimination. Dr. Willig found that "the results suggest that rural customers are just as satisfied with DIRECTV's overall service and customer service as non-rural customers."(179) EchoStar, for its part, has generally received significantly fewer complaints, both on an absolute and a proportionate basis, from consumers in rural areas than from urban households. This fact alone disproves the Petitioners' assertion that New EchoStar will have an incentive to discriminate against customers with fewer choices, for if this speculation were valid, each company today would have the incentive to reduce its service quality in those rural areas. EchoStar has not done so, proving that it values the image of its brand over the alleged incentive to pick and choose to whom it offers its top-ranked customer service.(180)


----------
       (178) Rubinfeld Declaration (Pegasus) at 16; NAB Petition at 98, Sidak Declaration (NAB) at 36; NRTC Petition at 31, MacAvoy Declaration (NRTC) at 55.

       (179) Willig Declaration at Paragraph 69.

       (180) American Customer Satisfaction Index of the University of Michigan Business School, Aug. 20, 2001. See http://www.theacsi.org.

              2. "ONE NATION, ONE RATE CARD" WILL TRANSLATE EFFECTIVE COMPETITION IN URBAN AREAS INTO BENEFITS TO ALL HOUSEHOLDS AND RENDERS THE "3 TO 2" AND "2 TO 1" ARGUMENTS BASELESS

              Petitioners allege that, even with a national price commitment, New EchoStar would raise its prices or collude with cable operators to maximize its profits. Petitioners specifically argue that the merger will reduce the number of competitors from 2 to 1 in areas without access to a non-satellite MVPD provider, which will permit New EchoStar to charge "monopoly" prices, and that it will also reduce the number of competitors from 3 to 2 in areas served by non-satellite MVPD, leading to higher "duopoly" prices and facilitating collusion.(181) The cost/benefit analysis posited by Petitioners to reach this conclusion, however, assumes that New EchoStar would have no interest in growing its base of subscribers, and the only question would be how to maximize its profits from its existing subscriber base. Under Petitioners' analysis, New EchoStar would increase its prices if the additional profits from existing subscribers that have no realistic alternative service exceed the lost revenues from existing subscribers


----------
       (181) See, e.g., NAB Petition at 52-56 and Sidak Declaration (NAB) at 21-30 (calculating supposed price increase that would result from "duopoly-to-monopoly merger" and from a 3 to 2 merger); NRTC Petition at 30 and MacAvoy Declaration (NRTC) at 47-51 (predicting price increases as a result of merger); Pegasus Petition at 21-22, 29-30 (speculating that the merger will lead to "unilateral anti-competitive effects enabling a single DBS firm to increase price independently of how rivals behave, or will enable one satellite and one cable firm to coordinate behavior resulting in "greater freedom to raise prices"); CWA Petition at 2 (the reduction of competitors from 2-to-1 or from 3-to-2 will allow the merged firm to raise prices); Letter from the National Consumers League, National Farmers Union and the National Grange to William F. Caton, Acting Secretary, FCC (Feb. 4, 2002), at 1 (merger to monopoly will lead to higher prices).

choosing to cancel New EchoStar's service. However, Dr. Willig explains that such an approach would not be in New EchoStar's economic interests, for the simple reason that New EchoStar would not be maximizing revenue if it restricted itself to existing subscribers.

              A subscriber growth strategy is far more profitable for a firm such as New EchoStar that would serve a little more than 20% of the nation's MVPD households with a relatively high cost satellite fleet and uplink centers and relatively low marginal costs. As Dr. Willig explains, given the national pricing commitment, the prospect of gaining even a small percentage of new subscribers from the largest DMAs in the country would be much more valuable to New EchoStar than any prospect of extracting extensive rents from rural subscribers.(182) In other words, the benefits of gaining additional subscribers in the largest DMAs by charging a competitive price would be much more valuable to New EchoStar than the additional margin from any conceivable rate increase above a competitive price. And this comparison does not even take into account the revenue streams from advertising or from pay-per-view, VOD, and interactive services. These services are likely to be relatively more attractive in more affluent, urban areas, and they are more reason why New EchoStar would not want to forgo the huge pools of urban subscribers.

              This profit maximizing strategy is consistent with the way in which both DBS companies have uniformly favored growth to date, even though the prospects of growth are dampened by the constraints on EchoStar's and DIRECTV's ability to take on


----------
       (182) Willig Declaration at Paragraph 39-41.

digital cable as an equal and from their ability separately to offer local channels to all DMAs and thereby compete more effectively with cable providers in all markets. EchoStar, for example, aggressively prices its America's Top 50 and 100 packages at $22.99 and $31.99 per month in order to convert cable subscribers, even though Pegasus and NRTC charge a full $3.00 more per month in rural areas, leaving EchoStar ample room to raise its prices in those areas without losing rural subscribers. This growth strategy will make even more sense post-merger as New EchoStar takes advantage of the spectrum and other efficiencies gained by combining the two companies' resources in order to better compete with digital cable and therefore increasing the prospects for urban subscriber growth.

              Therefore, based on current and past practices in the DBS industry, as well as sound economic theory and modeling, there is no question that New EchoStar will set its national price at a competitive level based on the MVPD prices prevailing in the most populous markets in the nation. Precisely because of these profit-maximizing incentives, national pricing will act as a means of bringing to all Americans, wherever they are located, the benefits of MVPD competition, wherever in the country it is the most intense. Competitive pressures from MVPD distributors operating in the largest cities will translate into benefits for consumers that are not directly served by these distributors.

              Accordingly, the merger will not, as alleged by Petitioners,(183) be a "2 to 1" in any respect that matters for any area that is not passed by cable any more than it will


----------
       (183) NAB Petition at ii, Sidak Declaration (NAB) at 12); NRTC Petition at v; ACC Satellite TV Comments at 5.

be a "3 to 2" for any household that is served by a cable system. To maximize its profits, New EchoStar will have to set its prices at levels allowing it to compete for subscribers in the most densely populated and most heavily contested markets.

              3. THERE IS NO REALISTIC POSSIBILITY OF COLLUSION AMONG THE CABLE MSOS AND NEW ECHOSTAR

              For the same reasons that New EchoStar will attempt to maximize its profits by competing vigorously with those MVPD distributors serving the largest DMAs, the concerns expressed by Petitioners about collusion among New EchoStar and cable operators are unfounded. First of all, this particular tango would require New EchoStar to dance with as many as 10 cable MSO partners simultaneously. New EchoStar would have to coordinate not only with one cable operator but at least with most, if not all, of the largest cable MSOs operating in the nation's most populated areas.

              As explained by Dr. Willig, if any one of the major cable MSOs - AT&T/Comcast, AOL/Time Warner, Cablevision, Charter or Adelphia - were to refuse to participate in a deal to set prices at artificially high levels, a pool of millions of potential customers would automatically become unavailable to New EchoStar, making such a deal among the remaining parties economically unattractive.(184) Nor is Mr. Sidak's postulation of a "tacitly collusive strategy of market allocation" where "DBS would keep the rural customers and cable would be free to take the urban customers,"(185) a realistic


----------
       (184) Willig Declaration at Paragraphs 72-73.

       (185) Sidak Declaration (NAB) at 34-35.

possibility. Such a deal could not happen for a simple reason, among others: the failure of consideration. New EchoStar would be giving up a huge pool of potential subscribers without getting anything in return. In particular, a promise on the part of large cable operators to hold back from expanding into the few truly unpassed rural areas would be meaningless, as cable operators would be unlikely to find such expansion profitable anyway. In short, under this theory, New EchoStar would be willing to act irrationally by forgoing the opportunity to gain subscribers in the nation's most populated urban areas and getting nothing in return.

              Ever since the inception of their services, both EchoStar and DIRECTV have consistently followed a strategy of making their services increasingly competitive with cable systems in order to convert cable customers and obtain a large percentage of new MVPD subscribers. The proposed merger is the next logical step in that direction in order to keep pace with digital cable, and it is illogical to view it as an attempt to revert to the bygone era of rural-only satellite television. Such a strategy would be equivalent to economic suicide for New EchoStar.

       E.     RURAL CABLE OPERATORS WILL CONTINUE TO BE A COMPETITIVE FACTOR

              The fear expressed by the American Cable Association that rural cable operators may be forced to discontinue operations is both overblown, inconsistent with the cable industry's representations to the Commission in other proceedings, and ultimately irrelevant.(186) Apparently, what these rural cable companies fear most is that


----------
       (186) ACA Petition at 2, 13-20.

due to the efficiencies of the proposed merger, New EchoStar will be able to bring more services to rural America at lower prices. It is this threat of enhanced competition from DBS that they believe will make it more difficult to maintain and expand their customer base.(187)

              First, as the cable industry has repeatedly pointed out in the broadband and open access proceedings, rural cable operators can incorporate digital upgrades at an affordable cost, and have increasingly been doing so.(188) Using such technological innovations as the much touted "Headend in the Sky," small analog cable companies unable or unwilling to invest in new facilities can expand their channel capacity to compete with other MVPD providers. Indeed, in its comments to the Commission in the open access proceeding, the American Cable Association asserts that its "ACA Cable Modem Survey shows members are making substantial progress in deploying cable modem service" and that

               [t]he efforts of ACA members are providing hundreds of thousands of consumers the option of high-speed cable modem service in smaller markets. The number of homes passed by ACA members surveyed should exceed 1.7 million within 24 months. Other facilities-based providers have chosen not to invest in these markets. In this way, ACA members deliver a choice of broadband Internet access where none would otherwise exist . . . Emerging


----------
       (187) ACA Petition at 14-23.

       (188) See Comments of the American Cable Association, CS Docket No. 00-30, at 5-8 (Apr. 25, 2000) (describing progress by ACA members, including Mediacom Communications Corporation, Galaxy Cablevision, Pine Tree Cablevision and Rural Route Video in providing cable modem service to small markets.)

              competition from satellite delivered Internet access should add to consumer choice in even the smallest markets.(189)

              And just this past month, NCTA and several smaller rural cable operators lobbied the Commission on their digital upgrades "seeking to demonstrate to policy- makers that cable TV companies were rolling out broadband services in markets outside major metropolitan areas."(190) NCTA's president and CEO is quoted as follows:

              Cable operators - even those serving midsize and rural markets - are widely delivering on the deployment of high- speed Internet service and other broadband services.(191)

              Second, even if a particular cable operator were to discontinue operations, the cable plant would remain available for use and would likely be used by a successor entity that could run it more efficiently and avail itself of the decreasing cost of digital upgrades. The possibility of harm to a particular competitor does not constitute the type of harm to competition that the Commission is called upon to evaluate.

III.   THE MERGER WILL MAKE TRUE BROADBAND SERVICES
       AVAILABLE FOR THE FIRST TIME TO ALL AMERICAN HOMES

       A.     THE MERGER WILL CREATE THE FIRST TRUE SATELLITE BROADBAND SERVICE


----------
       (189) See Petition to Deny of the American Cable Association, ET Docket No. 00- 185, at 12 (Dec. 1, 2000).

       (190) See Telecommunications Reports, "NCTA Touts Cable Modem Deployment in Rural Areas," (Feb. 4, 2002). See also Ex Parte Letters from Lisa A. Schoenthaler, NCTA Senior Director, Office of Rural/Small Systems and Association Affairs to William Caton, Acting Secretary, Federal Communications Commission (Feb. 8, 2002).

       (191) Id.

              Some commenters claim that the merger will result in an elimination or reduction of competition by reducing the number of broadband competitors from "two to one" in some areas, and from "three-to-two" in other areas.(192) These commenters completely miss the point. They appear to begin with the assumption that all Americans enjoy vibrant competition among providers of true broadband services today; they then seek to prove that this competitive marketplace will suffer as a result of the proposed merger.

              In fact, however, the merger of EchoStar and Hughes will create for the first time a truly competitive broadband alternative to DSL and cable modem service. In doing so, it will help alleviate the real problem, which these commenters assume away:

              - by any measure, the broadband revolution is far from reaching every corner of the United States. For many Americans living in remote areas, DSL or cable modems remain out of reach. Satellite high-speed service is the only platform with a national footprint, yet today's satellite broadband services are not comparable in price or quality to DSL or cable modem services, resulting in a low level of subscription to satellite services by rural Americans; and

              - even the remaining consumers today located in areas served by DSL or cable modems lack access to effective satellite broadband competition.

              The high-speed Ku-band access services provided by the Applicants today do not cure either part of this problem. As a threshold matter, they do not satisfy the Commission's definition of an "advanced service."(193) Nor could either company


----------

       (192) See, e.g., Comments of the State of Alaska at 6; NAB Petition at 102; NRTC Petition at 50.

       (193) See In the Matter of Inquiry Concerning the Deployment of Advanced Telecommunications Capability to All Americans in a Reasonable and Timely Fashion, and Possible Steps to Accelerate Such Deployment Pursuant to Section 706 of the Telecommunications Act of 1996, Third Report, CC Docket No. 98-146, FCC 02-33 (rel.

                                                                  (Continued...)

standing alone deploy on a timely basis an advanced residential broadband service of mass scale and appeal at an affordable price. Partly due to these issues, SPACEWAY has been developed with a focus on the larger commercial, or "enterprise," customers while EchoStar's Ka-band program has remained modest in scope. Both of these Ka-band programs will need to be refocused and integrated with one another to achieve the required economic scale for ubiquitous residential true broadband service.(194) Therefore, the effects of this transaction on the broadband market are more akin to an increase in the number of broadband competitors from "zero to one" in most areas and "one-to-two" or "two-to-three" in other areas of the country. New EchoStar is the best hope for true and competitive satellite broadband service to virtually all Americans at an attractive price.

              Ultimately, the question for Congress and the Commission is simple: will the government try to tackle the limited availability of advanced broadband services across America only through a costly web of cross-subsidy and regulation? Or, will it allow a multi-billion dollar private capital initiative to create a true broadband service competitor that will provide service virtually to every home in America? The latter alternative is the better one for the public interest. Indeed, the approval of the proposed


----------
Feb. 6, 2002), at Paragraph 60 ("none of these [satellite] lines satisfies the Commission's definition of advanced services.") ("Third Advanced Services Report").

       (194) As discussed in more detail below, the estimates about the stand-alone Ka-band capacity of each company made by one Petitioner's expert are over-inflated by a host of inaccurate assumptions, such as the collocation of two SPACEWAY satellites in one orbital location and the mistaken belief that EchoStar can use the spectrum licensed to another company through its minority investment in that company.

merger will help fulfill several of the Commission's stated broadband principles and policy goals by:(195)

              - encouraging the ubiquitous availability of broadband access to the Internet to all Americans;

              - promoting competition across different platforms for broadband services; and

              - ensuring that broadband services exist in a minimal regulatory environment that promotes investment and innovation.

              The importance of being able to offer a seamless bundle of video and broadband services cannot be overemphasized in considering what tools will be necessary to become and remain competitive with cable companies capable of leveraging their tremendous power in video into the broadband market. The Commission recognized years ago that "[m]ulti-service offerings and bundling services for sale seems to enhance subscription to alternative services offered by cable companies. . . . Indications are that consumers value receiving those services through `one-stop-shopping.'"(196) Cable is far ahead of any other service in fulfilling consumers' demand for "one-stop-shopping," thanks to its bandwidth advantages and market power in the MVPD market. Cable's strategy was succinctly described by one commenter in the Commission's cable modem open access proceeding:

              The cable industry has informed everyone else outside the Commission that it is cable itself that is advantageously


----------

       (195) See "FCC Launches Proceeding to Promote Widespread Deployment of High- Speed Broadband Internet Access Services," News Release (Feb. 14, 2002).

       (196) Fifth MVPD Competition Report at Paragraph 60.

              positioned to leverage cable's dominant incumbent position in cable's existing video markets, in order to secure cable's dominance of the broadband market. Cox openly declares that it has `outlined a clear strategy: Leverage the power of our delivery network to offer customers not just cable television, but advanced services including . . . high-speed Internet access.'

                                     * * *

              The cable industry expects its leveraging to solidify cable's dominance of existing video markets, as well.(197)

              Present-day, spectrum-constrained, satellite providers simply cannot offer a bundled video, broadband and interactive service comparable to that being rolled out by those cable companies offering digital cable service.

              1.     THE CURRENT STATE OF DEPLOYMENT OF ADVANCED
                     TELECOMMUNICATIONS CAPABILITY

              The problem with broadband is a threshold one: availability. Many areas of the country still have no access whatsoever to what the Commission has described as "advanced telecommunications capability" (referred to here as "true broadband" services).(198) Such services are defined by the Commission as having upstream (customer-to-provider) and downstream (provider-to-customer) transmission speeds of


----------

       (197) Reply Comments of SBC Communications, Inc. and BellSouth Corporation, In the Matter of Inquiry Concerning High Speed Access to Internet Over Cable and Other Facilities, GN Docket No. 00-185 (filed Jan. 10, 2001), at 6 (citing a Cox Communications press release).

       (198) The Commission has also used the terms "advanced service" and "advanced telecommunications service" to refer to these capabilities. See Third Advanced Services Report at Paragraph 8, n.23 (noting the Commission's adoption of the terms "advanced telecommunications services" or "advanced services" in its Second Report on such services, because it determined that the term "broadband services" "had come to include a much broader range of services and facilities" than those examined by the Commission.)

more than 200 kbps.(199) The Commission distinguishes true broadband services from those having 200 kbps capacity in only one direction, such as currently available satellite offerings, which the Commission defines as "high speed."()(200) The Commission's data make clear that in terms of actual levels of subscribership, true broadband is less broadly deployed than high-speed services. In other words, a significant number of Americans, both urban and rural, still do not subscribe to true broadband service, whether because it is not available to them, the service is too costly, or for other reasons.

              The present patchwork quilt of true broadband availability demonstrates that while the pace of deployment is acceptable, the coverage is far from complete. Even in areas served by cable, the availability of true broadband service remains limited. For example, out of more than 60 million homes passed by cable modem plant in July 2001, only about 5.2 million had high-speed cable modem lines and less than two-thirds of these met the definition of "advanced service."(201) This number is, of course, a subset of


----------
       (199) Id. at Paragraph 8. According to the Commission, a transmission speed of 200 kbps "is enough to provide the most popular applications, including web-browsing at the same speed as one can flip the pages of a book." Id. at Paragraph 11.

       (200) See id. at Paragraph 9.

       (201) The Commission reported that of the 5.2 million high speed cable lines existing in June 2001, 64 percent met the definition of advanced services, id. at Paragraph 44, meaning that there were approximately 3.3 million such lines. Relying on a report by the National Cable Television Association ("NCTA"), the Commission reported that "more than 60 million homes" were passed by cable modem plant in July 2001. See id. at Paragraphs 44-45 & n.93. These figures yield a penetration rate of roughly 5.5 percent of cable modem capable homes assuming 60 million homes are passed by cable modem service. The NCTA has reported that as of November 2001, there were 6.4 million cable modem subscribers and 70 million homes passed by cable modem service. See http://www.ncta.com/industry_overview/indStat.cfm?indOverviewID=2 . Estimates vary as to the percentage of U.S. homes that have access to cable modems, ranging from 66 (Continued...)

the total number of homes passed by cable,(202) which in turn is a subset of the total number of U.S. homes. Thus, while the availability of advanced services via cable modem is growing, with the number of subscribers predicted to double in one year's time,(203) advanced service via cable modem is currently being provided to only a small fraction of all U.S. homes.

              Likewise, the Commission has noted that service via asymmetric digital subscriber line ("ADSL"), the most popular residential wireline offering, is available to less than half of all U.S. homes.(204) Moreover, only about 37 percent of the 2.7 million ADSL lines reported at the end of June 2001 met the Commission's definition of advanced services.

              While satellites offer the best hope for filling the gaps left by cable modem and DSL, satellite broadband today is not fully comparable to cable modem and DSL, leaving many Americans without a true broadband alternative. The Commission found that none of the current satellite offerings qualifies as an advanced service under its


----------
percent to roughly 80 percent of U.S. households by year-end 2001. Third Advanced Services Report at Paragraph 46 & n.98.

       (202) See Eighth MVPD Competition Report at Paragraph 17 (reporting that by the end of June 2001, the number of homes passed by cable was estimated at 104 million).

       (203) See Third Advanced Services Report at Paragraph 66 (citing a Morgan Stanley report on broadband cable that estimated growth in subscribers from year-end 2000 to year-end 2001).

       (204) See id. at Paragraph 51 (quoting an estimate that ADSL was available to "about 45 percent of U.S. homes" at the end of 2001). Assuming that there are 107 million households, the number of households without ADSL access amounts to 58.85 million.

definition.(205) It follows that in areas where advanced services via cable modem or DSL are not available, the number of competitors providing true broadband services is essentially zero. Nor is the situation likely to change soon. A number of reports have suggested that a sizable number of homes in the U.S. will not have access to cable modem or DSL technology in the near future, if ever. A report cited by the Commission puts the number of homes that may never have such access at 20 to 30 million.(206) Many of these homes will be in rural areas, as reflected in another study cited by the Commission which found, for example, that "about 25 to 30 percent of rural telephone subscribers are not likely to have access to high-speed services in the near future."(207)

              This conclusion is consistent with the Commission's general finding that there is a "positive correlation" between "population density and the presence of high- speed subscribers."(208) With respect to advanced and high-speed services in the aggregate, the Commission reports that such services are currently utilized in "fewer than 40 percent of the most sparsely populated zip codes," in contrast to the most densely populated zip codes, nearly all of which report use of such services.(209) As the NRTC


----------

       (205) Id. at Paragraph 60 ("none of these [satellite] lines satisfies the Commission's definition of advanced services.").

       (206) See id. at Paragraph 78 (citing studies by Salomon Smith Barney and Merrill Lynch).

       (207) Id. at Paragraph 113 (citing a study by the National Telephone Cooperative Association).

       (208) Id. at Paragraph 109.

       (209) See id. at Paragraph 35 and App. C, Table 11 (observing that "well over 90 percent" of "the most densely populated zip codes" have high speed subscribers. The Commission defined the most densely populated zip codes as those in the top three deciles of its study in terms of density. Those most sparsely populated zip codes were those in the bottom three deciles. Id., App. C at 4, n.13. It should be noted that the Commission's data report (Continued...)

observes, a joint report by the National Telecommunications and Information Administration ("NTIA") and the Rural Utilities Service ("RUS") in 2000 noted that "only 5% of towns with fewer than 10,000 residents have access to cable modem service, and only 1.4% of such towns have access to DSL service.(210) And as discussed above, not all of these cable modem and DSL lines meet the definition of advanced services. In one important respect, however, rural areas with no access to true broadband are in the same position as urban and suburban areas without this service - the current number of providers offering this service in these areas is essentially zero.

              Even in those areas where cable modem and DSL services are available, real broadband competition has not been effective in restraining prices that are high and rising. This likely reflects the current lack of effective broadband competition even in urban markets. As the Commission has found, cable modem service is by far the most widely used mode of high-speed and advanced service. According to the Commission, cable modem lines accounted for 54 percent of the estimated 9.6 million high-speed lines reported as of June 2001,(211) with subscribership figures expected to double in one year's


----------
the presence of subscribers in a zip code, and that this data cannot necessarily be used to precisely calculate the percentage of the population to whom a service is available. See id. at Paragraph 25.

       (210) NRTC Petition at 44 (citing NTIA/RUS Report at 18-21).

       (211) See Third Advanced Services Report at Paragraph 44 and App. C, Table 1.

time according to a report cited by the Commission.(212) ADSL lines accounted for roughly 28 percent of all high-speed lines.(213)

              On the other hand, satellite-based and terrestrial fixed wireless systems accounted for only 2 percent of all high speed lines, with less than 195,000 subscribers.(214) These data reflect that subscribership for high-speed satellite services, which again do not meet the definition of true broadband, with only approximately 140,000 residential and small business subscribers to Hughes' DIRECWAY and EchoStar's StarBand combined,(215) pales in comparison to the figures for high-speed cable and wireline technologies.

              Cable likewise dominates in providing true broadband service, accounting for approximately 56 percent of the reported 5.9 million true broadband lines in service


----------
       (212) See id. at Paragraph 66 (citing a Morgan Stanley report on broadband cable that estimated growth in subscribers from year-end 2000 to year-end 2001).

       (213) Id. at Paragraph 48 & Paragraph 71. Other wireline technologies, such as T1, symmetric DSL, and optical fiber services, which are used primarily by businesses, accounted for approximately 16 percent of all high-speed lines. Id. at Paragraph 48.

       (214) See Third Advanced Services Report, App. C, Table 1 (data for satellite and fixed wireless services, which was aggregated by the Commission due to confidentiality concerns, reflect that such services accounted for 194,707 of the nation's 9,616,341 high speed lines).

       (215) As a percentage of homes with Internet service, the figure for satellite service is even smaller. The NTIA's most recent study reflected that only 0.5 percent of all Internet homes utilized high-speed services other than cable and DSL, while 12.9 percent of such homes used cable modem, and 6.6 percent used DSL. See U.S. Department of Commerce, National Telecommunications and Information Administration and Economics and Statistics Administration, A Nation Online: How Americans Are Expanding Their Use of the Internet (Feb. 3,
2002), at 39 (reporting that technologies other than standard dial-up, cable modem, and DSL, were used by only 0.5% of Internet households).

as of June 2001.(216) The Commission reported that cable companies increased residential subscribership for advanced services by 261 percent in the 18 months preceding its Third Advanced Services Report.(217) Wireline technologies including ADSL accounted for 35 percent of all true broadband lines, and residential subscribership to ADSL advanced services grew by 683 percent in the 18 months leading up to the Commission's Third Advanced Services Report.(218) Fiber accounted for less than 8 percent of all true broadband lines.(219) As noted above, none of the satellite operators currently offers true broadband service, reflecting the fact that satellite providers account for zero percent of this market. With cable far outstripping other high-speed technologies in terms of availability, it comes as no surprise that competition is lacking in the high-speed and advanced services market, and that, as NRTC has observed, prices for such services are high and rising.(220)


----------

       (216) See Third Advanced Services Report, App. C, Table 1.

       (217) Id. at 16, n.70.

       (218) Id.

       (219) Id.

       (220) See NRTC Petition at 50 (citing reports that conclude "price appears to be a key obstacle to broadband penetration.")

         2. ECHOSTAR'S AND HUGHES' CURRENT KU-BAND BROADBAND OFFERINGS ARE COMPETITIVELY INADEQUATE

                  a. CURRENT KU-BAND OFFERINGS ARE SIMPLY NOT COMPETITIVE IN TODAY'S MARKET

         What many Petitioners describe as a loss of competition from the merger(221) relates to two interim alternatives that have not been able to realize anything close to the full potential of satellite broadband offerings. The Commission itself has described the DIRECWAY and Starband offerings as "still in the early stages of deployment,"(222) and although each company has tried to make the most of these delivery modes, it is clear that these services are subject to significant constraints that will limit their long-term viability, especially in light of the emergence and rapid deployment of more advanced broadband service alternatives.

         Foremost among these constraints are transmission speeds, capacity limitations and overall cost. As noted above, current satellite offerings do not meet the Commission's definition of "advanced services" because the satellite offerings are not capable of providing transmission speeds in excess of 200 kbps in both directions.(223) These Ku-band offerings have limited capacity. As discussed in the attached Declaration of Mr. Arnold Friedman ("Friedman Declaration") attached as C hereto, there are


----------

     (221) See NRTC Petition at 50-52; Pegasus Petition at 30; NAB Petition at 98-104.

     (222) Third Advanced Services Report at Paragraph 60.

     (223) Id.

operational limits on the number of subscribers that can be served on the Ku-band transponders that Starband and DIRECWAY lease from existing Ku-band satellite operators.(224) Although satellite broadband providers seek to group transponders on the same satellite for operational efficiencies and customer service quality, there are limits on their ability to successfully do so. The Ku-band is used for many commercial purposes other than DIRECWAY and Starband services, and satellite operators have already committed many Ku-band transponders for such other uses. Moreover, Starband and DIRECWAY directly compete with other users for access to the available Ku-band capacity. As a result, it is not always possible to obtain additional capacity on the same spacecraft where DIRECWAY and Starband have already located existing broadband subscribers.(225) These limitations directly impact the economics of the currently provided Ku-band services.

         Obtaining Ku-band capacity is also expensive. In today's market, the cost to lease a single 36 MHz transponder is approximately $2,000,000 per year. The cost of acquiring space segment capacity from third parties is a large component of the total cost of the monthly service cost for satellite broadband service. Thus, the cost of leasing Ku-band capacity increases the cost to provide DIRECWAY and Starband service, relative to the cost to provide DSL and cable modem service.(226)


----------

     (224) Friedman Declaration at Paragraph 12.

     (225) Id. at Paragraphs 13-14.

     (226) Id.

         The long-term ability of services of this nature to compete with faster, true broadband services is therefore questionable, especially since, as the Commission observes, "new and unforeseen capacity hungry applications that require advanced service platforms will drive demand, and in turn deployment, in the future.(227) For example, the Commission notes that one report forecasts that "by 2005, the average broadband household will download about 70 megabits [sic] of files, consume more than 20 minutes of video streaming per day, and download three two-hour long movies per month."(228) Consumers will demand nothing less than true broadband service and more to facilitate their use of the Internet for such activities.(229)

         Other constraints on the competitiveness of present-day satellite broadband services versus cable modem or DSL service include higher up-front costs for equipment and installation, and the need for professional installation.(230) As explained in Mr. Friedman's Declaration, the impact of these constraints is that current Ku-band


----------

     (227) Third Advanced Services Report at Paragraph 64.

     (228) Id.

     (229) A survey conducted by McKinsey & Co. and JP Morgan in April 2001 characterized consumer interest in broadband as already "surprisingly high." McKinsey & Co. and JP Morgan, Broadband 2001: A Comprehensive Analysis of Demand, Supply, Economics, and Industry Dynamics in the U.S. Broadband Market (Apr. 2001), at 25. Ninety-four percent of survey respondents indicated that the "primary benefits of broadband - data speeds many times faster than with most dial-up connections, not tying up the phone line, always being on, never having any busy signals" were either extremely, very, or somewhat important to them.

     (230) Friedman Declaration at Paragraph 8. Professional installation of satellite equipment is required by FCC licenses for transmit-receive Ku-band terminals used for two-way service to consumers. This requirement has negatively impacted installation costs and consequent pricing.

broadband offerings are unable to compete with cable modem and DSL offerings.(231) The price of these satellite services is significantly higher than that of cable modem and DSL services.(232) Monthly charges for the Starband and DIRECWAY services, for example, start at approximately $70 and $60 respectively,(233) compared to approximately $30-60 for cable modem service from major providers(234) and $45-59 per month for standard DSL service.(235) Second, equipment and installation costs are much higher for satellites than cable modem or DSL services. The suggested retail price of equipment for satellite broadband service is more than $500, plus the customer must obtain professional installation at a cost starting at $199, for a total price tag of over $700. Moreover, satellite subscribers typically have no alternative other than to purchase their satellite equipment, as the equipment is usually not offered on a lease basis. Cable modem and DSL installations, on the other hand, entail significantly lower costs to bring the subscriber on line. Cable modems are offered by one major provider for $199 or a $5 monthly rental


----------

     (231) Id. at Paragraph 9.

     (232) Id.

     (233) See Third Advanced Services Report at Paragraph 48. DIRECWAY service is obtained through Hughes' distributors. The current monthly fee for DIRECWAY service is $59.99 and for Starband service is $69.99. See Friedman Declaration at Paragraph 9.

     (234) See Friedman Declaration at Paragraph 9. A $40-55 price range was reported by Comcast Corporation's website, www.comcast.com, visited Feb. 18, 2002. Cox Communications-Northern Virginia offers a high-speed Internet access service for $30-40 per month. See www.coxcable.com/Fairfax/RoadRunner/rates.asp (visited Feb. 21, 2002). Time Warner Cable advertises high-speed Internet access in Bergen County, New Jersey for $45-60 monthly including the cost of modem rental. See www.timewarnercablenj.com/road_runner/faq.html#gq17 (visited Feb. 21, 2002).

     (235) Third Advanced Services Report, App. B, at Paragraph 25.

fee, with a self installation kit.(236) DSL installation costs to consumers ranged from no cost to $250 according to a recent Commission survey.(237)

         The sum effect of all of these factors is that current Ku-band satellite broadband offerings are not as competitive, and therefore not as attractive as cable modem and DSL offerings. Low rates of subscribership to satellite broadband offerings - only 140,000 satellite subscribers to date compared to subscribership numbers in the millions for cable modem and DSL - demonstrate this lack of competitiveness of satellite offerings. Logically, a merger that will result in the combination of two interim and struggling broadband alternatives that are already not competitive with cable modem and DSL services will not produce a further loss of broadband competition.(238) According to


----------

     (236) These prices were reported by Comcast Corporation's website, www.comcast.com, visited Feb. 18, 2002. Cox Cable-Northern Virginia offers cable modem rentals for $15 per month with a $124.99 professional basic installation fee. The modems may also be purchased from computer equipment retailers. See www.coxcable.com/Fairfax/ RoadRunner/rates.asp (visited Feb. 21, 2002). Time Warner Cable in Bergen County, New Jersey charges a basic installation fee of $69-99, depending on the configuration of the subscriber's computer. See www.timewarnercablenj.com/road_runner/faq.html#gq17 (visited Feb. 21, 2002).

     (237) Third Advanced Services Report, App. B. at Paragraph 25.

     (238) See Pegasus Petition at 30. The NAB has also suggested that EchoStar and DIRECTV "compete in the deployment of advanced services." NAB Petition at 30-31. However, the "evidence" supplied by NAB of supposed competitive reactions is a disjointed litany of events that cannot even be characterized as tandem movements by the two DBS operators, let alone as indicia of intense competition.. NAB claims, for example, that the following events are competitive reactions: "On March 17, 1999, DIRECTV announced it would invest $1.4 billion in Spaceway Broadband Satellite System, with the stated goal of `establish[ing] satellites as the preeminent means of delivery broadband services. On April 19, 1999, EchoStar announced that it would work with SkyStream Data Injection Equipment to insert data into the transport stream to reclaim lost bandwidth." Id. at 30 (citations omitted). This "evidence" of intense satellite broadband competition is as unavailing as the Petitioners' "evidence" of intra-DBS competition in the video market, as discussed in Section II.A.2 above.

Professor Willig, "[d]espite the fact that satellite-based Internet access is technically available in all areas of the United States, the low penetration rate of this technology -- even in areas without any access to DSL or cable modem service -- raises questions about whether households in both rural and urban areas are likely to accept it on a large scale."(239)

                  b. CURRENT SATELLITE OFFERINGS CLEARLY HAVE NOT FUNCTIONED AS A CHECK ON BROADBAND PRICES

         Petitioners such as NRTC, Pegasus and NAB argue that what they characterize as competition between DIRECWAY and StarBand must be preserved as a check on broadband prices. The lack of satellite competitiveness is borne out not only by the low subscribership rates discussed above, but also by the rising cable modem and DSL prices also observed by these Petitioners. NRTC's own data reveal that its characterization of the current market is simply wrong - NRTC states that "the price of high-speed services is an impediment to 36% of those interested in subscribing," and that "the lack of advanced services competition has resulted in monopoly pricing [of DSL services] by ILECs."(240) These facts contradict NRTC's argument that the merger will reduce or eliminate competition. Consumers are already subject to monopoly pricing notwithstanding the presence of both DIRECWAY and StarBand in the marketplace.


----------

     (239) Willig Declaration at Paragraph 29.

     (240) NRTC Petition at 50 (citing comments of Focal Communication Corporation and Pac-West Telcomm, Inc. and quoting comments of the Competitive Telecommunications Association before the NTIA) (internal quotation marks omitted).

         3. NEITHER COMPANY'S STAND-ALONE KA-BAND VENTURES WOULD ALLOW TIMELY DEPLOYMENT OF AN AFFORDABLE BROADBAND PRODUCT TO RESIDENTIAL SUBSCRIBERS

         As the Application explains, the future of satellite broadband lies with the deployment of next-generation systems in the Ka-band capable of competing with the advanced services offerings of cable companies and DSL providers.(241) Because of the challenges involved in bringing these satellite systems to fruition, however, deployment of these new satellites has taken longer, and will require more capital than many Ka-band licensees have been able to sustain. Just recently, Astrolink reported that it had terminated its Ka-band spacecraft contract with Lockheed Martin, after having built 90% of its first spacecraft, and after spending about $710 million on its Ka-band system and finding itself unable to finance the remaining cost of implementing the Astrolink broadband system.(242) Indeed, the current satellite programs are not immune to downturns in the capital markets or changes in the projected demand for broadband services. However, as discussed in Section III.B. below, the efficiencies flowing from the merger will enable New EchoStar to deploy a competitive true broadband satellite offering for the benefit of all U.S. consumers, rural, suburban and urban alike.


----------

     (241) See Merger Application at 47.

     (242) "Decision Nears on Astrolink as Lockheed Ends Funding, Communications Daily, Nov. 1, 2001. See also Letter from Peter A. Rohrbach and David Martin, Counsel for Astrolink International LLC, to William F. Caton, Acting Secretary, FCC, Re: Astrolink International LLC, File Nos. 182 through 189, SAT-P/LA-95 & SAT-MOD-19971222-00200 (Feb. 8, 2002) at 2.

                  a.       HUGHES' KA-BAND VENTURE - SPACEWAY

         The Hughes SPACEWAY system is licensed to operate at two U.S. orbital slots with full-CONUS coverage: 99 Degrees and 101 Degrees West Longitude. Consistent with the FCC license for the system, and Hughes' system design, the first spacecraft to be deployed at each of these locations is constructed to utilize 500 MHz of spectrum in each direction (19.7-20.2 GHz downlink; 29.5-30.0 GHz uplink).(243)

         Deploying the SPACEWAY system requires a capital expenditure in excess of $1.8 billion, and the development of very complex technology that has never before been deployed in a commercial satellite network, such as on-board processing and switching. It also involves the substantial commercial risks associated with implementing cutting edge technology in outer space. In order to support these expenditures and mitigate the attendant risks, the Hughes SPACEWAY business plan targets enterprise customers.

         There are a number of reasons why focusing on enterprise customers increases the commercial viability of the SPACEWAY system and reduces the business risk.

         o Hughes' experience from Ku-band VSATs is that enterprise customers are willing to subscribe to broadband services more quickly than residential customers.


----------

       (243) Hughes also is licensed to operate a Ka-band spacecraft at the 131 Degrees W.L. "wing" slot, which the Commission has acknowledged is not suitable for CONUS service, as well as spacecraft at a number of other locations that are suitable only for international service.

         o Targeting enterprise users provides a greater opportunity to generate additional revenue from value-added broadband services.

         o Because Hughes already provides Ku-band VSAT services to hundreds of thousands of enterprise Ku-band VSAT terminals, SPACEWAY services can readily be marketed to this large base of installed enterprise users.

         o Enterprise customers are not as cost-sensitive as residential users to the up-front costs of acquiring VSAT equipment, or the complexities associated with professionally installing that equipment.

         o Serving the enterprise sector provides the opportunity for Hughes to recover more quickly the enormous capital cost of deploying this system; conversely, focusing on a ubiquitous residential service is a far riskier endeavor that would take far longer to recover such costs.

         o The profit margins of residential service are significantly lower, partly because subscriber acquisition costs are significantly higher.

         In short, the focus on enterprise users is based on the expected higher and quicker "take up" rate by those users, larger profit margins through increased opportunity for value-added services, as well as more modest subscriber acquisition costs, and it has justified Hughes' making capital investment in the SPACEWAY system and incurring the associated technology risks. By contrast, costs of actually marketing a ubiquitous residential service on a broad scale and equipping residential users to use SPACEWAY-enabled services most likely would not be feasible without the merger.

         The SPACEWAY spacecraft at 99 Degrees and 101 Degrees W.L. will be capable of providing coverage of the 50 states, Puerto Rico and the U.S. Virgin Islands. However, the fact that those spacecraft will be technically capable of serving users throughout the

U.S. does not mean that it is economically feasible to actually market broadband service to, and equip, residential households, particularly those in rural areas.

         The recent experiences of terrestrial broadband providers demonstrates that U.S. consumers are very price sensitive in the case of broadband services, and are willing to stay with or revert to dial-up phone service if the cost of broadband service is too high.(244) Thus, DSL and cable modem service providers are moving toward a model in which consumers can self-install their modems, and in which there is no up-front cost to the subscriber - the inexpensive modem often is provided free of charge by the service provider, and there is no installation charge.(245) Current monthly costs for DSL and cable modem service are as low as $30-60. DSL and cable modem service can therefore be offered to residential customers at a lower "all-in" cost than is possible with satellite-delivered broadband. As a result, both Starband and DIRECWAY currently substantially subsidize Ku-band equipment costs.

         Thus, actually marketing and deploying SPACEWAY services to U.S. households will require a substantial additional investment by Hughes that is far and beyond the $1.8 billion of capital costs for the SPACEWAY system. Particularly in the current economic climate, it is extremely risky for Hughes to make this type of investment to provide service to residential customers. Such an investment makes sense only if the costs of acquiring residential users are at a level that is sustainable by the


----------

     (244) See Willig Declaration at Paragraph 29 (observing that "consumers appear to be very sensitive to the price of broadband services") (citing studies of consumer demand for broadband service).

     (245) See Friedman Declaration at Paragraphs 9, 11.

expected revenue stream from those residential users, after taking into account anticipated subscriber churn. As set forth below, the combined scale produced by the merger offers the only way to drive down those subscriber acquisition costs, and thereby to justify the substantial investment needed to market and deploy true broadband services to residential users, including those in rural areas. Moreover, the subscriber acquisition costs for such a large customer base will consume significant cash resources, something that Hughes alone has a very limited financial ability to provide, and the merged entity will be better able to provide.

                  b.       ECHOSTAR'S LIMITED KA-BAND DEVELOPMENT

         EchoStar's development of a Ka-band offering is not nearly as advanced as Hughes' SPACEWAY program. While it has been granted licenses for three Ka-band orbital locations (83 Degrees, 113 Degrees and 121 Degrees W.L.), the limited amount of spectrum licensed for its use at two of these locations (500 MHz in each direction) and its lack of experience with enterprise customers, have resulted in relative modest plans for deploying its Ka-band satellite.(246) EchoStar 9 has been designed with a limited number of spot-beams and


----------

     (246) Pegasus and the State of Alaska suggest that EchoStar's statements in the Application regarding the development of its stand-alone Ka-band offerings are somehow inconsistent with statements made in other proceedings. See State of Alaska Comments at 7; Pegasus Petition at 48-49. Alaska and Pegasus misread the Application. While identifying the risks involved with Ka-band ventures, the Applicants do not, as Pegasus and Alaska suggest, state that each has "changed its mind" about deploying a system. See Comments of the State of Alaska at 7. Neither is there any inconsistency with regard to EchoStar's statements in the VisionStar transfer of control proceeding concerning the need for spectrum. In that proceeding, EchoStar stated: "EchoStar . . . with two full-CONUS licensed orbital locations (compared to 3 or 4 locations assigned to certain other licensees) does not have adequate bandwidth to serve the same number of potential customers that certain current and future competitors can provide." Transfer of Control Application, In the Matter of VisionStar, Inc., File No. SAT-T/C-20001215-000163 (filed
                                                                  (Continued...)

could be used to backhaul DBS programming to EchoStar's uplink facilities and/or to provide limited broadband services to consumers. However, its total capacity is quite limited (see below) and prior to the merger, EchoStar had no plans to roll out residential broadband Ka-band service on other than a trial basis.

         While several Petitioners have speculated as to the commercial viability of launching a number of high-capacity Ka-band satellites into EchoStar's licensed orbital locations, the simple truth is that EchoStar cannot justify making the enormous capital investment in residential broadband service based upon its limited resources and MVPD subscriber base. As explained in the Application, EchoStar believes that it must achieve at least 5 million broadband subscribers within a five year period in order to recover the significant up-front investment and subscriber acquisition costs associated with launching and marketing a new two-way broadband satellite service.(247) EchoStar currently does not have access to sufficient spectrum, orbital locations or capital resources to achieve these targets. All of these limitations, however, can be overcome by combining the resources of the Applicants once this merger is approved.


----------

Dec. 15, 2000), at 6. While EchoStar further explained that the combination of EchoStar's and VisionStar's spectrum would "mitigate" the problem of inadequate spectrum, see id., EchoStar never stated that the VisionStar transaction would resolve the inadequacy, as Pegasus suggests.

     (247) Merger Application, Attachment B, Joint Engineering Statement at
15.

                  c.       AVAILABLE SPECTRUM RESOURCES

         NRTC and Pegasus are simply wrong when they allege that each company could achieve miracles on its own and serve tens of millions of subscribers simply by using its own orbital locations.(248) Mr. Morgan's conclusions to that effect rest upon several erroneous assumptions. Mr. Morgan wrongly assumes, for example, that it is feasible for Hughes to collocate two operating SPACEWAY satellites at the same orbital location. He also believes that Hughes could have unencumbered access to a full 1,000 MHz of spectrum at each orbital location.

         A key element of the SPACEWAY design, and a key element to offering a competitive broadband service by satellite, is the ability to deploy the small transmit/receive user antennas on a ubiquitous basis, and without incurring the delay and expense involved with individually licensing each antenna. The reality, however, is that Hughes is only able to use 50% of its assigned spectrum for service to such ubiquitous terminals.

         The Commission has designated 1000 MHz of spectrum at 18.3-18.8 GHz and 19.7-20.2 GHz bands for downlinks from Ka-band GSO FSS spacecraft, and 1000 MHz of spectrum at 28.35-28.6 GHz, 29.25-29.5 GHz, and 29.5-30.0 GHz for uplinks to Ka-band spacecraft.(249) However, 280 MHz of this downlink spectrum (18.3-18.58
GHz) and 250 MHz of this uplink spectrum (29.25-29.5 GHz) is not suitable for the


----------

     (248) See NTRC Petition at 54-55; Pegasus Petition at 45.

     (249) See In the Matter of Second Round Assignment of Geostationary Satellite Orbital Locations to Fixed Satellite Service Space Stations in the Ka-Band, 16 FCC Rcd. 14389, 14393 n.26 (2001).


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


deployment of small, ubiquitously-deployed satellite earth terminals. There are number of reasons for this. First, the Commission has indicated its "expectation" that this 280 MHz of downlink spectrum will generally be used for "gateway" type earth stations(250) (which are not part of the SPACEWAY plan) and not for ubiquitous antennas. Second, the Commission has raised questions about whether the ubiquitous deployment of small terminals in this shared uplink and downlink spectrum is practicable, given the Commission's stated desire to limit widespread FSS deployment in bands where terrestrial deployment is widespread or where feeder links to MSS satellite networks are being deployed.(251)

         The net result of this regulatory situation is that Hughes cannot plan on using the 18.3-18.58 GHz band or the 29.25-29.5 GHz band for its SPACEWAY system. These problems have a corresponding effect on the 18.58-18.8 GHz band that prevents Hughes from using that 220 MHz downlink segment for broadband service to ubiquitous


----------

     (250) Redesignation of the 17.7-19.7 GHz Frequency Band, Blanket Licensing of Satellite Earth Stations in the 17.7-20.2 GHz and 27.5-30.0 GHz Frequency Bands, and the Allocation of Additional Spectrum in the 17.3-17.8 GHz and 24.75-25.25 GHz Frequency Bands for Broadcast Satellite-Service Use, IB Docket No. 98-172, at Paragraph 48 & n. 100 (rel. June 22, 2000).

     (251) FWCC Request for Declaratory Ruling on Partial-Band Licensing of Earth Stations in the Fixed-Satellite Service That Share Terrestrial Spectrum, FWCC Petition for Rulemaking to Set Loading Standards for Earth Stations In the Fixed-Satellite Service that Share Terrestrial Spectrum, Onsat Petition for Declaratory Order that Blanket Licensing Pursuant to Rule 25.115(c) is Available for Very Small Aperture Terminal Satellite Network Operations at C-Band, Onsat Petition for Waiver of Rule 25.212(d) to the Extent Necessary to Permit Routine Licensing of 3.7 Meter Transmit and Receive Stations at C-Band, Ex parte Letter Concerning Deployment of Geostationary Orbit FSS Earth Stations in the Shared Portion of the Ka-band, FCC 00-369 (released October 24, 2000) at Paragraph 99.

small antennas. The SPACEWAY system is designed to use spectrum in 500 MHz segments, and it not feasible to change the design of the SPACEWAY system at this late date. Thus, Hughes cannot simply "add" this other 220 MHz of spectrum to its current system design.

         In addition, contrary to the speculation of some of the Petitioners,(252) the 103 Degrees W.L. orbital location licensed to PanAmSat Corporation simply is not part of the SPACEWAY program. The spacecraft that PanAmSat is constructing for the 103 Degrees W.L. orbital location has a different configuration than the Boeing-manufactured SPACEWAY spacecraft licensed for 99 Degrees and 101 Degrees W.L. That PanAmSat spacecraft, being manufactured by Orbital Sciences Corporation (i) is incompatible with the SPACEWAY design, (ii) uses a bent-pipe configuration, and (iii) does not contain the advanced switching capabilities that are a central feature of the SPACEWAY system. Thus, the PanAmSat spacecraft under construction for 103 Degrees W.L. simply has not been optimized to provide the type of true broadband services that will be offered by SPACEWAY.(253)

         Mr. Morgan is equally wrong in his assertion that EchoStar controls Celsat's use of its licensed Ka-band slots,(254) and even overstates the spectrum available to


----------

     (252) See NRTC Petition at 54-57, Morgan Declaration (NRTC) at 36-37.

     (253) Furthermore, PanAmSat is a publicly funded company, with fiduciary obligations to its 19.4 percent stockholders other than Hughes, and has no agreement with Hughes or Hughes Network Systems regarding the operation of any of PanAmSat's satellites as part of the SPACEWAY system.

     (254) On the contrary, an EchoStar affiliate holds only a 17.6 percent interest in Celsat, and EchoStar simply has no control over Celsat's use of its spectrum. See Merger Application at Attachment D.

that company.(255) Nor is it appropriate for the Commission to speculate about possible alternative combinations between EchoStar and Celsat or any other Ka-band licensee in evaluating the specific merger before it.(256)

         Mr. Morgan makes another fundamental mistake by grossly overstating the number of subscribers that could be served in the Ka-band spectrum that is available. Mr. Morgan wrongly relies on dial-up subscriber usage statistics.(257) These figures simply do not apply to broadband users, who spend substantially more time online, and are much more likely to watch movie trailers, watch streaming video, listen to streaming audio and download software and music on demand. Thus, Mr. Morgan's assumption of an "average busy hour demand" of 2.75 kbps per subscriber" is flawed. As a result of these and other errors, Mr. Morgan substantially overstates the number of broadband subscribers that each company could serve.(258)


----------

     (255) Mr. Morgan appears to assume that Celsat was authorized to operate over an additional 850 MHz of spectrum "outside the normal FSS Ka-band allocation." See Morgan Declaration (NRTC) at 37. The basis of this assumption is not clear. In fact, Celsat received authorization for 500 MHz spectrum in each direction at each of the 83 Degrees W.L. and the 121 Degrees W.L. orbital locations, and not an additional 850 MHz. Moreover, use of this spectrum is limited to feederlinks to and from Celsat's MSS system (Celsat is not licensed to provide ubiquitous broadband service). Celsat is licensed for downlinks at 18.3-18.8 GHz and uplinks at 28.35-28.6 GHz and 29.25-29.5 GHz. See In the Matter of Celsat America, Inc., File Nos. 192-SAT-AMEND-97 and 88-SAT-AMEND-98, Order and Authorization, DA 01-1682 (Int'l Bur. rel. Aug. 3, 2001).

     (256) See 47 U.S.C. Section 310(d) (in considering a transfer of control application "the Commission may not consider whether the public interest, convenience, and necessity might be served by the transfer, assignment, or disposal of the permit or license to a person other than the proposed transferee or assignee").

     (257) Friedman Declaration at Paragraph 26.

     (258) Id.

   B. EFFICIENCIES FLOWING FROM THE MERGER WILL MAKE POSSIBLE DEPLOYMENT OF A COMPETITIVE, TRUE BROADBAND ALTERNATIVE

         The many efficiencies gained by the merger will allow New EchoStar to deploy a true broadband alternative that is competitive in all major respects to DSL and cable modem services. It will also allow New EchoStar to price its broadband services at competitive levels in those areas unable and unlikely to receive cable modem or DSL services.

         The merged company will combine the resources and subscriber bases of both companies which will result in substantial cost and service advantages over any possible individual Ka-band offering of EchoStar or Hughes. As Mr. Friedman explains, the combination of the Applicants' broadband programs through the merger will address many of the economic hurdles facing prospective Ka-band operators today, such as the relatively high costs during the early years of developing and manufacturing subscriber equipment.(259) While some of these costs may be passed on to subscribers, it is clear that much of these costs would have to be borne by the satellite providers in order to attract a critical mass of subscribers relatively quickly. New EchoStar would be in a much better position to drive down the equipment costs for this service with a larger potential subscriber base.(260)


----------

     (259) Friedman Declaration at Paragraph 20.

     (260) Id. at Paragraph 21.

         The combined company would be able to market its broadband services to a much larger base of MVPD subscribers and bundle broadband and video services to new subscribers more efficiently and economically by, among other things, consolidating advertising and promotion budgets and sharing distribution channels. The merger will also allow New EchoStar to market its broadband services to the combined DBS customer base of the two companies. Indeed, current subscribers of DBS services are more likely to subscribe to satellite broadband services because these households have a clear line of sight to the satellites and because they have a demonstrated willingness to place the necessary equipment and antenna dishes on their homes.(261) In fact, half of Hughes' current broadband subscribers also subscribe to DIRECTV. As Professor Willig explains, the ability to market this broadband service to the combined subscriber base of both companies will lower the acquisition costs necessary to reach the critical mass of subscribers and also likely shorten the time period necessary to reach this level of subscribers.(262)

         New EchoStar will also be able to manage its satellite fleet and spot-beam capacity more efficiently than either Applicant could do separately. Additional cost savings would also be achieved, according to Mr. Friedman, through the consolidation of customer service centers, uplink facilities, network operating centers, trunking facilities and billing functions.(263)


----------

     (261) Id.

     (262) See Willig Declaration at Paragraph 32.

     (263) Friedman Declaration at Paragraph 22.

         There also can be little doubt that New EchoStar must pass on these cost and efficiency advantages directly to consumers in order to be competitive with DSL and cable modem services, which in turn will spur competition among cable modem, DSL and any other broadband service providers.

         A broad range of commenters understand the potential that this new service holds for closing the "digital divide" between urban and rural areas, including business owners who see the potential boost to the competitiveness of rural economies, rural healthcare providers who see the potential for improved telemedicine services via a true broadband satellite link to urban healthcare centers, rural educators desiring to provide their students with a true broadband link to the Internet equal to what is available to their urban counterparts, and citizens who simply seek access to the same types of services available in urban areas.(264) These commenters recognize that the merger will be


----------

     (264) See, e.g., Comments of Arnold Sherman, Executive Director, Montana World Trade Center, Missoula, Montana; Comments of Jeff Hoffman, Champion Rural Economic Area Partnership Alliance Director; Comments of W.A. (Bill) Gallagher, Farm Bureau Financial Services, Helena, Montana; Comments of Dave Lewis, State Representative, State of Montana; Comments of Susan Fischetti, Fischetti Enterprises, Inc., Eagle River, Alaska; Comments of Dick Maxwell, Executive Director, Buckeye Association of School Administrators, Columbus, Ohio; Comments of Amy Paster, Director, Church Point Chamber of Commerce, Church Point, Louisiana; Comments of Shelby Robert, Robert Farms, Gonzales, Louisiana; Comments of Sen. Noble Ellington, Chairman, Senate Judiciary A Committee, State of Louisiana; Comments of Russell Hanson, President, North Dakota Retail Association, Bismarck, North Dakota; Comments of Lois Hartman, Executive Director, North Dakota Firefighter's Association, Bismarck, North Dakota; Comments of Jason Brostrom, NetExpress LLP, Bismarck, North Dakota; Comments of Jeffrey Masten, Medical X-Ray Center, Sioux Falls, South Dakota; Comments of Mary E. Jones, Ed.D. Sioux Falls, South Dakota; Comments of Edward T. Clark, M.D., Central Plains Clinic, Sioux Falls, South Dakota; Comments of Rick Bauermeister, Director of Business Development, Market Solutions Group, Inc., Sioux Falls, South Dakota; Comments of George Landrith, President, Frontiers of Freedom, Fairfax, Virginia; Comments of David Charles, M.D., National Alliance of Medical Researchers & Teaching Physicians, Washington, D.C.

a step forward toward parity between the services available in rural and urban areas , and not the "step backward" feared by the National Rural Electric Cooperative Association.(265) The merger will help make this potential a reality for all of these constituencies.

   C.    THE MERGER DOES NOT PRECLUDE ADDITIONAL ENTRY

         While the merger will create a true broadband service alternative, including in areas where none currently exists, it will not preclude new, additional entrants from providing high-speed and advanced services. Arguments to the contrary by some Petitioners, claiming that the merger will "stifle" Ka-band competition, or "prevent" Ka-band competition from emerging in rural areas,(266) are mistaken.

         NRTC and Pegasus argue that the merger will adversely affect broadband competition with regard to Ka-band services because the merged entity would control enough Ka-band slots to preclude new Ka-band entrants.(267) Simple arithmetic reveals the flaws in this argument. Pegasus identified orbital slots capable of serving CONUS as those from 83 Degrees W.L. to 133 Degrees W.L. and complains that New EchoStar will control "between 8 and 11 of the slots."(268) Pegasus fails to mention that eleven other entities affiliated with neither EchoStar nor Hughes currently control orbital slots capable of serving CONUS, which demonstrates that there are more than enough prime Ka-band


----------

     (265) See Comments of National Rural Electric Cooperative Association at 9.

     (266) See NRTC Petition at 52-56.

     (267) Pegasus Petition at 69-72; NTRC Petition at 52.

     (268) Pegasus Petition at 71.

slots controlled by others to ensure that the merger will not "stifle" competition in providing broadband services.(269) Moreover, as explained above, SPACEWAY only has access to only two full-CONUS slots and EchoStar has access to at most three such slots, not three and five, respectively, as Pegasus and NRTC claim.(270)

         Pegasus and NAB also argue that merger approval would violate Section 25.140(e) of the Commission's Rules, which limits the number of FSS orbital slots to two per applicant.(271) This argument is without merit. The Commission has never held that Section 25.140(e) operates to preclude a merger that results in a transfer of control over orbital slots.(272) It does not. In any event, the Commission has never applied this rule to


----------

     (269) See "FCC International Bureau Authorizes Second Round Ka-Band Satellite Systems," Press Release (Aug. 2, 2001) and attached "Ka-Band GSO Orbit Assignment Plan," which reflects that Lockheed Martin Corporation, DirectCom Networks, Inc., CAI Data Systems, Inc., TRW, Inc., Pegasus Development Corporation, CyberStar Licensee LLC,GE American Communications, Inc., Astrolink International, NetSat 28 Company, LLC, Motorola, Inc., and Loral Space & Communications Corporation are authorized to operate satellites at orbital locations ranging from 83 Degrees W.L. to 133 Degrees W.L.

     (270) See Pegasus Petition at 69; NRTC Petition at 52.

     (271) Pegasus Petition at 71-72; NAB Petition at 110.

     (272) See e.g., In the Matter of Loral Space & Comm. Ltd. and Orion Network Syst., 13 FCC Rcd. 4592 (1998); In the Matter of Hughes Comm. Inc. and Affiliated Companies and Anselmo Group Voting Trust/PanAmSat Licensee Corp., 12 FCC Rcd. 7534 (1997); In the Matter of VisionStar, Inc., Order and Authorization, File No. SAT-T/C-20001215-00163, DA 01-2481 (Int'l Bur. rel.
Oct. 30, 2001) (approvals of transfer of control applications which resulted in the transferee controlling more than two Ka-band slots. In none of these instances did Rule 25.140(e) operate to preclude the transfer). Pegasus and NRTC are likewise incorrect in their assertion that Commission Rule 25.140(f) precludes this transfer of control. See NRTC Petition at 52-53; Pegasus Petition at 71-72. Rule 25.140(f) limits an FSS applicant to one additional slot beyond its assigned authorizations, provided that its in-orbit satellites are filled and that it has no more than two unused orbital locations for previously authorized but unlaunched satellites in that band. 47 C.F.R. Section 25.140(f). This rule too has never been held to preclude transfers of control, and Petitioners cite no authority to the contrary.

restrict assignments in the Ka-band because it concluded that there were sufficient slots to accommodate all applicants.(273)

         The Commission has recently observed that new entrants using several different technology platforms have already begun, or are poised to begin, playing a significant role in providing high-speed and advanced services to many areas of the country including smaller markets. The Commission has reported, for example, "that there are at least 241 different companies using unlicensed spectrum to provide high-speed terrestrial fixed wireless Internet access in approximately 503 different counties" across the nation.(274) Importantly, the Commission recognized that industry observers have pegged fixed wireless as a solution for rural areas, noting that "while fixed wireless has the potential to compete with DSL and cable modem service, the technology is best-suited for rural and underserved markets where these services are not available."(275)

         MMDS systems have been cited by the Commission as another competitor expected to gain strength in the next two years. MMDS, which currently reaches 55 percent of the population by Commission estimates, is expected to reach 90 percent of the population by the end of 2004.(276) The Commission noted that industry observers predict that "[d]espite the setbacks that the fixed wireless industry has faced during the past year,


----------

     (273) See In the Matter of Second Round Assignment of Geostationary Satellite Orbit Locations to Fixed Satellite Service Space Stations in the Ka-Band, DA 01-1693, 16 FCC Rcd. 14389 (2001) at Paragraphs 16-17.

     (274) Third Advanced Services Report at Paragraph 59.

     (275) Id. at Paragraph 75 (citing industry observers).

     (276) Id. at Paragraph 61.

including financial problems and halting of deployment plans by major operators, analysts believe that the industry still has the potential to grow and become a successful vehicle for offering high-speed services."(277)

         Furthermore, Loral, WB Holdings and Teledesic recently certified to the Commission that they have commenced construction of their Ka-band satellite networks.(278)

         The Commission has observed as well that multiple providers are beginning to deploy third generation wireless ("3G") systems, including "many commercial mobile radio service licensees [who] are beginning to deploy, or have developed plans to deploy, 3G services within their existing spectrum."(279) The Commission concluded that "successful deployment of 3G wireless services may significantly expand availability of advanced services, especially to consumers that are currently unserved by wireline connections."(280)

         Advances in technology will also expand the reach of DSL services. The Commission has reported that "DSL extension products" have been developed to relieve significant constraints on DSL availability. The Commission describes these products,


----------

     (277) Id. at Paragraph 71. The Commission has also pointed out that during 2001, it authorized the use of MMDS and Instructional Television Fixed Service spectrum for mobile in addition to fixed use, by licensees, and that industry analysts predicted that this action by the Commission "gives fixed wireless carriers and equipment vendors additional flexibility and may help revive the industry." Id. at Paragraph 76.

     (278) "Satellite Companies File Milestone Documents with FCC," Communications Daily (Feb. 11, 2002) at 9.

     (279) Third Advanced Services Report at Paragraph 80.

     (280) Id.

developed to serve subscribers who are located beyond the range of the central office or who are blocked by a digital loop carrier that cannot be modified with a remote access mulitplexer or remote DSLAM, and capable of "bring[ing] consumers, especially those in low-density areas, within the range for DSL services."(281) A new DSL standard recently announced by the International Telecommunication Union, G.SHDSL, also has the potential to expand DSL availability. G.SHDSL can reportedly be deployed nearly twice as far from the central office as symmetric DSL, while increasing the amount of available bandwidth. As a result the Commission has noted that this new standard
"would . . . extend DSL capability to consumers that are currently beyond the reach of the central office."(282)

         With respect to cable modem deployment, the ACA has reported that its member companies are "leading the industry in delivering broadband services to smaller markets," noting that the Commission "has received substantial data on ACA members' broadband deployment in response to the High-Speed Access N[otice of Inquiry]."(283)


----------

     (281) Id. at Paragraph 83. The Commission has also pointed out that the number of rural subscribers receiving DSL may be under-reported in Commission studies because the Commission only requires high-speed providers that have 250 or more subscribers in a given state to report subscriber numbers. "Thus, many smaller providers that serve discrete communities in sparsely-populated areas may not have reported, thereby creating the impression that there is less high-speed service in rural areas than there may actually be." Id. at Paragraph
35. The Commission further cites a report by the National Telephone Cooperative Association that "almost 80 percent of respondents to a recent survey of its members are offering high-speed services to all public centers in the carrier's service territory." Id. at n.82

     (282) Id. at Paragraph 84.

     (283) ACA Petition at 7-8 (citing ACA's comments in In the Matter of Inquiry Concerning High-Speed Access to the Internet over Cable and other Facilities, GN
                                                                  (Continued...)

According to ACA, small cable systems passed "nearly one million homes with cable modem service," had invested "about $300 million" in plant upgrades and equipment, and planned to nearly double the number of homes passed with cable modem service in the next 12-24 months.(284)

         In sum, the merger will do nothing to stifle new entry in the broadband market. A multitude of new entrants are able to provide broadband service using a variety of technologies, and will compete with cable modem, DSL and satellite broadband services.(285) Competition between the various technologies is consistent with the view expressed by FCC Chairman Powell in recent reports that "sufficient competition comes from the different types of broadband service available: via DSL, cable networks, or satellite dishes."(286)


----------

Docket 00-185 (Dec. 1, 2000), and its Reply Comments in that proceeding (Jan. 10, 2001).

     (284) See ACA Reply Comments, In the Matter of Inquiry Concerning High-Speed Access to the Internet over Cable and other Facilities, GN Docket 00-185 (Jan. 10, 2001) at 4, 7 and Table 1. Although the ACA intimates that the merger will force small cable providers out of business, ACA Petition at 7-8, this contention is both overblown and inconsistent with the cable industry's representations to the Commission in other proceedings regarding the aggressive roll-out of digital upgrades in smaller markets, as discussed in Section II.E., supra.

     (285) The number of current and up-and-coming participants in the broadband market make clear that the Commission should give no weight to the claim of Pappas Telecasting Companies that the merger would create a "broadband monopoly." See Comments of Pappas Telecasting at 16-17.

     (286) Jonathan Krim, "FCC Rules Seek High-Speed Shift," Washington Post (Feb. 15, 2002), at E1 (reporting on FCC Chairman Powell's view of broadband competition and observing further "Powell and his supporters argue that it is difficult to foster competition within each mode of high-speed Internet access because of the huge cost involved in building networks").


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



   D. THE MERGER PROVIDES A MARKET SOLUTION TO THE LACK OF TRUE BROADBAND AVAILABILITY WHILE AVOIDING THE NEED FOR COSTLY AND CONTENTIOUS REGULATORY MEASURES

         There are two ways to achieve universal broadband deployment: through adopting a complicated web of regulations, or through private capital investment. Both Congress and the Commission have recognized the superiority of reliance on market forces and encouraging private investment. Regulation as a tool for facilitating broadband deployment, on the other hand, has historically led to market inefficiencies. Some of the regulatory broadband initiatives contemplated by the Commission or aspired to by some parties would present exactly this problem. By contrast, the merger presents a market-based path to similar results - the creation of a broadband alternative without need for subsidy, cross-subsidy, franchise rights or any other government support.

         Congress's preference for market-based solutions is evident in Section 706 of the Telecommunications Act of 1996, which directed the Commission to:

         [E]ncourage the deployment on a reasonable and timely basis of advanced telecommunications capability to all Americans . . . by utilizing, in a manner consistent with the public interest, convenience, and necessity, price cap regulation, regulatory forbearance, measures that promote competition in the local telecommunications market, or other regulating methods that remove barriers to infrastructure investment.(287)

The Commission has interpreted this directive to mean:


----------

     (287) Telecommunications Act of 1996, Pub. L. 104-104, Section 706, 110 Stat. 153, reproduced in notes under 47 U.S.C. Section 157.


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



         [T]he language and spirit of the Act require that we promote advanced services deployment within a framework that relies significantly on market forces.(288)

         Accordingly, the Commission explained that it is "actively engaged in removing barriers and encouraging investment in advanced telecommunications," and described its efforts as working to:

         [E]stablish a rational regulatory framework for these services, to promote investment through competition and the administration of our universal service support mechanisms, make efficient use of available spectrum and ensure that lack of access to public rights-of-way do not slow deployment.(289)

         At the same time, struggling with some intractable problems associated with the digital divide, the Commission has had to contemplate initiatives that are not necessarily consistent with this preference for market solutions. These involve the highly controversial, complicated universal service subsidies that created so many long-running disputes in the telephone context. For example, in its Third Report on Advanced Services, the Commission stated that is has "encouraged investment in [advanced services] infrastructure in high cost areas" by modifying explicit subsidy provisions, high-cost loop support for rural carriers and access charges for rate-of-return companies.(290) The Commission has also noted that it is considering changes to its


----------

     (288) Third Report on Advanced Services at Paragraph 33.

     (289) Id. at Paragraph 6.

     (290) Third Advanced Services Report at Paragraphs 139-40. The Commission is currently reconsidering its order modifying rules for rate-of-return carriers. See id. at 56, n.336.


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



controversial physical collocation rules, as well as the definition of "core services" eligible for universal service support, to facilitate deployment of advanced services.(291)

         If possible, of course, the Commission should strive to promote broadband deployment without need to resort to universal service funds or any other system of subsidy. The efficiencies unleashed by the EchoStar/Hughes merger will facilitate universal broadband service without need for any such regulation or subsidy. The Applicants propose to use their private investment to create a true advanced service provider that will go a long way toward resolving the problem without demanding subsidies, without requesting monopoly rights, and without precluding entry by other providers.(292)

         The single act of approving the merger will set in motion deployment of the very type of true broadband service Congress and the Commission have sought to make available to all Americans - competitive, widely available, advanced service capability.


----------

     (291) Id. at Paragraphs 155, 158. The Commission's collocation rules were vacated in part and remanded in GTE Serv. Corp. v. FCC, 205 F.3d 416 (D.C. Cir.
2000), and the Commission released an order on remand in August 2001. See In re Deployment of Wireline Services Offering Advance Telecommunications Capability, 16 FCC Rcd. 15435 (2001). Changes to the definition of "core services" are being considered in the pending rulemaking Federal-State Joint Board on Universal Service, CC Docket No. 96-45, Public Notice FCC 01J-1 (rel. Aug. 21, 2001).

     (292) The merger will require the Commission to do none of the "things" recently cited by an FCC official as "things government shouldn't do: (1) Agree to 'give me a monopoly and I'll give you broadband' requests. (2) Favor one technology over others through subsidies." Edie Herman, "Telecom Experts Debate Why Broadband Subscription Lacks," Communications Daily (Jan 24, 2002), at 3 (citing comments by FCC Chief of Office of Plans and Policy Robert Pepper).


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



    E. NATIONWIDE PRICING WILL HAVE THE SAME BENEFICIAL EFFECT FOR BROADBAND AS FOR MVPD SERVICES

         A number of Petitioners claim that the merger will lead to monopoly in the broadband market for those persons for whom satellite is the only alternative. New EchoStar will commit to a nationwide pricing policy for basic broadband services that will translate effective competition in urban areas into benefits to all households for broadband service, just as it will for MVPD services.(293)

IV. THE MERGER WILL HAVE PRO-COMPETITIVE EFFECTS IN THE VIDEO PROGRAMMING
    MARKET

         Consumers want more channels. MVPDs face bandwidth constraints. When New EchoStar finds itself with roughly twice the capacity as DIRECTV and EchoStar individually, it will have an unparalleled opportunity to give consumers the new channels they desire, and an ability to go beyond the entrenched programming interests to the independent programmers that historically have been shut out of the market. This new vitality in the programming landscape will shake up the MVPD market for the better.

    A. THE MERGER WILL PROMOTE, RATHER THAN IMPEDE, COMPETITION IN THE MARKET FOR VIDEO PROGRAMMING

         Several Petitioners contend that the merger will have an anti-competitive effect on the video programming market, because New EchoStar allegedly will be the


----------

     (293) See Willig Declaration at Paragraph 34.


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



only outlet for programming in markets not served by cable.(294) When it comes to program diversity, just the opposite is true. By freeing up hundreds of channels of spectrum for new programming and creating a truly effective counterbalance to the large, entrenched cable MSOs, New EchoStar will be able to provide a viable alternative platform to programmers that have been unable to secure cable carriage. The merger will also help the merged company alleviate the anti-competitive disparate treatment that EchoStar and DIRECTV now suffer at the hands of large programmers.(295) While certainly not welcome to those large companies, that change should translate to lower prices for consumers.

         Concerns that New EchoStar could somehow become a bottleneck for programmers(296) are unfounded. Cable continues to hold 78 percent of the national market, and any programmer that is unable to reach a satisfactory arrangement with New EchoStar will have ample alternatives in the form of the major cable MSOs located throughout the country. Also, with respect to programming that is created and broadcast locally, as discussed in Section I, this merger will open up vastly more markets to retransmission of local programming - all 210 DMAs, equaling all Americans, to be precise - than would be the case if EchoStar and DIRECTV remain as separate entities. This means that local broadcasters will be able to reach a wider audience and, as a


----------

     (294) NAB Petition at 98; ACA Petition at 14-15; Pegasus Petition at 58.

     (295) ACA Petition at 14-15.

     (296) ACA Petition at 14-18; Johnson Broadcasting Petition at 2; Communications Workers of America Petition at 2; Word Petition at 4-6; NAB Petition at i and 57-58.


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



business matter, will be better able to negotiate favorable retransmission consent terms with cable operators facing real competition for the first time in most markets.

         The Commission need only look at EchoStar's and DIRECTV's past behavior to see that the DBS industry, in order to offer an attractive alternative to cable, historically has been the first to launch new services, rather than pose a "bottleneck" obstacle to such content. Therefore, withholding new programming from subscribers not only would turn economic reasoning on its head, but would contradict the DBS industry's historical affinity for new, unique programming.

         Nothing better demonstrates the potential for unleashing new and exciting content through a New EchoStar than the recently announced transaction between EchoStar and Vivendi Universal S.A. That transaction is a foretaste of the types of new content, including new networks and exciting new interactive services, that will be made available to a substantial nationwide audience. EchoStar has consummated its transaction with Vivendi and will carry the new content and service regardless of the outcome of this proceeding, demonstrating EchoStar's commitment to opening doors to new content and interactive Applications. From the programmers' point of view, this new demand for programming can only increase their overall ability to penetrate the marketplace, and to hold out an additional competitive alternative when bargaining with the major cable MSOs, many of which are vertically integrated with established national video programmers.(297)


----------

     (297) For example, four of the top six for-profit video programming networks ranked by subscribership are vertically integrated with a cable provider, as are four of the top five video programming networks ranked by prime-time ratings. See Annual Assessment
                                                                  (Continued...)


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



         NRTC and Pegasus have raised objections and concerns over the Vivendi transaction.(298) Specifically, these Petitioners claim that the investment by Vivendi in EchoStar is contrary to statements made in the Application that EchoStar does not intend to pursue a strategy of vertical integration with programmers after the merger.(299) According to Petitioners, the Vivendi transaction demonstrates an intent by EchoStar to create a "harmful" vertical integration strategy that must be investigated and considered by the Commission when evaluating the Application.

         This position is absurd. First, the economic interest that Vivendi has in EchoStar amounts to about 10% (10.7% of issued and outstanding equity, less than 10% on a fully diluted basis), and the voting stake is even smaller at about 2%, before the merger with Hughes is consummated.(300) Post-merger, these percentages will decrease to less than 5% equity interest and about 1% voting interest in New EchoStar.(301) Accordingly, post-merger, the equity and voting interests of Vivendi in EchoStar will sink below the attributable level of ownership (i.e., 5%) that the Commission typically looks to when applying its program access rules that regulate the conduct of cable operators and affiliated programmers.(302) If, in the context of the cable program access


----------

of the Status of Competition in the Market for Delivery of Video Programming, Eighth MVPD Annual Report, FCC 01-389, App. D, Tables D-6 and D-7 (rel. Jan. 14,
2002).

     (298) See e.g., NRTC Petition at 68-72; Pegasus Petition at 73-76.

     (299) See e.g., Application at 6.

     (300) See Letter from Pantelis Michalopoulos to Magalie Roman Salas at 1-2 (Dec. 18, 2001) ("Vivendi Notification Letter").

     (301) Id. at 2.

     (302) See 47 C.F.R. Section 76.1000.


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



rules, the Commission does not have concerns with ownership interests that are below 5%, the Commission should similarly have little concern over the relationship of Vivendi and the merged EchoStar-Hughes entity.(303) Indeed, with voting rights below 5%, Vivendi will not have the ability to exercise any control or influence over the merged EchoStar-Hughes entity. Second, a programmer like Vivendi could not survive based on New EchoStar's 17% market share; it needs carriage on the major cable MSOs and could not discriminate against them. Similarly, New EchoStar needs programming from all the important networks, and most if not all of the smaller networks, to compete in the MVPD market and nothing about the merger or the Vivendi transaction changes that.

         Third, as EchoStar and Hughes stated in the Application, acquiring EchoStar does not have a strategy of acquiring control over programmers with the purpose of influencing the management decisions for any programming service. The agreement with Vivendi does not change this and Petitioners' attempts to bootstrap the parties public statements to suggest otherwise falls flat. The Vivendi transaction is in substance an arrangement for the carriage of new and innovative programming. By committing a limited amount of spectrum to this programming, the deal provides pro-competitive incentives for Vivendi to invest in the programming, an investment that would be questionable if it had to rely solely on the integrated MSOs for its carriage. It is


----------

     (303) In addition to voting and equity interests below 5% in the merged EchoStar-Hughes entity, the Vivendi transaction also contemplates that Vivendi will receive one seat on EchoStar's board of directors. Importantly, however, the Vivendi-EchoStar agreement specifically provides that this board member will not participate in any decisions relating to other programmers and will not receive any competitively sensitive information about other programmers' dealings with EchoStar or the new merged company.

not based on any strategy by EchoStar and Hughes of acquiring control of programming assets.

         If EchoStar had a vertical integration strategy it presumably would have invested in Vivendi -- not the other way around -- in an effort to somehow lock up programming from its competitors.(304) Instead, Vivendi invested in EchoStar and the two companies have entered into an arrangement that is the opposite of exclusive. As Vivendi observes in its comments:

         [T]he terms of the EchoStar-Vivendi Universal carriage agreement enable -- in fact, require -- Vivendi Universal to expand this initial viewership [of its new programming] to other MVPD platforms. Not only is the carriage agreement non-exclusive, but Vivendi Universal is required by the agreement to obtain carriage of these networks from cable operators such that within three years Vivendi Universal is able to reach at least as many viewers via cable as Vivendi Universal reaches over EchoStar's DBS platform.(305)

The non-exclusive character of EchoStar's relationship with Vivendi is hardly the type of relationship that should draw any concern from the Commission as having negative consequences for consumers.


----------

     (304) Significantly, the Commission's cable program access rules are phrased in terms of a "cable operator that has an attributable interest in a satellite cable programming vendor. . . ." as opposed to vice versa. 47 C.F.R.
Section 76.1002(a)(emphasis added). While EchoStar has an option to acquire a 10% interest in the new programming services to be developed by Vivendi, this is strictly a potential investment in the potential economic upside from these services. Far from being inspired by any nefarious exclusionary intent, the agreement is conditioned on the services achieving significant penetration on other distribution platforms.

     (305) Vivendi Comments at 7.

         In short, EchoStar's relationship with Vivendi promises to bring tremendous benefits to consumers, including new, interactive services, programming diversity and more competition among programmers.(306) However, to provide the additional benefits set forth in the Application, including more of the kinds of diverse programming and enhanced services the Vivendi deal promises, EchoStar and Hughes will need the spectrum that will be made available because of the EchoStar-Hughes combination. Indeed, the new Vivendi services specifically illustrate one of the important consumer benefits associated with the EchoStar-Hughes merger - the creation of an attractive outlet for new independent programming and additional video diversity. The merger will eliminate the duplicative use of different DBS spectrum for the same programming, and free up that spectrum for many new exciting services from independent distributors of the kind envisioned in the alliance with Vivendi.(307) The agreement with Vivendi helps jumpstart this effort to reach an audience of critical mass for new content and achieve broad penetration on both satellite and cable, to the benefit of American consumers. EchoStar and Hughes believe that the merger will create an


----------

     (306) See id. at 3.

     (307) A number of Petitioners argue that the Vivendi transaction shows that EchoStar and DIRECTV can obtain substantial new programming benefits without the merger. See e.g., Pegasus Petition at 61. To the contrary, however, because of spectrum constraints and the need to carry duplicative national and local channels, the existing satellite carriers are severely limited in their ability to expand programming with innovative new offerings. It is beyond dispute that the merger will vastly increase the spectrum available for new programming such as that offered by Vivendi.

enhanced conduit for many other sources and types of new content to reach the U.S. public.(308)

    B. THE MERGER IS NECESSARY TO PROMOTE COMPETITION AMONG MVPD'S FOR VIDEO PROGRAMMING, PARTICULARLY IN LIGHT OF FORTHCOMING CABLE CONSOLIDATION AND RECENT JUDICIAL ACTION

         While the merger creates increased incentives for new and more diverse programming, it will also give the combined entity a greater ability to achieve programming costs comparable to those of competing cable MSOs. Because of their relatively small market shares, EchoStar and DIRECTV have not enjoyed the market position necessary to obtain the favorable programming deals available to cable. As noted by the CEO of Viacom in a recent interview: "[W]hat a lot of people don't know is that satellite broadcasters pay us more for the same programming than cable


----------

     (308) Some Petitioners have claimed that EchoStar's failure to disclose the Vivendi transaction at the time of the Application should reflect negatively with respect to EchoStar's character qualifications and should delay processing of the Application. See e.g., NRTC Petition at 72; Pegasus Petition at 75 - 76. EchoStar and Hughes strongly disagree with these statements. At the time the Application was filed, an agreement between Vivendi and EchoStar had not been executed. While the Application assumed that there would be a $1.5 billion equity issuance by EchoStar to someone prior to the consummation of the merger, see Application at Attachment F, the Applicants could not appropriately speculate about Agreements that had not been reached. As a result, there was no reason or requirement to disclose anything about the transaction -- there was no guarantee that the transaction was actually going to take place. Shortly after the transaction was entered into and made public, EchoStar and Hughes filed a letter pursuant to Section 1.65 of the Commission's Rules notifying the Commission of the transaction and its relevant details. See Vivendi Notification Letter at 1. This went above and beyond EchoStar's obligations under the rules. The transaction was not even ready to close when EchoStar filed its notification letter.

operators."(309) For example, with fewer subscribers, EchoStar and DIRECTV are not able to realize the maximum benefit from various "volume discount" arrangements whereby the fee paid per subscriber for programming declines as the number of potential viewers grows. In the Applicants' view, another explanation for the disparity between cable and DBS programming terms is the anti-competitive leverage enjoyed by the large programmers and the perverse incentives of cable-controlled programmers. Notably, the comments of ACA - although critical of the merger overall - lend support to this point. ACA notes that a "core component of the merger plan is to extract major concessions from programmers."(310) According to ACA, doing so will give the combined entity a "structural cost advantage" over small cable companies that lack the bargaining leverage of major cable outlets.(311) This effect is not anti-competitive, however. It is a necessary part of allowing DBS to compete with its principal competitors, the cable MSOs with tens of millions of subscribers. It is consumers who will benefit from the elimination of the unwarranted premiums now paid by EchoStar and DIRECTV.

         Perhaps nothing more clearly illustrates the need for EchoStar and Hughes to stay competitive through the merger than the pending purchase of AT&T Broadband by Comcast. If consummated, this transaction will further increase cable and program


----------

     (309) Los Angeles Times, Q&A - Redstone Sees More Growth for Viacom, Nov. 18, 2001, at C1 (statement of Sumner Redstone), available in 2001 WL 28929748.

     (310) ACA Petition at 14.

     (311) Id. at 15.


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



ownership concentration.(312) The resulting cable behemoth will dwarf New EchoStar in terms of numbers of subscribers nationwide, and will far surpass the individual subscriber bases of EchoStar and DIRECTV separately.(313) Such a giant would have the leverage to extract even greater cost concessions from video programmers, putting the DBS firms at an even larger competitive disadvantage. Moreover, if the behavior of Comcast is any indication, the new cable grant will continue Comcast's anticompetitive practice of excluding regional sports and other vertically integrated programming interests from DBS. The merger of EchoStar and Hughes will only begin to redress this imbalance, giving the combined entity the legitimate leverage to try to eliminate existing disparities.

         Finally, if the AT&T/Comcast merger is not enough to portend heightened cable power, the recent D.C. Circuit decision in Fox Television Stations, Inc.
v. FCC(314) should be. In that case, the court vacated entirely the cable/broadcast cross-ownership


----------

     (312) The Washington Post, Giant Cable Merger Planned, AT&T, Comcast Set $72 Billion Deal, Dec. 20, 2001.

     (313) The merged entity - AT&T Comcast - would have roughly 22 million subscribers. However, that figure does not include the MVPD subscribers served by entities in which AT&T Broadband currently has an interest; for example, AT&T Broadband has a 25 percent interest in Time Warner's cable systems. According to AT&T Broadband, "[i]f [Time Warner Entertainment] and [Time Warner, Inc.] subscribers were nonetheless added to AT&T's totals, AT&T would be attributed with approximately 32,926,000 subscribers." See Letter from Douglas Garrett to Magalie Roman Salas, Ex Parte Submission, MM Docket No. 92-264, CS Docket No. 99-251, Dec. 18, 2001, at 2. If attributable subscribers are thus included, the combined AT&T Comcast would have more than 40 million subscribers - nearly 33 million AT&T subscribers and roughly 8 million Comcast subscribers - representing approximately half of all MVPD subscribers.

     (314) See Fox Television Stations, Inc. v. FCC, Case Nos. 00-1222, 00-1263, 00-1359, 00-1381, and 01-1136, 2000 WL 233650 (D.C. Cir. Feb. 19, 2002).

("CBCO") rule,(315) reasoning that "the probability that the Commission would be able to justify retaining the CBCO is low and the disruption that vacatur will create is relatively insubstantial..."(316) The ruling opens the door to staggering cable power. For the first time ever, a cable operator will be able to own up to two broadcast stations in a market - a crucial link in any competing distributor's attempt to provide local-into-local service in that area. To the DBS operator negotiating retransmission agreements with cable-owned broadcasters, the playing field will be far from level - it will look more like a cliff that the DBS operator must scale.

   C.    THE MERGER WILL NOT IMPAIR COMPETITION FOR LOCAL CHANNEL RETRANSMISSION

         In its petition, NAB claims that local broadcasters will be harmed by an EchoStar-Hughes combination because in monopoly markets local broadcasters will "face a monopsonist purchaser in retransmission consent negotiations for their local signals."(317) According to NAB, as a result, broadcasters will not "fare as well as they might if they had two rival DBS companies with which to negotiate."(318) Apparently, the NAB is concerned that local broadcasters will not be able to extract as high a royalty fee for retransmission of local broadcast stations from a merged EchoStar and Hughes entity,


----------

     (315) 47 C.F.R. Section 76.501(a).

     (316) Fox Television Stations, Inc. at *24.

     (317) NAB Petition at 58.

     (318) Id.

as opposed to negotiating with them separately. NAB's concern, however, is not a genuine competitive marketplace consideration.

         First, broadcasters enjoy an unusual failsafe: they need not worry that a satellite carrier will not carry them in any area in which it provides local service - they can simply elect must-carry. Second, any remaining concern can only exist (even as a theoretical matter) in a local DMA that is not served by any cable provider. Wherever cable service exists (even analog cable), local broadcasters will still have ample ability to bargain for retransmission fees based on their right to withhold retransmission consent from a satellite carrier while providing it to the local cable franchisee. For channels with significant market appeal, this is a potent threat, owing to the significant competitive disadvantage to a satellite carrier if it is not able to offer the same line-up of local network affiliates that is provided on cable. Thus, this concern is, at most, one of quite limited scope.

         Second, because the few areas with no cable service at all are generally lightly populated areas not currently served with local-into-local transmissions by either EchoStar or DIRECTV, the notion that the merger will deprive local broadcasters of the ability to play one satellite carrier off against the other is quite far-fetched. In fact, local broadcasters in those markets do not have that ability today, and are extremely unlikely to have it in the foreseeable future without this merger, because of the twin constraints of spectrum scarcity and compulsory must-carry obligations. Thus, it is the market situation in those DMAs, not the merger, that dampens today the ability of local broadcasters in a few locations to negotiate higher retransmission consent fees. Indeed, by extending local-into-local service to all 210 DMAs, the merger will open up the opportunity for retransmission consent fees to many local broadcasters that otherwise would have no such opportunity for many years (if ever). In short, the merger will be the only foreseeable way to make local satellite transmission available in those markets in the first place, which is virtually certain not to occur without the merger.

         Third, if this theory were valid, it would be expected that retransmission consent fees would be significantly higher in those markets where both EchoStar and DIRECTV currently provide local-into-local service than in those markets where only one DBS provider currently provides such service.(319) As discussed in the Willig Declaration, however, there are no substantive differences between the retransmission rights obtained in the six markets in which DIRECTV provides local service and EchoStar does not, and the 35 markets in which both DBS firms provide local service.(320)

         Finally, the very fact that EchoStar and DIRECTV have to pay for rebroadcasting local channels into local markets is something of a market anomaly. Local broadcast channels are already available to local television households for free over the air. Particularly in an area with limited cable services this means that virtually all television consumers already receive local programming using an over-the-air antenna. When New EchoStar offers local-into-local service in such a market, all it is doing is providing the same programming primarily to the same consumers, thereby benefiting the


----------

     (319) Currently, DIRECTV provides local-into-local service in 41 markets (in six of which EchoStar is not present), and EchoStar serves 36 markets (in one of which DIRECTV is not present). Thus, there are 35 markets where the two companies overlap, and 7 where they do not.

     (320) Willig Declaration at n.17.

broadcaster (whether or not the broadcaster extracts an additional premium in the form of a higher retransmission consent fee).(321) The merger's potential downward price pressure on broadcasters' fees simply means that the market would work to bring such fees more closely in line with their true value.

V. MANY PETITIONERS SUPPORT THE MERGER, AND MANY OPPONENTS' MOTIVES ARE UNRELATED TO THE PUBLIC INTEREST

         Notwithstanding the merger's important consumer benefits, a handful of commenters oppose the Application, claiming that the merger will adversely affect consumer choice and competition. Notably absent from this category of commenters is the constituency with the most direct stake in matters of competition and consumer choice - the Consumer Groups themselves. The Consumer Groups, in fact, support conditional approval of the merger.(322) Instead, concerns about competition are pressed mostly by companies or groups that either compete against EchoStar or DIRECTV


----------

     (321) The Copyright Office has determined that retransmission of local signals should not require payment of a royalty to the original copyright holder because the fair market value of such retransmission is essentially zero: "The copyright owners have already sold the rights to transmit their programming to the entire local market. They have been fully compensated and are not injured by retransmission into the same market. We recognize that copyright owners are free to attempt to obtain additional compensation for this separate use of their work. We simply believe that they would likely fail in that endeavor." See Docket No. 96-3 CARP-SRA, Arbitration Panel Report (Aug. 29, 1997) at 51-52, modified in Rate Adjustment for the Satellite Carrier Compulsory License, Final Rule and Order, 62 Fed. Reg. 55742 (Oct. 28, 1997); see also 17 U.S.C. Section 122(c).

     (322) See Consumer Groups at 21 ("Because of these potential positive benefits, we urge the Commission to approve the transaction with conditions.").

(NRTC, Pegasus, ACA) or would like to improve their bargaining positions in miscellaneous disputes with the Applicants (NAB, other broadcast interests, Northpoint) or both (NRTC, Pegasus). The real motives of these Petitioners appear to relate to the benefits flowing from the merger - lower prices and more choices - and the impact this would have on Petitioners' bottom line, not to any harms that are cognizable in the Commission's analysis.(323)

         Certain consumer interests recognize that, with conditions, the merger of EchoStar and DIRECTV will create a new competitor with the mix and reach of assets, capabilities, and customer bases necessary to compete nationwide with the likes of Comcast and other cable operators that neither company could muster on its own.(324) They explain that, despite competition from DBS, rates for cable service have continued their upward climb. In fact, "cable rate increases were larger with the presence of an expanding satellite sector than without it."(325) The Consumer Groups appreciate the


----------

     (323) See FCC v. Sanders Bros. Radio Station, 309 U.S. 470, 475-76 (1940) (mere economic injury is not actionable or cognizable under the Communications Act, unless it can be shown to impact adversely upon the public); Carroll Broadcasting v. FCC, 258 F.2d 440, 443-44 (D.C.Cir.1958) ("Private economic injury is by no means always, or even usually, reflected in public detriment. Competitors may severely injure each other to the great benefit of the public."); Abilene Radio and Television Company (KRBC-TV), 1 FCC 2d 979 (1965) ("It is not enough to show that the petitioner may suffer private economic injury, but it is incumbent upon petitioner to make at least a prima facie showing of injury to the public interest."). Compare Brooke Group Ltd. v. Brown & Williamson Tobacco Corp., 509 U.S. 209, 223 (1993) ("It is axiomatic that the antitrust laws were passed for the protection of competition, not competitors.") (citation and internal quotations omitted).

     (324) See Comments of Consumer Groups at 13-14.

     (325) Comments of Consumer Groups at 9.


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



difference that the merger of DIRECTV and EchoStar will make in the competitive capabilities of DBS compared to either company alone. For this reason, the Consumers Groups support conditional approval of the merger.

         In the face of the Consumers Groups' support, the Petitioners' "protestations in favor of vigorous competition ring hollow." United States v. FCC, 652 F.2d 72, 97 (D.C. Cir. 1980) (en banc). The objections are nothing more than transparent attempts to prevent the merger's pro-competitive benefits or extract additional conditions designed to give them an artificial and unwarranted advantage in the marketplace. To the extent that these protestors are injured, the injury flows from the merger's pro-competitive benefits.

         It is not surprising that Pegasus and NRTC, for example, urge the Commission to reject this Application. While they shed crocodile tears over the threatened plight of rural consumers, they do not explain how these laments are consistent with their own pricing in rural areas: both Pegasus and NRTC now charge $34.99 for the expanded basic DIRECTV package in their territories - $3.00 more than DIRECTV charges for the same package in other areas and EchoStar charges for the equivalent package in the same areas. The sincerity of Pegasus' concerns about competition is further called into doubt by its representations, made to the press only a few days after filing its Petition to Deny, that Pegasus is waiting in the wings ready to be bought out by EchoStar.(326) As for the ACA, it has been even more forthcoming about


----------

     (326) See Pegasus: Contract Bars Post-Merger Competition, Multichannel News, Feb. 18, 2002 (quoting Pegasus executive vice president Howard Verlin as predicting that EchoStar will strike a deal with Pegasus and buy it out because that would make the most financial sense for both companies).


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



acknowledging its motives: the fear that the merged entity will be able to charge a lower price in rural areas.(327) This type of threatened injury to a competitor is the opposite from the harm to competition that the Commission is charged with evaluating - it is a clear benefit for rural consumers.

         In contrast to the commenters who assert their parochial concerns, some firms who support a more competitive MVPD marketplace have strongly supported the merger. Electronics manufacturers, for example, have an unmitigated interest in greater competition and innovation in the MVPD marketplace because it spurs sales of their products. They have a particularly vital interest in developments that will increase the bandwidth available for advanced services like HDTV. Anything that would reduce competition or reduce output in the complementary MVPD market would be anathema to them. The promise of greater competition and expanded output and innovation is exactly why sophisticated manufacturers like Thomson and Sharp have come out strongly in favor of this merger. National retailers have a similar self-interest in greater competition in the MVPD market. Any development that threatened to raise prices to consumers or otherwise reduce output would threaten their sales, while increased competition will undoubtedly spur their sales. Their belief that this merger will increase competition is why retailers like Circuit City have come out in favor of the merger.


----------

       (327) See ACA Comments at 15-16. NAB's members may also have reason to fear increased competition from New EchoStar with over-the-air broadcast offerings [including digital television], but articulate no respect in which this additional competition is bad for the consumer.

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


VI. THE COMMISSION MAY ADOPT THE ONE NATION, ONE RATE CARD COMMITMENT AS A CONDITION FOR APPROVAL, BUT SHOULD REJECT OPPORTUNISTIC ATTEMPTS TO IMPOSE COSTLY, NON-MERGER SPECIFIC CONDITIONS

      A. APPLICANTS ACCEPT THEIR COMMITMENT TO ONE NATION, ONE RATE CARD AS A CONDITION

         EchoStar and DIRECTV will make specific commitments that are narrowly tailored to address the Commission's specific merger-related concerns. To reassure the Commission that this merger will not interfere with competitive pricing, EchoStar and DIRECTV are willing to accept a commitment to uniform national pricing as a condition for approval of the merger.(328)

         This condition possesses attributes that the Commission has found appealing in other merger cases. First, the condition mitigates any concern about a loss of potential competition by EchoStar and DIRECTV against one another for the 2.9% of homes not passed by cable.(329) Rural consumers who have long been ignored by cable will receive price benefits from the intense competition occurring in urban areas. For this


----------

     (328) The Commission has previously adopted voluntary merger conditions as a basis for approval of the proposed merger. E.g., Applications of GTE Corporation, transferor, and Bell Atlantic Corporation, transferee, for Consent to Transfer Control of Domestic and International Section 214 and 310 Authorizations and Applications to Transfer Control of Submarine Cable Landing License, Memorandum Opinion and Order, 15 FCC Rcd. 14032, 14036 Paragraph 4
(2000) ("GTE-Bell Atlantic Order") ("We believe that the voluntary merger conditions proposed by the Applicants and adopted in this Order will not only substantially mitigate the potential public interest harms of the merger, but also provide public interest benefits that extend beyond those resulting from the proposed transaction.").

     (329) Eighth MVPD Competition Report at Paragraph 17.

reason, the Consumer Groups support imposing the condition.(330) Second, as explained above, the condition is easy to enforce and difficult to evade. It will not burden the agency with a series of enforcement responsibilities that may tax its resources. In fact, this is the unusual case where the Commission can be reassured by concrete evidence - the Applicants' past practice of national pricing. Moreover, as stated with respect to above, the Applicants are willing to submit themselves to reasonable requirements to ensure that national pricing is an effective constraint on New EchoStar's behavior.

   B. THE CONDITIONS PROPOSED BY MERGER OPPONENTS ARE PUNITIVE AND NON-MERGER RELATED

         A handful of merger opponents, nevertheless, call for additional conditions to the Commission's approval of the transfer. These opponents consist primarily of parties with preexisting disagreements with EchoStar and DIRECTV. These parties urge the Commission to hold the merger hostage and address their individual unrelated grievances through merger conditions.


----------

     (330) See Comments of Consumer Groups at 22-23; Letter from Senator Olympia Snowe dated November 1, 2001; Letter from Congressman Tom Udall dated November 14, 2001. Because Applicants agree to codify the national pricing plan as a condition to the merger, the Commission need not address the Consumer Groups' alternative request that it impose a structural remedy such as divestiture of satellites. See Comments of Consumer Groups at 4, 23. However, even if the Commission were to reach the issue, the Consumer Groups have not offered sufficient grounds for concluding that the extreme step of divestiture is required. In fact, divestiture of the very assets whose consolidation is essential to efficiency and competition would undo much of the precise benefit that the parties seek to achieve through the merger. In addition, as the merger condition on national pricing diminishes concerns about market concentration in some rural areas, the Commission need not address the argument advanced by Northpoint and the Consumer Groups that MVDDS licensing should precede the merger's approval. See Comments of Consumer Groups at 21-22.

         The merger opponents, however, ignore the relevant legal standard. The Commission is not free to attach conditions to a merger in order to enhance the pro-competitive benefits offered by the transaction; instead, any condition attached must be narrowly tailored to a specific anti-competitive risk or harm created by the merger itself.(331) Congress invested the Commission with only limited authority to attach conditions to its approval of merger transactions.(332) In recent merger cases, the Commission has consistently acknowledged its limited authority to impose conditions only "where necessary
* * * to ensure that the public interest is served by [a] transaction."(333) The Commission, moreover, will not entertain merger conditions if the benefits accruing from the merger outweigh any perceived harms.(334)


----------

     (331) In the AT&T-TCI and MCI-WorldCom merger proceedings, the Commission repeatedly declined invitations to impose conditions not directly related to anti-competitive effects of those transactions. In the AT&T-TCI proceeding, for example, the Commission declined to impose a condition granting competitors a right of access to the merged company's multichannel video programming facilities in light of its conclusion that the merger would be "unlikely to result in the loss of a significant source of current or future competition in MVPD services." Application for Transfer of Control of Tele-Communications,
Inc. to AT&T, ("AT&T-TCI Order"), 14 FCC Rcd. 3160, 3173 Paragraph 22 (1999). Likewise, because the Commission concluded that the MCI-WorldCom merger was "not likely to have anticompetitive effects on the provision of * * * private line service on any U.S. international route," it refused to condition its approval on a divestiture of any such facilities. Application for Transfer of Control of MCI Communications to WorldCom, Inc. ("MCI-WorldCom Order"), 13 FCC Rcd. 18025, 18101, Paragraph 135 (1998).

     (332) Section 214(c) of the Communications Act permits the Commission to attach to a certificate only "such terms and conditions as * * * the public convenience and necessity may require." 47 U.S.C. Section 214(c). Likewise, section 303(r) of the Act restricts the Commission to "prescrib[ing] such restrictions and conditions * * * as may be necessary to carry out the provisions of the chapter." 47 U.S.C. Section 303(r) (emphasis added); see also GTE-Bell Atlantic Order, 15 FCC Rcd. at 14,047 Paragraph 24.

     (333) See, e.g., AT&T-TCI Order, 14 FCC Rcd. 3160, 3169 Paragraph 15
(1999); MCI-WorldCom Order, 13 FCC Rcd. at 18032, Paragraph 10; Qwest Communications International,
                                                                  (Continued...)

         The parties calling for conditions to this merger have failed to satisfy the public interest standard. They fail to link their proposed conditions to a specific identifiable harm arising out of the transaction, and they ignore the merger's clear benefits. Contrary to the 1996 Act's goal of promoting deregulation, these parties urge the Commission to subject New EchoStar to heavy-handed regulation, far beyond the level of regulation deemed necessary for the protection of the public interest by both Congress and the Commission's rules. Some Petitioners would have this Commission, rather than the consumer choice, dictate what programming New EchoStar carries. Other proposed conditions are simply poison pills designed to kill the merger in order to keep a competitive New EchoStar out of the market, or at least significantly hinder its ability to become a vigorous competitor.

         First, some parties request that approval be conditioned on compliance with the Commission's existing rules on carriage of local stations.(335) However, those


----------

Inc. and U S WEST, Inc. Applications for Transfer of Control of Domestic and International Sections 214 and 310 Authorizations and Application to Transfer Control of a Submarine Cable Landing License, Memorandum Opinion and Order, 15 FCC Rcd. 5376, 5381 n.24 & Paragraph 46 (2000) ("Qwest-US West Order").

     (334) Qwest-US West Order, 15 FCC Rcd. at 5399, 5406 Paragraphs 46,62.

     (335) E.g., Paxson Communications Petition at 18-19; Family Stations, Inc. and North Pacific International Television, Inc. Petition at 5; Petition to Deny of Eagle III Broadcasting LLC, at 4. Northpoint also makes a gratuitous remark that the Applicants should be ordered to "refrain from engaging in anti-competitive conduct designed solely to derail their competitors," and comply with competition statutes and regulations." See Petition to Deny of Northpoint Technology, Ltd., at 4. EchoStar and DIRECTV have objected to Northpoint's proposals solely on the grounds of harmful interference, whose threat has been confirmed by independent tests. They welcome competition from Northpoint and have not objected to Applications filed by many other wireless cable companies proposing to use LMDS, MMDS or other frequencies.

rules are what they are and will apply to the merged company just as to any other. As the Commission concluded in declining to impose a condition mandating AT&T-TCI's compliance with the program access rules, because "nothing in the merger transaction would shield the merged company from the program access rules
* * * [a] condition therefore is unnecessary."(336) The same answer applies here.

         For example, Johnson Broadcasting and Family Stations argue that EchoStar and DIRECTV denied specific requests to carry local television stations.(337) But these commenters do not credibly suggest that the issue they pose arises out of the merger--the grant or denial of this Application will not resolve their complaints.

         To the extent that parties are asking the Commission to impose carriage rules above and beyond those specified by its regulations, such a request should be rejected as unneeded and wholly unjustified.(338) In analogous circumstances, the Commission has refused to impose merger conditions that go beyond what Congress and the Commission have already found sufficient to protect the public interest.(339) Consumers' choice, rather than the Commission, should dictate what programming New


----------

     (336) AT&T-TCI Order, 14 FCC Rcd. at 3179, Paragraph 34; see also id. at 3179-81, Paragraphs 35-40.

     (337) Johnson Broadcasting Petition at 4-7; Family Stations, Inc. and North Pacific International Television, Inc. Petition at 4.

     (338) See Petition to Deny of Paxson Communications Corp. at 19; Comments of the Association of Public Television Stations and the Public Broadcasting Service at 4-5.

     (339) Cf. AT&T-TCI Order, 14 FCC Rcd. at 3180 Paragraphs 37-38 (refusing to condition the merger on "restrictions that are beyond the scope of the Commission's program access rules"); see id. at Paragraph 29 (rejecting common carrier conditions that exceed the congressional mandate.)

EchoStar carries beyond what the Commission's rules require. The merger opponents, moreover, have not credibly shown that the proposed merger will exacerbate their concerns about carriage of local programming. The proposed merger will actually have the opposite effect. Because the merger will generate efficiencies, New EchoStar "will be able to offer substantially more local programming as a combined entity than either of them would be able to do alone."(340)

         Second, although Applicants firmly believe the additional spectrum freed up by the merger will permit New EchoStar to offer all local channels in all 210 DMAs on a single satellite dish, the Commission should reject attempts by PBS to impose a special condition on the combined company that it carry all its "must-carry" stations so that they are received on the same dish, nor entertain the argument of Pappas Telecasting Companies that EchoStar's current policy violates the must-carry requirements of Section 338.(341) This issue, as PBS readily concedes, is the subject of a pending Petition for Clarification or Modification filed by NAB and forcefully contested by EchoStar. That proceeding, not the instant one, is the proper forum for the Commission to issue a determination based on a full briefing by affected parties.(342) In prior merger proceedings,


----------

     (340) Comments of Consumer Groups at 13-14.

     (341) See Comments of the Association of Public Television Stations and the Public Broadcasting Service at 7. Comments of Pappas Telecasting Companies in Opposition to Application at 9-13; see also Petition to Deny of Carolina Christian Television and LeSea Broadcasting Corp. at 4-9; Petition to Deny or Conditionally Grant of Paxson Communications Corp. at 12-13; Petition to Deny of Brunson Inc. at 6-9; Petition to Deny of Eagle III Broadcasting, LLC at 3-4.

     (342) E.g., AT&T/TCI Order, 14 FCC Rcd. at 3180 Paragraph 38. The Applicants will not burden the record in this unrelated proceeding with a detailed recitation of EchoStar's defense to NAB's petition. Suffice it to say, EchoStar's decision to implement the
                                                                  (Continued...)

the Commission repeatedly refused to consider disputed issues subject to a separate proceeding, and that same answer applies here.(343) Nevertheless, Applicants recognize and confirm their continuing obligations, and the obligations of the merged company, under federal law.

         Third, and for substantially the same reasons, the "set aside" conditions proposed by Consumer Groups should be rejected.(344) The Consumer Groups ask that New EchoStar set aside eight percent of its total channel capacity for noncommercial education programming, but it fails to demonstrate a legal foundation for its request. Far from curing any harm from the merger, this requested condition seems to relate to a significant merger benefit, which will, however, accrue without need for any condition. Part of the whole point of these proceedings is to merge two companies into one and use the freed-up spectrum for non-duplicative programming. As a single DBS provider, New EchoStar will have a four percent public interest set-aside obligation under the


----------

second dish plan rested directly on the text of the Commission's must-carry regulation, which applies only where the subscribers acquire the second dish "at their own expense" and for "an additional carrier charge." See 47 C.F.R. Section 76.66(i)(4).

     (343) Applications for Consent to Transfer of Control of Southern New England Telecommunications Corp., 13 FCC Rcd. 21292, 21306, Paragraph 29 (1998) ("The Commission has regularly declined to consider in merger proceedings matters that are the subject of other proceedings before the Commission because the public interest would be better served by addressing the matter in the broader proceeding of general applicability."); see also Applications for Consent to the Transfer of Control of Licenses and Section 214 Authorization from TCI, Inc. to AT&T Corp., 14 FCC Rcd. 3160, 3180 Paragraph 38 (rel. Feb. 18,
1999) ("If the parties believe any existing exclusivity agreements violate the program access rules, the program access complaint process is the appropriate forum in which to resolve any such grievance.")

     (344) Comments of Consumer Groups at 15-16.

Commission's rules.(345) Because the set-aside programming choices available on EchoStar and DIRECTV today overlap to a fairly significant extent, the merger means simply that New EchoStar will have much more set-aside capacity to carry more qualified programmers. The 4% set-aside rule will be applied to a much larger capacity "pie," to the benefit of qualified noncommercial programmers that may today be unable to obtain carriage. As for programmers that are now carried by only one of the two companies (such as Word Network),(346) the merger will give them access to many more millions of subscribers compared with their visibility today. The Consumer Groups' fear that New EchoStar will not maximize diversity in noncommercial programming is entirely unfounded and speculative.(347)

         The Consumers Groups revisit also an issue upon which the Commission has previously ruled. It asks that the Commission "reverse course" and require that EchoStar relinquish to an independent body the ability to make judgments on a programmer's qualifications to select the set-aside noncommercial programming to be carried in cases where the demand for set-aside capacity exceeds the available capacity.(348) However, the Commission has already previously rejected such an


----------

     (345) See Implementation of Section 25 of the Cable Television Consumer Protection and Competition Act of 1992, Direct Broadcast Satellite Public Interest Obligations, Report and Order, 13 FCC Rcd. 23254 (1998).

     (346) See Petition to Deny of the Word Network at 5-7.

     (347) The Commission has routinely rejected similar requests to deny proposed transactions based on such unsupported allegations. See e.g. Application of WorldCom, Inc., and MCI Communications Corporation for Transfer of Control, 13 FCC Rcd. 18025, 18134, 18145-58, Paragraphs 73-74, 193, 211, 213
(1998).

     (348) See Comments of Consumer Groups at 4, 15.

arrangement, and for good reasons: it exceeds the statutory scope and raises substantial constitutional concerns. The Consumer Groups have not offered any factual evidence, new policy arguments, or nexus of any sort that would provide a basis for the Commission to depart from its prior ruling and impose such an extreme step of requiring that New EchoStar cede control over set-aside noncommercial programming to an independent body. As a result, and consistent with its prior ruling, the Commission should reject the Consumer Groups' call to impose such a condition in this case.

         Fourth, Northpoint also seeks to employ this transfer of control proceeding to raise an issue involving an entirely unrelated business dispute. Northpoint asks for a merger condition that would require New EchoStar to adopt a set-top box compatible with its technology.(349) This "proposed condition" is nothing more than an opportunistic and exploitive attempt to extract an individual benefit from the merger. Northpoint does not credibly show that the condition addresses a perceived harm resulting from the transfer - both EchoStar and DIRECTV now use technology that is incompatible with Northpoint's. Plus, in order to transition to a new technology platform, both companies would have to swap out all of their subscribers' set-top boxes - a process that would be expensive and time consuming. In any event, the Commission has already decided to exempt from its interoperability requirements all MVPDs supporting boxes that operate, and are available from unaffiliated vendors, nationwide. See 47
C.F.R. Section 76.1204 a(2). This proceeding is not the appropriate forum for the Commission to repeal that rule, and Northpoint offers no persuasive reason why the


----------

       (349) See Northpoint Petition at 11-12.

Commission should do so. The Commission has repeatedly rejected similar efforts by parties using the transfers proceedings as a way to extract benefits from the merger partners that have no nexus to the merger.(350) It should do so again here.

         Fifth, the Consumer Groups and Northpoint raise a non-merger-specific issue involving the MVDDS rulemaking, asking that the Commission delay this Application's adjudication until those separate proceedings are complete.(351) Yet, the Consumer Groups' admission that the MVDDS docket is not "directly implicated in this proceeding" should be dispositive.(352) As noted, the Commission has remained firm in its policy of limiting the focus of its merger review proceedings to issues causally linked to the specific transaction itself. The Consumer Groups' request is also contrary to Commission precedent holding that transfer Applications will not be influenced by generic issues subject to a separate proceeding.(353) The Commission should refrain from


----------

     (350) The Commission recently noted that it "recognizes and discourages the temptation and tendency for parties to use the license transfer review proceeding as a forum to address or influence various disputes with one or the other of the Applicants that have little if any relationship to the transaction or to the policies and objectives of the Communications Act." In re Applications for Consent to the Transfer of Control of Licenses and Section 214 Authorizations by Time Warner, Inc. and America Online, Inc, Transferors, to AOL Time Warner, Inc., Transferee, Memorandum Opinion and Order, 23 Communications Reg. (P & F) 157 (2001); see also Joint Applications of Global Crossing Ltd. And Citizens Communications Company for Authority to Transfer Control of Corporations Holding Commission Licenses and Authorizations Pursuant to Sections 214 and 310(d) of the Communications Act, 16 FCC Rcd. 8507, 8511 Paragraph 11 (rel. Apr. 16, 2001).

     (351) See Comments of Consumer Groups at 4, 21.

     (352) See id. at 21.

     (353) E.g. Applications of Capital Cities/ABC, Inc. and The Walt Disney Company, 11 FCC Rcd. 5841, 5859 at Paragraph 27(1996) ("transfer and assignment process is not the appropriate forum to consider changes in its rules."); see id. at 5858 Paragraph 22 ("nor can we
                                                                  (Continued...)

entangling this Application in a matter that remains the subject of ongoing industry debate and a separate rulemaking proceeding. Indeed, that requested condition might, perversely, undermine some of the benefits to flow from the merger. The Applicants' concerns with the Northpoint proposal have everything to do with interference and nothing to do with competition. Harmful interference from an MVDDS service operating in the same spectrum may hamper New EchoStar in its attempts to make maximum use of the freed-up spectrum and improve quality of service.

         Finally, the Commission should reject the Consumer Union's call to impose open access conditions on this merger. There is no open access "problem" involving New EchoStar's facilities that would require a solution.(354) In light of New EchoStar's lack of market power or bottleneck characteristics, such a condition is inappropriate here, whether or not it would be appropriate for a cable merger.

         In the AT&T-TCI Order, the Commission indicated that market forces rather than government mandates were the best vehicle to further development and deployment of competitive broadband services. It reached this conclusion after finding significant actual and potential competition affording consumers adequate choice across existing and emerging platforms:

         Currently, there are a large number of firms providing Internet access services in nearly all geographic markets in


----------

conclude that a transfer proceeding is the proper forum in which to consider changes in the applicable program access or retransmission consent rules.")

     (354) See Comments of Consumer Groups at 23-24; see also AT&T/TCI Order, 14 FCC Rcd. 3160, at Paragraphs 93-94.

          the United States, and these markets are quite competitive today. . . Although AT&T-TCI together might be able more quickly to deploy high-speed Internet access services and win a significant number of residential Internet access customers, it appears that quite a few other firms are beginning to deploy or are working to deploy high-speed Internet access services using a range of other distribution technologies.(355)

         As a result, the Commission concluded that the proposed merger would not threaten competition among Internet access services.(356) The Commission added that, in any event, "the open access issues would remain equally meritorious (or non-meritorious) if the merger were not to occur."(357) Whether or not this reasoning was correct in that case, it certainly applies to this transaction.

    C.   THE REMAINING GRIEVANCES DO NOT BELONG IN THESE PROCEEDINGS

         Several other commenters try to link their own private grievances regarding DIRECTV and EchoStar to the merger. These grievances range from the scope of EchoStar-DIRECTV's specific obligations under the must-carry rules, to contractual or regulatory disputes, to the alleged quality of customer service.


----------

     (355) AT&T/TCI Order 14 FCC Rcd. 3160, at Paragraphs 93-94 (footnote omitted); see also Inquiry Concerning the Deployment of Advanced
Telecommunications Capability, 14 FCC Rcd. 2398, Paragraph 101 (1999) ("We observe further that the record, while sparse, suggests that multiple methods of increasing bandwidth are or soon will be made available to a broad range of customers.")

     (356) See Separate Statement of Chairman E. Kennard, AT&T/TCI Order ("We have taken a de-regulatory approach, an approach that will let this nascent industry flourish.").

     (357) See AT&T/TCI Order, 14 FCC Rcd. at 3207 Paragraph 96.

         But the merger opponents have failed to demonstrate that this merger proceeding is the appropriate forum for resolving such issues. Clearly, it is not. Fundamentally, the commenters fail to demonstrate how grant of the Application and consummation of the merger would cause the specific harms they claim; for that reason they lack standing to raise them here.(358) These commenters also fail to recognize that other more appropriate forums exist for airing their issues, including the federal and state regulatory complaint processes. Indeed, in most cases the merger opponents already have taken advantage of those vehicles. Like the must-carry issues discussed above, other complaints regarding EchoStar's service performance,(359) or regarding its dealings in the collective bargaining context,(360) are equally out of place.

         Nor should the Commission accept the attempts by Paxson and PrimeTime24 to inject into this proceeding issues from copyright and contract litigation


----------

     (358) See California Ass'n of the Physically Handicapped, Inc. v. FCC, 840 F.2d 88, 91 n.6 (D.C. Cir. 1988) ("CAPH v. FCC") (opponents of broadcast license transfer lack standing where their objections are based on alleged practices of transferor and speculative assertions that transferee will perpetuate those practices). The merger opponents, like the Petitioners in CAPH v. FCC, cannot trace the harms they allege, pertaining to EchoStar's obligations under the "must carry" rules and other related issues, to the transaction at issue. Instead, their "real plea is that the transfer will furnish no cure--it will not cause the injury to abate." California Ass'n of the Physically Handicapped, Inc.
v. FCC, 778 F.2d 823, 825 (D.C. Cir. 1985). But this plea is not sufficient to establish standing. Id. See also Microwave Acquisition Corp. v. FCC, 145 F.3d 1410, 1413 (D.C. Cir. 1998) (appellant lacked standing because, inter alia, the relief sought would not remedy the alleged injury).

     (359) Letter of Toni Dockter dated August 1, 2001, at 1. As the Commission concluded in the AT&T-TCI Order, the "enforcement of state regulations [is] best carried out at the state level." AT&T-TCI Order Paragraph 58.

     (360) CWA Petition at 5.

regarding the retransmission of distant signals. Both companies fail to credibly show that the issue is relevant here, and the Commission has already rejected a similar attempt by PrimeTime 24 in the past.(361)

         In sum, many individual complaints about EchoStar and DIRECTV lack the required type of nexus to the merger and are not relevant here. Commenters should pursue their issues in the other proceedings and forums that are available to them. While the merger may injure EchoStar-DIRECTV rivals, such injury arises from the pro-competitive benefits flowing from the merger, and will be accompanied by an equal if not greater degree of merger-related benefits to American consumers.

VII. CONCLUSION

         Four long-sought goals of Congress and the Commission are:

     o to create meaningful competition for the entrenched cable industry in order to moderate its pattern of constantly spiraling prices;

     o   to secure satellite carriage of as many local stations as possible;

     o to ensure that true broadband services are affordably available to all Americans, urban and rural alike; and

     o   to foster increased choice and diversity of video programming content.


----------

     (361) Paxson Communications Petition at 6-9; Comments of PrimeTime 24 Joint Venture at 7-11; see also Application of MCI Telecommunications Corporation, Assignor, and Echostar 110 Corporation, Assignee, Order and Authorization, FCC 99-109. Paragraph 30 (rel. May 19, 1999).

         By approving the merger of EchoStar and Hughes, the Commission can achieve each of these four critical goals faster, more directly, and with less need for burdensome regulation than through any other conceivable action it could take. Stated another way, what years of legislative and regulatory initiatives have largely failed to achieve, the Commission can accomplish with one stroke by approving this pro-competitive merger.


                                             RESPECTFULLY SUBMITTED,





---------------------------------------      -----------------------------------
Gary M. Epstein                              Pantelis Michalopoulos
James H. Barker                              Philip L. Malet
John P. Janka                                Rhonda M. Bolton
Arthur S. Landerholm                         STEPTOE & JOHNSON LLP
LATHAM & WATKINS                             1330 Connecticut Avenue, N.W.
555 11(th) Street, N.W.                      Washington, DC  20036-1795
Suite 1000                                   202-429-3000
Washington, DC  20004
202-637-2200

Counsel for General Motors Corporation       Counsel for EchoStar
and Hughes Electronics Corporation           Communications Corporation

                                   DECLARATION

               I, David K. Moskowitz, hereby declare under penalty of perjury that the foregoing is true and correct to the best of my knowledge, information and belief.


                                             /s/
                                             -----------------------------------
                                             David K. Moskowitz
                                             Senior Vice President and
                                               General Counsel
                                             ECHOSTAR SATELLITE CORPORATION
                                             5701 South Santa Fe
                                             Littleton, CO 80120
                                             (303) 723-1000

Dated:  February 25, 2002

                                 DECLARATION

               I declare under penalty of perjury under the laws of the United States that the foregoing is true and correct. Executed on February 25, 2002.


                                       /s/
                                       -----------------------------------------
                                       Eddy W. Hartenstein
                                       Corporate Senior Executive Vice President
                                       Hughes Electronics Corporation

                            CERTIFICATE OF SERVICE

         I, Todd B. Lantor, hereby certify that on this 25th day of February 2002 a true and correct copy of the foregoing was served via hand delivery (indicated by *) or by first-class mail, postage pre-paid upon the following:


Chairman Michael K. Powell*                  William F. Caton*
Federal Communications Commission            Acting Secretary
445 12th St. S.W.                            Federal Communications Commission
Washington DC 20554                          236 Massachusetts Avenue, N.E.
                                             Suite 110
                                             Washington, DC  20003

Commissioner Kathleen Q. Abernathy*          Commissioner Michael J. Copps*
Federal Communications                       Federal Communications Commission
Commission                                   445 12th St. S.W.
445 12th St. S.W.                            Washington DC 20554
Washington DC 20554

Donald Abelson*                              Commissioner Kevin J. Martin*
Federal Communications Commission            Federal Communications Commission
445 12th St. S.W.                            445 12th St. S.W.
Washington DC 20554                          Washington DC 20554

Catherine Crutcher Bohigan*               James Bird*
Federal Communications Commission         Federal Communications Commission
445 12th St. S.W.                         445 12th St. S.W.
Washington DC 20554                       Washington DC 20554

Susan M. Eid*                             Rosalee Chiara*
Federal Communications Commission         Federal Communications Commission
445 12th Street, S.W.                     445 12th St. S.W.
Washington, DC  20554                     Washington DC 20554

W. Kenneth Ferree*                        Barbara Esbin*
Federal Communications Commission         Federal Communications Commission
445 12th Street, S.W.                     445 12th Street, S.W.
Washington, DC  20554                     Washington, DC  20554

Claudia Fox*                              Eloise Gore*
Federal Communications Commission         Federal Communications Commission
445 12th Street, S.W.                     445 12th Street, S.W.
Washington, DC  20554                     Washington, DC  20554

Jennifer Gilsenan*                      Fern Jarmulnek*
Federal Communications Commission       Federal Communications Commission
445 12th Street, S.W.                   445 12th Street, S.W.
Washington, DC  20554                   Washington, DC  20554

Thomas Horan*                           JoAnn Lucanik*
Federal Communications Commission       Federal Communications Commission
445 12th Street, S.W.                   445 12th Street, S.W.
Washington, DC  20554                   Washington, DC  20554

Julius Knapp*                           Jackie Ponti*
Federal Communications Commission       Federal Communications Commission
445 12th Street, S.W.                   445 12th Street, S.W.
Washington, DC  20554                   Washington, DC  20554

Paul Margie*                            David Sappington*
Federal Communications Commission       Federal Communications Commission
445 12th Street, S.W.                   445 12th Street, S.W.
Washington, DC  20554                   Washington, DC  20554

Ellen Rafferty*                         Donald Stockdale*
Federal Communications Commission       Federal Communications Commission
445 12th Street, S.W.                   445 12th Street, S.W.
Washington, DC  20554                   Washington, DC  20554

Royce Dickens Sherlock*                 Thomas S. Tycz*
Federal Communications Commission       Federal Communications Commission
445 12th Street, S.W.                   445 12th Street, S.W.
Washington, DC  20554                   Washington, DC  20554

Bryant Tramont*                         Marcia Glauberman*
Federal Communications Commission       Federal Communications Commission
445 12th Street, S.W.                   445 12th Street, S.W.
Washington, DC  20554                   Washington, DC  20554


Douglas W. Webbink*                     Scott R. Flick
Federal Communications Commission       Shaw Pittman LLP
445 12th Street, S.W.                   2300 N Street, N.W.
Washington, DC  20554                   Washington, DC 20037
                                        Counsel to Univision Communications

                                          Paul Cicelski
John Grossman                             Michael W. Richards
Columbus Education Association            Shaw Pittman LLP
929 East Broad Street                     2300 N Street, N.W.
Columbus, OH 43205                        Washington, DC 20037
                                          Counsel to Univision Communications

                                          Robert M. Cooper
Ted S. Lodge                              Patrick J. Grant
President & Chief Operating Officer       Arnold & Porter
Pegasus Communications Corporation        555 12th Street, N.W.
225 City Line Avenue, Suite 200           Washington, DC  20004
Bala Cynwyd, PA  19004                    Counsel for Pegasus Communications
                                          Corp.

                                          Robert J. Rini
Steven T. Berman                          Stephen E. Coran
Adam D. Schwartz                          Stephen M. Ryan
National Rural Telecommunications         Manatt, Phelps, & Phillips, LLP
Cooperative                               1501 M Street, N.W., Suite 700
2121 Cooperative Way, Suite 500           Washington, DC 20005-1700
Herndon, VA 20171                         Counsel to National Rural
                                          Telecommunications Cooperative

Jack Richards                             Thomas P. Olson
Kevin G. Rupy                             Nicole Telecki
Keller and Heckman LLP                    Maya Alexandri
1001 G Street, N.W.                       C. Colin Rushing
Suite 500 West                            Wilmer, Cutler & Pickering
Washington, DC 20001                      2445 M Street, N.W.
Counsel to National Rural                 Washington, DC 20037
Telecommunications Cooperative            Counsel to National Association of
                                          Broadcasters

Edward P. Henneberry
Dylan M. Carson                          Henry L. Baumann
Pradeep Victor                           Benjamin F. P. Ivins
Howrey Simon Arnold & White LLP          National Association of Broadcasters
1299 Pennsylvania Avenue, N.W.           1771 N Street, N.W.
Washington, DC 20004                     Washington, DC 20036
Counsel to National Association of
Broadcasters

Peter C. Pappas                          Charles B. Slocum
Pappas Telecasting Companies             Writers Guild of America, West, Inc.
1299 Pennsylvania Avenue, N.W.           7000 W. 3rd Street
10th Floor                               Los Angeles, CA 90048
Washington, DC 20004

Country Peddler                          The Honorable Olympia J. Snowe
3102 Route 9, South                      154 Russell Senate Office Building
Rio Grande, NJ 08242                     Washington, DC 20510-1903

The Honorable Max Baucus                 Jason Brostrom
United States Senate                     NetExpress, LLP
Washington, DC 20510                     3101 Illinois Drive
                                         Bismarck, ND  58501

Dick Maxell                             James V. DeLong
Buckeye Association of School           Competitive Enterprise Institute
Administrators                          Senior Fellow - Project on Technology
850 N. High Street                           and Innovation
Suite 150                               1001 Connecticut Ave., N.W., Suite 1250
Columbus, OH 43235                      Washington, DC  20036

George Landrith                         Alan McCollough
Frontiers of Freedom                    W. Stephen Cannon
12011 Lee Jackson Mem. Hwy.             Circuit City Stores, Inc.
Suite 310                               9950 Maryland Drive
Fairfax, VA  22033                      Richmond, VA  23233

Robert S. Schwartz                      Deborah A. Lathen
McDermott, Will & Emery                 Lathen Consulting
600 13(th) Street, N.W.                 1650 Tysons Boulevard, Suite 1150
Washington, DC 20005                    McLean, VA  22102
Counsel to Circuit City Stores, Inc.    Counsel for Northpoint Technology, Ltd.

Gene Kimmelman
Christopher Murray                      Dr. Mark Cooper
Consumers Union                         Consumer Federation of America
1666 Connecticut Avenue, N.W.           1424 16th Street, N.W.
Suite 310                               Suite 604
Washington, DC 20009                    Washington, DC 20036

                                          Jeffrey A. Eisenach
Cheryl Leanza                             Randolph J. May
Media Access Project                      Progress and Freedom Foundation
1625 K Street, N.W.                       1301 K Street, N.W.
Suite 1118                                Suite 550 East
Washington, DC 20006                      Washington, DC 20005

John R. Feore, Jr.
Kevin P. Latek                            Barry D. Wood
Dow, Lohnes & Albertson, PLLC             Stewart W. Nolan, Jr.
1200 New Hampshire Avenue, N.W.           Wood, Maines & Brown, Chartered
Suite 800                                 1827 Jefferson Place, N.W.
Washington, DC 20036                      Washington, DC 20036
Counsel to Paxson Communications          Counsel to Eagle III Broadcasting, LLC
Corporation

Barry D. Wood                             John W. Katz
Stewart W. Nolan, Jr.                     Office of the State of Alaska
Wood, Maines & Brown, Chartered           Suite 336
1827 Jefferson Place, N.W.                444 N. Capitol Street, N.W.
Washington, DC 20036                      Washington, DC 20001
Counsel to Brunson Communications, Inc.

David Almasi                              Robert M. Halperin
Project 21                                Bridget E. Calhoun
The National Center for Public            Crowell & Moring LLP
Policy Research                           1001 Pennsylania Avenue, N.W.
777 North Capitol St., N.E.               Washington, DC 20004
Washington, DC 20002-4294                 Counsel to the State of Alaska

Rick Bauermeister                      Susan Fischetti
Market Solutions Group, Inc.           Fischetti Enterprises, Inc.
380 North Dakota Avenue                10336 Stewart Drive
Sioux Falls, SD 57104                  Eagle River, Alaska  99577

Russell L. Hanson                      Lois Hartman
North Dakota Retail Association        North Dakota Firefighter's Association
1025 North 3rd Street                  113 S. 5th Street
Bismarck, ND 83502                     P.O. Box 6127
                                       Bismarck, ND 58506-6127

Christopher C. Cinnamon
Emily A. Denney                        David Charles, MD
Nicole E. Paolini                      Medical Researchers and Teaching
Cinnamon Mueller                       Physicians
307 North Michigan Avenue              P.O. Box 19241
Suite 1020                             Washington, DC 20036-0241
Chicago, Illinois  60601
Counsel for American Cable
Association

                                       Tom Davidson
                                       Phil Marchesiello
Paul Greco                             Akin, Gump, Strauss, Hauer & Feld, L.L.P.
Public Broadcasting Service            1676 International Drive
1320 Braddock Place                    Penthouse
Alexandria, VA 22314-1698              McLean, VA 22102
                                       Counsel for Vivendi Universal, S.A.

Jonathan D. Blake
Amy L. Levine                         Marilyn Mohrman-Gillis
Covington & Burling                   Lonna D. Thompson
1201 Pennsylvania Ave., N.W.          Andrew D. Cotlar
Washington, DC 20004-2401             Association of Public Television Stations
Counsel to the Association of         666 11th Street, N.W.
Public Television Stations and the    Suite 1100
Public Broadcasting                   Washington, DC 20001

Debbie Goldman                        William D. Silva
George Kohl                           Law Offices of William D. Silva
Communications Workers of America     5335 Wisconsin Avenue, N.W.
501 Third Street, N.W.,               Suite 400
Washington, DC 20001                  Washington, DC 20015-2003
                                      Counsel to the Word Network

Mark T. Rose                          David A. Irwin
United States Internet Council        Irwin, Campbell & Tannenwald, P.C.
1301 K Street, N.W.                   1730 Rhode Island Avenue, N.W.
Suite 350                             Suite 200
East Tower                            Washington, DC 20035-3101
Washington, DC 20005                  Counsel to Satellite Receivers, Ltd.

John R. Feore, Jr.
Kevin P. Latek                        Thomas P. Olson
Dow, Lohnes & Albertson, PLLC         Wilmer, Cutler & Pickering
1200 New Hampshire Ave., NW           2445 M. Street, N.W.
Suite 800                             Washington, DC  20037
Washington, DC  20036                 Counsel for National Association of
Counsel for Paxson Communications     Broadcasters
Corporation

State Representative (Mont.)            Rick Dovalina
Dave Lewis                              League of United Latin American Citizens
P. O. Box 200400                        2000 L Street, N.W.
Helena, MT 59620-0400                   Suite 610
                                        Washington, DC 20036

                                        Marvin Rosenberg
Wallace F. Tillman                      Holland & Knight LLP
Tracy B. Steiner                        2099 Pennsylvania Avenue, N.W.
National Rural Electric Cooperative     Suite 100
Association                             Washington, DC 20006-6801
4301 Wilson Blvd.                       Counsel for Hubbard Broadcasting,
Arlington, VA  22203-1860               Inc.

G. Nanette Thompson                     Amy Pastor
Regulatory Commission of Alaska         Church Point Area
701 W. 8th Avenue                       Chamber of Commerce
Suite 300                               P. O. Box 218
Anchorage, AK 99501                     216 N. Main Street
                                        Church Point, Louisiana  70525

Grover G. Norquist
Americans for Tax Reform                Albert A. Foer
1920 L Street, NW                       American Antitrust Institute
Suite 200                               2919 Ellicott Street, N.W.
Washington, DC 20036                    Washington, DC 20008

                                     Mark A. Balkin
                                     Joseph C. Chautin, III
Matthew M. Polka                     Hardy, Carey & Chautin LLP
American Cable Association           110 Veterans Blvd.
One Parkway Center                   Suite 300
Suite 212                            Metairie, LA 70005
Pittsburgh, PA 15220                 Counsel to Carolina Christian Television,
                                     Inc. and LeSea Broadcasting Corporation

The Honorable M.J. Foster, Jr.
Governor                             The Honorable Chuck Hagel
Office of the Governor               United States Senate
State of Louisiana                   Washington, DC 20510-2705
Baton Rouge, LA 70804-9004

Robert Scagliore                     Edward T. Clark
Sharp Electronics Corporation        Central Plains Clinic
Sharp Plaza                          4708 S. Wildwood Circle
P.O. Box 650                         Sioux Falls, SD  57105
Mahwah, NJ 07430-2135

Mark Sorensen                        Edward T. Clark
ACC Satellite TV                     Central Plains Clinic
1144 W. East Avenue                  4708 S. Wildwood Circle
Chico, CA 95926                      Sioux Falls, SD  57105

The Honorable William J. Janklow       David P. McClure
Governor                               United States Internet Industry
State of South Dakota                  Association
State Capitol                          815 Connecticut Avenue, N.W.
500 East Capitol                       Suite 620
Pierre, SD 57501-5070                  Washington, DC 20006

Jeff Blum
U.S. Action                            Jerry A. Day
1341 G Street, N.W.                    431 Walker Hollow Drive
Suite 1000                             Monterey, TN  38574-7096
Washington, DC 20005

                                       Leland Swenson
                                       President
Steven P. Smith                        National Farmers Union
331 Dry Gulch Road                     400 North Capitol Street, Suite 790
Ovando, MT 59854                       Washington, DC  20001

The Honorable Tom Udall                Toni Docker
502 Cannon House Office Building       3672 Hardin Way
Washington, DC 20515                   Soquel, CA 95073

                                         Alan C. Campbell
                                         Peter Tannenwald
State Senator (La.) Noble Ellington      Kevin M. Walsh
4272 Front Street                        Irwin, Campbell & Tannenwald, P.C.
Winnsboro, LA 71295                      1730 Rhode Island Avenue, N.W.
                                         Suite 200
                                         Washington, DC  20035-3101
                                         Counsel to Family Stations, Inc. and
                                         North Pacific International Television

Joe Fiero                                Bill Gallagher
Third Millenium Communications &         Farm Bureau Financial Services
Electronics Co., LLC                     629 Helena Avenue
436 West Commodore Blvd., #9             Helena, MT 59601
Jackson, NJ 08527

Ted Glaser                               Senator Ernest F. Hollings
Glaser Farms                             United States Senate
P.O. Box 61                              Washington, DC 20510-6025
Oscar, LA 70762

State Senator (Mo.) Martin Hohulin       The Honorable Tim Johnson
State Capitol, Room 101-C                United States Senate
Jefferson City, MO 65101-6806            Washington, DC 20510-4104

Arthur V. Belendiuk
Anthony M. Alessi
Smithwick & Belendiuk                      Mary Elizabeth Jones, ED.D
5028 Wisconsin Avenue, N.W.                48043 Snowboard Circle
Suite 301                                  Sioux Falls, SD 57108
Washington, DC 20016
Counsel to Johnson Broadcasting, Inc.
and Johnson Broadcasting of Dallas

                                           Chris N. Miller
Jeffrey P. Masten                          Ohio Licensed Beverage Association
Medical X-Ray Center                       37 West Broad Street
1417 South Minnesota                       Suite 480
Sioux Falls, SD 57105                      Columbus, OH 43215

National Consumers League
1701 K Street, N.W.                        The Honorable Conrad Burns
Suite 1200                                 United States Senate
Washington, DC 20006                       Washington, DC 20510-2603

                                           Andrew Z. Schwartz
                                           Richard W. Binka
The National Grange of the Order of        Richard M. Brunell
Patrons                                    Foley Hoag & Eliot, LLP
of Husbandry                               1 Post Office Square
1616 H Street, N.W.                        Boston, MA 02109
Washington, DC 20006                       Counsel to PrimeTime24 Joint Venture

David B. Meltzer                           State Representative (Wis.)
Intelsat Global Service Corporation        Kitty Rhoades
3400 International Drive, NW               P.O. Box 8953
Washington, DC 20008 -3006                 Madison, WI 53708

Jared Abbruzzese
World Satellite Network, Inc.
11044 Research Blvd.
Suite C-500
Austin, TX 78759



        /s/ Todd B. Lantor
-----------------------------------
Todd B. Lantor

                                   BEFORE THE
                       FEDERAL COMMUNICATIONS COMMISSION
                             WASHINGTON, D.C. 20554



Application of

ECHOSTAR COMMUNICATIONS CORPORATION,
GENERAL MOTORS CORPORATION,
HUGHES ELECTRONICS CORPORATION

         Transferors,                                 CS DOCKET NO. 01-348

and

ECHOSTAR COMMUNICATIONS CORPORATION

         Transferee,

For Authority to Transfer Control









                       DECLARATION OF DR. ROBERT D. WILLIG
                                  ON BEHALF OF
              ECHOSTAR COMMUNICATIONS CORPORATION, GENERAL MOTORS
                 CORPORATION, AND HUGHES ELECTRONICS CORPORATION

I.       QUALIFICATIONS

         1. My name is Robert D. Willig. I am Professor of Economics and Public Affairs at the Woodrow Wilson School and the Economics Department of Princeton University, a position I have held since 1978. Before that, I was Supervisor in the Economics Research Department of Bell Laboratories. My teaching and research have specialized in the fields of industrial organization, government-business relations, and welfare theory.



         2. I served as Deputy Assistant Attorney General for Economics in the Antitrust Division of the Department of Justice (DOJ) from 1989 to 1991. I also served on the Defense Science Board task force on the antitrust aspects of defense industry consolidation and on the Governor of New Jersey's task force on the market pricing of electricity.

         3. I am the author of Welfare Analysis of Policies Affecting Prices and Products, Contestable Markets and the Theory of Industry Structure (with William Baumol and John Panzar), and numerous articles, including "Merger Analysis, IO Theory, and Merger Guidelines." I am also a co-editor of The Handbook of Industrial Organization, and have served on the editorial boards of the American Economic Review, the Journal of Industrial Economics and the MIT Press Series on regulation. I am an elected Fellow of the Econometric Society and an associate of The Center for International Studies.

         4. I have been active in both theoretical and applied analysis of telecommunications issues. Since leaving Bell Laboratories, I have been a consultant to AT&T, Bell Atlantic, Telstra, and New Zealand Telecom, and have testified before the U.S. Congress, the FCC, and the public utility commissions of about a dozen states. I have been on government and privately supported missions involving telecommunications throughout South America, Canada, Europe, and Asia. I have written and testified on a wide range of telecommunications issues, including the scope of competition, end-user service pricing and costing, unbundled access arrangements and pricing, the design of regulation and methodologies for assessing what activities should be subject to regulation, directory services, bypass arrangements, and network externalities and universal service. On other matters, I have worked as a consultant with the Federal Trade Commission, the Organization for Economic Cooperation and Development, the Inter-American Development Bank, the World Bank, and various private clients.

II.      PURPOSE AND SUMMARY OF STATEMENT

         5. I have been asked by EchoStar Communications Corporation, General Motors Corporation, and Hughes Electronics Corporation to reply to comments submitted to the Federal Communications Commission (FCC) in opposition to the proposed merger between EchoStar and DIRECTV (a subsidiary of Hughes). In particular, I will respond to the declarations submitted by Dr. Paul MacAvoy, Dr. Daniel Rubinfeld, and Mr.
J. Gregory Sidak.(1)

         6. To summarize the results of my analysis, I conclude that (a) the proposed merger will allow the combined entity to provide local broadcast programming to every area of the country, and neither firm could provide such universal local service absent the merger; (b) the proposed merger will result in benefits from significant scale economies and a significant improvement in the productivity of the spectrum employed, which will allow the combined entity to provide an enlarged array of new or expanded services (e.g., more High-Definition Television channels, more interactive services, and more specialized programming); (c) the combined entity will be able to offer a more price competitive satellite-based broadband service, thereby making it more likely that satellite-based broadband is adopted by residential consumers; (d) the combined entity's national pricing will be driven by a weighted average of competitive forces from various regions' cable systems, with larger markets playing a more important role - that is, the benefits from competition in larger, more competitive DMAs will likely be "exported" to smaller rural markets and non-cable passed areas; (e) the efficiency improvements will make the combined entity a more effective competitor to cable providers than either company could be on its own, and could perpetuate a virtuous cycle of competitive innovation; (f) the available churn data from EchoStar and DIRECTV indicate that the

----------

(1) Declaration of Paul W. MacAvoy, Exhibit I to the Petition to Deny of the National Rural Telecommunications Cooperative, CS Docket No. 01-348 (filed February 4, 2002) ("MacAvoy Declaration"); Affidavit and Report of Daniel L. Rubinfeld, Attachment A to the Petition to Deny of Pegasus Communications Corporation, CS Docket No. 01-348 (filed February 4, 2002) ("Rubinfeld Declaration"); Declaration of J. Gregory Sidak, Appendix B to the Petition to Deny of the National Association of Broadcasters, CS Docket No. 01-348 (filed February 4, 2002) ("Sidak Declaration").

degree of competition between the two entities is dwarfed by the degree of competition between DBS and cable - such a finding suggests that cable would continue to effectively constrain the prices of the combined entity in the post-merger world; (g) the analyses of the competitive effects of the proposed merger by Dr. MacAvoy, Dr. Rubinfeld, and Mr. Sidak are fundamentally misguided, because they are predicated on flawed data, incorrect assumptions, or overly simplistic statistical techniques; and (h) the combined entity would likely find it difficult to price discriminate between areas with cable and areas without cable.

III.     THE MERGER WILL CREATE SIGNIFICANT BENEFITS FOR CONSUMERS

         7. The merger of EchoStar and DIRECTV, by realizing significant scale economies and by significantly elevating the productivity of the spectrum employed, will create substantial benefits for consumers. I understand that if the merger is completed, "New EchoStar" will offer local channels in every local market in the United States, thereby directly creating significant consumer benefits and making Direct Broadcast Satellite (DBS) more competitive with cable providers throughout the country. An increase in the availability of spectrum will also allow New EchoStar to offer additional programming, and higher-quality advanced services, such as expanded interactive television, High-Definition Television (HDTV), and video-on-demand, which appear to be important services for DBS to stay increasingly competitive with cable.

         8. New EchoStar's marginal costs - such as programming costs - will also be lower than the existing firms' marginal costs. Such a reduction in marginal costs will exert downward pressure on the price charged by New EchoStar. Finally, the combined subscriber base will also make the combined entity's satellite-based broadband service more competitive versus the extant high-speed Internet access technologies, thereby making it more likely that this satellite-based service will be adopted by consumers. All of these efficiencies, contrary to what was stated in various opposition filings in this proceeding, deserve to be given weight in the merger's public interest evaluation.

INCREASE IN THE PROVISION OF LOCAL CHANNELS

         9. New EchoStar has committed to offer local channels in every local market in the country. Because of spectrum constraints and financial considerations, neither firm could provide such universal local service absent the merger. As discussed in more detail below, it is clear that subscribers value local channels as part of a satellite video package, as evidenced by the increase in subscriber growth experienced by the two firms in the Designated Market Areas (DMAs) in which local channels have been introduced. Opponents of this merger correctly note that this efficiency should be given weight only if the merger is necessary for it to occur. In making this determination, it is important to evaluate not only whether the DBS firms would be technically able to serve these DMAs on their own, but also whether it would be in the firms' financial interests to serve these DMAs. Opponents of this merger have only focused on technical feasibility, while ignoring the crucial issue of economic costs and benefits.(2) In addition to technical feasibility issues, it is a key point from the economic perspective that without the merger

----------

(2) Even the declarations by economists opposed to the merger ignore the economic costs and benefits of providing local service. See, for example, Rubinfeld Declaration at Paragraphs 72-77 and Sidak Declaration at Paragraph 88.

it would not be profitable for the two firms on their own to expand their offerings of local channels to reach all 210 DMAs. With the merger, however, New EchoStar has committed to provide local service to the entire country.

         10. When the DBS companies separately consider their decisions concerning where local channels should be added, they attempt to assess the expected returns from adding local channels to various DMAs. Not surprisingly, a key factor in determining the expected return from adding local channels is the size of the DMA: According to both DBS firms, larger DMAs, all else being equal, are associated with larger expected revenue - primarily because the expected increases in total new subscribers are greater in larger DMAs.(3) Consequently, by and large, the DBS firms have introduced local service in the largest DMAs first. Another important factor is the penetration that the DBS firm has in that DMA, since many existing subscribers "take" local channels.(4) According to DIRECTV executives, for example, DIRECTV is concerned about losing its installed base in a DMA to the incumbent cable provider, so it is more likely to introduce local channels in DMAs in which it has a high penetration rate.(5)

----------

(3) The DBS firms also factor population growth by DMA into their analysis. That is, a DMA that is growing more rapidly, but currently is somewhat smaller (in terms of population) may get service before a DMA that is somewhat larger, but is currently experiencing no population growth.

(4) In addition, DIRECTV executives note that a high DBS penetration rate may be a "signal" of other factors that could make the introduction of local service more profitable. For example, a high DBS penetration rate may indicate that the local cable provider offers an inferior product. A high DBS penetration rate may also be a signal that the area is conducive to DBS service - that is, many households can "see" the southern sky where the DBS satellites orbit the earth.

(5) In a limited number of examples, other factors have affected the benefits of entering a particular market. For example, DIRECTV introduced local service in Austin, Texas before it introduced the service in some larger DMAs. The decision to serve Austin "out of order" partly reflected the fact that DIRECTV had introduced a package of programming targeted at Hispanics. The Hispanic programming was being carried at the 119(degree) slot, and the available spectrum for local programming was also at the 119(degree) slot. Since customers were going to need an upgraded dish to "see" the 119(degree) slot anyway, DIRECTV targeted its local service roll-out at a somewhat smaller market, but one with a higher percentage of Hispanics.

         11. Another key component in assessing the provision of local service is the cost of providing local channels in a particular market. Much of the cost that is caused by the provision of local service to a given area is "fixed" (and does not vary) with respect to the number of subscribers. The local channels are aggregated at local collection facilities in each DMA, compressed, and backhauled from the local areas to the firms' uplink facilities. These costs are incurred regardless of the size of the DMA. Some variation can occur in the costs of serving a market depending on how far the signals need to be transported. Another factor influencing the costs of serving a particular local area is the number of local channels that need to be transported from that area to the firms' uplink facilities.(6)

         12. A critical cost of providing local service is its opportunity cost.(7) Each DBS firm has a finite amount of spectrum: EchoStar has 50 full-CONUS frequencies and DIRECTV has 46 full-CONUS frequencies. Any frequency that is used to provide local service cannot be used to provide programming or other services on a full-CONUS basis. Introducing local service therefore has opportunity costs (in terms of the competitive and commercial impacts of reduced national programming or other services), which should be accounted for in any analysis of the economic costs and benefits of local service provision.

----------

(6) The number of channels that the DBS firms carry in a local market is the function of two factors: First, the channels that the DBS entity wants to carry (e.g., the major networks, such as ABC, NBC, CBS, and Fox), and second, the number of stations that the DBS providers "must carry." Under the "must carry" rules, if a satellite carrier elects to transmit even one local broadcast station in a local market, it must also carry, upon request, the signals of all other qualified broadcast stations in that market. See 47 C.F.R. Section 76.66. This requirement is a condition of the carrier's use of the compulsory copyright license granted by the Satellite Home Viewer Improvement Act of 1999. See 47 U.S.C. Section 338.

(7) Commenters appear to ignore the opportunity costs of providing local service. For example, Dr. Rubinfeld argues that the two DBS firms could "possibly" expand local service to all 210 DMAs, but he does not consider the opportunity costs of providing such local service. See Rubinfeld Declaration at Paragraph 77.

         13. EchoStar and DIRECTV thus attempt to assess the net present value of adding local channels, and only decide to expand local channel coverage that will bring them a sufficient return. As the sizes of DMAs decrease, it is less likely that the return from adding local stations in these areas will make financial sense. That is, the increased revenue potential decreases as the size of the DMA decreases, but the backhaul and opportunity costs stay relatively constant.

         14. There are two primary reasons why neither firm could serve all 210 DMAs on its own, even if it were technically feasible. First, the DBS firms would have to forgo national programming channels or other advanced services, which would adversely affect each firm's core business. Given the current state of technology and assuming the use of a new spot-beam satellite, a significant number of additional frequencies would be required to provide local service to all 210 DMAs.(8) For example, for each additional frequency needed to provide local broadcast service, the DBS firms would be unable to carry roughly 10 channels of national programming or to expand advanced services by an equivalent amount. Expanding local service to all 210 DMAs therefore would prevent DIRECTV or EchoStar from carrying so many national channels in its programming line-

----------

(8) DIRECTV currently uses six frequencies to provide local service to 41 markets from its DIRECTV-4S satellite and can provide local service to 29 additional markets using three frequencies from its DIRECTV-7S satellite when it is launched. To provide local service to the remaining DMAs, DIRECTV would have to launch another spot-beam satellite and transfer a significant number of frequencies to local service from full-CONUS programming or other services. Given EchoStar's current and expected satellite fleet, EchoStar would likely have to transfer even more frequencies than DIRECTV from full-CONUS programming or other services to carry local channels in every market.

up or from offering more robust advanced services that it would likely have a significant adverse effect on the DBS firms' competitiveness and profitability.(9)

         15. Second, each firm would face an additional cost: neither firm can provide service to every market in the United States with its current and expected fleet of spot-beam satellites. Once DIRECTV launches its DIRECTV-7S satellite in late 2003, it will have the technical capacity to serve 103 DMAs.(10) To provide local service to the remaining 107 DMAs, DIRECTV would have to launch another spot-beam satellite.(11) Spot-beam satellites typically cost between $220 million and $300 million to construct, launch, and insure. The expected benefits of providing local service to these 107 DMAs would therefore have to be large enough to cover the opportunity costs of forgoing national programming (or advanced services) and the expected costs of providing the service including the cost of the new spot-beam satellite. Absent the merger, expanding local service to all 210 DMAs would not be profitable. That is, the DBS firms would be unlikely to forgo so many national channels (or the advanced services that could be

----------

(9) Because EchoStar would have to transfer even more frequencies than DIRECTV from full-CONUS programming (or other services) to provide local service in all 210 DMAs, EchoStar would have to forgo carrying even more channels (or advanced services) than DIRECTV.

(10) DIRECTV can serve 70 DMAs using six spot-beam frequencies on DIRECTV-4S and three spot-beam frequencies on DIRECTV-7S (once it is launched in late 2003). The technical capacity to serve 103 DMAs arises because DIRECTV can transfer one additional frequency from full-CONUS programming to carry local channels via another spot-beam frequency on DIRECTV-7S. But, in the absence of the merger, transferring a full-CONUS frequency to local service is associated with significant opportunity costs, especially when compared to the expected returns from serving these markets. As noted above, an important factor in DIRECTV's decision to serve a local market is DIRECTV's penetration rate in that DMA. Without the merger, the expected returns from serving all 103 DMAs for DIRECTV on its own would thus be lower than for a combined entity. As DIRECTV executives state, given the opportunity costs and expected returns, it is likely that DIRECTV will serve only 70 DMAs - and it may end up serving even less. It appears as though the National Rural Telecommunications Cooperative (NRTC) agrees with this assessment. In another proceeding, NRTC argued that it was "highly unlikely" and "unrealistically optimistic" that EchoStar and DIRECTV on their own would serve more than 65 DMAs. See Comments of the National Rural Telecommunications Cooperative, CS Docket No. 00-96 (dated July 14, 2000), at 4-5.

(11) Assuming that EchoStar's two spot-beam satellites are successfully deployed, EchoStar would be able to realistically serve roughly 50 DMAs from these spot-beam satellites, in light of its satellite architecture, economic feasibility considerations, and estimated redundancy needs.

carried in lieu of these channels) and would be unlikely to recover the costs of constructing, launching, and insuring the new satellite, along with the other various costs associated with introducing local service.

         16. Following the merger, however, the economics of providing local service to additional DMAs are altered. The combined current and potential subscriber base of the two DBS firms raises the returns on the investment in providing local service to smaller markets by spreading the fixed cost of providing local service over the larger expected revenue that would come from a larger subscriber base.(12) Furthermore, the opportunity costs of transferring a significant number of frequencies from use for national programming (or advanced services) to use for local service are sharply reduced. In fact, combining the spectrum of EchoStar and DIRECTV and eliminating the duplication of programming offered by the two firms would provide New EchoStar with enough spectrum to offer local service to all 210 DMAs, while expanding the depth and breadth of advanced services (described below), offering more niche and specialty programming, increasing the number of HDTV channels, and expanding the number of national programming channels.(13) As noted above, in the absence of the merger, the individual firms would not be able to serve these communities. Therefore, the merger is necessary to achieve this efficiency.

----------

(12) Besides the revenue from potential new subscribers, the larger-than-expected revenues are generated by two factors: first, the ability to sell the local service to a larger existing subscriber base, and second, the ability to protect a larger subscriber base from switching to cable - as noted below in the text, carrying local channels is an important service to maintain extant subscribers.

(13) To be sure, the opportunity cost of using spectrum for local service rather than for some other purpose is still positive. But assuming that the returns to the other purposes (e.g., more advanced services, national programming, or HDTV channels) are diminishing in the amount of spectrum devoted to them (in other words, the highest value activities are undertaken first and subsequent activities are of declining value), the opportunity cost is lower than in the absence of the merger because of the spectrum efficiencies created by the merger.

         17. Lack of local channels had placed DBS at a competitive disadvantage to cable:(14) For example, according to a January 2000 survey by Forrester Research, 47 percent of cable subscribers would not subscribe to satellite television because they do not "want to lose reception from the major networks (e.g., ABC, NBC, CBS)."(15) The fact that consumers value carriage of local channels as part of a DBS offering has been clearly demonstrated in the DMAs in which EchoStar and DIRECTV have already offered local channels. For example, after launching local service, EchoStar's DMA-level subscriber growth rate increased by an average of 30 percent in the 36 local markets it introduced local service. Similarly, when DIRECTV rolled out its local service in 41 markets, its subscriber growth rate in those markets rose by an average of 17 percent.(16) It is important to note that the increase in DBS subscriber growth is evidence that the introduction of local channels in particular areas has provided direct benefits to consumers and has additionally placed more competitive pressure on cable in those areas. New EchoStar's commitment to expand the provision of local channels to every market will therefore introduce additional competitive pressure throughout the country to the incumbent cable providers.(17)

----------

(14) The Department of Justice concluded that, "to the extent that DBS cannot offer subscribers local broadcast channels, it has a competitive disadvantage relative to cable because many viewers demand local news and weather and popular network programming." See Comments of the U.S. Department of Justice, In the Matter of the Application of MCI Telecommunications Corporation and EchoStar Communications Corporation, File No. SAT-ASG-19981202-00093, January 14, 1999, available at http://www.usdoj.gov/atr/public/comments/2173.htm

(15) Author's calculation based on Forrester Research, Technographics(R)Survey, January 2000.

(16) The impact of local service on subscriber growth was estimated after controlling for DMA-level economic conditions (proxied for by the unemployment rate in those states where the DMA is located), the previous month's penetration rate of each DBS provider, national business cycle and other factors that affect all DMAs each month, and persistent differences in DMA-level subscriber growth rates.

(17) The National Association of Broadcasters has claimed that local broadcasters will be hurt because the merger will not result in more markets being served and local broadcasters will face a loss in competition in the purchase of local retransmission signals. Such arguments are misguided. First, as discussed above, the

REDUCTION IN PROGRAMMING COSTS

         18. A significant component of the marginal cost of providing DBS service is the cost of acquiring the programming distributed by the DBS providers. As a result of the merged entity's larger subscriber base, New EchoStar's programming costs will be lower since the price for programming tends to decline as the number of subscribers increases.

         19. Opponents of this merger have not disputed this point, but only dispute whether the size of these savings would be large enough to outweigh any risk of a price increase after this merger.(18) However, these opponents have not attempted to quantify the size of these cost savings. Many existing contracts between programmers and either EchoStar or DIRECTV include "volume discount clauses." Since the merger will increase the customer base of New EchoStar substantially, such volume discount clauses - which in at least some cases include additional discounts for subscriber bases above the levels that are currently achieved by each firm alone - would allow the combined entity to benefit immediately from lower programming costs.


--------------------------------------------------------------------------------

merger will result in every local market receiving local channels. As described above, without the merger, neither firm could provide local service to every market in the country. Second, New EchoStar would have every incentive to offer local channels, since customers value local channels and its primary competitor (cable) carries such channels. Furthermore, if, for some reason, New EchoStar decided not to carry a particular channel, that channel would have the ability to file for "must carry" rights. New EchoStar would then be required to carry the station, which would benefit from increased advertising revenue as a result of the larger subscriber base from the merger. Finally, DIRECTV notes that there are no substantive differences between the retransmission rights obtained in the six markets in which DIRECTV provides local service and EchoStar does not, and the 35 markets in which both DBS firms provide local service.(18) Rubinfeld Declaration at Paragraph 79; Sidak Declaration at Paragraphs 92-94.

         20. The larger customer base could also allow New EchoStar to obtain future programming contracts that are more consistent with the prices paid by the larger cable operators. This benefit will largely accrue over time as New EchoStar renegotiates programming contracts, but some benefits will result immediately. Specifically, certain contracts have "most favored nations" clauses that indicate that EchoStar or DIRECTV is entitled to the same price that is received by any other MVPD entity that has a similar subscriber base. New EchoStar's larger subscriber base should allow it to obtain future programming contracts that are more consistent with the prices paid by cable operators with comparable subscriber bases. (19) Importantly, this efficiency is merger specific because neither DBS firm would be able to achieve such programming cost savings on its own.

INTRODUCTION OF NEW PROGRAMMING AND ADVANCED SERVICES

         21. Currently, EchoStar and DIRECTV each broadcast roughly 600 cable channels and broadcast station feeds with substantial overlap - that is, they both use spectrum for identical programming (e.g., CNN, HBO, local network affiliates, etc.). By combining the spectrum of EchoStar and DIRECTV and eliminating the duplication of programming offered by the two firms, spectrum will be freed up to expand programming and advanced services, such as interactive television, HDTV, and video-on-demand.

----------

(19) DBS executives note that they often face higher programming prices than cable firms, which appears to be confirmed by the Chairman and CEO of a major programmer: In November 2001, Sumner Redstone, the Chairman and CEO of Viacom, stated that, "what a lot of people don't know is that satellite broadcasters pay us more for the same programming than cable operators." See Sallie Hofmeister, "Q&A: Redstone Sees More Growth for Viacom," Los Angeles Times, November 18, 2001, page C1.

         22. Increasing the diversity of television programming is an explicit goal of the FCC.(20) As the FCC recently noted, many programming services have been planned, but have not been able to launch. One factor that has limited the launch of these new networks is the lack of channel capacity, particularly among analog cable systems.(21) The spectrum efficiencies and expanded channel capacity resulting from the merger will allow New EchoStar to expand specialized programming offerings. Such programming could include ethnic, foreign language, educational, or other programs that appeal to specific audiences. Therefore, the proposed merger between EchoStar and DIRECTV will likely result in an increase in the programming offerings available to consumers.

         23. Advanced services -- such as, interactive television, HDTV, and video-on-demand -- are bandwidth intensive and each firm is limited in its ability to offer these services in the absence of the merger. Such limitations on advanced service offerings pose a particular threat to effective competition in the MVPD market. As cable expands its digital offerings, it will be able to roll out more of these advanced services and it will become more difficult for DBS to compete with such digital offerings. Observers of the environment in which cable and DBS compete have noted the importance of these

----------

(20) See, for example, Federal Communications Commission, Report and Order, 3 FCC Rcd 5299, 5310 (1988) stating that "One good indicator of whether a policy enhances the objective of using competition to carry out the Commission's goals under the Communications Act is whether that policy increases the supply and diversity of programming demanded by viewers." See also United Video, Inc. v. FCC, 890 F.2d 1173, 1181 (D.C. Cir. 1989), which concluded that "Increasing program diversity is a valid FCC goal..."

(21) See Federal Communications Commission, Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Eighth Annual Report, ("Eighth Annual Cable Competition Report") at Paragraph 160.

advanced services to consumers and the potential advantage cable would have in its ability to offer them.(22)

         24. Cable also has an advantage with respect to interactive television. Cable's infrastructure is more readily capable of two-way transmission, while the DBS spectrum available for serving customers is one-way only. Cable's inherent two-way capability provides it with a competitive advantage in the area of interactive services. The DBS companies indicate that they could match cable's two-way transmission capability, but only through a "virtual" system.(23) To provide such a virtual two-way system requires a substantial amount of bandwidth, but, as stated above, the DBS firms are currently bandwidth-constrained without the merger. The potential competitive disadvantage of DBS is accentuated by the fact that each DBS company operates with a fixed amount of spectrum, while a cable company can make investments that allow it to expand continually its effective bandwidth. Thus, given the current state of technology, DBS has an output constraint that may limit the dynamic nature of competition between cable and DBS (which is discussed in more detail below).

----------

(22) In fact, it is already the case that, of those consumers who have been recently upgrading to digital service of one type or another, about two-thirds appear to be going to cable, while only one-third are going to DBS. See Morgan Stanley Dean Witter, Industry: Broadband Cable Television, July 3, 2001 ("Morgan Stanley") at 3.

(23) In such a "virtual" system, the DBS provider broadcasts a large amount of data repeatedly from the satellite to the customer's set-top receiver. These "data carousels" may consist of weather information associated with hundreds of locations, current stock quotes for thousands of companies, or other information. If a consumer wants to receive a stock quote, software in the satellite receiver would process the customer's request by searching the appropriate data carousel (which contains data for thousands of companies), "grab" the requested data, and display it to the consumer. Since cable can transmit information in both directions, the request for a stock quote would be sent to a cable server, which would subsequently transmit the specific data to the consumer's cable set-top for display on the television. From a consumer standpoint, each of these provides a similar "interactive" experience, but the DBS approach is more bandwidth intensive.

         25. The situation with respect to video-on-demand is similar. It is estimated that cable operators will roll out video-on-demand capabilities across 25 percent to 30 percent of their footprints by the end of this year and roll out these services to all subscribers by 2005.(24) Such video-on-demand capabilities should strengthen the competitive position of cable operators. But EchoStar and DIRECTV cannot perfectly match cable's "true" video-on-demand offering. Rather, EchoStar and DIRECTV can provide "near video-on-demand" programming, which offers pay-per-view movies at relatively frequent start times. For such near video-on-demand to compete effectively against cable's true video-on-demand, it must have a large selection of movies and the movies must start on a frequent enough basis. The availability of additional spectrum will allow New EchoStar to enhance its "near video-on-demand" programming by offering more pay-per-view titles at more frequent start times. In addition, New EchoStar has the potential of offering true video-on-demand services to its customers through the combination of its satellite broadcast network and personal video recorder technology.(25) The merger will thus allow New EchoStar to introduce a more effective competitive option because of the availability of additional spectrum.

         26. The merger will also allow the combined entity to provide consumers with additional high-definition programming. Each company currently offers only two to four channels of HDTV programming, largely because HDTV is extremely spectrum

----------
(24)     Morgan Stanley at 4.

(25) Through such personal video recorder technology, a DBS operator can deliver and store video content on the set-top box's hard disk for subsequent viewing by a customer on an "on-demand" basis. The merger will not only allow the combined entity to choose the most efficient means of achieving a true video-on-demand product, but will expand the depth and robustness of the video-on-demand services available to consumers.

intensive: By freeing up additional spectrum, the combined entity will be able to offer more HDTV channels than either firm could carry on its own.(26) This commitment of spectrum to HDTV programming will provide additional incentives for consumers to invest in HDTV hardware, and for producers to invest in HDTV content. The proposed merger may also force cable providers to offer additional HDTV channels.(27) As Circuit City noted in its comments, "the broader offer of HDTV content by a satellite MVPD provider will most certainly spur competition in this area from cable operators and necessarily help speed the rollout of this technology nationally. It should further drive the sales of these displays, leading to additional reductions in their cost.(28) The proposed merger may thus help to jump-start the sluggish HDTV adoption process.

         27. It has been argued that efficiencies resulting from the elimination of spectrum duplication should not be given any weight in the evaluation of this merger because they should be viewed as fixed cost savings, not marginal cost savings.(29) The argument is that only reductions in marginal costs will be passed on to consumers, since only reductions in marginal costs will lead to lower prices. In the context of new services, this argument is misguided.



----------
(26) EchoStar currently offers four HDTV channels (including a pay-per-view channel), while DIRECTV offers two channels. In addition to a HDTV HBO channel, DIRECTV provides a combination of live and taped sports and entertainment programming and pay-per-view programming on one of its HDTV channels. (The sports and entertainment programming is broadcast for roughly 18 hours per day, while pay-per-view is available for approximately six hours per day.)

(27) As Mark Smith, a spokesperson for the National Cable and Telecommunications Association, recently noted, "The cable industry has always been waiting for HDTV because it is an advanced service we can offer to our customers. Now that you have EchoStar and DirecTV getting into the HDTV game, it is incumbent for us to get into the game." See http://www.ilovehdtv.com/anniversary.html

(28) Circuit City Comments at 5.

(29) Sidak Declaration at Paragraph 96.

         28. One traditional metric of the economic benefits associated with a specific good or service is consumer surplus, the value that consumers place on the good or service above the price charged for it. A number of academic papers have focused on the potentially large consumer surplus gains from the introduction of new goods or services, especially telecommunications services.(30) Without the merger, new advanced services may be delayed, rolled out on a smaller scale, or not rolled out at all. In particular, to the degree that the merger reduces the fixed costs of new advanced services, it increases the likelihood that new advanced services will be provided or expanded. Since it appears that consumers value the new services that New EchoStar will be able to offer once the spectrum duplication is eliminated, the consumer surplus gains from the increased availability of advanced services could potentially be quite substantial. This analysis is consistent with the Department of Justice/Federal Trade Commission Horizontal Merger Guidelines ("Merger Guidelines"). The Merger Guidelines do not limit themselves to marginal cost reductions as the sole source of efficiencies. Section 4 of the Merger Guidelines states, "Efficiencies also may result in benefits in the form of new or improved products, and efficiencies may result in benefits even when price is not immediately and directly affected.(31) An evaluation of efficiencies generated by the merger should thus not be limited to the impact of marginal cost reductions conditional on the offering of a service, but should more broadly consider the effect of the efficiencies on the availability of the service itself.


----------
(30) See, for example, Robert Willig, Welfare Analysis of Policies Affecting Prices and Products (Garland Press, 1980); Timothy Bresnahan and Robert Gordon, editors, The Economics of New Goods, (Chicago, IL: University of Chicago Press,
1997); and Amil Petrin, "Quantifying the Benefits of New Products: The Case of the Minivan," National Bureau of Economic Research Working Paper Number 8227, April 2001.

(31) See http://www.ftc.gov/bc/docs/horizmer.htm

A MORE COMPETITIVE SATELLITE-BASED BROADBAND SERVICE



         29. EchoStar and Hughes currently offer satellite-based Internet access products, but consumer acceptance of these products has so far been limited. Hughes currently has only about 100,000 residential and small business subscribers, while EchoStar has only about 40,000 subscribers, through its marketing of the StarBand product. For comparison, the FCC's recently released broadband report concludes that residential and small business high-speed Internet access via cable lines totaled 5.0 million and via Digital Subscriber Lines (DSL) totaled 2.6 million in June 2001.(32) The FCC broadband report also indicates that broadband services are still not available in large portions of the country: For example, the report indicates that 22 percent of all zip codes in the United States do not receive any broadband service.(33) These zip codes tend to be concentrated in rural areas not served by cable modem and DSL technologies.(34) Indeed, the FCC cites analyses that have predicted that up to 20 to 30 million homes may never have access to cable modem or DSL services, and that "about 25 to 30 percent of rural telephone subscribers are not likely to have access to high-speed services in the near future.(35) Despite the fact that satellite-based Internet access is technically available in all areas of the United States, the low penetration rate of this technology - even in areas without any access to DSL or cable modem service - raises questions about whether households in both rural and urban areas are likely to accept it on a large scale. In

----------
(32) Federal Communications Commission, In the Matter of the Deployment of Advanced Telecommunications Capability, CC Docket 98-146, Third Report at Appendix C, Table 3. I report the combined number of residential and small business Asymmetric Digital Subscriber Lines (ADSL) and "other wireline" services, which includes symmetric DSL.

(33) Id at Appendix C, Table 9.

(34) Id at Appendix C, Table 10.

(35) Id at Paragraph 78 and Paragraph 113.

particular, consumers appear to be very sensitive to the price of broadband services.(36) Such price sensitivity is particularly detrimental to extant satellite broadband services, which tend to have high upfront costs and the perception of inferior performance relative to cable modem and DSL services.(37) But the merger will help New EchoStar overcome these challenges by making satellite-based broadband more price competitive vis-a-vis the alternative high-speed Internet access technologies.

         30. Prior to the merger, EchoStar's commitment to residential broadband service in the Ka-band has also been relatively modest, with only plans to construct a minimal number of spot-beam transponders on its Ka-band satellites. On the other hand, Hughes has already dedicated significant funds to developing its Spaceway product. Through economies of scale, Hughes hopes to achieve lower costs per subscriber than the current Ku-band broadband offerings. With the Ku-band services, executives note that the economies of scale are exhausted fairly quickly, since each transponder can only serve a limited number of subscribers. Once the maximum subscriber limit is reached, it is necessary to lease additional transponders. Thus, reductions in the average satellite cost per subscriber are limited to what can be achieved within individual transponders. Ka-band service, on the other hand, involves significant fixed costs (e.g., to build, launch, and insure the satellites), but lower marginal costs than Ku-band service. As Hughes has designed its Ka-band system, it is capable of handling a larger number of subscribers

----------
(36) For example, Hal Varian of the University of California at Berkeley concluded that, "Users are not willing to pay very much for higher bandwidth for accessing today's applications." See Hal R. Varian, "The Demand for Bandwidth:
Evidence from the INDEX Project," University of California, Berkeley, September 2001, pages 14-15. See also Austan Goolsbee, "Subsidies, the Value of Broadband, and the Role of Fixed Costs," presented at the AEI-Brookings Joint Center for Regulatory Studies Conference on Broadband Communications, October 4-5, 2001.

(37) See McKinsey & Company and J.P. Morgan, "Broadband 2001: A Comprehensive Analysis of Demand, Supply, Economics, and Industry Dynamics in the U.S. Broadband Market," April 2, 2001, pages 45-47.

without any deterioration of connection speeds and with declining average costs. In other words, each Hughes Spaceway satellite will effectively operate as a single large transponder.

         31. Hughes thus expects that when optimally utilized its Ka-band satellites will have satellite costs per subscriber that are lower than its current Ku-band offerings. The expectation is that Spaceway will be able to offer satellite broadband service at a price point that will increase consumer acceptance of the technology. Such a reduction in the price of satellite-based, high-speed Internet access will benefit households in all areas, whether they have access to terrestrial alternatives or not. The ability to offer a price competitive broadband product, however, depends critically on attracting a large number of subscribers. In particular, on its own, Hughes would have to utilize a significant share of the Ka-band satellite's capacity to achieve the economies of scale necessary to justify a lower price. On its own, Hughes may have substantial difficulty - and, at least, would face significant uncertainty - regarding whether it were possible to obtain the needed subscriber base. The combined firm's larger satellite video subscriber base from which they are more likely to draw broadband subscribers would help to ensure that the scale economies were captured and that satellite Internet access from the Ka-band was price competitive with cable modem and DSL services.

         32. The proposed merger would better enable both companies to achieve the required economies of scale and lower equipment costs, both of which are necessary to capture residential as well as enterprise subscribers. Hughes' Spaceway business plan envisions the sale of satellite broadband products primarily to enterprise customers - and to the extent financially feasible, to residential customers as well. While time-of-day usage patterns for residential and enterprise customers vary somewhat - which may allow Hughes to share a portion of its satellite capacity among these two groups of subscribers - absent the merger, the costs of acquiring residential customers will remain relatively high, which makes it more difficult for Hughes to keep upfront costs low. As discussed above, studies of broadband demand suggest that it is unlikely that households will subscribe to a satellite-based broadband product that has a high upfront cost. The merger, however, will help lower subscriber acquisition costs, help make satellite-based broadband price competitive with cable modem and DSL services, and thereby help to attract residential subscribers to the product.

         33. These lower subscriber acquisition costs could be achieved because the merger will allow New EchoStar to sell satellite-based broadband services to a larger subscriber base. Current satellite video subscribers are more likely to subscribe to satellite broadband services than other households. Such MVPD subscribers have already demonstrated the ability and willingness to place the necessary equipment on their houses. In fact, half of the subscribers to Hughes' current satellite broadband service also subscribe to DIRECTV and a somewhat higher percentage of StarBand's customers subscribe to EchoStar's video services. Thus, the ability to market broadband service to the combined subscriber base of the two DBS firms will lower customer acquisition costs. Increased sales of satellite-based broadband will also have the benefit of reducing manufacturing costs. As the volume of satellite broadband equipment that needs to be manufactured increases, the average costs of producing the equipment will decline. The combination of a larger subscriber base and lower average equipment costs should help New EchoStar reach the necessary critical mass of subscribers to make satellite-based broadband price competitive with cable modem and DSL services.

         34. New EchoStar has committed to a national pricing policy for its basic broadband product. Therefore, the areas of the country that are unlikely to receive cable modem or DSL services in the foreseeable future will benefit from the increased competition between satellite, cable modem, and DSL in larger markets. That is, without the merger, it is possible that price competitive satellite-based broadband will be generally unavailable, which may leave many rural areas without an attractive broadband product. With the merger, such a price competitive broadband product is not only possible, but likely. (See below for a discussion of how national pricing in the context of video services can "export" competitive pressures in larger markets to smaller and more rural markets.)

IV.     THE MERGER'S IMPACT ON COMPETITION

         35. A number of opposition commenters argue that the proposed merger between EchoStar and DIRECTV will have a significant adverse impact on competition in the MVPD market.(38) To understand why the proposed merger will not have such effects and why such comments are misguided, it is important to underscore the role that

----------
(38) See, for example, MacAvoy Declaration, Rubinfeld Declaration, and Sidak Declaration.

national pricing will play in "exporting" competition from the larger to smaller DMAs, to incorporate the merger-specific benefits that will enable New EchoStar to more effectively serve consumers and compete against cable providers, and to characterize correctly the degree of existing competition between the two DBS firms.

         36. This section first develops a static analysis of how a combined entity would determine a national price. It then explores various factors that indicate that any potentially negative competitive effects are likely to be small relative to the dynamic benefits of the merger because the degree of existing competition between the two DBS firms appears to be significantly less intense than the degree of ongoing competition between the DBS firms and cable providers. I then proceed to review the competitive analyses of the economists who filed declarations opposed to the merger.



HOW NEW ECHOSTAR WOULD SET ITS NATIONAL PRICE



         37. According to the FCC, cable firms provided service to 78 percent of all MVPD subscribers in 2001.(39) To expand its subscriber base, New EchoStar would need to price its products to attract cable subscribers. The experience of the DBS firms suggests that many consumers are reluctant to pay the upfront costs of equipment and installation to obtain DBS service. As a result, over the past five years, both EchoStar and DIRECTV have reduced upfront costs, while also pricing programming at competitive levels vis-a-vis most cable providers.

----------
(39) According to FCC, cable television "still is the dominant technology for the delivery of video programming to consumers in the MVPD marketplace." See Eight Annual Cable Competition Report at Paragraph 5.

         38. EchoStar and DIRECTV currently price their products on a national basis. New EchoStar has committed to maintaining such a national pricing policy. As described below, our analysis of the churn data from both EchoStar and DIRECTV suggests that the number of DBS subscribers who consider cable as their "second choice" for MVPD services dwarfs the number of subscribers who consider the other DBS provider as their second choice. Such evidence suggests that New EchoStar will be unlikely to have the incentive and ability profitably to raise its national price because it would not want to lose customers to cable. The combined entity's national price will tend to be driven down by the cost savings from the merger and gauged, as are current DBS prices, against a weighted average of competitive forces from various regions' cable systems, with larger and potentially more competitive markets playing a greater role. New EchoStar's national pricing policy, therefore, will help to ensure that cable competition in the larger DMAs is "exported" to smaller markets and non-cable passed areas.

         39. Standard economic theory shows that when deciding on a price, a rational firm selling its product in several geographic markets, but charging the same price in all markets, will place greater weight on conditions in those markets in which it expects to sell more. As Mr. Sidak notes, a profit-maximizing firm will set its post-merger national price based on "the relative shares of consumers living in rural and urban areas, and the relative own-price elasticities of demand for each group of consumers of DBS service."(40) For example, if I assume for simplicity that New EchoStar engages in differentiated products Bertrand price competition with cable and other MVPD providers in K

----------
(40) Sidak Declaration at Paragraph 56.

geographic markets,(41) New EchoStar would choose a single nationwide price for DBS to maximize the following profit function:

                         k                  k
                      SUM     pq (p) - C(SUM     9 (p)) (1)
                                i                 i
                          i=1                i=1

where p is the uniform national DBS price levied by New EchoStar, (qi) (p) is the demand for DBS in market i at price p, and C( ) is the total cost of providing DBS service.

         40. Given this model, New EchoStar's price-cost margin (or more accurately, the ratio of price minus marginal cost to price) when it is pricing to maximize static profits in total among the K markets can be expressed as follows:

                               p-c            1
                           ----------  =  ---------
                                p             k        (2)

                                  SUM     E  S
                                      i=1  i  i


where p is the uniform national DBS price levied by New EchoStar,c' is the marginal cost per subscriber (i.e., the derivative of total New EchoStar cost with respect to the number of nationwide subscribers), (Ei) is the (absolute value of) the own-price elasticity of demand for DBS in geographic market i, and
(si) is the share of New EchoStar's subscribers in market i.

           41. Equation (2) shows that the more price sensitive DBS service demand is in those areas in which New EchoStar has more current or potential subscribers, the lower the post-merger margin and price. DBS demand in the bigger markets served by New EchoStar will be more price elastic if New EchoStar faces greater competition in such

----------
(41) Bertrand price competition, a standard model of competition, was also applied to the MVPD market by Mr. Sidak. See Sidak Declaration at Paragraphs 44-48.

markets.(42) The key factors in this theoretical model are thus (1) the geographic distribution of current DBS subscribers (as well as potential DBS subscribers), and (2) whether demand for DBS services is more price sensitive in larger markets. Furthermore, as discussed in more detail below, to the extent that households in larger markets have higher demand for complementary products (e.g., satellite-based broadband), this pricing model may understate the influence of the larger markets on the post-merger DBS price.


Geographic distribution of current and potential DBS subscribers

           42. According to data from both EchoStar and DIRECTV, New EchoStar will likely draw most of its subscriber base from the larger DMAs. For example, while the largest 15 DMAs accounted for less than 30 percent of the two DBS firms' subscriber base in January 2001, these DMAs accounted for roughly half of total DBS subscriber growth in 2001. Such evidence suggests that the number of DBS subscribers has grown faster in the larger DMAs than in smaller DMAs. In addition, the percentage of households that are "extremely" or "very" interested in DBS is greater in larger markets than in smaller markets: According to January 2000 survey data from Forrester Research, respondents in the largest 30 DMAs (and the largest 15 DMAs) were significantly more interested in subscribing to satellite television than respondents not residing in the top

----------
(42) There are a number of reasons to expect that DBS demand will be more price sensitive in bigger markets. In large markets, rivals are more likely to offer more and better substitutes for DBS. For example, DBS is more likely to compete against digital cable in the larger DMAs. As noted below in the text, digital cable is a more formidable competitor with DBS because it eliminates the quality and channel capacity advantages that DBS has traditionally enjoyed. It therefore offers DBS subscribers a better substitute than other extant MVPD offerings. Another reason that New EchoStar may face greater competition and a more elastic demand in the larger DMAs is the presence of other DBS substitutes, such as overbuilders and satellite master antenna television (SMATV) competition for multiple dwelling unit (MDU) and commercial multiple tenant unit (MTU) residents in the larger DMAs.

DMAs.(43) It is therefore reasonable to expect that future DBS subscriber growth will be disproportionately concentrated in the larger markets. In other words, New EchoStar's national price will be determined by putting additional weight on cable prices in the largest DMAs.

Elasticity of demand for DBS services in larger versus smaller markets

         43. The available evidence indicates that larger DMAs are more competitive and offer more and better substitutes for DBS, which would suggest that DBS' own-price elasticity of demand would be higher in these larger DMAs. For example, even commenters opposed to the merger acknowledge that digital cable is a more effective competitor to DBS than analog cable.(44) Since cable systems in larger DMAs are more likely to offer digital cable,(45) DBS' own-price elasticity of demand would be higher in these larger DMAs.(46) In addition, my research on the number of competitors in the top major metropolitan areas suggests that each of the top 15 DMAs has one or more non-cable, non-DBS MVPD provider that is currently operating or has been licensed to operate.(47) For example, in New York City - the largest DMA - the incumbent cable firms face competition from SMATV providers and RCN, an overbuilder, which is also

----------
(43) Author's calculation based on Forrester Research, Technographics(R) Survey, January 2000.

(44) See, for example, MacAvoy Declaration at Paragraph 9 and Rubinfeld Declaration at Paragraph 61. Dr. Rubinfeld stated that he believes "that only digital cable will be able to compete successfully with DBS.''

(45) For example, the Warren data indicate that the ratio of homes passed by digital cable to DBS subscribers is higher in larger DMAs than in smaller DMAs. More generally, the Claritas data suggest that channel capacity is significantly higher in the larger DMAs than in the smaller DMAs.

(46) It is important to emphasize that the fact that digital cable may be a more effective competitor to DBS does not imply that analog cable is not part of the relevant product market. As described below, churn data from the DBS firms indicate that many departing customers switch to analog cable, as well as to digital cable.


(47) These non-cable, non-DBS providers include "overbuilders," multi-channel multi-point distribution service (MMDS), private cable or SMATV systems, and incumbent local exchange carriers (ILEC) using Very High-Speed Digital Subscriber Lines (so-called VDSL).

providing service in six of the nine next largest DMAs.(48) Consistent with these findings of more competition in larger DMAs, the basic fees for cable service appear to be lower in larger DMAs and the number of channels in use appears to be higher.(49)

         44. Overbuilders have historically played an important role in constraining the prices of cable providers, which is indicative of their effectiveness as competitors in the MVPD market. The FCC's most recent report on competition in the MVPD market suggests that a new class of overbuilders - so-called Broadband Service Providers (BSPs) - may provide even more effective competition in the future. The FCC notes the "growing importance" of BSPs, who are overbuilding incumbent cable systems with "state-of-the-art systems that offer a bundle of telecommunications services."(50) Overbuilders have faced - and continue to face - a number of challenges in providing effective competition to incumbent cable firms, but the FCC concluded that:

         "BSPs appear to be attempting to overcome [these] difficulties of overbuilding by taking advantage of regulation new to the 1996 Act (most notably the open video system rules), carefully selecting communities with favorable demographics, such as high population density, and building systems that are more advanced than the incumbent cable operators'. Building advanced systems allows BSPs the ability to offer a bundle of services, such as video, voice, and high-speed Internet access, which may increase per subscriber revenue and decrease churn."(51)


----------
(48) See "RCN Announces Third Quarter Results," Press Release, November 7, 2001. In past filings, a number of cable providers have noted the competition that SMATV providers impose in urban areas: For example, Cablevision recently argued that, in New York City, it "faces significant competition from various providers of SMATV service." See Reply Comments of Cablevision Systems Corporation, In the Matter of Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Notice of Inquiry, CS Docket No. 01-129, (dated September 5, 2001), at 3-4. The association of cable providers has also asserted that SMATV provides "vigorous" competition to cable systems in MDUs and MTUs. See Decker Anstrom, President and CEO of National Cable Television Association, Testimony Before the House Judiciary Committee, September 24, 1997.

(49) Author's calculations, based on data from Claritas.

(50) Eighth Annual Cable Competition Report at Paragraph 107.

(51) Eighth Annual Cable Competition Report at Paragraph 107. Footnote omitted; emphasis added.

As the FCC stated, the new overbuilders are targeting larger markets, which are typically densely populated. The upshot of such a finding is that larger markets are more likely to become even more competitive in the future, as BSPs roll out their service in "high-population density areas."

         45. A review of the academic literature on the impact of competition in the MVPD market, along with the responses of cable firms to the entry of overbuilders, suggests that quality-adjusted cable prices will be lower in these larger, more competitive markets. Although the literature on the impact of overbuilders on competition in the MVPD market may have shortcomings, a dozen academic studies - including four analyses by the FCC - have found that prices in markets with overbuilders are between 8 and 34 percent lower than in markets without them.(52) The responses of local cable firms to the entry of an overbuilder into the local MVPD market also suggest that overbuilders

----------
(52) See Thomas Hazlett and Matthew Spitzer, Public Policy Toward Cable
Television: The Economics of Rate Controls, (Cambridge, MA and Washington, DC:
MIT Press and AEI Press, 1997), ("Hazlett and Spitzer"), pages 30-31. For example, as part of its February 1994 cable rate regulation rulemaking, the FCC used 1992 data on cable prices by area and found that communities with head-to-head competition between cable providers and overbuilders had 16 percent lower cable prices than communities with a monopoly cable operator. See Federal Communications Commission, In the Matter of Implementation of Sections of the Cable Television Consumer Protection and Competition Act - Rate Regulation, Buy-Through Prohibition, Third Report and Order, MM Docket 92-266 and MM Docket No. 92-262 (adopted February 22, 1994; released March 30, 1994). In 1996, Jith Jayaratne, then an economist at the Federal Reserve Bank of New York, improved upon the FCC's analysis: He concluded that cable prices in areas with overbuilders "are, on average, 12 percent lower than monopoly rates." See Jith Jayaratne, "A Note on the Implementation of Cable TV Rate Caps," Review of Industrial Organization, Volume 11, 1996, ("Jayaratne") pages 823. Similarly, a paper published in the RAND Journal of Economics in 1997 concluded that cable prices in areas with overbuilders were 17 to 22 percent lower than areas without them. See William Emmons and Robin Prager, "The Effects of Market Structure and Ownership on Prices and Service Offerings in the U.S. Cable Television Industry," RAND Journal of Economics, Vol. 28, No. 4, Winter 1997, pages 732-750. Communities with competition from overbuilders also appear to have higher levels of service that are not fully accounted for in the above-cited literature: The evidence suggests that subscribers in overbuilt areas have more choices of non-broadcast channels and lower installation prices. See Jayaratne, page 823; Hazlett and Spitzer, page 29; and Jennifer Fearing and Charles Lubinsky, "Qualitative Differences in Competitive Cable Markets Prior to Rate Regulation," mimeo, October 1997. Fearing and Lubinsky conclude that installation fees are 16 to 36 percent lower in competitive markets than in monopolistic markets.

play an important role in constraining cable prices. As the FCC recently noted, "in Boston, Massachusetts, in response to RCN's entry, the incumbent cable operator in Boston, Cablevision of Boston ("Cablevision"), `moderated' its regional rate increase in the Boston area and agreed to improve its commitment to public and educational channels."(53) Moreover, the competitive effect of overbuilders may extend to neighboring communities that are not currently served by the overbuilder. To the extent that cable operators in nearby communities fear the entry of an overbuilder, they may respond to the potential competition from overbuilders by lowering prices or upgrading their infrastructure.(54) The impact of overbuilders may thus be broader than their current geographical footprint.

           46. In summary, New EchoStar has committed to a national pricing strategy. The churn data presented below suggest that cable is each DBS firm's primary competitor. Thus, cable will continue to constrain the national price charged by New EchoStar. In addition, economic theory shows that the choice of New EchoStar's national price will put greater weight on the competitive conditions in those markets in which it sells more of its product. As noted above, larger DMAs appear to be more competitive than smaller DMAs. For example, larger DMAs are more likely to have digital cable systems which are a more formidable competitor to DBS, since they

----------
(53) See Eighth Annual Cable Competition Report at Paragraph 198. Similarly, when RCN introduced service in Somerville, Massachusetts, the local cable provider, Time Warner, froze its rates - even though it had "announced a 10% price increase for its standard cable services in 82 Massachusetts communities." See Federal Communications Commission, Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Sixth Annual Report, ("Sixth Annual Cable Competition Report"), at Paragraph 230.

(54) As the FCC recently stated, RCN "contends that in anticipation of its entry in Fairfax County, a suburb of Washington, D.C., the incumbent Cox announced an upgrade of its plant." See Eighth Annual Cable Competition Report at Paragraph 201.

eliminate DBS' quality and channel capacity advantages. Therefore, New EchoStar's national price will allow smaller, more rural DMAs to benefit from the more intense competition in larger DMAs.

DYNAMIC ANALYSIS OF COMPETITIVE EFFECTS

         47. The national pricing model presented above is static, but the MVPD market is dynamic, with new products and services being introduced regularly. This dynamism of the MVPD market is also expected to promote competition between New EchoStar and cable, and impose corresponding constraint on the prices charged by the combined entity. For example, the greater geographic coverage of local channels, the increased ability to broadcast specialty, ethnic, and foreign language programming, the improved interactive television services, and the capacity to offer expanded video-on-demand should help New EchoStar to compete more vigorously against the cable industry, especially since the cable providers can upgrade unilaterally their bandwidth to provide these services on a digital-cable tier. The Merger Guidelines contemplate the role efficiencies can play in improving competition. Specifically, the Merger Guidelines state that, "Efficiencies generated through merger can enhance the merged firm's ability and incentive to compete, which may result in lower prices, improved quality, enhanced service, or new products."(55)

----------
(55) See the Department of Justice/Federal Trade Commission Horizontal Merger Guidelines, Section Four, available at http://www.ftc.gov/bc/docs/horizmer.htm

           48. The commenters fail to acknowledge that the efficiencies generated specifically by the proposed merger of EchoStar and DIRECTV will have a dynamic impact on bolstering competition and programming diversity in the MVPD market. In particular, DBS has historically held an advantage relative to analog cable in terms of channel capacity, and DBS consumers have indicated a strong preference for such capacity. For example, a survey of new DBS subscribers found that the leading reason for switching to DBS was "more channels."(56) That revealed preference, in turn, has pressured the cable firms to invest in increased channel capacity. As National Cable and Telecommunications Association
(NCTA) President and CEO Robert Sachs recently stated, "Being digital from the start, and having the advantage of substantially greater channel capacity, DBS spurred cable operators to replace hundreds of thousands of miles of coaxial cable with fiber optics so that they too could offer consumers hundreds of channels of digital video and audio services."(57) In 1999, Comcast emphasized to the FCC the role that DBS competition has played in pushing it to upgrade its systems:

           "DIRECTV and EchoStar, respectively, offer a total of 211 and 193 digitally delivered channels. These channel capacities exceed those of even the most advanced analog cable systems.... In response to this competitive challenge in its service areas and in order to remain competitive, Comcast undertook the massive investments necessary to upgrade its systems, increase channel capacity, and offer new services."(58)

----------
(56) According to a survey by The Yankee Group, the top five reasons for people switching to DBS were more channels (79 percent), greater movie selection (69 percent), clearer picture and sound (66 percent), dissatisfied with cable (46 percent), and cable was too expensive (44 percent). See Satellite Broadcasting & Communications Association Press Release, "Study Shows Satellite TV Increasing Urban Penetration," August 14, 2000.

(57) See Robert Sachs, Testimony Before Subcommittee on Antitrust, Business Rights, and Competition, Committee on the Judiciary, United States Senate, April 4, 2001, pages 2-3.

(58) See Reply Comments of Comcast, In the Matter of Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Notice of Inquiry, CS Docket No. 99-230, (dated September 1, 1999), at 9.

The channel capacity advantage of DBS has thus pressured the cable firms to invest in increased channel capacity.(59) (It is important to note that the increase in channel capacity has also provided new opportunities to programmers, which is a specific goal of the FCC.)

           49. As described above, EchoStar and DIRECTV are now constrained in the services that they can each provide on their own. In the absence of the merger, the pressure that DBS firms exert on cable providers to innovate and to increase capacity may be attenuated. The proposed merger between EchoStar and DIRECTV, however, will eliminate spectrum redundancies and allow for expanded channel capacity - which will likely spur the development of new programming and new innovative services. Such an expansion of channel capacity will likely force cable systems to continue to upgrade their network infrastructure. Relative to today's cable infrastructure, an upgraded cable system will exert even more competitive pressure on DBS pricing - thus perpetuating the virtuous cycle of competitive innovation.

           50. Indeed, the history of the MVPD market clearly demonstrates the pressure to upgrade systems to meet the competition. DBS channel capacity begat cable system upgrades, which in turn has exerted pricing pressure on the DBS firms. That competitive pressure manifests itself in lower levels of DBS subscriber growth, ceteris paribus.(60) Mr.

----------
(59) Even opponents of the proposed merger of EchoStar and DIRECTV acknowledge that DBS is "the main source of pressure on cable to expand channel capacity." See American Antitrust Institute Comments at 2.

(60) For example, Goldman Sachs concluded that "We see the bundling of [cable] services as the most significant threat to DBS because of its potential not only to slow gross additions, but also to win back subscribers (seen through higher churn). Both have the obvious effect of slowing net subscriber growth for DISH Network and DIRECTV." See Goldman Sachs, "Satellite Communications: DBS Operators," December 18, 2000 at 1. Lehman Brothers similarly concluded that, "cable will become a far more

Sidak cites evidence that "DBS growth has slowed dramatically where digital cable has been rolled out."(61) Jerry Kent, the former Chief Executive Officer of Charter Communications, recently stated that "A couple of years ago, frankly, cable had an inferior product. Now [cable providers] have as many or more channels than satellite. And we are more competitive from a price-value standpoint."(62)

         51. This process of competitive responses benefits DBS and cable subscribers. The danger is that, in the absence of the merger, the competitive cycle will be impeded by the constraints facing the DBS firms. If that were to occur, both DBS and cable subscribers could suffer.

         52. The competitive cycle may also have other benefits in related markets. For example, the proposed merger of EchoStar and DIRECTV may have two important effects on competition in the broadband market: First, as described above, it would better allow the combined entity to offer a price competitive satellite-based, high-speed Internet service, which would increase competition in the broadband market. Second, it would likely pressure cable providers to upgrade their infrastructure so that connection speeds do not deteriorate as the subscriber base increases. Such upgrades would increase the

--------------------------------------------------------------------------------
significant foe, and will likely relegate satellite television to a deep second-class status in most urban markets." See Lehman Brothers, "Satellite
Communications: Industry Update," February 8, 2002 at 1.

(61) Sidak Declaration at Paragraph 34, quoting Salomon Smith Barney Equity Research, DBS Industry Update, January 17, 2002 at 22.

(62) See Jerri Stroud, "Satellite, Digital Cable Companies Wage War for Subscribers," St. Louis Post- Dispatch, May 21, 2001 at 8.

speed at which extant cable modem subscribers connect to the Internet or allow more broadband users at any given connection speed.(63)

         53. Moreover, the proposed merger will bolster competition between DBS and cable providers by increasing New EchoStar's ability to offer a price competitive satellite-based broadband service bundled with expanded programming and advanced services. Just as bundled packages make cable providers a more effective competitor with DBS, a satellite-based bundled package will make DBS more effective in competing with cable providers.(64) To the benefit of consumers, bundled packages could start a series of competitive responses. Such competition between cable and DBS could spill over into the anticipated competition between cable and DSL service; for example, if cable operators make a competitive offer to respond to New EchoStar, DSL providers may be forced to respond to the cable offer to remain competitive in the broadband market. (65) In the absence of the merger, however, it is possible that the competitive cycle


----------
(63) Cable providers dedicate a portion of their system capacity to provide high-speed Internet access. Cable providers usually assign the equivalent of roughly one television channel, which allows for about 40 million bits per second of downstream capacity. This downstream capacity, though, must be shared among many subscribers. If traffic increases, the connection speed of each individual user falls. If demand for high-speed Internet service grows and the typical connection speed is significantly reduced, a cable provider has two choices: it can either dedicate more bandwidth to data services (and reduce the number of television channels) or upgrade its infrastructure. A cable system upgrade induced by competition from DBS can therefore have a positive impact on connection speeds for cable modem users.

(64) Cable operators often bundling cable television (and especially digital cable television) with cable modem service at a discount of $5 or $10 per month. Deutsch, DIRECTV: Category Review and Competitive Analysis, August 2001.

(65) Gerald Faulhaber, the former Chief Economist at the Commission, recently argued that, "customers desiring broadband Internet connections were greatly advantaged by the desire of Americans to watch high quality television, and the competition for that market initiated by the introduction of satellite. This provided the impetus for cable firms to deploy broadband access in their search for a low incremental investment revenue stream. In turn, cable deployment provided the impetus for RBOCs to deploy DSL for fear of being attacked in their core business by the cable firms." See Gerald R. Faulhaber, "Broadband
Deployment: Is Policy in the Way?" presented at the AEI-Brookings Joint Center for Regulatory Studies Conference on Broadband Communications, October 4-5, 2001.

will not be as intense, which would harm both DBS and cable subscribers (and perhaps DSL subscribers as well).

      54. The ability of New EchoStar to offer bundled packages may also produce lower prices for video services. As described in Section III, the proposed merger will allow New EchoStar to improve and expand the menu of complementary products (such as interactive services, video-on-demand, high-speed Internet service, HDTV, etc.) to existing MVPD services. With the introduction and expansion of complementary products by New EchoStar, the firm would have an incentive to reduce the price of existing DBS video services to attract customers to other bundled products. The profits forgone on video services would be more than offset by the margins on the additional complementary products.

      55. Another factor that will continue to constrain DBS prices is the need to capture cable subscribers soon, before the widespread adoption of digital cable and bundled packages of digital cable and high-speed Internet access. Among other reasons, the incentive to attract cable subscribers as soon as possible arises from the "stickiness" of digital cable and bundled-package subscribers. Such stickiness results from higher switching costs (e.g., switching e-mail addresses) after an individual has subscribed to a digital cable bundle. Consumers who commit to a digital cable/cable-modem bundle may perceive fewer benefits to moving to DBS (relative to analog cable customers).(66) Indeed, a Cox Communications executive recently stated that "there is clear evidence that


----------

(66) Goldman Sachs similarly notes that "As cable operators upgrade their networks and roll out new service, cable subscribers will have less incentive to `churn' to DBS." See Goldman Sachs, "Satellite
      Communications: DBS Operators," December 18, 2000, page 33.

bundled services provide stickiness."(67) An AT&T Broadband executive similarly noted that digital cable has lowered the rate of churn.(68)

      56. Indeed, digital cable subscribership is growing at a very rapid pace: according to the NCTA, the number of digital cable subscribers has increased nine-fold in the past three years, rising from 1.5 million in 1998 to 13.7 million in November 2001.(69) While meaningfully forecasting future penetration rates of a new technology is an inherently difficult task, analysts have estimated that more than half of all cable subscribers will have digital cable within three or four years.(70) Such an expected digital cable market share would impose significant constraints on the DBS industry in the future. Therefore, New EchoStar will need to price its product competitively following the merger, so that it can attract cable subscribers before they sign-up for bundled packages.

THE DEGREE OF COMPETITION BETWEEN ECHOSTAR AND DIRECTV

      57. In their comments, Dr. MacAvoy and Mr. Sidak present some evidence that they claim purports to show that DIRECTV and EchoStar compete vigorously. The


----------

(67) Jane Black, "Why Cox Is Leading Cable's Comeback," Business Week Online, February 14, 2001, quoting Frank Loomans, Cox Communications' Vice President for Finance. A different Cox Communications executive noted that "churn among bundled customers is 33% to 50% less than that of single-product customers." See Cox Communications Press Release, "Cox Communications Announces One Million `Bundled' Customers," November 26, 2001, quoting Joe Rooney, Cox Communications' Vice President for Marketing, available at http://www.cox.com/PressRoom/Default.asp?LocalSys=

(68) Jim McConville, "Let The Tiers Flow," Electronic Media, September 18, 2000, quoting Doug Seserman, AT&T Broadband's Senior Vice President for Marketing.

(69) For data on the growth of digital cable, see the NCTA website at http://www.ncta.com/industry_overview/indStats.cfm?statID=14.

(70) See Goldman Sachs, "Satellite Communications: DBS Operators," December 18, 2000, page 35. Goldman Sachs estimates that digital cable subscribership will reach 34.5 million in 2004, 39.5 million in 2005, and 43.5 million in 2006.

evidence they present, however, is flawed. For example, they claim that there is evidence of vigorous competition in the fact that five days after DIRECTV announced that it was beginning to offer local service at $5.99 per month, EchoStar announced it was going to start providing a similar line-up of local channels for $4.99. These events occurred in late November 1999. The commenters fail to note a crucial event that also occurred in late November 1999: The Satellite Home Viewer Improvement Act (SHVIA) of 1999 allowed EchoStar and DIRECTV to carry "local-into-local" service for the first time starting on November 29, 1999. Therefore, vigorous competition between the two DBS firms is not evidenced by the fact that they had announced at roughly the same time that they were going to provide local service.

      58. Similarly, the commenters cite the fact that both firms announced the availability of HDTV compatible set-top receivers within one day of each other. But the announcements of both EchoStar and DIRECTV occurred at the 2000 Consumer Electronics Show in Las Vegas, Nevada.(71) Since firms generally announce new services and equipment at large electronics shows, such as the Consumer Electronics Show, this purported evidence of head-to-head competition is more likely a coincidence than a competitive response. The commenters also claim that both DBS firms announced on December 27, 2001 that they were going to carry more local channels in each market. But, once again, the commenters ignore other events. On January 1, 2002, the DBS firms' must-carry obligations went into effect and both firms were required by law to


----------

(71) See EchoStar Press Release, "EchoStar's DISH Network Offers New HDTV Satellite TV Receiver," January 6, 2000, and Panasonic Press Release, "Panasonic to Manufacture and Market HDTV DIRECTV Systems," January 5, 2000.

offer more local channels. The incidents cited by opponents of the merger thus do not provide persuasive evidence of intense competition between the two DBS firms.

      59. While the commenters claim that competition between EchoStar and DIRECTV is intense, the only evidence that they provide is a series of purported responses of one firm to the other firm's promotions. Indeed, the commenters have tried to frame the key question as whether EchoStar and DIRECTV compete at all. They argue that if they compete at all, the merger will have a significant and adverse effect on competition in the MVPD market. The more relevant question for analyzing the impact of the merger on competition in the MVPD market, however, is not whether they compete at all. Rather, it is the degree of competition between EchoStar and DIRECTV in a market including DBS providers, cable operators, other MVPD providers, and perhaps even broadcast television.

      60. To analyze the degree of competition between DBS and cable and between DBS firms, it is instructive to examine the distribution of the video services to which DBS customers previously subscribed, as well as what percentage of customers depart DIRECTV for a broad set of "cost" or "price" reasons and then subscribe with EchoStar, digital cable, analog cable, or simply use an antenna.(72)


----------

(72) The following disconnect reasons provided by survey respondents were categorized as "cost" or "price" reasons: "Too expensive;" "Too many additional charges/Need to purchase additional receivers for other TVs;" "Can't afford/Financial problems;" "Catch up on my bills;" "Cable is better deal/Cable is cheaper;" "Too expensive with Cable and DirecTV;" "Charge for additional outlets;" "Raised the price."

      61. Each month, DIRECTV surveys a random sample of roughly 350 current subscribers and asks them a series of questions, including whether they have ever subscribed to cable or another DBS service.(73) Such data can therefore be used to examine what share of DIRECTV subscribers had previously been cable and EchoStar subscribers. The data suggest that less than nine percent of DIRECTV's new subscribers were previously subscribers to EchoStar.(74) By comparison, roughly 61 percent of DIRECTV's new subscribers are either previous or current cable subscribers.(75) Although such figures are not necessarily conclusive, they confirm the views expressed by DBS executives - namely that the "objective of each firm is to gain market share by luring consumers away from the leading cable providers," not the customers of the other DBS firm.(76)

      62. I also utilize each firm's churn data for indications of the degree of competition between the DBS firms. DIRECTV conducts a monthly telephone survey of former subscribers who are randomly selected from the pool of subscribers who


----------

(73) Since August 2000, the DIRECTV customer satisfaction survey has asked subscribers whether they were a cable subscriber before subscribing to DIRECTV. In April 2001, DIRECTV added a question about whether subscribers had ever subscribed to EchoStar.

(74) The DIRECTV customer satisfaction survey asks "prior to subscribing to DIRECTV, have you ever subscribed to EchoStar/The Dish Network." Respondents can answer "yes," "no," or "don't know." Of the approximately 350 DIRECTV subscribers surveyed on a monthly basis, roughly 40 to 70 respondents are "new subscribers" (i.e., those who subscribed to DIRECTV within the past 90 days of the survey interview). If one were to focus on the entire sample interviewed by the customer satisfaction survey, rather than on new subscribers, the fraction of subscribers that were previously EchoStar subscribers is also less than nine percent.

(75) The DIRECTV customer satisfaction survey also asks, "Which of these best describes your cable TV situation before you had DIRECTV?" Respondents can answer "I used to subscribe to cable TV and still do;" "I used to subscribe to cable TV but not now;" "I did not subscribe to cable TV then or now;" "I did not subscribe to cable TV then but do now;" "Cable TV was not available in your area;" or "Don't know." If one were to focus on the entire sample interviewed by the customer satisfaction survey, rather than on new subscribers, 57 percent of respondents were previous or current cable subscribers.(76) See Robert D. Willig, Declaration On Behalf Of EchoStar Communications Corporation, General Motors Corporation, and Hughes Electronics Corporation, EchoStar Communications Corporation, General Motors Corporation, and Hughes Electronics Corporation Seek FCC Consent For A Proposed Transfer Of Control, CS Docket No. 01-348, (released December 21, 2001), ("Willig Declaration") at Paragraph 10.

disconnect voluntarily or are disconnected by DIRECTV for not paying their bill. The survey is undertaken two to six weeks after subscribers depart DIRECTV and is conducted by an independent polling firm. EchoStar also collects churn data, but only began doing so on a systematic basis in August 2001. A random subset of the people who call to disconnect their service are asked why they are leaving EchoStar and what alternative MVPD service they are switching to instead. Since the EchoStar churn data are based on a sample of subscribers obtained during the call to disconnect service, EchoStar's churn data have a high non-response rate. I therefore base most of my analysis on the more reliable DIRECTV data.

      63. From an antitrust perspective, a more informative analysis may involve examining the churn data surrounding the DIRECTV price increase in the late summer of 2000. For several months following DIRECTV's announcement of its price increase, it asked a sample of those subscribers who disconnected whether they were aware of the price increase and whether the price increase influenced their decision to disconnect. Among those subscribers sampled who disconnected between August 2000 (when the price increase was announced) and November 2000 and cited cost/price issues as their main reason for departing DIRECTV, 3.1 customers churned to cable and 1.2 customers churned to an antenna for every one customer who churned to EchoStar. One potential concern with this analysis is that the sample size is relatively small (under 100 respondents). Nevertheless, such evidence provides support for the conclusion that there is only limited competitive interaction between the two DBS firms.

      64. I also examined the churn data from 2001 when DIRECTV did not change prices. (Some customers may nonetheless have experienced a price increase during this period, as their previous promotions had expired; others may have perceived a price increase because of changing usage patterns and the different prices attached to different services.) These data are consistent with data from the months surrounding DIRECTV's price increase: For every one customer who left DIRECTV for EchoStar because of cost or price reasons in 2001, 3.4 customers churned from DIRECTV to cable and 1.6 customers churned from DIRECTV to an antenna. Such a finding is consistent with the conclusion that DBS' primary competitor is cable. EchoStar's churn data are also consistent with these results.

      65. As an aside, Dr. MacAvoy and Dr. Rubinfeld attempt to argue that the relevant product market for DBS includes digital cable, but not analog cable.(77) The churn data from both DIRECTV and EchoStar suggest that excluding analog cable from the relevant product market would be inappropriate. Indeed, of the customers who disconnected from DIRECTV for cost or price reasons and then subscribed to cable in 2001, roughly one-half subscribed to digital cable and 46 percent subscribed to analog cable.(78) Such findings suggest that analog cable should be included in the relevant product market, especially since the percentage of customers churning to analog cable is


----------

(77) See, for example, MacAvoy Declaration at Paragraph 9 and Rubinfeld Declaration at Paragraph 61.

(78) The remaining five percent of subscribers that switched from DIRECTV to cable did not know if their cable service was digital or analog.

substantially greater than the percentage of customers churning to the other DBS provider (which all commenters agree should be included in the relevant product market).(79)

      66. For the purposes of examining the competitive effects of the proposed merger, it may be more relevant to analyze where customers are going to churn in the future. One potential way to consider such future changes is to look at more mature MVPD markets - where digital cable systems are generally built out - as an indicator of what form competition may take in other markets in the future. Such an approach has a number of flaws (e.g., some smaller markets may never receive digital cable or overbuilder competition), but it is nonetheless insightful as an indication of future trends. Analysis of churn from DIRECTV in the top 15 DMAs(80) indicates that this switching rate to EchoStar is somewhat lower than the switching rate for the country as a whole. Indeed, the DIRECTV churn data suggest that for every one customer who left DIRECTV for EchoStar because of cost or price reasons in 2001 in these 15 DMAs, 4.1 customers churned from DIRECTV to cable and 1.6 customers churned from DIRECTV to an antenna. Among those subscribers in these 15 DMAs who disconnected when DIRECTV raised its prices, an even lower share went to EchoStar. (It should be noted that the sample size is so small that this result must be viewed as imprecise.) These data suggest a somewhat lower degree of competition between DIRECTV and EchoStar in larger, more mature markets, which may anticipate what future churn rates between the two companies will look like.


----------

(79) One potential criticism of this analysis is that digital cable is not available in every region of the country. I therefore examined the switching rates from DBS to digital and analog cable in the 15 largest markets, where digital cable is widely available. The results are consistent with the findings for all markets, suggesting that digital cable availability does not significantly bias our results.

(80) I used Nielsen's 2001 rankings based on the total number of TV households in each DMA.

      67. As I stated in my declaration submitted to the FCC with the Application, "the smaller the diversion of subscribers from one DBS firm to the other, the smaller would be the expected price increase from conceivable unilateral competitive effects after the merger."(81) In other words, the data on churn between EchoStar and DIRECTV suggest that cable would continue to constrain the price of New EchoStar in the post-merger world.

OTHER POTENTIAL CONSTRAINTS ON THE PRICING OF NEW ECHOSTAR

      68. The merger will likely reduce marginal costs through, for example, a reduction in the cost of programming per additional subscriber (as described in Section III), thereby offsetting or countering any potential impetus for a price increase in the post-merger world. As the Merger Guidelines specifically state, "marginal cost reductions may reduce the merged firm's incentive to elevate price."(82) Therefore, even if some subscribers would be diverted from one DBS firm to the other after a price increase, a reduction in marginal costs resulting from the merger could cause New EchoStar to lower its price.(83)

      69. In addition, New EchoStar may face another constraint on its ability to raise prices: The churn data suggest that broadcast television cannot necessarily be


----------

(81)  Willig Declaration at Paragraph 31.

(82) See the Department of Justice/Federal Trade Commission Horizontal Merger Guidelines, Section Four, available at http://www.ftc.gov/bc/docs/horizmer.htm

(83) Carl Shapiro, "Mergers with Differentiated Products," Remarks before the American Bar Association, 1995.

dismissed as part of the relevant product market.(84) While Dr. Daniel Rubinfeld argues that "the services offered by firms in the MVPD market are different and distinct from traditional public broadcast television services," he provides no evidence to support this assertion. FCC Commissioner Kevin Martin similarly complains that the FCC's Eighth Annual Report "eliminates broadcasters from the analysis," and that he would have "preferred either to analyze the market for all video programming (and therefore include broadcasters as competitors), or to explain in a direct fashion why an analysis of only the multichannel video programming marketplace is more appropriate."(85)

      70. In nearly every analysis of the churn data that I conducted, the percentage of former DIRECTV customers who were using an antenna two to six weeks after leaving DIRECTV's service was consistently higher than the percentage of former subscribers who signed up with EchoStar. For example, among the people who left due to cost or price reasons in 2001, more than one quarter were using an antenna, which is substantially higher than the percentage switching to EchoStar. EchoStar's churn data are consistent with this finding that more people churn to an antenna than to the other DBS provider.


----------

(84) It is important to emphasize that broadcast television may indirectly, rather than directly, constrain the prices of premium DBS packages. It is possible that basic DBS prices (and analog cable) are constrained by broadcast television, premium prices are in turn constrained by basic prices, and therefore, premium prices are indirectly constrained by broadcast television. A variety of academic papers has examined such "ladder" or vertically differentiated markets and concluded that such outcomes are possible. See, for example, Michael Mussa and Sherwin Rosen, "Monopoly and Product Quality," Journal of Econometric Theory, vol. 18, 1978, pages 301-317; Michael Katz, "Firm-Specific Differentiation and Competition Among Multiproduct Firms," Journal of Business, vol. 57, Issue 1, Part 2: Pricing Strategy, 1984, pages S149-S166; and John Kwoka, "Market Segmentation by Price-Quality Schedules: Some Evidence from Automobiles," Journal of Business, vol. 65, no 4, 1984, pages 615-628.

(85) Separate Statement of Commissioner Kevin J. Martin, Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, CS Docket No. 01-129 (released January 14, 2002).

      71. The implication of this finding is simple, but inconvenient for those who oppose the merger. The Merger Guidelines delineate the relevant product market by analyzing what set of products has "sufficiently inelastic demand as a group that a hypothetical profit-maximizing monopoly supplier of the set would impose at least a `small but significant and nontransitory increase in price.'"(86) The relevant product market is determined by starting with the narrowest set of products and then by expanding the market out until the hypothetical monopoly supplier would profit from a five-percent price increase. The churn data suggest that both digital and analog cable would be in the relevant product market for DIRECTV. The data also imply that one would add broadcast television to the relevant product market for DIRECTV before EchoStar was added to the relevant market. (EchoStar's churn data suggest a similar conclusion.) Whether or not broadcast is in the relevant market, the churn data suggest that opponents of the merger cannot argue that antenna should not be in the relevant product market, but that the degree of competition between the two DBS firms is intense. The survey data of the merging parties are inconsistent with such a position.

ANALYSIS OF POTENTIAL COORDINATED EFFECTS

      72. A price increase as a result of coordinated interaction is also unlikely following the proposed merger, in part due to the way the DBS and cable industries are structured. To set their national prices, DBS firms examine the prices charged by the various cable systems around the country and use these cable prices as a benchmark for


----------

(86) Robert D. Willig, "Merger Analysis, Industrial Organization Theory and Merger Guidelines," Brookings Papers on Economic Activity: Microeconomics, 1991 at 283.

setting their prices. Cable firms, on the other hand, set price on a local franchise-by-franchise basis, and prices can differ depending on many factors that are specific to the market in which the franchise is located. Although New EchoStar will face competition from at least one cable firm in any particular franchise area, tacitly reaching an agreement on a coordinated price is not simply a question of reaching an agreement with one other firm. New EchoStar will set its price based on a function of what cable firms are charging in the various franchise areas. From the perspective of the cable firms, the optimal price for New EchoStar to charge would likely differ from firm to firm, making an agreement all the more difficult to reach. Thus, a coordinated price increase after the merger would require an agreement among multiple cable firms and New EchoStar, not just an agreement between two firms.

      73. Mr. Sidak claims that New EchoStar and cable providers will enter into a "tacitly collusive strategy of market allocation" in which "DBS would keep the rural customers and cable would be free to take the urban customers."(87) Mr. Sidak implicitly argues that New EchoStar would give up tens of millions of potential subscribers in urban areas and cable providers would not build out systems to currently non-cable passed areas. Such a "tacitly collusive strategy" does not seem to be in New EchoStar's financial interests. New EchoStar would lose the opportunity to serve the major DMAs - markets in which the DBS firms are currently experiencing their fastest subscriber growth(88) - in exchange for an implicit commitment by cable operators to stay out of areas


----------

(87)  Sidak Declaration at Paragraph 58.

(88) According to subscriber data from the two DBS firms, roughly one-half of DBS subscriber growth in 2001 occurred in the top 15 DMAs.

that cable operators would have probably found unprofitable. In other words, New EchoStar would gain only a little and potentially lose a lot from such a deal.

A REVIEW OF THE ECONOMIC ANALYSES OF DR. MACAVOY AND MR. SIDAK

      74. Some commenters have argued that the proposed merger of EchoStar and DIRECTV will result in substantially higher prices and significant consumer welfare losses. For example, Dr. MacAvoy argued that in rural areas, "higher (monopoly) prices and/or lower quality of service has to result from the merger... the proposed merger of EchoStar and DirecTV, by creating a monopoly, would generate significant welfare losses for millions of households."(89) Mr. Sidak similarly stated that "the proposed merger would lead to an increase in price that harms consumers."(90) These conclusions, however, are erroneous, because they are predicated on flawed assumptions. Fundamentally, neither Dr. MacAvoy nor Mr. Sidak had the information required to estimate the competitive effects of the proposed merger.

A review of Dr. MacAvoy's analysis

      75. Dr. MacAvoy attempts to estimate the impact of the proposed merger by relying on incorrect assumptions, flawed data, and overly simplistic statistical techniques. He incorrectly assumes that the merger will generate no cost savings; in fact, the merger is expected to generate considerable merger-specific efficiencies which, as Mr. Sidak


----------

(89)  MacAvoy Declaration at Paragraphs 4-5.

(90)  Sidak Declaration at Paragraph 9.

correctly notes in his comments, should be included in any reasonable analysis of the merger. Dr. MacAvoy assumes that New EchoStar will price discriminate and charge rural subscribers a higher price; on the contrary, New EchoStar has committed to pricing on a national basis. Even if, for the sake of argument, New EchoStar were to price differentially across regions, Dr. MacAvoy significantly overstates the effects of the merger on DBS price and consumer welfare in rural areas because he underestimates the elasticity of demand for DBS services.

      76. Dr. MacAvoy estimates rural DBS demand elasticity using a regression in which the dependent variable is the number of subscribers in 83 DMAs and in which the price (average monthly revenue per subscriber including equipment and installation) of DIRECTV is one of the independent variables.(91) Based on this analysis, Dr. MacAvoy concludes that the demand elasticity for DBS services is -1.55. For at least two reasons, this result under-estimates the demand elasticity.

      77. First, Dr. MacAvoy's statistical technique does not reflect the fact that the price is endogenous: It reflects shifts in the demand curve as well as movements along that demand curve. By failing to account for the endogeneity of the price, Dr. MacAvoy's technique tends to reduce the estimated demand elasticity. Textbook treatments of the topic have long recognized this to be a problem and routinely recommend the use of "instruments" (such as factors that drive marginal cost) to generate


----------

(91) MacAvoy Declaration at Paragraph 28. Dr. MacAvoy provides scant information on the underlying data in his analysis. For example, he neither explains the methodology used to collect the data from retailers nor does he detail whether the dependent variable only includes subscribers in areas not passed by cable or if it includes all subscribers in the 83 DMAs.

unbiased estimates of demand elasticity.(92) Austan Goolsbee and Amil Petrin, economists at the University of Chicago, recently stated that not using instruments in attempting to estimate the elasticity of demand for DBS services was "naive" because the kind of statistical technique used by Dr. MacAvoy underestimated the demand elasticity of satellite television.(93)

      78. Second, Dr. MacAvoy's estimate of demand elasticity suffers from the additional problem that he inaccurately measures DBS prices in rural areas. In particular, he does not describe his data in detail and he appears to have had access to price data only for DIRECTV (not EchoStar). Nonetheless, Dr. MacAvoy attempts to estimate the total number of DBS subscribers, not DIRECTV subscribers. The appropriate price measure should therefore include both EchoStar and DIRECTV prices. Unless EchoStar prices are perfectly correlated with DIRECTV prices across the DMAs used, the price variable used will introduce some measurement error of actual DBS price variation. The resulting measurement error represents an "errors in variables" problem that tends to reduce the elasticity estimate as well.(94)

      79. Dr. MacAvoy's measure of DBS prices has other problems. For example, it appears as though the price is driven, in part, by customers in different areas choosing different programming packages. Such price variation across areas thus does not


----------

(92) See, for example, Robert Pindyck and Daniel Rubinfeld,Econometric Models and Forecasts (New York: McGraw-Hill, Inc., 1991), pages 293-296.

(93) Austan Goolsbee and Amil Petrin, "The Consumer Gains from Direct Broadcast Satellites and the Competition With Cable Television," National Bureau of Economic Research Working Paper Number 8317, page 28.

(94) See, for example, Jeffrey M. Wooldridge,Introductory Econometrics: A Modern Approach (Cincinnati: South-Western Publishing, 1999), pages 294-296.

represent real price variation (on a quality-adjusted basis). He states that the price data were provided to him by the National Rural Telecommunications Cooperative (NRTC). It is unclear if the data are from retailers in NRTC regions or from the entire DMA. Thus, Dr. MacAvoy has not established that the price information he uses is representative of the DMAs or sub-regions of those DMAs that he is examining.

      80. Dr. MacAvoy's underestimate of the demand elasticity for DBS services means that he overstates the effect of the merger on rural subscribers (even if New EchoStar were to price discriminate). To illustrate the sensitivity of Dr. MacAvoy's methodology to the estimated elasticity, I computed the results from Dr. MacAvoy's model using the elasticity of DBS demand in rural areas assumed by Mr. Sidak.(95) As described below, Mr. Sidak does not justify his assumed DBS demand elasticity on an empirical basis, but rather asserts that it is -2.5 for areas not passed by cable.(96) While I believe that -2.5 may be a conservative estimate of the true demand elasticity, using this figure nonetheless produces an inconvenient result for Dr. MacAvoy. In particular, applying Mr. Sidak's assumed elasticity to Dr. MacAvoy's methodology produces a margin for the monopoly DBS provider of 40 percent.(97) But according to the price and marginal cost data cited by Dr. MacAvoy, DIRECTV's current margins exceed 40 percent in all but one of the 14 geographical clusters he examined.(98) Using Mr. Sidak's

----------
(95) There may be reasons for why Dr. MacAvoy's methodology does not equate the Lerner Index to the inverse of the estimated demand elasticity for DBS (e.g. a multi-product firm when all the products are not included in the monopoly Lerner Index). But Dr. MacAvoy asserts that the relationship between the Lerner Index and the estimated demand elasticity should hold in this case. To show the sensitivity of his analysis, I assume solely for argument's sake that his assumption is correct.


(96)  Sidak Declaration at Paragraph 36.

(97) The margin for a DBS monopolist would equal the inverse of the absolute value of the elasticity of demand, or 1/2.5, which equals 40 percent.

(98)  MacAvoy Declaration, Table Five at 46.

elasticity of DBS demand, I find that Dr. MacAvoy's methodology suggests that the merger will not increase prices in 13 of the 14 geographical clusters, and in the fourteenth cluster - the Upper Midwest - prices would rise only slightly, from $44.13 to $44.67. The point of this exercise is neither to model specific price effects of the merger nor to imply that Dr. MacAvoy's use of the Lerner Index is appropriate, but to highlight how sensitive Dr. MacAvoy's results are to the estimated demand elasticity - a parameter that Dr. MacAvoy's statistical techniques measure poorly.

      81. More generally, Dr. MacAvoy argues that his estimates "clearly indicate low price-cost margins to be associated with very substantial competition between EchoStar and DirecTV in broad clusters of rural markets where cable has not been available."(99) By implication, Dr. MacAvoy argues that the merger eliminates such competition and elevates prices significantly. However, Dr. MacAvoy fails to establish that the low margins he observes in rural areas are due to competition between EchoStar and DIRECTV. He also fails to note an alternative, and perhaps more likely, reason for the low margins in rural areas: Each DBS provider sets a national price for programming, a price that is constrained by competition from cable systems in the larger DMAs. Dr. MacAvoy appears to assume incorrectly in his model that DIRECTV sets prices in rural areas based on conditions in those areas. Such an assumption is inconsistent with DIRECTV's current national pricing strategy. Thus, the monopoly markup (or Lerner Index) model Dr. MacAvoy uses to estimate price increases is inappropriate. It fails to consider the effect that cable competition has on national prices, even in areas where there is no cable.


----------

(99)  MacAvoy Declaration at Paragraph 37.

A review of Mr. Sidak's analysis

      82. Mr. Sidak's analysis of the competitive effects of the merger in non-cable passed areas is similarly flawed. First, Mr. Sidak assumes that New EchoStar can identify areas with significant non-cable-passed households and price differentially on the basis of that information. Mr. Sidak does not provide an explanation as to how New EchoStar can overcome the practical difficulties of achieving this ability to price discriminate perfectly. As described below, in reality, it is quite difficult for New EchoStar to find, let alone price discriminate against, households that are not passed by cable. Moreover, while Mr. Sidak estimates merger effects separately for areas passed by cable and areas not passed by cable ("cabled" and "uncabled" areas, respectively), he does not include in his analysis that New EchoStar has committed to price its product uniformly throughout the nation.

      83. Second, Mr. Sidak assumes that the elasticity of demand for DBS service is -2.5 for uncabled areas and -2.75 for cabled areas. The only basis he provides for these numbers is that the FCC cites -1.95 as the own-price elasticity of demand for cable television and it is "reasonable to use a higher (in absolute value terms) own-price elasticity for DBS service, because DBS is a new product whose demand is likely to be more price-sensitive than the demand for the product of the entrenched monopolist."(100) In other words, there does not appear to be any empirical evidence for Mr. Sidak's assumed elasticity of demand for DBS. In fact, academic research by Drs. Goolsbee and


----------

(100) Sidak Declaration at Paragraph 36.

Petrin has estimated that the elasticity of DBS demand is in the range of -4.1 to -4.9.(101) Using a higher elasticity of demand would lower Mr. Sidak's estimated price increase and would suggest that a modest reduction in marginal costs could prevent prices from rising after the consummation of the merger.

      84. In his analysis of the competitive effects in cabled areas, Mr. Sidak assumes that the MVPD market can be represented by two traditional economic models - a Cournot model and a Bertrand model. Based on these two models, Mr. Sidak estimates a price increase of roughly seven percent as a result of the proposed merger.(102) Within such models, a higher elasticity of demand than -2.75 would reduce the price increase estimated by Mr. Sidak. For example, an elasticity of demand of -4.5 for DBS service would cut Mr. Sidak's estimated price increase by 44 percent.

      85. Finally, Mr. Sidak does acknowledge that marginal cost reductions of four to seven percent would be large enough to prevent a price rise in cabled areas after the merger.(103) If Mr. Sidak had assumed a higher elasticity of DBS demand, the price increase predicted by Mr. Sidak would be even less significant. Therefore, the marginal cost reductions necessary to attenuate any projected price increase could be even smaller than Mr. Sidak argues.


----------

(101) See Austan Goolsbee and Amil Petrin, "The Consumer Gains from Direct Broadcast Satellite and the Competition with Cable TV," mimeo, February 20, 2002, pages 29-30.

(102) Sidak Declaration at Paragraphs 38-48

(103) Sidak Declaration, Table Five at 59.

SUMMARY OF THE MERGER'S IMPACT ON MVPD COMPETITION

      86. Some commenters have argued that the proposed merger between EchoStar and DIRECTV will have a significant adverse effect on competition in the MVPD market. As shown above, these analyses are generally based on incorrect assumptions, flawed data, and/or overly simplistic statistical techniques. My analysis suggests that New EchoStar's national pricing commitment will help to ensure that competitive pressures in larger markets are transferred to smaller rural markets. In addition, a number of factors will continue to constrain New EchoStar's prices in the future. First, most DBS subscribers seem to view cable as their "second choice," so a price increase by New EchoStar would push many current DBS subscribers to switch to cable. Second, the merger-specific efficiencies should help New EchoStar compete more vigorously with cable, which will benefit cable and DBS subscribers. And third, the merger will likely reduce marginal costs through, for example, a reduction in the cost of programming per additional subscriber, thereby offsetting or countering any potential price increase in the post-merger world. Moreover, each entity's churn data indicate that opponents of the merger cannot simultaneously argue that broadcast television should not be in the relevant product market and that the degree of competition between the two DBS firms is intense. As noted above, such a position would be internally inconsistent.

V.    NEW ECHOSTAR WOULD HAVE LIMITED ABILITY TO PRICE DISCRIMINATE


      87. Opponents of this merger have argued that the relevant geographic market in which to analyze this merger is a local one, either a DMA(104) or the cable franchise area in cable passed areas or aggregations of areas not passed by cable.(105) However, Dr. MacAvoy also points out that the FCC has accepted the proposition that it is appropriate to look at markets in the aggregate, if these areas face similar supply conditions.(106) In the MVPD market, supply conditions do vary locally depending on whether cable is present in that area or not. However, for the purposes of characterizing the competitive climate, it is not necessary to make a distinction between cable and non-cable passed areas. The key question is whether New EchoStar would be able to price discriminate between areas with cable and areas without cable. As argued below, discrimination on this basis would not generally be successful.


      88. As already discussed, the pricing decisions of both DBS firms are largely driven by competition with cable. The price for programming tends to be set nationally. As described in more detail below, there are reasons why it makes sense for DBS firms to set a national price. Even if this were not the case, it would be extremely difficult to identify with precision which consumers had cable available and which ones did not have cable available.



----------
(104) Rubinfeld Declaration at Paragraph 36; Sidak Declaration at Paragraph 22.

(105) MacAvoy Declaration at Paragraph 12-13.

(106) Id at Paragraph 10.

      89. It is also true that, by and large, national pricing holds with respect to both programming and equipment. Equipment is sold either directly by the DBS firms on a national basis, by local or regional retailers, or, in most cases, by large, national retail chains that also set a national price. These chains are present in so many areas that consumers, regardless of whether they have cable as an option, will be able to take advantage of these national offers. To the extent that there are local deviations in equipment and installation prices, this does not suggest the market is local since, despite these variations, prices likely move together across regions and these deviations are not a function of the availability of cable in a particular region. Indeed, equipment and installation price differences across regions may reflect idiosyncratic differences within local retail markets, not regional price discrimination by the DBS firms.

      90. As noted throughout this declaration, New EchoStar has committed to pricing on a national basis. New EchoStar has indicated that it is willing to accept requirements reasonably necessary to ensure that its national pricing practice operates as an effective mechanism for avoiding price discrimination and for exporting competition from larger markets to rural and other areas throughout the country. Such restrictions should attenuate any concerns that New EchoStar would use targeted local promotions to price discriminate or to undermine the effectiveness of its national pricing commitment.

LOCAL VARIATIONS IN PROGRAMMING PRICE WOULD BE INEFFICIENT FOR NEW ECHOSTAR

      91. Both EchoStar and DIRECTV have always used national pricing with respect to programming. Both firms offer a national service and offering a national price allows the firms to take advantage of this national footprint when marketing their services. National television advertising, for example, can be employed and the price of the service can be made a part of these campaigns. Customer service and direct sales also are done on a national basis and implementing local price variations would require these customer service representatives to be knowledgeable about a wide range of prices, only some of which would be available to any particular customer.

      92. While it is true that some local variations exist with respect to promotions, these are largely with respect to equipment, installation, and value-added gifts (e.g., an umbrella).(107) Dr. Rubinfeld argues that some variation in program pricing on a regional basis does exist today, because the two DBS firms charge separately for local channels and local channels are only available in certain markets.(108) Though this is true, it is not clear how this is relevant to the competitive analysis of this merger. Each firm charges the same price for the local channel option across all markets, so this is just another example of a national price for programming, with the only difference being that only certain consumers are able to purchase this option. Eligibility for this option is strictly on a DMA basis, not on the basis of whether cable is available to that consumer or not.



----------
(107) For example, EchoStar has only offered one local programming promotion; for a limited time, EchoStar offered free local service to subscribers in Simi Valley, California.

(108) Rubinfeld Declaration at Paragraph 35.

      93. As further evidence of the difficulty of charging different programming prices in different areas, it is important to note that where an NRTC affiliate, Pegasus Satellite Television ("Pegasus"), sells DIRECTV service, it charges $3 a month more than does DIRECTV for the same service.(109) However, EchoStar could maintain its competitive position vis-a-vis DIRECTV and charge an extra $1 or $2 in the NRTC areas served by Pegasus. The fact that EchoStar does not react to this price disparity and charge higher prices in the areas where it competes with Pegasus (or other NRTC members and affiliates with disparate pricing) is prima facie evidence of the inefficiencies of regionally pricing DBS services. The DBS firms charge the same price for programming everywhere because to do otherwise would involve transactions costs - costs that I understand make this practice inefficient.(110)

      94. As described in the next subsection, it is also likely that EchoStar would not be able to identify customers in non-cabled passed areas with enough accuracy to make a price discrimination strategy profitable. In particular, it would be necessary for EchoStar to be wrong only in a relatively small number of cases to make it unprofitable to charge different prices to non-cabled and cabled customers.(111) Let us suppose that EchoStar attempted to charge five percent more to consumers in what it thought was a non-cabled area. If EchoStar cannot precisely identify non-cabled and cable areas, some percentage of the people who are targeted for this price increase in the "non-cabled" area


----------
(109) For example, Pegasus sells the DIRECTV's Total Choice(R) package for $34.99, while DIRECTV sells it for $31.99; Pegasus sells the Total Choice(R) Plus package for $38.99, while DIRECTV sells it for $35.99. See http://www.pegsattv.com/ and http://www.directv.com/

(110) For example, many DBS customers move and reconnect their DBS service at their new home. DBS executives note that it would be hard to explain to such customers why they were being changed different prices based on where they reside.

(111) Jerry Hausman, Gregory Leonard and Christopher Vellturo, "Market Definition Under Price Discrimination," Antitrust Law Journal, Volume 64, 1996, page 367-386.

would, in fact, have cable as an option - and some percentage of these customers would be inclined to switch to cable in response to the DBS price increase. To analyze the profitability of the price increase, EchoStar would compare its profits before the price increase and after the price increase. The profit earned before the price increase would be equal to (P - C)N, where P is the price, C is the marginal cost of producing the service, and N is the number of consumers in the targeted area. The profit after the price increase would be (1.05P - C)XN, where X is the percentage of people who do not switch to cable (so that 1-X is the percentage of targeted customers who switch to cable). The breakeven value for X is equal to:(112)

                                 P
                                 --  - 1
                                 C                          (3)
                            ---------------
                                    P
                              1.05 ---- - 1
                                    C

The percentage of people who do not switch needs to be greater than this ratio for the price discrimination attempt to be profitable. For example, if the ratio of price to marginal cost is about 1.67 - which is about what Dr. MacAvoy argues it is for EchoStar - only 11 percent of the households targeted with the price would have to switch away from DBS in order for it to be unprofitable to attempt to price discriminate against customers in rural areas.(113)



----------
(112) Id at 374.

(113) Id at 375.

IDENTIFYING WHETHER CABLE IS AVAILABLE TO A CONSUMER IS EXTREMELY DIFFICULT AND IMPRECISE


      95. Dr. MacAvoy and Mr. Sidak both present a series of maps that purport to show areas where cable is available and where cable is not available and purport to show that it is possible to identify these areas with a great deal of precision. However, it cannot be concluded from these maps that New EchoStar could implement a price discrimination scheme based on whether customers had cable available or not. First, it is important to realize that these maps are based on information that is provided to Warren Communications ("Warren") by the cable companies. To the extent this information is inaccurate or not kept current, Warren's information will not be accurate.

      96. I independently tested the accuracy of the Warren data in two ways:
First, I analyzed the DIRECTV churn data and examined whether any customers who lived in zip codes that the Warren data suggest were not passed had churned from DIRECTV to cable. That is, the data that Dr. MacAvoy and Mr. Sidak present suggest that a large number of zip codes are not passed by cable. But the DIRECTV data indicate that more than one quarter of the customers who lived in these supposedly non-cable passed zip codes and who left DIRECTV, left for a cable provider. To ensure that the problem is not with misreporting in the DIRECTV churn data, I asked Ginsberg Lahey, LLC, a Washington-based research firm, to check the accuracy of these results by contacting the local cable firms to ensure that subscribers in these zip codes could receive cable service.
For a significant number of these zip codes, Ginsberg Lahey was able to confirm the accuracy of the DIRECTV churn data by verifying with the local cable provider that cable service was indeed available. Second, Ginsberg Lahey contacted local cable firms in zip codes that the data used by Dr. MacAvoy and Mr. Sidak suggested were not passed by cable. In the past two weeks alone, they discovered that at least 20 zip codes were in fact cable passed that the data indicated were not passed by cable.(114)

      97. While such findings raise questions about the data used by Dr. MacAvoy and Mr. Sidak, the point of the analysis is not to undermine the data collected by Warren. Rather, it is to highlight how difficult it is to identify cable passed areas. Given the substantial uncertainty involved with targeting non-cable passed households, it is not surprising that the two DBS firms have not tried to price discriminate against them in the past and why New EchoStar would likely not find it profit-maximizing to price discriminate against them in the future.

      98. Opponents of the merger have also dismissed the data on cable passed homes from Paul Kagan Associates ("Kagan"), a telecommunications consulting firm.(115) These commenters prefer the Warren data, which suggest significantly fewer households are passed by cable:(116) Commenters indicate that Warren finds that 92 million homes are



----------
(114) Ginsberg Lahey found that cable service was available in the following zip codes: 13635, 13690, 24649, 25040, 25205, 30045, 30297, 30127, 37191, 40165,
46175, 47145, 42085, 55783, 63966, 66040, 70577, 72073, 77561, and 77650. The
Warren database suggests that each of these zip codes is not passed by cable.

(115) See NRTC Petition to Deny at Paragraphs 9-32; Pegasus Petition to Deny at 15-18; National Association of Broadcasters Petition to Deny at 45-47; Sidak Declaration at Paragraphs 73-75.

(116) A number of commenters have suggested that the percentage of homes not passed by cable may increase in the future, since small, rural cable providers may be forced into bankruptcy. See, for example, Sidak Declaration at Paragraph 32 and Rubinfeld Declaration at Paragraph 39. These commenters cite a Credit Suisse First Boston report that looks at the poor economic health of many rural cable systems and suggests many will fail. See Credit Suisse First Boston, Natural Selection: DBS Should Thrive As the Fittest to Serve Rural America, October 12, 2001. However, these commenters ignore the section of the Credit Suisse report which states that "cable systems are constantly traded between MSOs in an effort to create cable clusters. As a result, some smaller systems may be acquired by larger MSOs that can justify digital video/cable modem passed by cable,(117) while the Kagan data suggest that 104 million homes are cable passed.(118) No commenter has provided any evidence that the Warren data are more accurate than the Kagan data, which the FCC has cited over the years as its source on the number of homes passed by cable.(119) In the end, the significant debate over the percentage of homes passed by cable is only relevant if New EchoStar is able to "find" the non-cable passed homes. As emphasized throughout this section, it is extremely difficult and costly to find such homes.

      99. In addition, even if the Warren (or Kagan) maps and data were accurate, it is not the case the cable franchise areas correspond to geographic designations such as DMAs, counties, or even zip codes. Thus, even if New EchoStar were to price differently based on the zip code of a customer, the zip code of a customer will not tell them precisely whether that customer is passed by cable or not. As argued above, if New




--------------------------------------------------------------------------------

investments in these systems as a means of maintaining competitiveness against DBS, even though the actual investment may be economically irrational in and of itself." In other words, even though rural cable providers may not be financially viable, rural households will continue to receive cable service. One such example comes from the recent experiences of Classic Communications, a rural cable provider. Classic filed for bankruptcy protection in November 2001. It did not, as commenters suggest, "go dark." See Rubinfeld Declaration at Paragraph 39. Rather, Classic "intends to continue to conduct business as usual, with no changes in service or pricing." It sold two of its subsidiaries - Universal Cable Communications, Inc. and Universal Cable Holdings - to raise cash. Classic intends to "emerge quickly from bankruptcy with a strong regional presence in its core markets of operation." See Classic Communications Press Release, "Classic Communications, Inc. to Restructure Operations Under Chapter 11; Company to Continue To Conduct Business as Usual," November 13, 2001. While rural cable firms may go bankrupt in the future due to competition, the evidence appears to suggest that rural customers will continue to have a cable option, as bankrupt companies sell their infrastructure to larger cable providers or restructure their own operations under the relevant bankruptcy laws.

(117) See Pegasus Petition to Deny at 3.

(118) Eighth Annual Cable Competition Report, Appendix B, Table B-1.

(119) See, for example, Eighth Annual Cable Competition Report, Appendix B, Table B-1. Kagan sends a questionnaire to cable operators and asks for the number of "homes passed" by each cable operator. Some commenters have noted that the definition of homes passed is "confusing" and "sometimes contradictory." The commenters point to a series of potential definitions, ranging from the number of homes for which "cable television is or can be readily available" to the number of homes that have "feeder cables in place nearby." See Sidak Declaration at Paragraph 75. Although the definition of homes passed does appear to be confusing, the broadest definition - the number of homes that have the potential for being connected to the cable system - appears to be the most appropriate.

EchoStar is often wrong about which customers receive cable, price discrimination may not be profitable.


VARIATIONS IN EQUIPMENT AND INSTALLATION PRICES CANNOT BE USED TO DISCRIMINATE PROFITABLY AGAINST NON-CABLED CUSTOMERS

      100. Programming prices are only one component of the price to a customer of receiving DBS service. Equipment and installation prices are another component of the total price of receiving the service. However, though there are temporary variations in this part of the price on a local level, it does not appear to be profitable for New EchoStar to attempt to use variations in this part of the price as a way to discriminate against non-cabled customers. As with programming, promotions and pricing on equipment are driven to a large extent by the need for DBS to remain competitive with cable and the fact the customers perceive an advantage for cable with respect to smaller upfront costs.

      101. EchoStar and DIRECTV rely heavily on national retail chains, such as Circuit City, Best Buy, Blockbuster, Sears, and Radio Shack for sales of their equipment. For example, national chains accounted for more than 50 percent of DIRECTV's retail equipment sales in 2001. These national chains also prefer to promote their products uniformly on a national basis, as this is the most efficient way for them to market their promotions. National retailers prefer to be compensated uniformly on a national basis, and therefore, any effort by New EchoStar to compensate them differently based on whether a customer is passed by cable would be resisted by the retailers. Indeed, national retailers would likely oppose any plan that imposes additional costs on them to identify which customers would be eligible for particular promotions based on the customers' residences. In addition, as with the programming discrimination discussed above, such a scheme would be subject to error since it is hard to identify precisely which customers are passed by cable.

      102. Retailers, particularly those that are independent, would be free to offer their own promotions and Dr. MacAvoy includes various examples of this happening in the past. (120) However, it is unlikely that such promotions could be used to harm consumers after this merger. First, retailers would be still competing with each other to make sales of New EchoStar equipment and this should discipline any attempt to discriminate against customers. Second, customers in non-cable passed areas have extensive access to the national retailers that sell DBS equipment.

      103. To analyze the extent to which households in areas not passed by cable had access to at least one national retailer, I used the same data utilized by Dr. MacAvoy and data from DIRECTV on the location of national retailers.(121) I examined the presence of national retailers in the areas that Dr. MacAvoy suggested had a high-proportion of non-cable passed zip codes.(122) In the maps presented by Dr. MacAvoy, I found that the average distance from towns without cable to the nearest national retailer was often less than 20 miles. For example, in Dr. MacAvoy's "Carolinas" region, the average distance from towns without cable to a national retailer was just 11.1 miles. For the towns without cable in his "Hoosier" region, I found that the nearest national retailer was an average of


----------
120 MacAvoy Declaration at Paragraph 20.

121 I included Blockbuster, Best Buy, Circuit City, Radio Shack, and WalMart in our analysis.

122 See MacAvoy Declaration at 12-25.

13.8 miles away. The evidence therefore suggests that consumers in non-cable passed areas will be able to take advantage of equipment and installation offers from these retailers, which are set on a national basis. Moreover, uniform national pricing by national retailers will minimize regionally differentiated DBS pricing by regional retailers. If a regional retailer in a rural area charges a higher price than the national price charged by national retailers, the regional retailer will lose sales to the national retailer.
If households did not have access to a national retailer, they could always take advantage of direct sales from New EchoStar, or could purchase their equipment over the Internet.

      104. Thus, though it is true that the video choices available to any particular consumer are dictated by the choices available in any particular area, it is still appropriate to analyze this merger in a national context. DBS prices are set nationally and driven by the need for DBS to compete with cable. Customers in non-cable areas benefit from this, as well as from the prices set for equipment and installation set by national retailers, which are also driven by the need to compete with cable.


CUSTOMER SERVICE DATA SUGGEST NO NON-PRICE DISCRIMINATION


      105. Some opponents of the proposed merger between EchoStar and DIRECTV have argued that New EchoStar would utilize non-price forms of discrimination. These opponents argue, for example, that New EchoStar would provide lower levels of customer service to subscribers in rural areas than in urban areas.(123) To test this



----------
123 See Robert Pitofsky, Testimony before the House Judiciary Committee, December 4, 2001, page 8, available at http://www.house.gov/judiciary/pitofsky_120401.pdf hypothesis, I analyzed DIRECTV's customer satisfaction survey to determine whether DIRECTV currently engages in any form of non-price discrimination. The results suggest that rural customers are just as satisfied with DIRECTV's overall service and customer service as non-rural customers.(124) For example, 90 percent of cable-passed households and 88 percent of non-cable passed households were either "very satisfied" or "satisfied" with DIRECTV's service, and 80 percent of both cable-passed and non-cable passed households reported that DIRECTV's customer service was "excellent" or "good." Such evidence provides support for the conclusion that the DBS firms do not use non-price discrimination today against rural (or non-cable passed) households.


VI.    CONCLUSIONS


      106. The proposed merger of EchoStar and DIRECTV offers the possibility of substantial efficiency improvements, especially in radio spectrum use, which would directly benefit DBS consumers by providing an expanded array of services (e.g., the provision of local broadcast programming to every DMA in the country, more High-Definition Television channels, more interactive services, and more specialized programming), and also benefit a broader number of consumers by increasing competition with the cable industry. The merger will also make the combined entity's satellite-based broadband service more competitive versus other high-speed Internet access technologies, thereby making it more likely that this satellite-based service will be



----------
124 I examined the satisfaction of customers in the largest 15 DMAs versus the smallest 100 DMAs, and households that reported that they were passed by cable versus households that reported they were not passed by cable.

adopted by residential consumers. These efficiencies are not available without the merger.

      107. Furthermore, the combined entity's national pricing will be driven by a weighted average of cable prices, with larger markets playing a more important role - that is, competition in larger, more competitive DMAs will likely be "exported" to smaller rural markets and non-cable passed areas. The nature of MVPD market competition makes it unlikely that a merger of EchoStar and DIRECTV would result in higher prices and lower output through either coordinated behavior among the participants in the MVPD market or unilateral behavior by the merged firm. Moreover, the efficiency improvements will also make New EchoStar a more effective competitor to cable providers than either company could be on its own, and could perpetuate a virtuous cycle of competitive innovation. The proposed merger of EchoStar and DIRECTV is thus in the public interest.

                                   BEFORE THE
                        FEDERAL COMMUNICATIONS COMMISSION
                             WASHINGTON, D.C. 20554


--------------------------------------------------
Application of

ECHOSTAR COMMUNICATIONS CORPORATION,
GENERAL MOTORS CORPORATION,
HUGHES ELECTRONICS CORPORATION

        Transferors,                                     CS DOCKET NO. 01-348

and

ECHOSTAR COMMUNICATIONS CORPORATION

        Transferee,

For Authority to Transfer Control



--------------------------------------------------




                      DECLARATION OF DR. RICHARD J. BARNETT
                                  ON BEHALF OF
               ECHOSTAR COMMUNICATIONS CORPORATION, GENERAL MOTORS
                 CORPORATION, AND HUGHES ELECTRONICS CORPORATION

                                EXECUTIVE SUMMARY

This Declaration addresses the technical arguments raised by NRTC, NAB and Pegasus in their recent Petitions in this proceeding.

Those Petitioners have attempted to show that both EchoStar and DIRECTV, operating as individual companies, could technically implement satellite systems that would provide local TV programming to all 210 DMAs without utilizing an unacceptably large number of their licensed full-CONUS DBS frequencies.

The claims made by these Petitioners are flawed for the following reasons:

1. Their capacity calculations rely on improvements in technology that are either (a) not yet available and unlikely to become available in the near future, or (b) impractical from a business perspective because they would require all subscribers to transition to new set-top boxes. Each of the proposed technological developments is addressed in this Declaration;

2. The new satellite designs that they propose are superficial concept designs only and have not been rigorously developed to establish their feasibility, cost, schedule or performance. In fact several key aspects of these satellite concept designs are demonstrated in this Declaration to be seriously in error to the point that they are simply not feasible. All predictions of capacity achieved and spectrum used by these new satellites are therefore seriously in error;

3. They do not give sufficient consideration of the need for more national programming channels in the future to allow for new types of services (such as HDTV) or expansion of existing services. They instead are intent on trying to demonstrate the capability to provide local TV programming at the expense of the future of national programming.

I.      QUALIFICATIONS

                1. My name is Richard Barnett. I am the President of Telecomm Strategies L.L.C., a Maryland company providing engineering consultancy services to a wide range of satellite projects and for many clients throughout the world. The principal consultants in the company, including myself, are all qualified engineers, and the company specializes in the technical design and technical regulatory aspects of satellite projects. My own personal experience is in the field of RF engineering, satellite communications system design and international satellite regulatory analysis. I have been working in the field of Direct Broadcast Satellite ("DBS") design since the early 1980s. My resume, is given in Appendix 1 of this Declaration.

II.     PURPOSE AND SCOPE OF STATEMENT

                2. I have been retained by the Applicants to review and comment on the technical aspects of the Petitions received in the EchoStar/Hughes merger proceeding. In particular I have focused on the Petitions received from NRTC, NAB and Pegasus, which are the only ones with significant technical content.(1),(2),(3) These three Petitioners have appended technical declarations to their petitions from Walter Morgan (for NRTC)(4), Richard Gould (for NAB)(5)


------------------------
(1) Petition to Deny by the National Rural Telecommunications Cooperative, February 4, 2002, CS Docket No. 01-348.
(2) Petition to Deny of National Association of Broadcasters, February 4, 2002, CS Docket No. 01-348.
(3) Pegasus Communications Corporation's Petition to Deny, February 4, 2002, CS Docket No. 01-348.
(4) Declaration of Walter L. Morgan in Support of Petition to Deny by the National Rural
and Roger Rusch (for Pegasus)(6) and these will be referred to throughout this document as the "Morgan", "Gould" and "Rusch" declarations respectively, or collectively as the "Petitioners".

III.    TRADE-OFF BETWEEN LOCAL AND NATIONAL PROGRAMMING

        3. One common theme in the Morgan, Gould and Rusch declarations is the preoccupation with the provision of local programming at the expense of national programming. In practice EchoStar and DIRECTV must take into account both types of programming and strike the appropriate balance between them in offering a competitive service to the public.

        4. In particular the two companies need to plan for the likely evolution of High-Definition TV ("HDTV") to the point where it becomes an essential national programming product with vast audience appeal. The recent technical innovations and price reductions of large-screen TVs, and the corresponding increase in their sales, are clear indicators that the public is heading in the direction where its demands for HDTV will increase exponentially over the coming years. At present it is only possible to accommodate one HDTV channel in each 24 MHz satellite transponder, although it is possible that this could increase to two HDTV channels per transponder with further technical innovations.

        5. The increased requirement for transponder capacity capable of carrying national programming is not limited to HDTV. Other areas of growth in programming include new


-------------------------------------------------------------------------------
        Telecommunications Cooperative, Exhibit O of Petition.
(5)     Declaration of Richard G. Gould.
(6)     Affidavit and Report of Roger J. Rusch, Attachment B to Petition.

national networks and additional pay-per-view, video-on-demand, interactive and educational channels.

        6. Therefore, EchoStar and DIRECTV must plan for a growth in requirements for transponders with the ability to provide national programming. The more of the scarce orbit-spectrum resource is used up for local programming the less is available to cater for this growth in national requirements. Each DBS operator has been licensed to use a limited amount of radio frequency spectrum and orbital slots and the operating companies must plan for the long-term. They must use their entire licensed spectrum as efficiently as possible, taking into account commercial realities and future growth in key areas of public demand.

IV.     SPECTRUM REQUIREMENTS FOR LOCAL PROGRAMMING

        7. The essence of the Petitioners' technical arguments is their claim that the carriage of all of the local programming in all 210 DMAs in the United States by each DBS company is technically feasible in the absence of a merger. However, what might be technically feasible is not necessarily commercially reasonable because of important operational and economic factors. One of the key aspects of this determination is an understanding of the number of licensed DBS frequencies that will be used up by the local programming, and that issue is addressed in this section, and indirectly in the remainder of this Declaration.

        8. The conclusions of the Petitioners are generally that all (or at least the vast majority) of the DMAs can be served with local programming (a total of around 1,500 TV channels) using an "acceptably" low number of DBS frequencies.(7) Here is a summary of their claims in this respect:

        9. NAB: Gould's assessment is that DIRECTV and EchoStar would require between 17 and 19 DBS frequencies each for local programming (out of a total of 46 full-CONUS frequencies licensed to DIRECTV and 50 full-CONUS frequencies licensed to EchoStar). Although not absolutely clear in this regard, Gould appears to be suggesting that this would require new satellites that differ in design from the planned EchoStar and DIRECTV spot beam satellites already under construction (or already launched). Gould goes on to suggest that the number of DBS frequencies required for local programming (and national programming) could be reduced using improved compression, modulation, coding, etc, but he does not give the resulting number of DBS frequencies that would, in his estimation, be then required for the local programming.

        10.     NRTC:   Morgan assumes for DIRECTV that both the DIRECTV 4S and
DIRECTV 7S spot beam satellites will each use six DBS frequencies for local programming, and that this can be supplemented by a new satellite that would use a further three DBS frequencies, making a total of 15 DBS frequencies. With all these DBS frequencies Morgan predicts that 187 of the 210 DMAs can be served with local programming by DIRECTV.



----------------------

(7) These conclusions are neither correct nor appropriate, and more details on this are given in

        11. For EchoStar, Morgan assumes that the EchoStar-7 and EchoStar-8 spot beam satellites will each use five DBS frequencies for local programming, and that this can also be supplemented by a new satellite that would use a further three DBS frequencies, making a total of 13 DBS frequencies. With all these frequencies Morgan predicts that 160 of the 210 DMAs can be served with local programming by EchoStar.

        12. Pegasus: Rusch initially indicates that each company could serve all 210 DMAs with local programming using only 16 DBS frequencies each, using technology similar to their current spot beam satellites, although this assertion by Rusch is not backed up by any specific analysis. Obviously aware of the critical need to reduce this number of DBS frequencies allocated to local programming (approximately one third of each provider's full-CONUS DBS capacity), he then goes on to develop an alternate approach which involves discarding the planned spot beam satellites already under construction (or launched) and assuming each company builds a satellite along the lines of his "super-satellite" design. With this design Rusch claims that the number of DBS frequencies required by each company for local programming will reduce to 12. The technical failings of the Rusch "super-satellite" are discussed in detail in
Section VII of this Declaration.

        13. The Petitioners are generally correct in their understanding that the number of DBS frequencies that can economically be assigned by EchoStar and DIRECTV to provide local programming must be minimized in order to keep it in economically reasonable proportion


--------------------------------------------------------------------------------
        subsequent sections of this Declaration.

to the number of DBS frequencies available for national programming. However, there are at least two fundamental problems with their conclusions, as follows:

        14. Problem #1: Where the Petitioners conclude that between 16 and 19 DBS frequencies should be allocated to local programming, these are still unacceptably high numbers in relation to the number of licensed full-CONUS frequencies available to each company (46 for DIRECTV and 50 for EchoStar). The remaining number of DBS frequencies available for national programming is insufficient for future growth in key areas of national programming that are and will become in demand. Furthermore, the costs to each company of operating so many local channels are excessive, as explained in the Declaration of Dr. Robert Willig which is also attached to Opposition of the Applicants.(8) By contrast, after the merger, the allocation of 16-19 DBS frequencies to local programming out of a pool of 96 full-CONUS frequencies leaves adequate capacity for adding new national programming into the foreseeable future. The economic burden of operating this number of local channels is also reduced when carried by the merged company. See Declaration of Dr. Willig.

        15. Problem #2: Where the Petitioners (Morgan and Rusch) propose exotic satellite designs to reduce the number of DBS frequencies consumed by local programming to what they consider to be an acceptable number (such as 12 in the case of Rusch), their satellite designs are simply not viable. The designs they propose are mere concepts, and rigorous

----------------------------
(8) See Declaration of Dr. Robert D. Willig on Behalf of EchoStar Communications Corporation, General Motors Corporation, and Hughes Electronics Corporation in CS Docket No. 01-358 (Feb. 25, 2002).

analysis of their performance is distinctly lacking. Apart from this, the implementation of such satellite designs (if they were possible) would create huge technical risk, unacceptably long delays before they could ever be brought into service, and carry very high and unacceptable costs. These issues are dealt with in more detail in Section VII below.

V.      TECHNICAL FACTORS AFFECTING CAPACITY

        16. In order to attempt to "squeeze in" as many local TV channels as possible, the Petitioners rely in part on certain technical innovations, which are addressed in the sub-sections below. In each of these technological areas they take existing reality and hypothesize a development that is either inappropriate (for example, in terms of the quality of service to the public), impractical (for example, requiring expensive changeover of all subscribers to new set-top boxes), or just simply impossible (such as the claims of DMA coverage and service).

V.1     COMPRESSION

        17. In the Joint Engineering Statement that was part of the Application it was stated that the normal compression ratio in use at that time was 10:1.(9) This is the level of compression achievable today which provides minimally acceptable TV picture quality - compression levels above this start to show unacceptable "digital artifacts" which can be very distracting to the

-----------------------
(9) This means that 10 TV channels can be combined and transmitted in digital format on a single 24 MHz bandwidth satellite transponder.

viewer.(10) The extent of the manifestation of these digital artifacts depends on the combined amount of picture detail and movement that exists for all the combined TV channels at any point in time, and is very difficult, if not impossible, to quantify. For example, if situations arise in which a lot of detailed picture changes are occurring simultaneously in a number of the TV channels that are being combined, then some of those channels will start to show these artifacts, typically in the form of the jerky movement of picture blocks across the TV screen. Subjective tests have shown users to be very intolerant of these picture degradations, and they need to be avoided to the maximum extent, consistent with efficient use of the transponder bandwidth.

        18. The Joint Engineering Statement went on to predict that, in the future, it is likely that this compression ratio might reach a level of 12:1, while still preserving acceptable picture quality. At the present time such performance is not possible for all types of TV programs, depending on their picture content. Despite this, both EchoStar and DIRECTV have been obliged to recently operate a small number of transponders carrying local TV channels with compression ratios up to 12:1. This has been necessary as a result of the need to comply with the SHVIA requirements for local TV carriage, and generally occurs in situations where it was necessary to put all the candidate TV channels in a particular DMA into the same transponder. Neither EchoStar nor DIRECTV are satisfied with the resulting picture quality in these


---------------------

(10) Recent upgrades to the software algorithms used by the compression systems did not achieve the anticipated levels of improvement expected. As a result, instead of achieving desirable video quality at 10:1 compression levels, the quality is only minimally acceptable. Based on these results, it is currently believed that the next major release of software algorithms will not afford any additional channel capacity, instead affording the opportunity to restore quality to the normal levels the customers have come to expect.

transponders as situations inevitably arise when the unwanted digital artifacts are apparent. In other words, operation at 12:1 compression ratio is an "evil necessity" in a small number of cases at the present time, and not a normal or desirable mode of operation.

        19. Petitioners clearly are unaware of the variety of demands on the raw bandwidth of a DBS transponder. They have assumed higher compression ratios in their analysis than is currently achievable from an operational DBS system with real requirements and limitations if high picture quality is to be guaranteed. Gould states that "The transponder capacity can be shown to be between 12 and 14 NTSC channels using standard methods of modulation."(11) Rusch states that "... 12 television signals can be transmitted on each frequency block ..."(12) Morgan states that his assumption in his analyses is "... a video compression rate of 12:1."(13) Their theoretical capacity estimates are grossly in error due to such optimistic assumptions about compression, as well as other erroneous assumptions addressed below.

        20. For example, Petitioners appear to have ignored that fact that approximately 20% of the available bandwidth on every transponder in the network is needed for non-video purposes. The compression systems require available "headroom" bandwidth within the overall bit stream within every transponder. This bandwidth is necessary for the systems to perform their compression and multiplexing functions and is unavailable for use by the satellite provider. Many channels also broadcast an alternate language audio channel in addition to the primary

----------------
(11)    Gould Declaration, page 7.
(12)    Rusch Declaration, page 5.
(13)    Morgan Declaration, page 4.

language, in support of bilingual viewers. Additionally, Dolby Digital (an enhanced audio format) is broadcast as a secondary audio source on many DBS channels, and it alone is equivalent to two normal audio channels, bringing the total for those channels to three equivalent audio channels. Furthermore, every transponder carries a set of data tables necessary to communicate critical information from the uplink systems to the individual set top receivers. This information is needed by the receiver to be able to understand which satellite a given program is located on, which of the multiple data streams within the transponder contains the video, which audio streams are associated with the video, whether the customer has appropriate rights to the video, and a host of other details elemental to the operation of a digital video system.

        21. Lastly, one transponder at every satellite location includes a complete Electronic Program Guide, as well as software downloads for every model of every receiver ever produced. One third of the available capacity of this "home" transponder is dedicated to supporting this application. As the size of the network and the number of customers grows, so does the bandwidth requirements on each and every transponder.

V.2     VIDEO CODING

        22. Both Rusch and Gould make strong statements about the future use of MPEG-4 video coding in place of MPEG-2, suggesting that the change to this coding standard would make dramatic further reductions in the data rate required for broadcast quality video signals, and hence increase the number of TV signals per transponder. Gould states that "Moreover, new generation algorithms such as MPEG-4 are being designed and implemented to provide even more digital compression than is available now with MPEG-2. With greater compression, the required data rates will decrease and the number of TV channels that can be supported on a single transponder will increase beyond the assumptions made above".(14) Rusch states that "For even greater gains, the recently adopted MPEG-4 standard can provide a reduction in data rates by a factor of two or three as compared to MPEG-2".(15)

        23. These statements demonstrate a popular misconception about the role and applicability of MPEG-4 to broadcast quality video transmissions. The fact of the matter is that MPEG-4 is currently designed to allow more effective video bit-rate reductions only for signals of a much lower quality than are transmitted to the public by DBS satellites. Applications intending to exploit MPEG-4 are therefore ones where data rate is severely limited and quality considerations are of secondary importance, such as video streaming over the Internet. For the quality required for DBS satellite transmissions, which is effectively "broadcast quality," MPEG-4 provides no reduction in required bit-rate compared to MPEG-2, and therefore cannot seriously be considered at the present time for use by EchoStar or DIRECTV for their conventional broadcast services.(16)

        24. Furthermore, the use of MPEG-2 allows for significant cost savings in

----------------
(14)    Gould Declaration, page 14.
(15)    Rusch Declaration, page 11, para. 39.
(16) There are long-term developments aimed at achieving broadcast quality encoding at 1 MBit/sec but it is not certain whether this will be MPEG-4 or a new evolving standard called H26L. Neither format is yet suitable to achieve such a low bit rate consistent with reasonable quality. At bit rates of 2 MBits/sec and higher there is very little difference in terms of picture quality between MPEG-2 and manufacturing receivers as compared to MPEG-4 and has greater economies of scale due to its widespread use.

        25. Finally, it should be noted that a transition to MPEG-4 would require all new set-top boxes, with negligible, if any, revenue or capacity benefit.(17)

V.3     MODULATION AND CODING

        26. Currently both EchoStar and DIRECTV use QPSK for their satellite transmissions. This has been, and remains, the right choice from the point of view of spectral efficiency, satellite power requirements and ease of implementation in the user equipment.

        27. However, Gould proposes that EchoStar and DIRECTV's current QPSK transmissions be replaced by 8PSK or even higher order modulation transmissions. Gould's justification for this is "Modern spacecraft are capable of providing the greater power that is needed in order to achieve the higher spectral efficiency afforded by 8PSK modulation discussed earlier, and by other, higher-order, modulation methods ...".(18) Rusch similarly proposes the change from QPSK to 8PSK, also citing the relative ease of generating additional power on the satellite as justification. Such comments, however, ignore the fact that satellite power is always at a premium, and therefore its efficient use cannot be so easily dismissed as Gould and Rusch have done. The requirement to generate between 30% and 50% more RF

--------------------------------------------------------------------------------
        MPEG-4.
(17)    Transition issues where new set-top boxes are required are addressed in
        Section V.3.
(18)    Gould Declaration, page 13.

power, as might be required for the use of 8PSK, could have the effect of increasing the satellite platform DC power requirements from typically 10 kW to between 13 and 15 kW. Such an increase would have considerable impact on the satellite and launch vehicle costs, and reduce the scope of potential spacecraft suppliers and platform products.

        28. Both Gould and Rusch separately promote a change in the coding of the EchoStar and DIRECTV transmissions to make use of the latest turbo coding techniques. However, Rusch in particular creates a false impression here that turbo coding, in and of itself, will make dramatic improvements to the spectral efficiency of the DBS satellites. He states "One method of increasing channel capacity or throughput is called turbo coding. This method is currently being used on some satellite services to improve the signal robustness (lowering the required Eb/No) substantially, by as much as a factor of two. This could double the effective channel capacity."(19) This proposed doubling of the channel capacity by the use of turbo coding is simply not the case when applied to the existing satellite transmissions used by EchoStar and DIRECTV, because of the coding levels already in use. Turbo coding merely improves the signal's robustness without as much coding overhead as would be required with conventional coding. It does not affect the spectral efficiency directly.

        29. While the combined use of 8PSK and turbo coding might be an attractive alternative to QPSK and conventional coding for new systems, and result in an overall spectral efficiency improvement on the order of 30%, depending on the conventional and turbo coding

----------------
(19)    Rusch Declaration, page 10, para. 35.

levels employed, further tests are necessary before it can be confirmed that the existing satellite transponder frequency response and linearity specifications are sufficient for this new modulation and coding scheme. Operation in a self-interference environment, such as a spot-beam satellite where spatial frequency re-use is employed between multiple spot beams, also needs to be investigated further before such a new scheme can be relied upon. In the context of EchoStar and DIRECTV's current operations, however, any such change would require new (and more expensive) set-top boxes for all subscribers if it were to be applied to both the local and national programming channels. Evolutionary transition schemes, as suggested by Rusch, will only address a relatively small percentage of the subscribers. (20) At some point in time, the entire population of viewers must get new set-top boxes installed before the main (national) channels in the system are transitioned to the new modulation and coding scheme.

V.4     ADMINISTRATIVE CHANNELS

        30. In assessing the TV channel capacity of the EchoStar and DIRECTV satellite systems, it is important to note that some channels are required to carry "administrative" information and data to the subscribers. Not all "available" channel capacity can be used to transmit revenue-generating TV programs. The administrative channels are used for "TV Guide" information as well as data communications to the subscribers' set-top boxes. This matter is also addressed in Section V.1 above.

--------------------------------------------------------------------------------
(20)    Rusch Declaration, page 11, para. 39.

V.5     BEAM COVERAGE AND EFFECT ON CAPACITY

        31. All of the Petitioners, either directly or indirectly, make assumptions about the spot beam coverage of the satellites. In the case of Morgan, he addresses both the existing (and under construction) satellites, as well as his proposed additional spot beam satellites. In the case of Rusch and Gould, they address only new satellite designs. The spot beam coverage of these satellites is the key to determining their capacity, in terms of local TV channels in the various DMAs. None of the Petitioners has adequately addressed this issue in their technical submissions.

        32. Designing the beam coverage for local programming to the defined DMAs is a very challenging exercise. The DMAs are not conveniently sized or located in a way that is amenable to optimum coverage by satellite. Inevitably, compromises have to be made, and the resulting performance, in terms of the number of DMAs served, falls far short of the ideal. There are several reasons for this, as follows:

        33. DMA size and shape: The DMAs vary widely in their geographic size, depending on their population densities, and they are irregularly shaped (see Figure 1 below). By contrast the easiest spot beams to generate, from the satellite design and performance perspective, are ones that are circular as viewed from the satellite. There are also severe limitations on how small the spot beams can be made, and it is preferable by far to maintain a constant, or near-constant, spot beam size if possible. The inevitable result of all these constraints is that spot beams on DBS satellites are made to be relatively large compared to the smaller DMAs, and therefore each one encompasses several DMAs, or at least parts of several DMAs. The beams are also often too small to encompass the largest DMAs. In the example shown in Figure 1 the spot beam is the -3 dB contour of a beam generated with a 3 meter satellite antenna reflector. Note that it covers two adjacent DMAs completely, but only parts of some other DMAs in the vicinity.

              Figure 1: Example of DMAs in Eastern part of the USA

                                     [MAP]

        34. Relative priority and geographic location of the DMAs: To re-use the same frequencies between spot beams requires that those spot beams are spaced a certain distance apart. Unfortunately, the DMAs to be given higher priority for coverage are not conveniently spaced the required distance apart, and so the ideal frequency re-use cannot be achieved.

        35. Numbers of local TV channels to be carried for each DMA: There are a certain number of TV stations associated with each DMA and all of these are potential candidates for carriage under SHVIA rules if any one of them is carried. Therefore it is necessary to serve, within a single beam, an aggregate number of channels that just fills the allocated number of transponders (e.g., one or two per beam). This may mean that, although a beam provides coverage of a particular DMA, there may be insufficient capacity in the allotted number of transponders to actually provide service to all of the TV channels required by that DMA. In that case, the DMA cannot be served at all by that beam.

VI. CAPABILITY OF ECHOSTAR AND DIRECTV SATELLITES ALREADY LAUNCHED OR UNDER CONSTRUCTION

        36. In this section I address the claims made by Morgan concerning the amount of local programming that could be carried with the four spot beam satellites already launched or under construction by EchoStar and DIRECTV.(21,22)

        37. In the time available since the Petitions were filed with the FCC it has not been possible to replicate the detailed analysis presented by Morgan. Although Morgan has endeavoured to describe an objective methodology for his analysis, he admits that certain of his steps involved him making subjective determinations. For example, he states that "... the assignment (if capacity was available) was made in concert with the other demands in


----------------
(21) These spot beams satellites are EchoStar-7, EchoStar-8, DIRECTV D4S and DIRECTV D7S.
(22) Only Morgan provides an analysis of the number of local TV stations (and DMAs) that he believes could be carried by the existing spot beam satellites (including those under construction). Rusch and Gould both hypothesize only about future new satellite designs when addressing overall local TV channel capacity.

each beam ..."(23), but he doesn't define what those demands are. Elsewhere he states "... I made educated decisions as to how the beams and frequencies could be used ..."(24). Therefore, Morgan's results cannot necessarily be replicated without full knowledge of some of the decisions he was forced to make as he progressed in his analysis. But more importantly, Morgan's results cannot be completely accurate as he made certain assumptions that are not consistent with the actual design of the spot beam satellites. For example, he assumed that DIRECTV 7S would use six DBS frequencies for local spot beam service whereas in fact it is designed to use only four DBS frequencies.

        38. Despite the inevitable inaccuracies in Morgan's analysis, his conclusions, in terms of the combined capacity of the DIRECTV 4S and DIRECTV 7S spot beam satellites, are relatively accurate. However, in the case of the EchoStar-7 and EchoStar-8 spot beam satellites, his conclusions regarding local channel capacity are considerably higher than the actual satellites are known to be capable of, and the reasons for this are not yet clear.

        39. In any event, when Morgan proceeds beyond estimating the capacity of the current satellites, he makes assumptions that are seriously in error. These relate to the design of his additional satellite, which he assumes would require only three additional DBS frequencies (see more details of this in Section VII below). He claims, for example, that the three additional DBS frequencies on his third satellite for DIRECTV can be used, in conjunction with


----------------
(23)    Morgan Declaration, page 9.
(24)    Morgan Declaration, page 11.

DIRECTV 4S and DIRECTV 7S, to provide full local programming service to a total of 187 DMAs.

        40. It should also be pointed out that Morgan's analysis is based only on considerations of the available spectrum, and it does not consider in any way the important economic factors that are relevant to the provision of local TV service in the different DMAs. This is in fact one of the main drivers in deciding which DMAs can be served, and is addressed in the Declaration of Dr. Willig.

VII.    POTENTIAL NEW SATELLITE DESIGNS PROPOSED BY PETITIONERS

        41. All three Petitioners propose, in one way or another, new satellite designs that they claim will enable the full complement of DMAs to be served. Each Petitioner takes a different approach to this problem:

        42. Gould: Although Gould does not provide details of a new satellite design, his argument is essentially that the available spectrum could be used, with a suitable new satellite design, and other changes to the system, to serve all 210 DMAs. Because of his lack of specific design detail he is forced to estimate the capacity of the new satellite by using capacity related parameters derived from the design of the existing (and under construction) spot beam satellites. In this regard, he assumes that the average frequency re-use of the spot


--------------------------------------------------------------------------------
beams, for all 210 DMAs, is 7.33.(25) This level of re-use is derived from the DIRECTV 4S satellite design, which serves only 41 DMAs. This same level of re-use cannot be maintained if more DMAs are served by adding spot beams because, as indicated above, the DMAs are not conveniently located or sized to suit the spot beam re-use pattern. Therefore the average frequency re-use will become progressively less as more spot beams are added and more DMAs are served. Without going through a detailed and complex spot beam satellite design exercise it is impossible to quantify what average frequency-re-use factor could be achieved.

        43. Rusch: Rusch proposes a single dedicated local TV broadcast satellite that employs 58 spot beams (16 large and 42 small), with 12 transponder frequencies in use and an average of 9.33 times frequency re-use to achieve a total capacity, using 8PSK modulation, of 1792 TV channels. This number of channels is presumed to be sufficient to provide the 1475 local TV channels to the 210 DMAs allowing for the DMA "edge effects". 26 This new satellite is presumed to replace the existing spot beam satellites already launched or under construction. Because of the use of two sizes of spot beams on this new satellite, and the inevitable self-interference between them, an interference cancellation technique is proposed. To reduce the number of uplink sites to six the system uses on-board processing. This design is


----------------
(25) In fact, Gould states on page 4 of his Declaration that the frequency re-use could be as high as 10 or greater. There is no basis for such an assertion, and the exercise of going through the detailed design of a spot beam satellite for service to all of the DMAs would demonstrate that such a high level of average frequency re-use is far from achievable.
(26) Rusch uses the term "edge effects" to describe the fact that the available channels do not fit conveniently into transponders to achieve the required number of channels in the required beam for the DMAs. Rusch assumes that a factor of 20% is sufficient for these "edge effects", but there is no basis for this number. In practice the factor may need to be much greater than 20%, depending on the specifics of the design.

not viable for a number of reasons, which are addressed in detail in the following sub-sections.

        44. Morgan: Morgan proposes that each company should build another spot-beam satellite that complements its existing (and soon to be launched) spot beam satellites in order to provide local TV service to additional DMAs. In the case of DIRECTV the total number of DMAs that Morgan asserts could then be served would be 187, and for EchoStar the number is 160. These new satellites each use only three additional DBS frequencies, and either 50 beams (EchoStar) or 46 beams (DIRECTV). They are intended to achieve a high level of frequency re-use (17:1 for EchoStar and 15:1 for DIRECTV). Again, such as design is not viable for the reasons noted in the following sub-sections.

VII.1   SPECIFIC TECHNICAL PROBLEMS WITH THE PROPOSED DESIGNS

        45. In this section I will explain why the proposed new satellite designs of Rusch and Morgan are flawed, and the performance levels claimed could never be achieved in practice. These proposed designs are concepts only - they have not been through the scrutiny of a real design by companies that manufacture satellites - and we are confident that if these designs were ever explored in detail with a view to actual implementation then their predicted performance levels (or even feasibility) would change dramatically.

VII.1.1 REALIZATION OF THE SPOT BEAMS

        46. Rusch proposes spot beams that are significantly smaller than those used on any of the DIRECTV or EchoStar spot beam satellites. The smaller the spot beams the larger the antenna reflectors on the satellite, and Rusch states that his design requires a 6 meter reflector. This compares with the antenna reflectors on the existing (and under construction) DIRECTV and EchoStar spot beam satellites, which have maximum antenna reflector dimensions as follows:

        DIRECTV 4S:             2.8 meters
        DIRECTV 7S:             3.5 meters
        EchoStar-7:             2.7 meters
        EchoStar-8:             2.8 meters

        47. Accommodation of the antenna reflectors on the satellite is a major driver in the overall satellite design. Large reflectors can be very difficult to accommodate within the physical envelope of the launch vehicle, and create other stability problems for the satellite's attitude control system. Although larger antenna reflectors have been used on some commercial satellites (e.g., ACeS, Thuraya), these satellites have operated at much lower frequencies where unfurlable mesh antennas can be used. At the Ku-band frequencies used for DBS by EchoStar and DIRECTV the satellite antenna reflectors must be solid surfaced reflectors, and so accommodation of reflectors larger than about 3.5 meters requires breaking the reflector into smaller pieces that are then hinged together. Such an approach is expensive, high-risk, and suffers poor sidelobe performance. The latter problem is particularly important for a multi-beam design with spatial frequency re-use, as it increases the self-interference within the system.

        48. Not only is the size of an individual satellite antenna reflector of critical importance, but the number of such reflectors is equally important. The more large reflectors there are on the satellite the greater the problems in configuring them in a manner that orientates them in the right directions relative to the feed positions, not to mention the additional antenna stowage and deployment problems. Both the Rusch and Morgan designs are based on an array of contiguous beams, and such an approach requires multiple reflectors in order to achieve the sidelobe performance necessary to reduce self-interference (from co-frequency, spatially separated beams) to an acceptable level. Typically, in these designs, the geographically adjacent beams will not be generated from the same antenna reflector, as otherwise the antenna feed performance has to be compromised and the sidelobe performance suffers. Therefore, a contiguous spot beam design will require at least three reflectors to generate an array of high performance beams. In the case of the Rusch design this number could be as high as six reflectors, because of the use of two different sizes of beams. In this case three smaller reflectors would be needed to generate the array of larger beams.

        49. In conclusion, the antennas required in the Morgan and Rusch satellite designs could not be accommodated on a single spacecraft. No commercial satellites have been flown with such large numbers of large solid reflectors operating at Ku-band frequencies. The Petitioners do not seem to have given any consideration to this fundamental failing in their designs.

        50. Another problem that is exacerbated by the use of smaller beams, as is used in the Rusch designs, is the antenna pointing error. All satellite antennas are subject to pseudo random pointing errors and perturbations. On large beams the effect of this mispointing is insignificant. However, as the beam size becomes smaller, the relative effect of the mispointing increases. In the case of a 0.3(degrees) spot beam, as proposed by Rusch, the typical pointing error could be typically 0.12(degrees), which means the beams may be pointing anywhere within 0.12(degrees) of the nominal pointing direction.(27) This has the effect of reducing the guaranteed service area of the beam to only 0.06(degrees) (i.e., 0.3(degrees) minus 2 x 0.12(degrees)). In other words the useful beam area becomes exceedingly small and effectively useless for a local programming type of service.(28) Furthermore, the antenna pointing error will cause increased interference between spatially separated beams, if they are generated by different antenna reflectors that are prone to uncorrelated pointing errors. In this case, a co-frequency beam would appear to be closer to another beam operating at the same frequency than the nominal pointing directions would indicate, and the self-interference would be correspondingly increased. Again, neither Rusch nor Morgan even mention antenna pointing errors in relation to their proposed designs for new spot beam satellites. In particular, Morgan has ignored these effects when calculating the DMAs served by his spot beam design.

VII.1.2   SELF-INTERFERENCE

        51. Whenever frequency re-use is employed in a satellite there is the potential for


----------------
(27) This amount of pointing error is typical of open-loop designs. If sophisticated closed-loop RF sensing is employed, the pointing error could be reduced to 0.05(degrees), but this performance would be very difficult, if not impossible, to maintain across the whole array of spot beams.
(28) For DBS the users are stationary and the satellite beams are assumed to be stationary. Only in this way can a subscriber's receiver rely on receiving signals according to a fixed frequency plan. This is very different from, for example, an MSS (Mobile Satellite Service) system, such as ACeS, Thuraya, GlobalStar or Iridium, where the users are assumed to be moving across the boundaries between beams, and the transmission scheme and frequency plan allows for the subscriber terminal self-interference. The higher the amount of frequency re-use the greater the risk of unacceptable levels of self-interference. This is particularly important if higher order modulation schemes (such as 8PSK or higher) are to be employed in the system, as these require higher C/(N+I) (carrier to noise+interference ratio) performance than if conventional QPSK is used.

        52. In a spot beam satellite design, where spatial frequency re-use is employed (as is the case with the EchoStar and DIRECTV spot beam satellites as well as the Rusch and Morgan designs), great care must be taken to ensure that the co-frequency beams are sufficiently far apart that they do not interfere with each other. When the spot beams are a contiguous array, as in the case of both the Rusch and Morgan designs, a frequency re-use scheme must be established that avoids co-frequency operation in immediately adjacent beams.

        53. Rusch employs a four-frequency group scheme, which means that the available spectrum is divided (not necessarily equally) into four parts, and each part is then assigned to one of a set of four contiguous beams. This same assignment is then continued across the whole array of beams to ensure that the maximum beam isolation is achieved. This is shown in Figure 2 where a section of an infinite array of beams operating with a four-frequency group scheme is shown. (Note the proximity of the nearest co-frequency beam is one complete beamwidth away and that there are four co-frequency beams that are this same distance away.) All these beams, as well as those further away, contribute to the interference experienced in the center beam. To maintain the aggregate interference to an acceptably low level, the sidelobes of these


--------------------------------------------------------------------------------
        to be frequency agile and capable of switching seamlessly between beams.

co-frequency beams must be maintained to a very low level in the directions of the center beam (as well as other co-frequency beams).

                  FIGURE 2: FOUR-FREQUENCY GROUP RE-USE SCHEME

                                    [GRAPH]

        54. Morgan, on the other hand, uses an even more aggressive approach, presumably to keep the number of channels used by his spot beam satellite design to only three. In his design, a three-frequency group scheme is used, as shown in Figure 3. Note that with this scheme the nearest co-frequency beam is now closer than it was with Rusch's design, and there are now six co-frequency beams spaced this same distance away. The result of this is that the self-interference levels are even higher with this three-frequency scheme than with the four- frequency scheme.

                  FIGURE 3: THREE-FREQUENCY GROUP RE-USE SCHEME

                                    [GRAPH]

        55. Experience in the design of spot beam satellites, however, has shown that the theoretical four-frequency and three-frequency re-use schemes are impractical in many cases because the aggregate self-interference is unacceptably high. Instead system designers have resorted to schemes with less spatial re-use, such as seven-frequency re-use schemes. Such a scheme is shown in Figure 4. Note that the nearest co-frequency beam is almost two full beamwidths away and there are still only six such beams in the immediate vicinity. The self- interference with a scheme like this is much less than with the three or four-frequency schemes proposed by Morgan and Rusch.

                  FIGURE 4: SEVEN-FREQUENCY GROUP RE-USE SCHEME

                                    [GRAPH]

        56. Therefore it is extremely unlikely that the spot beam designs and frequency re-use schemes proposed by Rusch and Morgan will work in practice, as they would exhibit extremely high self-interference levels. As mentioned above, high self-interference is incompatible with the use of high order modulation schemes (such as 8PSK and higher) as proposed by Rusch, Morgan and Gould.

        57. Finally, the self-interference problem is made much worse when a mix of spot beam sizes is employed, as proposed by Rusch. In these cases the small spot beams suffer greater interference from the large spot beams unless they are given additional geographic separation. The Rusch design does not provide this additional separation, but rather resorts to a flawed interference cancellation technique that is addressed in the next section.

VII.1.3   INTERFERENCE CANCELLATION

        58. Rusch rightly points out that his mix of large and small spot beams, in a contiguous spot beam array, will result in unacceptable levels of self-interference. To overcome this problem Rusch proposes the use of "... an accepted technique known as "signal nulling" or "signal cancellation." This technique involves deliberate (directional) coupling of a small part of the signal from the interference beam into a beam location where the interference would otherwise occur. Since the same signal appears in two beams, a user on Earth receives the same signal from two sources."(29) Unfortunately, this scheme will simply not work.

        59. The interference cancellation technique proposed by Rusch is not an "accepted technique" in any sense, at least in the commercial satellite world. It has never been employed in direct broadcast TV satellites. It may have limited applications in very specialized government satellite systems, but it cannot produce interference-free operation across the service area of the beam. At best it will cancel the interference over a relatively small swath of the beam, but it will in fact increase the interference in other parts of the beam.

VII.1.4   FREQUENCY RE-USE FACTOR

        60. A high frequency re-use factor in a spot beam satellite is the key to maximizing the capacity with the minimum usage of spectrum. EchoStar-7 re-uses the same frequencies five times in its spot beam design. DIRECTV 4S re-uses the frequencies an average of 7.33 times across its beams. Both Rusch and Morgan push this parameter to impractical levels, taking into account the DMA service areas and necessary spot beam characteristics. Rusch proposes a re-use factor of
9.33 and Morgan proposes a re-use factor of 15 times for his DIRECTV design and 17 times for his EchoStar design. In reality, the ability to achieve a high frequency re-use factor is constrained by practical limitations on the design and layout of the spot beams and how this relates to acceptable levels of self-interference, and this is addressed in more detail in Sections V.5 and VII.1.2.

        61. Neither of these Petitioners shows the necessary justification to support such high frequency re-use factors. To adequately do this they would have to demonstrate that the levels of self-interference are at an acceptably low level, taking account of realistic antenna sidelobe performance and antenna pointing errors, as well as the actual antenna configurations that they propose (single or multiple reflectors, reflector mountings, etc). Without this their claims of frequency re-use are baseless.

VII.1.5   ON-BOARD PROCESSOR

        62. Rusch proposes the use of an on-board processor with at least 71 active 16-QAM on-board demodulators, each operating at approximately 100 MBits/sec. This would be


--------------------------------------------------------------------------------
(29)    Rusch Declaration, Exhibit C, page 16, para. 27.

the first direct broadcast satellite to employ such a device, and would be a huge technological step for this type of application.

        63. Although on board processing is technically feasible, the inclusion of an on-board processor of the type described by Rusch would negatively impact a satellite project in the following ways:

        - High development, manufacturing and testing costs, probably in excess of $50 to $100 million, and possibly much more;

        - Long program schedule, adding at least two years to the normal satellite schedule, and possibly more;

        - Large demands on the spacecraft platform (or "bus"). The on-board processor would be large, heavy, consume significant electrical power and dissipate large quantities of heat. All of these factors will place additional demands on the spacecraft platform, and lead to a very large and expensive satellite;

        - High risk. Such a crucial item of equipment could result in a catastrophic failure of the satellite if it should fail. Such a risk is significant and likely to be unacceptable to a DBS operator.

        64. Rusch's claims that "Implementation of a full local-into-local service would require two or three years for design, construction and launch of appropriate new satellites"(30) is therefore completely incompatible with his proposal to include the on-board processor that he describes.


----------------
(30)    Rusch Declaration, page 8, para. 23.

VII.1.6   PAYLOAD CAPABILITY OF CURRENTLY AVAILABLE SPACECRAFT PLATFORMS

        65. Rusch implies that his "1475" design can be accommodated on a readily available spacecraft platform, but no evidence is presented to support this point. Based on my initial calculations, using the limited amount of information available concerning Rusch's design, it far exceeds the payload capability of current platforms, and therefore would require the development of a large new spacecraft.

        66. Morgan does not present any evidence to demonstrate that his design will fit onto any available spacecraft.

VII.2   UNACCEPTABLE TECHNICAL RISK

        67. The satellite design proposed by Rusch is too complex and requires significant advances in the state of the art for operators such as EchoStar and DIRECTV to consider using. Its novel on-board processor and interference cancellation techniques are fraught with potential problems, including high costs, long program schedules, and the risk that they will not work. The spot beam design has not been shown by Rusch to be viable in terms of self- interference, or the ability to actually serve the territories of the DMAs with the TV channel capacities required.

        68. The additional technical risk introduced by Rusch's design also would severely impact the insurability of the satellite, or result in insurance costs that are commercially unacceptable.

VII.3   DELAYED SCHEDULE FOR IMPLEMENTATION

        69. As mentioned in Section VII.1.5 above, Rusch's claims that " Implementation of a full local-into-local service would require two or three years for design, construction and launch of appropriate new satellites " is not consistent with the satellite design that he suggests. If the satellite he suggests were to be designed and built, it would likely be between four and five years, if not more, before service could begin once a decision to proceed was made. This assumes that ways could be found to overcome the technical problems in his design that are addressed in Section VII.1 above.

        70. Such an extended schedule is incompatible with the objectives of EchoStar and DIRECTV, which is to provide high quality programming and a range of TV broadcast services to the public in a timely manner.

VII.4   UNACCEPTABLE COSTS

        71. Rusch's claims that "The new satellites would cost approximately $250 million each (satellite, launch vehicle and insurance). In addition, there would be the need for four-to six additional uplink Earth stations that should cost approximately $30 million in total capital costs".(31) This estimate is much too low for the system design he proposes. In particular:


----------------
(31)    Rusch Declaration, page 8, para. 23.

        - A satellite with on-board processing, and the antenna configuration required for his proposed spot beam design, would likely cost in excess of $400 million; and

        - The additional uplink earth stations, and associated ground equipment for the off-air reception and backhaul of the local TV channels, would likely cost in excess of $100 million, taking into account the transition to 8PSK and the higher levels of compression.

        72. Furthermore, it should be noted that both EchoStar and DIRECTV have already committed to building and launching their spot beam satellites, and these costs cannot be recouped. These entire investments would be wasted if the companies were to attempt to build the proposed Rusch satellite design. Rusch suggests that the existing EchoStar and DIRECTV spot beam satellites that have not yet been launched could be modified to achieve the capability of his proposed new satellite, and states that "We would estimate that these modifications would require no more than 18 months and cost $10-$20 million".
(32) Although difficult to quantify at this stage, bearing in mind the advanced stage of construction and testing of EchoStar-8, Rusch's number is a gross underestimate, and the likely cost, if it were even feasible, would be in excess of several hundreds of millions of dollars per satellite. The schedule impact would also likely be well in excess of 2 years.


----------------
(32)    Rusch Declaration, page 8, para. 24.

                                                                      APPENDIX 1

                        RESUME FOR DR. RICHARD J. BARNETT

Dr. Barnett graduated from Southampton University (UK) in 1973 with a B.Sc.
(Hons) degree in Electronic Engineering, and from the same university in 1977 with a Ph.D. degree based on research into computer modeling of microwave devices.

He then worked in the research and development laboratories of the Plessey Company and the Independent Broadcasting Authority in the UK before moving to France in 1981. There he was employed by Thomson-CSF in Paris as the payload systems engineer on the Scandinavian Tele-X satellite before joining EUTELSAT where, as operations engineer, he was responsible for the operational planning of the EUTELSAT satellites for all TV applications.

In 1982 he returned to the UK and joined British Aerospace where he held a variety of engineering management positions during the period 1982 to 1990, all involved with the communications engineering and associated regulatory aspects for future commercial satellite communications projects. Dr. Barnett came to the USA in 1990 as the Vice President of Engineering for Asia Pacific Space & Communications (a company affiliated to Orion Satellite Corporation).

Since 1991 Dr. Barnett has been President of Telecomm Strategies LLC - an international satellite communications consultancy company specializing in the technical design and technical regulatory aspects of satellite projects including national licensing and international (ITU) frequency registration and coordination of satellite systems. In the domestic US arena he has chaired several US industry working groups that have developed consensus positions relating to Ka-band GSO/FSS, including the 1st round Ka-band orbital assignment plan, Ka-band blanket licensing rules and the preparation of US ITU filings for Ka-band and V-band satellite networks. In the ITU forum he is a participant in the groups related to satellite communications, particularly Working Party 6S and Working Party 4A, as well as the World Radio Conferences. He regularly participates in international frequency coordination meetings on behalf of various satellite operators, involving systems at S, C, X, Ku and Ka-bands.


                                      A1-1

                       CERTIFICATION OF PERSON RESPONSIBLE

                      FOR PREPARING ENGINEERING INFORMATION


        I hereby declare under penalty of perjury that I am the technically qualified person responsible for preparation of the engineering information contained in the foregoing submission, that I am familiar with Part 25 of the Commission's rules, that I have either prepared or reviewed the engineering information submitted in this pleading, and that it is true and correct to the best of my knowledge and belief.






                                                       /s/
                                                --------------------------------
                                                Richard J. Barnett, PhD, BSc
                                                Telecomm Strategies, L.L.C.
                                                6404 Highland Drive
                                                Chevy Chase, Maryland 20815
                                                (301) 656-8969


Dated:  February 25, 2002

                                   BEFORE THE
                        FEDERAL COMMUNICATIONS COMMISSION
                             WASHINGTON, D.C. 20554



-------------------------------------------

Application of

ECHOSTAR COMMUNICATIONS CORPORATION,
GENERAL MOTORS CORPORATION,
HUGHES ELECTRONICS CORPORATION

       Transferors,                                     CS DOCKET NO. 01-348

and

ECHOSTAR COMMUNICATIONS CORPORATION

       Transferee,

For Authority to Transfer Control

-------------------------------------------

                       DECLARATION OF MR. ARNOLD FRIEDMAN
                                  ON BEHALF OF
              ECHOSTAR COMMUNICATIONS CORPORATION, GENERAL MOTORS
                CORPORATION, AND HUGHES ELECTRONICS CORPORATION

I. QUALIFICATIONS

        1. My name is Arnold Friedman. I have been involved in the telecommunications industry for over 20 years and am intimately familiar with the design and operation of satellite systems that operate in the Fixed Satellite Service (FSS) and the Direct Broadcast Service (DBS), as well as the use of satellite capacity to provide broadband service to businesses and residences. I hold a Bachelor of Science in Engineering from the University of Pittsburgh (1978).

        2. For sixteen years, I was employed by Lockheed Martin Corporation, where I served as a Special Director, Telecommunications, and as a Chief Systems Engineer. In those capacities, I successfully directed complex projects for the development of satellite technology. I also led a team that created the Astrolink Ka band broadband satellite project. Among other things, I developed the initial architecture of the Astrolink system and determined its spectrum requirements.

        3. For four years, I served as Vice President, Ventures, at Space Systems/Loral. In that capacity, I was responsible for directing the analysis of potential telecommunications investments and new services in the United States and around the world. I also was responsible for over $1 Billion in sales to telecommunications service and broadcast companies, and was instrumental in system architecture design, pricing and financing strategies.

        4. More recently, I was a founder, and served as the President, of ProntoCast Services, LLC, which was formed to provide new consumer telecommunications services via satellite, including content delivery to homes and Internet devices. Currently, I am advising a number of companies on the deployment of broadband services to businesses and consumers and on the design of their system architectures.

II. PURPOSE OF STATEMENT

        5. I have been asked by EchoStar Communications Corporation, General Motors Corporation, and Hughes Electronics Corporation to reply to certain comments submitted to the Federal Communications Commission (FCC) in opposition to the proposed merger between EchoStar and Hughes Electronics Corporation. Among other things, I respond to the declaration submitted by Walter L. Morgan and the affidavit submitted by Roger J. Rusch.(1)

III. THE BROADBAND SATELLITE MARKET

        6. There are two U.S. companies that provide two-way satellite-based broadband services to residential consumers today through Ku-band spacecraft: Starband Communications Inc., which offers its Starband service, and Hughes Network Systems, Inc. (HNS), which offers its DIRECWAY(TM) service (formerly also known as DirecPC). Each company offers its consumer service through a network of distributors.

        7. DIRECWAY(TM) and Starband have achieved a much lower broadband service residential subscriber base than cable operators or DSL operators have been able to achieve. As of January 2002, DIRECWAY(TM) had obtained only about 100,000 residential and small business subscribers, while Starband had obtained only about


----------
(1) Declaration of Walter L. Morgan, Exhibit O to Petition to Deny of the National Rural Telecommunications Cooperative, CS Docket No. 01-348 (Feb. 4,
2002) ("Morgan Decl."); Affidavit and Report of Roger J. Rusch, Attachment B to Petition to Deny of Pegasus Communications, CS Docket No. 01-348 (Feb. 4,
2002).

40,000 subscribers.(2) In contrast, at the beginning of this year, there were reported to be 11 million cable modem and DSL subscribers.(3)

        8. The growth of residential subscribers to satellite broadband services has been limited by the high total cost of the satellite broadband service---the cost of equipment, the cost of installation, and the cost of monthly service. The experience of DSL and cable modem providers is similar---many residential users simply will not subscribe to a high-cost broadband solution. They will stay with dial-up Internet service instead.

        9. The total cost to residential users today for satellite broadband services is higher than the total cost to residential users for cable modem or DSL service. DIRECWAY(TM) service now can be obtained through its distributors for a monthly service charge of $59.99, and $898.00 for equipment and installation (less a $300 rebate currently being offered with a one year service commitment).(4) Starband can be obtained for a monthly service charge of $69.99 (plus a $5 per month access fee), and $748.00 for equipment and installation.(5) In contrast, representative costs to consumers today for


----------
(2) Starband Wraps Up 2001 as American's Leading Consumer Satellite Internet Provider, Press Release, Jan. 7, 2002
<http://www.starband.com/whoweare/pr/010702.htm; DIRECWAY Subscribers Break
100,000 Mark, Press Release, Jan. 9, 2002
<http://www.hns.com/corporate/news/pr/pr9999487460002.htm>.

(3) Morgan Stanley, "BYOB: Cable Brings Its Own Backbone to the Party, January 3, 2002. As of June 30, 2001, the FCC reported that residential and small business high-speed Internet access via cable, DSL and other wireline technologies (including ADSL) totaled 7.6 million lines. Federal Communications Commission, In the Matter of the Deployment of Advanced Telecommunications Capability, CC Docket 98-146, Third Report (released February 6, 2002) at Appendix C, Table 3.

(4) See http://dtv.direcway.com/home/order/order_now.html.

(5) See http://www.starband.com/wheretobuy/dishsplash.htm.

cable modem service is approximately $30-60 for monthly service(6) with equipment and installation charges of approximately $69-199,(7) and representative costs to consumers today for DSL service is about $50.00 per month for monthly service, and no equipment or installation charge.(8)

        10. Two-way satellite broadband services today must be professionally installed for two main reasons: (i) in order to ensure that the transmitting antenna is pointed accurately, and (ii) in order to comply with conditions that the Federal Commissions Commission has imposed in the earth station licenses that HNS and Starband use to provide service to consumers. The typical charge for professionally installing a residential Ku band antenna is $199.(9)

        11. In contrast, cable modem and DSL service are moving toward a business model that allows consumers to self-install and therefore obtain broadband service at a


----------
(6) Comcast offers a $ 40-55 per month price range for cable modem service. See www.comcast.com. Cox Communications-Northern Virginia offers a high-speed Internet access service for $30-40 per month. See www.coxcable.com/Fairfax/ RoadRunner/rates.asp. Time Warner Cable advertises high-speed Internet access in Bergen County, New Jersey for $45-60 monthly including the cost of modem rental. See www.timewarnercablenj.com/road_runner/faq.html#gq13.

(7) See, e.g., www.comcast.com; www.coxcable.com/Fairfax/ RoadRunner/rates.asp; www.timewarnercablenj.com/road_runner/faq.html#gq13.

(8) See, e.g., Verizon, DSL Prices and Packages, www.verizon.net.pands/dsl/packages.

(9) See Starband, www.starband.com/whertobuy/dishsplash.htm;
Valueelectronics.com, DIRECWAY offered through DIRECTV, www.vaueelectronics.com/pcsys.htm.

lower cost. For 2001, JPMorgan estimated that 70% of DSL subscribers self-installed, and 25% of cable modem subscribers self-installed.(10)

        12. The high cost of Ku band satellite service is driven in part by the current configurations of Ku band spacecraft and the high cost of Ku band transponder capacity. Starband and HNS acquire the satellite capacity over which they provide broadband service by leasing transponders from Ku band satellite operators. The Ku band spacecraft that serve the U.S. are configured with individual transponders, each of which uses a discrete amount of spectrum, typically 24 or 36 MHz in each direction (uplink and downlink). Each transponder is associated with a national antenna beam pattern, many of which are designed to provide service to the 48 contiguous United States, and can also cover Alaska, Hawaii, Puerto Rico and the U.S. Virgin Islands. Ku band transponders have been designed in this manner primarily to facilitate the distribution of video, audio and data across the entire United States using antennas that range from 10 meters to 1.2 meters in diameters. Each kilobit of service used by a satellite broadband customer consumes a corresponding portion of frequencies on the transponder (typically 1.15 bits/Hertz), and therefore (in the case of a CONUS beam) prevents those same uplink and downlink frequencies from being simultaneously reused on the spacecraft anywhere else in CONUS. Thus, there are limits on the number of broadband users that can simultaneously receive broadband service on the same transponder. Moreover, there are FCC imposed power limits that are designed to avoid interference with networks


----------
(10) JPMorgan Securities, Inc. Industry Analysis, Broadband 2002, A Comprehensive Analysis of Demand, Supply, Economics, and Industry Dynamics in the U.S. Broadband Market, April 2, 2002, at 69 ("JPMorgan").

operating on adjacent satellites at lower power, which also limit the use of small Ku band antennas.

        13. In order to achieve certain operating and economic efficiencies, HNS and Starband each has sought to obtain groups of transponders on the same satellite, and to obtain transponders on spacecraft within a certain part of the orbital arc. This allows them to increase the amount of transponder capacity that possibly could be used by any subscriber whose antenna is pointed toward a given satellite (or satellites within a certain range), and to obtain economic and operational efficiencies with the minimum number of expensive hub earth stations that are required to provide service.

        14. For more than 20 years, the Ku band FSS satellite spectrum has been used for many commercial purposes other than DIRECWAY(TM) and Starband broadband service. Satellite operators have already committed many Ku band transponders for such other uses, and DIRECWAY(TM) and Starband must compete with many other companies who need access to Ku band capacity. As a result, Ku band capacity is expensive, and often is difficult to obtain on the spacecraft where HNS and Starband have already located existing broadband subscribers. In today's market, the cost to lease a single 36 MHz transponder is approximately $2,000,000 per year. The cost of acquiring space segment capacity from third parties is a large component of the total monthly service charge for satellite broadband service. Thus, the cost of acquiring space segment capacity increases the cost to provide DIRECWAY(TM) and Starband service, relative to the cost to provide DSL and cable modem service.

        15. In 1995, fifteen companies, including Hughes and EchoStar, applied for the first generation of FSS Ka band satellite systems to serve the United States. Many proponents of those systems believed that they could deliver by satellite a very high speed broadband service that had never been offered before, and anticipated being able to deliver that service on a ubiquitous basis throughout the United States to business and residences alike. Unlike today's Ku band satellites that are used for a wide range of purposes, and have not been optimized for broadband service, many of these Ka band systems were designed from the outset to be dedicated almost exclusively for the provision of state-of-the-art broadband service. Among other things, the use of many small spot beams facilitates the provision of point-to-point service by many different users with a high rate of efficient frequency re-use.

        16. The new Ka band systems, however, require the use of new and commercially unproven technology, the development of brand new satellite network architectures, and the infusion of billions of dollars of investment. In light of these risks, and problems raising financing, many companies have terminated, scaled back or refocused their programs. For example, the Teledesic system has been scaled back from a system with 840 Low Earth Orbit (LEO) spacecraft to 288 LEO satellites, and just last month to one with only 30 Middle Earth Orbit (MEO) spacecraft. Astrolink recently reported that it has terminated its construction contract with Lockheed Martin after having completed construction of 90% of its first spacecraft, having spent $710 million on its satellite broadband program, and finding itself unable to finance the remaining cost of implementing the Astrolink broadband system. The recent burst of the Internet bubble and the general retraction of the capital markets has exacerbated the problems already facing these ambitious satellite broadband proposals.

        17. In light of the continuing challenges in the financial markets, and the demands of investors, HNS has informed me that it has focused its SPACEWAY Ka band broadband initiative on commercial customers. Targeting established customer bases, and marketing primarily to commercial users of satellite capacity who historically are not as price-sensitive as residential consumers, provides a higher level of certainty that HNS can recover the large capital costs of its SPACEWAY system. In light of similar challenges, EchoStar's current Ka band program is limited to a small number of spot beams on its Ka-band spacecraft.

        18. Nevertheless, in order to offer residential subscribers a competitive alternative to terrestrial offerings such as DSL and cable modem service, and in order to be attractive to residential consumers in general, satellite-based broadband services need to reduce the total cost to the consumer of obtaining service. There are two main ways to bring the cost to the consumer down to the cost of cable modem or DSL service: reducing equipment and installation charges, and reducing monthly service charges.

        19. One means of reducing the equipment and installation costs for residential subscribers is for the satellite broadband provider to subsidize the cost of the equipment and installation. This already occurs to some extent today. However, doing so requires significant cash outlays by the satellite broadband provider. These are outlays that the satellite provider, for the most part, does not need to make in order to obtain a commercial subscriber. And they are outlays that the investment community may be reluctant to fund because of high expected subscriber "churn." It is a very risky proposition for satellite broadband providers to subsidize consumer acquisition costs on a large scale, considering that cable modem and DSL service providers are starting to lock in their market share (satellite has about 1/10 of 1% of all broadband users), the subscriber acquisition costs for DSL and cable modem subscribers are continuing to fall,(11) cable modem and DSL service providers increasingly are able to rely on customers to perform self-installations,(12) and the cost of monthly service has to be competitive with cable modem and DSL service in order to be attractive to residential consumers. This level of investment makes sense only if the cost of the subsidy is sustainable by the expected revenue stream from the residential subscriber, taking into account the expected rate of subscriber "churn."

        20. The proposed merger provides another way to reduce equipment costs for the residential subscriber. Namely, the merger would allow EchoStar and Hughes to develop a single equipment standard and achieve economies of scale through the higher rate of production of a common product. As in the cable modem, DBS and cellular phone business model, this "economy of scale" savings could be passed onto consumers in the form of reduced upfront costs. By way of example, cable modem pricing was $300 at 500,000 units, and it dropped to $100 at 8.2 million units.

        21. The merger also could reduce the monthly costs of service for residential satellite broadband subscribers. In addition to the cost of space segment, monthly service charges include a portion of the provider's subscriber acquisition costs-the cost of marketing and sales to new subscribers. New Echostar will be able to market and sell satellite-based broadband services to a much larger residential customer base than either


----------

(11) JP Morgan projects that cost to acquire DSL customers will fall 37% by 2005 to $500 per subscriber. Similarly, for cable modem service, the acquisition cost per subscriber is expected to drop 10% in that same time period, to $420 per subscriber. JPMorgan at 70 (Charts 43, 44).

(12) Id.

Hughes or EchoStar has today. The combined base of satellite video subscribers is in excess of 16 million. Current satellite video subscribers are more likely to subscribe to satellite broadband services than other households because they have already demonstrated the ability and willingness to place the necessary equipment on their houses. Moreover, they already have a clear line-of-sight to the geostationary orbital arc. Furthermore, the ability to bundle and sell a combined video and broadband service should provide the opportunity to attract entirely new customers.


       22. The monthly service charge also contains elements of the cost of operating network control centers, call centers, customer service, and billing/collection. The merger would allow the combined company to consolidate the functions and facilities of what otherwise would be separate network operations, call centers, customer service, and billing/collection functions, and thereby achieve significant savings in operational expenses, and potentially in up-front capital expenditures as well. Moreover, the combined company might be able to eliminate redundant back-up satellite capabilities that ensure service continuity in the case of satellite or other network failures.

IV.  RESPONSE TO MR. WALTER MORGAN

       23. Although the new Ka-band spot beam satellites offer substantially more capacity than the leased Ku-band transponders that HNS and Starband use today, neither company acting alone would be able to serve the numbers of subscribers posited by Mr. Walter Morgan in his Declaration in support of NRTC's Petition to Deny.

       24. Among other errors, Mr. Morgan incorrectly assumes that SPACEWAY has a full 1000 MHz of uplink and downlink capacity available to it in each orbital slot.(13)

-------------------------------
(13)   See Morgan Decl. at 36.

In fact, 280 MHz of this spectrum is unavailable for provision of ubiquitous broadband services because it must be shared with fixed terrestrial users, and cannot be blanket licensed the way that today's Ku band VSATs are licensed. This problem, in conjunction with the fact that the SPACEWAY design and system architecture is built around 500 MHz downlink carriers, effectively leaves SPACEWAY with only 500 MHz of usable spectrum in each direction at each of its licensed orbital locations.

       25.     Similarly, Mr. Morgan wrongly assumes that EchoStar has 1000
MHz available to it in each of its two orbital slots.(14) The FCC has licensed EchoStar only 500 MHz of Ka band spectrum in each direction at 83(Degrees) and 121(Degrees) W.L. As for EchoStar's 113(Degrees) W.L. orbital location, the same problems that SPACEWAY has with terrestrial use of 280 MHz of spectrum, and the unavailability of blanket licensing in that band, limit the bandwidth available for ubiquitous consumer services.

       26. Mr. Morgan makes another fundamental mistake by grossly overstating the number of subscribers that could be served in the Ka band spectrum that is available. Mr. Morgan wrongly relies on dial-up subscriber usage statistics.(15) These figures simply do not apply to broadband users, who spend substantially more time online, and are much more likely to watch movie trailers, watch streaming video, listen to streaming audio and download software on demand.(16) Thus, Mr. Morgan's assumption of an


------------------------------------------------------------------------------
(14)   Id.
(15)   See id.at 38.
(16) See @Home Study: Broadband Users Surf More, SkyREPORT.com Daily E-News, Oct. 6, 2000. According to the study, broadband consumers spend 55 percent more time on line, compared to narrowband users. They are also more likely to watch movie trailers (46 percent broadband vs. 18 percent dial-up); watch streaming video (58 percent broadband vs. 31 percent dial-up); listen to streaming audio (52 percent broadband vs. 31

"average busy hour demand" of 2.75 kbps per subscriber" is flawed. As a result of these errors and others, Mr. Morgan substantially overstates the number of broadband subscribers that each company could serve.

V.  RESPONSE TO MSSRS. RUSCH AND MORGAN ON LOCAL CHANNEL ISSUES

        27. Finally, based upon my experience working on a variety of satellite projects at Lockheed Martin and Loral, I have reviewed the satellite design proposals of Mssrs. Rusch and Morgan that purport to identify satellites that could be feasibly deployed by either DIRECTV or EchoStar as a means of offering local channel service to every Designated Market Area in the United States. I have also reviewed the Declaration of Dr. Richard Barnett, also submitted today by the Applicants in support of the merger. I agree with Dr. Barnett's assessment that these proposals are "mere concepts and rigorous analysis of their performance is distinctly lacking," and that these proposals present very challenging technical, cost and other business issues. In my opinion, a reasonably prudent DBS operator would not assume the risk of building such a satellite in light of those problems.

------------------------------------------------------------------------------
percent dial-up); and get software on demand (48 percent broadband vs. 30 percent dial- up).

       I declare, under penalty of perjury, that the foregoing is true and correct to the best of my knowledge, information and belief.

                                                   /s/
                                                   ------------------------
                                                   Arnold Friedman

February 26, 2002

[The news clippings set forth below were posted on the Hughes Internet World Wide Website in the form below and contains formatting irregularities.]

Cable Rate Hike Clips

#1

Austin American Statesman November 28. 2001,
Wednesdav Time Warner is upping cable rates Amv Schatz.
American-Statesman Staff


The Associated Press State & Local Wire - Reno, NV November 26. 2001, Monday, BC cycle
Cable television rates to jump in northern Nevada

#3
Westchester Telegram - GAZETTE
November 26. 2001 Monday, RT. 9 EAST EDITION

Cable rate hearing slated; AT&T Broadband plans 8.5 percent increase

#4
The Associated Press State & Local Wire - Boston November 22. 2001, Thursday, BC cycle
AT&T Broadband to raise cable rates 8.5 percent

#5
The Boston Globe
November 22, 2001, Thursday,THIRD EDITION

AT&T BROADBAND WILL HIKE CABLE RATES 8.7% INCREASE IS SECOND SINCE SUMMER; FIRM CITES HIGHER SERVICE COSTS

#6
The Times Union (Albany, NY)
November 22, 2001 Thursday THREE STAR EDITION

Higher cable TV bills coming; Time Warner hiking cost for most popular "Basic with Standard" option

#7
The Associated Press State & Local Wire - Newark, NJ November 21, 2001, Wednesday, BC cycle
Cablevision raising NJ rates 4.7 percent
NEWARK, N.J.

#8

The Commercial Appeal (Memphis, TN) November 21. 2001 Wednesday Final Edition TIME WARNER RAISING CABLE RATES FOR 6TH YEAR IN A ROW; BASIC SERVICE 25 CENTS MORE, SMARTLINK UP $3.07 A MONTH

#9

The Boston Herald - EDITORIAL November 18. 2001 Sunday ALL EDITIONS OP-ED:
DOWNTOWN JOURNAL; Boston subscribers at the mercy of cable rate hikes

#10

St. Petersburs Times November 12. 2001. Monday Correction Appended Cable rate jump not bad for everyone

#11

Wyoming Tribune-Eagle November 9, 2001 Fridav AT&T BROADBAND SETS RATE HIKE TO KICK IN JAN. I

#12

Cable World November 5, 2001 Cable rates rise amid slow economy; Operations.

#13

Daily Varietv November 5, 2001 CABLE RATES ON RISE

#14

The Hollywood Reporter November 05, 2001
AT&T Broadband plans rate increase for Jan. 1 BYLINE: Georg Szalai

#15

The Pueblo Chieftain November 5, 2001, Monday AT&T Plans Cable Rate Hike in Pueblo, COLO.

#16

Atlanta Journal and Constitution November 3, 2001, Saturday AT&T Broadband to Raise Cable TV Fees for Metro Atlantans BYLINE: By Kathy Brister

#17

The Columbian (Vancouver, WA.) November 3, 2001, Saturday
CABLE TV RATES TO INCREASE 9 PERCENT

#18

The Miami Herald

November 3, 2001 Saturday FINAL EDITION AT&T TO RAISE CABLE RATES
                     BYLINE: From Herald Staff, wire reports and Bloomberg News

#19
Saint Paul Pioneer Press
November 3. 2001 Saturdav CITY EDITION

                   CABLE RATES GOING UP AT&T SAYS COSTS ARE BEHIND 5.5% INCREASE

#20
The Seattle Times

November 3. 2001. Saturday Fourth Edition AT&T to raise cable-TV fees 5.5 percent BYLINE: Bloomberg News

#21

The Bradenton Herald November 2. 2001, Friday Time Warner to Increase Cable Rates BYLINE: By Steve Hollister

#2,

Sarasota Herald-Tribune

November 2. 2001 Friday Manatee Edition Cable rates going up 5 percent in 2002. Time Warner's Manatee rates are already slightly higher than Comcast's in; Sarasota and Charlotte.

#23
The Oregonian

November 3, 2001 Saturday SUNRISE EDITION AT&T'S CABLE RATES GOING UP SOURCE:
JEFFREY KOSSEFF - The Oregonian

#24
The San Francisco Chronicle

NOVEMBER 3.2001, SATURDAY, FINAL EDITION AT&T hikes cable rates; Increase is about $1.50 a month

#25
The Record
November 2. 2001, Friday

   Stockton. Calif-Area Cable Rates to Increase 5.5 Percent, AT&T Broadband Says

#26

The Orange County Register October 24. 2001, Wednesday O.C. cable TV rates heading up again // Media The cost of expanded basic service is already higher than the national average.

#27
St. Louis Post-Dispatch

September 26. 2001 Wednesday Five Star Lift Edition
CHARTER PLANS TO RAISE CABLE RATES BY END OF YEAR;

                        COMPANY UPGRADES NEW SERVICES, HIRES DAN AYKROYD FOR ADS

#28

The Philadelphia Inquirer

SEPTEMBER 9, 2001 Sunday CITY-D EDITION Satellite TV puts cable on notice,
          Dishes shrink. subscriber rolls swell as onetime gimmick gets serious.

#29 CABLEFAX September 7. 2001 Snipe Hunt: Competition Commenters Trade Shots

#30

TIME WARNER RAISES CABLE RATES AGAIN

Digital cable subscribers to get I 1 new channels Saturday, December 1, 2001 By William LaRue

#I

Austin American Statesman November 28. 200,1. Wednesdav Time Warner is upping cable rates Amy Schatz. American-Statesman Staff

  When Time Warner Cable increased its rates in August as part of a major realignment of its standard and digital cable service, many customers hoped that Would be the last increase for a while. Now the cable giant plans to raise rates for customers with digital and standard service by almost $2 a month starting Jan. 1. The cost of a converter box -- required for digital service -- also will rise by almost a dollar to $ 5.95 a month.

  That means an Austin customer who has switched to digital cable will be writing a check to Time Warner for about $60 a month next year, after taxes and fees have been added.
  "We have tried to keep cost increases to a minimum. The increase that we're having is something that we have had to pass on to the customer because of our programming costs," said Lidia Agraz, a Time Warner spokeswoman.
  Time Warner has about 310.000 customers in Central Texas. The company this year twice raised rates for some of its services, most notably its standard service, which includes broadcast networks and channels such as Home & Garden TV, ESPN and MTV. At the beginning of the year, standard cable subscribers paid $37.74 a month. In August, they began paying almost $2 more a month. In January, they'll begin paying $41.67. That's an increase of more than 10 percent in one year.
  Time Warner also announced it WILL add five channels for digital service subscribers on Dec. 11: the Do It Yourself Network, the National Geographic Channel and three Fox Sports regional channels.
  The cost of basic cable, which includes broadcast and community-access channels. will remain $8.58. That rate is set by the city, which has an agreement with Time Warner that allows the cable giant to offer services locally.
  The cost of reconnecting cable service or changing service WILL rise almost 80 percent in January, from $17.21 to $30.57.
  "Our prices reflect the costs of programming and doing business," said Agraz, who noted those rates had not changed in several years. "The programming and technology we offered in 1999 compared to now has improved tremendously. It's not like its the same product and you've just raised the price over and over." Although Time Warner raises its rates every year, it also has added channels.

In 1999. the company's standard cable package offered 64 channels for about $37 a month. which included the converter box. Next year's standard cable package has 72 channels at a cost of 5-11.67.

  In August. Time Warner lowered the rate for digital cable, partly as an incentive to persuade customers to switch to its newly expanded service. But six months later. the price has Bone back up to 5=16.67 a month. plus the $3.95 a month converter box fee
  "Nobody likes rate increases. If you see value in what you're buying, you're willing to pay for that." Agraz said.
  A growing number of consumers are choosing to go with digital satellite service.
  Nationally, the increase in customers of digital satellite systems has grown from 5 million households in 1997 to more than 13 million last year, according to a Federal Communications Commis- sion study released earlier this year. Digital satellite subscriptions are increasing at a rate of about 30 percent a year, the FCC study found, and new cable subscriptions are increasing by less than 2 percent annually.
  Rate increases often prompt many cable customers to consider their options, satellite system providers said. "In the past. any time Time Warner has raised their rates, it's helped our business." said Jason Penile, general manager of Cellnet Wireless and Satellite. which operates four Austin-area stores that sell wireless phones and satellite service.

  "Every time they raise their rates, we see an influx of people who are just disgusted with cable and call us," said Steve Dunlap, a dealer who's been installing digital satellite dishes on Central Texas homes for seven years.
  "Cable is not a bad idea if you have a lot of TVs in the house. If you only have one or two. then satellite is a better fit," he said.
  Even so, digital satellite service is often not much cheaper than cable, Dunlap acknowledges. Although consumers pay less in taxes and fees, they normally must sign yearly contracts and purchase receivers.
  Although Time Warner is the only cable company to serve all of Austin, Grande Communications Inc. is building its own cable network in Austin and San Antonio and began offering services in limited areas in Austin in May. The company plans to eventually have the ability to offer service throughout the area.

  Information was not available about any rate increases by two other cable companies that offer services in Central Texas: Heartland Cable Television and Cox Cable, a unit of Cox Communications Inc., a division of Atlanta-based Cox Enterprises. the parent company of the Austin American-Statesman.

  You may contact Amy Schatz at aschatz!_a)statesman.com or (512) 912-5932. American-Statesman staff reporter Claudia Grisales contributed to this report.

Time Warner's rate increases Digital cable

1999    $43.95
2000    S46.69
2001    $44.69
2002    $46.67

Change 1999-2002 6.2%
Standard package
1999    $34.20
2000    $37.74
2001    $39.69
2002    $41.67

Change 1999-2002 21.8%
Basic service
1999    $8.58
2000    S8.58
2001    $8.58
2002    $8.58

Chanee 1999-2002
0% Converter box
1999     $3.07
2000     $4.99
2001     $4.99
2002     $5.95

Chance 19991-2002 93.8%

Chance in service
1999    $17.21
2000    $17.21
2001    $17.21
2002    $30.57
Chanee 1999-2002 77.6%
Source: Time Warner Cable
National subscriber growth trends
  Although cable TV has shown modest growth -- about 1.5 percent in 2000 -satellite TV subscription rates outpaced those of cable operators. In 2000, more than 13 million households subscribed to digital cable, a 29 percent increase from 1999. Satellite TV subscribers now account for about 15 percent of the market.
Subscribers

(in millions)      1996     1997     1998     1999     2000
Cable              63.5     64.2     65.4     66.7     67.7
Digital satellite   4.3        5      7.2     10.1       13

Source: Federal Communications Commission LOAD-DATE: November 28, 2001

#2

The Associated Press State & Local Wire - Reno. NV November 26, 2001, Monday, BC cycle Cable television rates to jump in northern Nevada Cable television subscribers in northern Nevada WILL pay more for programming beginning next month. Cl-rter Communications said the rate hike is necessary to pay for system up: aes and cover the increased cost of broadcasting sporting events.

  Basic service will remain at $12.34 cents a month. But all other service packages will cost more.
  The standard service in the Reno area will jump 15 percent, from $34.64 to $
39.99 in areas where the cable system has been upgraded.
  The cost of the top programming package will increase from $74.99 to $80.49 in upgraded areas. Areas still awaiting, system upgrades WILL pay $78.49. Charter serves about 156,000 customers from Reno to Douglas County and along the Interstate 80 corridor to Wells in northeastern Nevada. News of the increase is not sitting well with some customers, who argue they will be paying more for less service. "If Charter Communications was not a monopoly, it would not be doing this to its customers," said Tammy Morrow of Carson City.
  "The % know they are not likeiy to lose customers even though they have infuriated them because if you want cable you have no choice," she said.
  Morrow also criticized Charter's plans to move some basic stations and all premium movie stations to its digital service, which is more expensive and needs a special receiver box.
  Marsha Berk Bigler, Charter's director of government relations, said the channel realignment makes sense and WILL benefit customers. With the premium channels on the highest tiers, it will be easier to add more channels, she said. Unlike other utilities. cable TV doesn't have to undergo public or governmental oversight of rate hikes and can charge what the market will bear.
  The federal government deregulated the cable industry in 1999 to stimulate competition and drive prices down. Instead, the opposite has happened, with cable rates increasing at more than three times the rate of inflation, according to the Federal Communications Commission.
In northern Nevada, the rate for standard cable, which includes basic channels and such expanded channels as CNN. ESPN and Animal Planet. was $16.45 in 1990. From 1991 to 1998 the expanded basic rate went up 75 percent to $28.73. After deregulation. the same rate soared 39 percent. including the coming increases.
LOAD-DATE: November "". 2001

#3

Westchester Telegram - GAZETTE

November 26. 2001 Mondav. RT. 9 EAST EDITION

Cable rate hearing slated: AT&T Broadband plans 8.5 percent increase Elaine
Thompson: TELEGR ~%M & GAZETTE STAFF

- A public hearing on new AT&T Broadband cable television rates will be held in City Hall on Dec. 12. beginning at 1 1 a.m. in Memorial Hall.
The hearing. conducted by the state Department of Telecommunications and Energy's Cable Television Division, will investigate AT&T Broadband's basic tier programming and the equipment and installation rates that went into effect July l.
Rob Wilson, spokesman for the state agency, said public hearings normally occur after the new rates are implemented.
  If for some reason we don't think they should get the rate increase, customers will get their money back," Mr. Wilson said. Last week. AT&T Broadband announced that it plans to raise the average rate for its standard cable package by 8.5 percent in January. The basic or standard rate varies from town to town and generally costs no more than $10. Marlboro's current basic rate is about $6. Alicia C. Matthews, director of the Cable Television Division, said this is the first time in several Years that the state has reviewed AT&T cable rates. The state only regulates + rates for equipment and basic programming, which usually encompasses channels 2 through 13. They were previously under a rate settlement agreement whereby the rates were regulated by the Federal Communications Commission.

This year they have given the rates to us in a clear presentation so we can look at the rates and assess whether they're reasonable," Ms. Matthews said.
The FCC had also regulated rates for the medium-tier service, which includes Lifetime and the History Channel, until that was deregulated March 31, 1999. There has never been regulation of rates for the premium-tier service, which includes HBO, Showtime, Starz, and The Movie Channel, Mr. Wilson said.
Ms. Matthews said the public is encouraged to attend the hearing to give testimony and to see the evidentiary hearing in process. Certainly. we encourage the public to give us comments on anything they think would be relevant to our review of the rates." she said.

The hourly service charge decreased from $43.24 to $27.99. But several services that were part of the hourly charge, now cost a separate fee. Those include:
$5.99 to connect VCR at the initiation of service; $12.99 to connect

VCR after initiation of service: $18.99 to relocate an outlet: $15.99 to go to a customer's home to do an upgrade. and 59.99 to go to a home to do a downgrade.

  Ms. Matthews noted that the cable company is prohibited from charging a downgrade fee to a customer who requests a downgrade within a 30-day notice of a rate change.
  For example. if a customer gets a notice that the cable rates are going up next month and they don't want to pay the higher rates. they can call up and say 1 want to downgrade my service. They can do that and the company has to waive the fee." Ms. Matthews explained.

Cable equipment, installation rates

The current equipment and installation rates followed by previous rates in parentheses.:

Hourly service charge:                  $27.99          ($43.24)
Install for unwired home:               $41.99          ($36.03)
Install for prewired home:              $24.99          ($28.83)
Install additional outlet at
 initiation of service:                 $13.49          ($28.83)
Install additional outlet
 separate from initial installation     $19.99          ($36.03)
*Other install, relocate outlet:        $18.99
*Other install, upgrade
 (nonaddressable):                      $15.99
*Other install, downgrade
 (nonaddressable):                       $9.99
Other install. upgrade/downgrade
 addressable (send out message
 through box):                           $1.99          ($1.99)
*Connect VCR at initiation of service:   $5.99
*Connect VCR after initiation of
 service:                               $12.99

Remote control:                             35 cents       (35 cents)
Converter box for basic service:         $1.85
 (Many people do not need this
 box to set basic service.)
Converter box for all others:            $3.95          ($2.65)

*These items were not itemized previously. They were a function of the hourly service CHARGE. BY number of hours it took to complete the job.
 Source: State Department of Telecommunications and Energy's Cable Television Division.

LOAD-DATE: November 29, 2001

#-4

The Associated Press State & Local VVire - Boston November 22. 2001. Thursday, BC cycle AT&T Broadband to raise cable rates 8.5 percent
  AT&T Broadband plans to raise the average rate it charges for its standard cable package in New England by 8.5 percent in January.
  The increase. announced by the company Wednesday. works out to an average of $3 a month for the company's 2 million customers in Massachusetts, parts of Connecticut and 58 communities in southern New Hampshire. Manchester, Nashua. Concord. Portsmouth and Derry are the largest New Hampshire communities. The increase is AT&Ts second rate hike in a year. The company raised rates this summer to cover the cost of switching the New England Sports Network from a premium channel to part of its standard offering. Including both rate increases, cable customers will pay an average of 12 percent more next year than they paid in January 2001 for the standard package. AT&T officials say they need to increase rates because of higher costs of providing services, particularly the fees programmers charge for content. In 2002. AT&Ts programming costs will rise about 15 percent, company officials said. "The decision to raise prices is always a difficult one; however, this increase reflects the increased cost of doing business," said Richard D. Jenkinson. a spokesman for AT&T Broadband. "We feel it's still a competitive value since customers WILL still be paying about $1.26 a day for standard service." Standard service is a combination of over-the-air broadcast channels plus the first tier of cable offerings, including ESPN, TNT, CNN, and The Weather Channel.

  AT&T is also raising the price of its bronze digital package to $3.50 a month. from $2.95. The Bronze Package, the lowest tier of digital programming offered by AT&T, includes channels such as ESPN, National Geographic and Independent Films.

There WILL be no price increases for cable box rentals or other services.
The other 53 New Hampshire communities served by AT&T Broadband are: Alexandria, Allenstown, Antrim, Auburn, Bedford, Boscawen, Bow, Brentwood, Brideewater. Bristol, Candia, Canterbury, Chichester, Deering, Dover, Durham, East Kingston. Epping, Epsom, Exeter, Fremont, Goffstown, Greenland, Hampstead, Hampton. Hampton Falls, Hebron, Henniker, Hillsboro, Hooksett, Hopkinton, Kensington, Lee, Loudon, Madbury, Newfields. Newington, New Hampton, New Castle, Newmarket, North Hampton, Pembroke. Nottingham, Plaistow, Raymond, Rollinsford,

Rve. Salem. Sando%vn. Seabrook. Somersworth. Stratham and Weare. LOAD-DATE:
November ?3. 2001

#5
The Boston Globe
November 22, 2001, Thursday .THIRD EDITION
AT&T BROADBAND WILL HIKE CABLE RATES 8.7% INCREASE IS SECOND SINCE SUNIiMER:
FIRM CITES HIGHER SERVICE COSTS
By Mep- Vaillancourt. Globe Staff
  AT&T Broadband. the state's dominant cable television provider, said yesterday that it is raising the average rate it charges for its standard cable package by
8.5 percent in January.
  The increase, AT&Ts second in a year, works out to an average of $3 a month for the company's 2 million customers in Massachusetts, southern New Hampshire, and parts of Connecticut.
    AT&T raised rates this summer to cover the cost of switching the New
England Sports Network, which televises Red Sox and Bruins games, from a premium channel to pan of its standard offering. Including both rate increases, AT&Ts cable customers WILL pay an average of 12 percent more next year than they paid in January 2001 for the standard package, with access to the additional programming. Last year, AT&T increased rates an average of 5 percent.
While consistent on a percentage basis, the dollar amount of the rate increases varies from community to community. In Boston and Brookline. customers who receive the standard package WILL see their rates rise from $38.28 a month to $41.53. In Arlington, the package will go from $35.37 to $38.38; Quincy, $ 36.88 to $40.01: and Newton, $36.04 to $39.01.

AT&T officials cited the higher cost of providing services, in particular the fees programmers charge for the right to carry their content, for the price increase. In 2002, for example, AT&Ts programming cost will rise about 15 percent, they said, with sports programming accounting for the largest portion of that increase.

"The decision to raise prices is always a difficult one; however. this increase reflects the increased cost of doing business," said Richard D. Jenkinson, spokesman for AT&T Broadband. "We feel it's still a competitive value since customers will be still be paying about $1.26 a day for standard service."
  In addition to the higher rate for standard service, AT&T is also raising the price of its bronze digital package to $3.50 a month, from $2.95. The lowest tier of digital programming offered by AT&T, the Bronze Package includes channels such as ESPN, National Geographic, Independent Films, and Oxygen. There WILL be no increased charges for cable box rentals or other services.
  Standard service is a combination of over-the-air broadcast channels plus the first tier of cable offerings, including ESPN, TNT, CNN, and The Weather Channel.

AT&T, which covers more than 200 Bay State communities, was the last cable operator in the area to move NESN onto standard service. The switch extended NESN's reach to 3.6 million homes across New England. It also increased the value of the network just as the Red Sox were preparing to sell their majority stake in NESN.

  The move from a premium channel to standard increased the number of NESN's potential viewers tenfold. ;1o a result, the network could charge higher ad rates and in-the-ballpark signage fees. NESN officials declined to specify how much the move to standard meant. Media analvsts estimated the switch could generate S 10 to S 1 5 million ir. iew revenue for the Red Sox.

  The Red Sox own 80 percent of NESN: 20 percent is owned by the Boston Bruins. whose owner, Jeremy Jacobs, is one of seven bidders for the team. Included in the Red Sox sale are the Yawkey Trust's 54 percent stake in the team, its share of NESN, and roughly 12 acres of land in and around Fenway Park.

Meg Vaillancourt can be reached at vaillancourt0globe.com.

LOAD-DATE: November 24, 2001

#6

The Times Union (Albany. NY)

November 22. 2001 Thursday THREE STAR EDITION

Higher cable TV bills coming: Time Warner hiking cost for most popular "Basic with Standard" option BYLINE: Mark Mcguire:Staff Writer
  For the third time in a year. Time Warner Cable WILL raise monthly rates for "Basic with Standard." its most popular service. This time. the cost will rise an average of S 1.70.

    The price hikes. which go into effect in January, range from $1.25 (for Whitehall residents) to $2.50 (Middleburgh). In addition. the cost for some converter boxes WILL also rise.

  Time Warner, which announced these latest changes Wednesday, also had rate hikes in August, when Basic with Standard service increased by amounts ranging from $1 to $1.95. Rates for Basic with Standard were increased last January by an average of $1.58.

In the last year, rates have been lowered or remained constant in most Time Warner Cable services besides Basic with Standard, and some channels have been added to other tiers. In the latest rate changes, the cost for Basic service will will go up in some areas, or go down or remain the same in others. Channels are also being added to those with digital service.

  Increased costs charged by programmers -- particularly in the realm of sports -- is one of the reasons for the increases, according to Peter Taubkin, Albany Time Warner's vice president of government relations and public affairs.

  "In each of the last five years, our programming costs have gone up an average of 15 to 20 percent," he said. "If we were to take the increased costs as we get them and pass them along directly on to the customer, there would be a big difference in what we would charge."

  Still. consumer groups express the concern that rate hikes have outdistanced inflation. Mark Cooper, director of research for the Consumer Federation of America. based in Washington, D.C.. said Time Warner is "one of the biggest programmers around." and that all the subscription increases can't be written off predominantly to increased programming costs. He blames the lack of competition for the hikes.
  "The simple fact of the matter is that they know they can pass through all those increases." Cooper said. "The only people who raise prices in the middle of a deep recession are the monopolists. They use market power to force those increases through to the public."
According to the National Cable & Telecommunications Association, an industry advocacy group, cable rates across the country have increased 5.2 percent annually since 1998. Between 1996 and 2000, programming costs paid by cable operators rose to S36 billion -- roughly 75 percent more than the $20.6 billion spent during the previous five vears.

  A survey released in Februarv by the Federal Communications Commission found that cable operators increased monthly rates for cable and equipment by 5.8 percent during the 12-month period ending July 1. 2000. This is compared to an increase of 5.2 percent for the year ending in July 1. 1999. For the year ending July 1. 2000. cable operators attributed more than 40 percent of their rate increases to higher programming costs.
  Locally. rates in January 2000 went up 72 cents to $1.62 per month, and the year before that the cable company raised rates an average of $1.48 a month. The Basic with Standard package includes broadcast stations and cable channels 2 through 81. (Basic service includes channels 2 through 20.) This does not include digital programming or premium services like HBO. Taubkin said there are no plans to create a new tier between Basic and Basic with Standard that could be more cost-friendly to some consumers. He said creating such a service could carry infrastructure costs that would wipe out any savings for viewers.
  Cable is in a battle with satellite dish companies for customers. Taubkin said there is always an issue with adding channels and services, and increasing fees.

  "Our concern always is to provide a product that is one our customers want and is one that brings the most value possible." he said. "No question people look at the bottom line rate and we need to be sensitive to the bottom line rate."

Meanwhile. the monthly rental cost of converters and remotes will change.
  Addressable and Digital Converters will increase from $3.99 to $5.60 per month. non-addressable converters will decrease from .88 to .68 per month; and remotes will decrease from .37 to .35. The $1 for the Digital Navigator on additional outlets will be eliminated.

Digital customers will start receiving the National Geographic Channel (Ch.
115): V H I Classic (Ch. 176) and DIY-Do it Yourself (Ch. 119). In addition, these customers will receive the Hollywood package -- Fox Movie Channel, Flix, IFC and Sundance. This comes at no extra cost to Digital customers with at least one premium service.


FACTS:NEW CHARGES
Rate changes are different by geographic area and are effective Jan. 1: Albany:
Basic service will change from $7.20 to $7.30; the rate for Basic with Standard will change from $36.75 to $ 38.55.Rensselaer/Bethlehem: Basic service will change from $10.25 to $10.75; the rate for Basic with Standard will change from $35.75 to $37.70.Saratoga: Basic with Standard will change from $35.45 to $37.70.Schenectady: Basic with Standard will change from S35.15 to S36.90.Trov: Basic service will chance from S6..;5 to 56.-30; the rate for Basic with Standard will chance from $36.75 to $38.55. LOAD-DATE: November 26.2001

#7
The Associated Press State &: Local Wire - Newark. N1 November' l. 2001. Wednesday. BC cycle Cablevision raising NJ rates 4.7 percent
NEVfARK. N.J.


  Cablevision is raisine rates for its northern New Jersey customers by an average of 4.7 percent starting in February.

  The company also is raising rates for New York customers by 5.5 percent.
The increases do not affect high-speed Internet access. The company serves more than 900.000 customers in New Jersey.
Company spokeswoman Kate Murphy attributed the price hikes to a 12 percent increase in programming costs, and customer service improvements.
"We're working to minimize the portion of the costs that are passed through to the customer while retraining competitive," she said.
  That was little comfort to David Butler, a spokesman for the Consumers' Union in Washington, D.C. He noted cable rates have climbed continually since the federal government deregulated the industry in 1996. New Jersey deregulated its cable industry two years ago.
  "OVERALL. IN the last five years. cable rates have increased 35 percent (nationally). and that's nearly three times the rate of inflation," he said.
  In New Jersey, cable rates have risen an average of 10 percent in 1999 and 9 percent in 2000, according to an analysis by Sen. Richard Codey, D-Essex, earlier this vear.
  This time last year, Cablevision, the state's second-largest cable provider, raised its rates by 6.8 percent.

#8

The Commercial Appeal (Memphis, TN) November 21. 2001 Wednesday Final Edition TIME WARNER RAISING CABLE RATES FOR 6TH YEAR IN A ROW: BASIC SERVICE 25 CENTS MORE. SMARTLINK UP $3.07 A MONTH BYLINE: Tom Walter, Walter@eomemphis.com

    For the sixth vear in a row, Time Warner will raise rates for cable television customers beginning in January. Monthly rates for basic service will increase 25 cents. standard service by $

2. Customers with converter boxes (SmartLink and digital) will pay an additional $3.07 a month, the company said.
Customers will be notified of the hike beginning this week. With the rate increase, customers with standard service will pay $39.99 per month, not including sales tax or franchise fees. In Memphis, basic service (19 channels, some shared) will now cost $12.50 a month. Customers who have the lowest level of SmartLink service will now pay $ 45.99. The least-expensive digital package will cost $52.49, which includes all the channels on standard service, plus 34 digital channels, 40 music channels and 70 pay-per-view channels. "Time Warner has absorbed some costs, but the cost of program content is a major factor," said director of public affairs Joe Williams.
  Time Warner added 10 new channels to its analog standard service this year. Customers with digital service got those channels, plus an additional 18. At that time, the rate for standard service went up $2, but the cost of basic, SmartLink and digital service did not change.
  SmartLink converter boxes are no longer available to new cable customers. Those who want premium services such as HBO now will need a digital converter box and WILL have to pay digital package prices.
    Time Warner sees this as part of an industry move toward digital television.

  "As new customers come on to the system, particularly those who want premium movie packages and pay-per-view, we're going straight to the digital service with those," Williams said. "It doesn't make sense to pump a lot of new advanced analog converters into the system."
  Under the new rules, if new customers take one premium service (for example, HBO with 14 screens) with the digital tier, it WILL cost $61.49.
  People who already have SmartLink boxes can keep them. Cable customers with cable-ready sets who want basic or standard service don't need a box.

The breakdown in costs for other services includes an additional $1.75 for standard service (plus the 25 cents for basic). and an increase of $1.07 for use of the primary converter to customers who have converter boxes.
  The company has ?25.000 customers in 52 communities in Tennessee. Mississippi and Arkansas. Millington is the only immediate area served by another cable company. - Tom Walter: 529-?581

#9

The Boston Herald - EDITORIAL November 18. 2001 Sunday ALL EDITIONS OP-ED:
DOWNTOVk'N JOURNAL: Boston subscribers at the mercy of cable rate hikes
BYLINE: By Monica Collin,


Cable rates. Gotcha. Before the eves glaze over, consider the fact that Boston cable prices are expected to rise nearly 10 percent next year.
Have the orbs popped out of the head yet?
Already. the average household cable bill can run in excess of $ 50 a month. With prices for premium channels and equipment rentals going up, you soon could be paying as much to the cable company as to the mortgage company. What happened to good old-fashioned competition?
  Unfortunately, RCN, the company that's supposed to be giving AT&T a run for the money in Boston. has barely made a dent in wiring the city. That's why AT&T can do whatever it wants, without apology - because the cable provider still monopolizes Boston.
  Where's Mayor Thomas M. Menino's cable office when we need it? Out to lunch.

  In these perilous times. the cable office for the city of Boston has become obsolete. Once a watchdog - albeit one with a very gentle bite - the cable office has lost its teeth entirely.
  The situation is not unique to Boston. Cable companies are held to lesser standards. No municipality holds the power anymore to control and monitor a cable franchise. Once. that governmental oversight was a powerful tool to stave off steep rate hikes. No more.
  And even when Boston customers begin to pay through the nose, the increased fees might not even save the neck of our cable company. In sir months, the Boston business could be bounced off to another corporate giant - without apologies or promises.
  AT&T Broadband. the arm of the telecommunications giant that provides Boston's cable SERVICE. IS fending off takeover bids. And both the mother ship, AT&T. and the satellite company, AT&T Broadband, are struggling to find their way through the business universe.
For AT&T Broadband, the whole messy situation of rate hikes and corporate survival hits very close to home. Amos Hostetter, the AT&T board member who founded Continental Cablevision, is one of Boston's most successful businessmen. Hostetter recently installed William Schlever. a close ASSOCIATE. AS head of AT&T Broadband.

When Schlever was announced to replace Daniel Somers. the strategy was seen as Hostetter's.move to solidify control of AT&T Broadband and to shore up the cable unit against the advances of competitors. including Philadelphia-based Comcast. that want to gobble it up.

Ultimatelv. if efforts are successful to keep the predators at bay, AT&T Broadband could spin oft completely and become its own corporate entity, free of any allegiance to a fractured AT&T. Hostetter and Schlevver are seen as likely moguls to run that new company.
Whatever happens, by raising rates. AT&T adds more value to its Broadband division. We customers WILL be worth more in a corporate sale or spinoff if we pay more to watch cable TV. We are pawns in a high-stakes corporate game.

Throughout the country, AT&T will raise its cable rates by 5.5 percent.

Customers throughout Massachusetts, however. WILL pay much more. AT&T has not yet shared publicly the exact percentage of increase but industry observers expect that subscriber fees could go up as much as 10 percent. What cost benefits will we customers receive, aside from deeper holes in our pockets? In Boston, subscribers aren't even treated as well as animals. In fact, we don't even get the Animal Planet channel. How could we possibly expect much more? The much-vaunted broadband Internet access is available only to fancy suburban swells.

The cable system in Boston is grossly behind the times. While customers in other AT&T Massachusetts markets get cable modem high-speed connectivity to the World Wide Web, the Boston system does not have that digital capability.

AT&T is supposed to be rebuilding the Boston system, adding the fiber optic lines necessary for hooking up to the future. With the company's future in doubt, however. the rebuilding of the city's cable infrastructure seems a low priority for AT&T Broadband.
When he ran for re-election, Menino did not even make promises about technological improvements in the city's cable system. The whole subject is off his radar screen.

Menino must have known to avoid the hot topic. Boston customers will bear the brunt of the rate hikes because the system in the city is outdated with no indications that the service will get any better. And there is no recourse for subscribers right now, except to suck up the increase - or cancel the cable.

Talk back to Monica Collins online at bostonherald.com.

# 10

St. Petersbure Times November 12, 2001. Monday
Correction Appended
Cable rate jump not bad for eN ervone BYLINE: SAUNDRA AMRHEfN

    For those who love to hate the cable company, you just got another reason.

Time Warner Cable has announced plans to raise rates again in January, by about $ 2 a month for basic service and the preferred value package.

But while the news will undoubtedly make some residents gnash their teeth, others are rubbing their hands in delight.

Usually, cable television rate increases are good news for owners of satellite TV stores, which have become an option for Hernando County residents fed up with the biggest cable game in town.

"I would say over 50 percent of my business is people upset with Time Warner, and they switch over," said Vicki Richards, owner of Computer Satellite Inc., a Dish Network dealer in Brook svMe. "I haven't had a blast of calls, but I have had some people call and switch over because of the rate increases."

Richards has instal!ed satellite service for about 1,000 customers in both Hernando and Pasco counties over the past several years. She said that Hernando accounts for most of her business, which has grown by 30 percent from last year.

At TCL Electronics on Cortez Boulevard west of Brooksville, business usually spikes when Time Warner's rates do.

"Every time they raise their rates, a certain amount call who have been putting up with it." said Tom Longo. the owner. Longo offers both DirecTV and Dish Network and has set up about 500 to 600 customers in Hernando County in the past five years.

"Probably only about 20 percent come over from cable (rates). The rest of them have seen commercials or read a magazine or watched something on TV about it." Longo said.

Linda Chambers, spokeswoman for Time Warner Cable, said the growth in the Tampa area means there's enough business to go around for everybody, even though she considers Time Warner service superior.

"We lose a few (to satellite providers), and we get some back," she said. "I think what's good for this area is that this whole Tampa area is a growth area to begin with. and that's good news for everybody. There's room for all video providers to offer service."

The rate increase takes effect Jan. 1. a year after the company's last increase.

In Hernando. where Time Warner has 35.000 customers. the company's limited basic service package. with channels from about 2 to 22. goes from S 9.95 to S 11.95. The preferred value nackage, with up to 80 channels. climbs from $ 39.25 to S -11.25.

Prices for Road Runner, the fast-speed Internet access rolled out in Hernando earlier this year by Time Warner. increased from $ 39.95 to $ 44.95 in October. The basic and preferred packages are typically reviewed on an annual basis to keep up with new programming, Chambers said.
"The increase is due to the basic increase in the overall cost of doing business," she said. "The increase ... is not just from additional channels, but the programming costs themselves have gone up an average of about 17 percent." New channels that have been added to the Time Warner preferred value package recently include Food TV, Women's Entertainment and ESPN Classic Sports, she said.

For a comparison to satellite prices, Dish Network is currently offering the satellite dish and receiver at a cost of $ 199, with free installation and about 100 channels for $ 9 a month for cne year. That's a discount from the regular charge of $ 31 a month for that package.

Local charnels can be added for another $ 5 a month. Additional televisions in the house could raise the price. Providing local stations has proved to be a boon to satellite companies, which were permitted to do so after a change in federal legislation two years ago.
Before then, some customers were reluctant to make the switch to satellite, company representatives said. Both company and county officials say the public's frustration with Time Warner and its dominance of the Hernando market has pushed more customers into the arms of satellite companies.

"I haven't seen the numbers, but when they call me and tell me to tell Time Warner to go to hell and that they're going to satellite, I take it to heart that that's what they are doing," said Chuck Lewis. the county's regulatory and franchise administrator. Lewis answers the angry phone calls that pour in whenever Time Warner raises its rates. But he said there is nothing he or the county can do.

  The federal Telecommunications Act of 1996 says local governments and the Federal Communications Commission have no authority over rates for tiered service. which is anvthinQ above Channel 13.

  The past two years. Lewis said. he has sent out more than 100 letters to potential competitors to Time Warner. But the cost to lay cable and set up the technology to compete - hundreds of thousands of dollars. if not more - scares them away.

"To make that initial investment. the companies have taken a look here and said. "Wow,' " he said. "We haven't grown enough yet" for the cost to be worth it to other cable companies.

  Some residents aren't waiting around for other cable competitors.
  When Frank Otis moved back to Port Richey this summer after a year in the state of Washington, he and his wife, Charmyn, decided not to return to Time Warner. which has announced similar rate increases in Pasco County. Instead, they bought an 18-inch satellite dish for their roof.

  "I made up my mind, I wasn't going to deal with Time Warner," he said. "I didn't like the rates for one thing." There is a drawback. however, to satellite dishes, he added. "When you get a pretty good storm, you lose your signal pretty quick." Also, owners are responsible for maintenance on the satellite equipment. For others. even though they gripe about Time Warner and its hold on the area, they won't make the leap to a satellite.
  "There are tons of channels, but it means nothing if you don't want that kind of stuff." said Lois McIntyre of Spring Hill. "1 don't care if they give me a thousand channels. You can't watch that many."
  - Times staff writer Saundra Amrhein covers business and development in Hernando County and can be reached at 848-1434. Send e-mail to amrheinrsptimes.com. Time Warner Cable's preferred value package in Hernando County includes 72 channels. The analog service is capable of delivering up to 80 channels, including premium channels such as HBO. A story in Monday's Times was unclear on the number of channels in the preferred package.

*11

Wvominu Tribune-Eagle November 9. 2001 Friday AT&T BROADBAND SETS RATE HIKE TO KICK IN JAN. 1 BYLINE: Chris George

  CHEYENI~IE -- AT&T Broadband of Cheyenne announced Thursday that cable television prices in the Cheyenne area will be going up Jan. 1.
  The higher rates are designed to cover the increased costs of programming and new, high-speed data equipment the company has installed, said Curtis Syme, general manager AT&T Broadband.
  Rates for the standard cable package will increase from 536.21 a month to $
38.62 a month, a 6.6 percent increase, Syme said. The bronze package will go from $39.99 to $42.99 a month and the cable schedule will go from $1.50 to $1.75 a month, Syme said.

Programming costs have risen I S to 20 percent for 2002. The rate increase will happen at the same time the programming costs go up, he said. James Hooks, 55, pays more than $60 a month for digital cable.
  He said he's not happy with his service, and if the rates increase. he'd look around for another programming provider. "I don't want them (the rates) to go up any higher," he said.
Julie Tucker, 60, also said she doesn't want her cable bill to go up.
"I'm on a fixed income, and that's the only entertainment I have," Tucker, 60, said. "If they (the rates) go up, I'm going to have to give it up."
LOAD-DATE: November 27, 2001

  #12


  Cable World November 5. 2001 Cable rates rise amid slow economy. Operations. BYLINE: Neel. K.C.

  In what has become a year-end ritual. cable operators are preparing to send out rate hikes to subscribers over the next few weeks.
  AT&T Broadband told customers last week it will raise rates an average of 5.4% beginning in January. Time Warner Cable is mailing increase notices to its customers now, although a spokesman declined to reveal any numbers. Cox Communications. which hikes rates throughout the year in different systems, says it plans to increase prices an average of 5.6% in 2002.
    Rate hikes are a sensitive subject, especially in a slowing economy. Rampant and abusive rate-increase practices led to the industry's reregulation during the last RECESSION. IN 1992. Since then operators have tried to put the brakes on excessive hikes, generally capping rate adjustments at around 5%. But the hikes still remain higher than the cost of inflation, leading consumer groups and city regulators to complain every year that cable operators continue to gouge their customers. The inflation rate for the 12-month period ending last September is 2.6%, according to the Bureau of Labor Statistics.
  "Everyone tries to cushion the blow," says Yankee Group analyst Michael Goodman. "But at some point, the operator has to bite the bullet and raise rates to pay for his rising costs."
  Operators find themselves in a quandary. Operating costs, particularly programming costs, continue to spiral at double-digit rates each year. Competition from direct broadcast satellite firms remains fierce, as evidenced by campaigns such as EchoStar Communications' recent $ 9 a month promotion for 100 channels of service, which often lure thousands of customers from the cable fold. And all the while, Wall Street analysts and investors are pressuring operators to improve their cash flow margins.
  "Cable operators have to be able to raise rates to cover their costs," says Bear Steams analyst Ray Katz. "I have never understood what the cost of bread, which is included in the CPI, has to do with cable television. So cable rates have risen faster than inflation. Cable rates have gone up less than a barrel of oil. Clearly, they have to find a happy medium."

    That happy medium seems to have been around 5% for most operators in recent years. Still, MSO executives say that's not enough to cover their costs. Moreover, most consumers don't care that the operators' costs are spiraling out of control. They just know that they are paying more to watch the same six channels they always watch.
    Yet in focus groups that Cox held earlier this year, nine out often people thought programmers paid cable operators to carry their signal.

  "We can't expect our customers to like the idea of rate hikes." says Cox spokesman Ellen East. "But if we educate them more about our business. they might understand why we have to raise rates."

  AT&T Broadband. which has moved the bulk of its increases from Julv to January. plans to raise rate,- for its expanded-basic customers an average of $
1.93 a month beginning two months from now. Basic-only customers--about 1.5 of the 13.8 million customers AT&T serves around the country-will see their rates go up in July. That's still below AT&Ts increased operating costs, says spokesman Andrew Johnson. Programming costs alone are projected to climb 15% in 2002, he says. And of that, 20% is directly related to sports fees. The cost of filling trucks' gas tanks and the cost to operate and power the networks has also risen faster than the cost of inflation over the last vear.
In fact, the averages can be a bit deceiving. AT&Ts average customer currently pays $ 35.63 a month. The average rate increase for the entire customer base is 5.4%, or $ 1.93 a month. But a closer look shows that the basic-only customers will see their bills rise an average 4.6%, while expanded-basic customers will experience total rate hikes that average 7.3%.
  Last year Cablevision Systems ran into some trouble when it announced it was increasing rates by an average of 7%, but actually raised rates in some communities by almost 25%. Few news reports take into account the operators' reasons for raising rates. And satellite companies use the hikes as fodder for acquisition campaigns. "Rate hikes are great for the satellite guys," Katz says. "They can use [them] to market their services, and they can use them as an umbrella by being able to raise their rates but stay just under what the cable guy charges."

#13

Daily Variety November 5, 2001 CABLE RATES ON RISE BYLINE: JILL GOLDSMITH
HIGHLIGHT:
AT&T Broadband to raise prices 5.5% Jan. 1
NEW' YORK --- AT&T Broadband. the nation's largest cable operator, said Friday it plans to raise prices an average of 5.5% on Jan. 1, citing higher programming costs as well as general expenses of "providing service and operating the business."
Move comes as parent AT&T considers merging the cabler with Comcast or a handful of other potential suitors. Some regulators and public interest groups have opposed consolidation in the industry precisely due to fears that ever larger behemoths will have more and more power to raise rates, as well as to act as gatekeepers for content. One group, Consumers' Union, noted that cable service rates have risen 35% in the past five years. AT&T, like all operators who boost prices, noted that programming costs have risen significantly --- and will be up by about 15% in 2002. Sports programming costs will rise 20%. And "everyday costs such as putting gas in field trucks and paying competitive wages to customer care personnel and technicians have increased." Company said the price increase affects standard and some basic and digital customers.

#14

The Hollywood Reporter November 05. ?001
AT&T Broadband plans rate increase for Jan. 1 BYLINE: Geora Szalai
AT&T Broadband. the biggest U.S. cable operator, has said it WILL hike its cable rates by an average of 5.5% next year to counter rising costs.
The price increase WILL take effect Jan. 1 for standard cable packages, as well as some basic-only and digital service customers.
  The company said Friday that the expected programming cost increases WILL be about 15% to S1.8 billion next year, driven by sports content expenses and higher personnel costs.
  A spokesman said the size of the rate hike will vary depending on local markets and type of service, but most of AT&Ts 14 million cable users will be affected. He said most subscribers WILL see cable bills rise by an amount close to the 5.5% average, meaning local discrepancies will be relatively minor. The spokesman could only break out planned price hikes for the Los Angeles market (5.7%), San Francisco (4.8%) and basic service (4.7%). Analysts said the new price structure is in line with annual rate hikes in recent years by AT&T and its peers. Guzman & Co. analyst David Joyce called the increase "fair," given high costs for sports content and ongoing digital upgrades of cable systems.

  # 15

The Pueblo Chieftain November 5, 2001. Mondav AT&T Plans Cable Rate Hike in Pueblo. Colo.

  AT&T Broadband, the cable company serving Pueblo, announced Friday that it would increase prices on average by 5.5 percent beginning on Jan. 1.
  The Enolewood-based subsidiary of AT&T Corp. said the increase reflects its higher day-to-day costs to provide service as well as higher programming charges. The company said fees to programmers for the right to carry content is expected to rise about 15 percent next year. Sports programming accounts for the larges portion of that increase, a hike of 20 percent.
  Price increases will vary from market to market, AT&T Broadband said in a release, and affects standard cable customers and some basic-only and digital value package customers.

  It said it has begun notifying customers with notices in cable bills and legal notices in local newspapers.

#16

Atlanta Journal and Constitution November 3. 2001, Saturday AT&T Broadband to Raise Cable TV Fees for Metro Atlantans BYLINE: By Kathv Brister

  Most metro Atlantans WILL pay about 7 percent more for cable TV when AT&T Broadband increases monthlv fees in late December.
  AT&T Broadband -- which serves more than 600.000 metro area homes -primarily blames higher programming costs for the fee increase. Reg Griffin. a local spokesman for the cable company. said Friday that AT&T Broadband will spend 15 percent more next year on the sports. news and entertainment channels it delivers.

  About 80 percent of AT&T Broadband's metro Atlanta customers will see higher bills starting Dec. 26. While monthly packages differ, the standard rate for customers who live in areas where digital cable service is available will be $
39.91. up from $ 37.27. In areas where the service hasn't been upgraded, residents will pay, $ 37.55, up from $ 35.06. The company last increased rates in January.
  Charter Communications, which serves pockets of metro Atlanta, plans to raise rates between 7 percent and 10 percent for most customers. In January, it raised some local cable rates by as much as 9 percent.

  Cox Communications, with headquarters in Atlanta but no metro cable systems. plans to increase subscription fees about 5 percent. Cox is majority held by the owner of The Atlanta Journal-Constitution. AT&T. Charter and Cox say they will use much of the revenue from increased fees to pay for sports programming. But cable companies also are trying to get some return on the more than $ 50 billion they've spent since the mid-1990s to upgrade networks from analog to digital.

An ESPN spokeswoman said costs to produce sports programming increase as broadcasters and cable channels bid for rights to air high-profile games. She said sports events are cable's top draw.
  The cable industry has bumped up subscription costs about 5 percent a year since cable fees were deregulated in 1999. From 1990 to 1999, basic cable rates rose more than 70 percent, according to research firm Paul Kagan Associates.
  AT&T Broadband customer DuPree Jordan. who has cable connected to four TVs in his Roswell home. said the increase on top of "terrible" customer service might push his family toward satellite TV. "We'll certainly be looking for alternatives." he said.

#17

The Columbian (Vancouver. WA.) November 3. 2001, Saturday
CABLE TV RATES TO INCREASE 9 PERCENT BYLINE: MIKE ROGOWAY, Columbian staff writer Cable television rates will go up $ 3 a month next year for most Clark County cable subscribers.

The 9 percent increase is the largest in several years. Rates WILL remain unchanged for customers who subscribe only to basic cable, however, and cable customers can get a discount if they also subscribe to AT&T Broadband's high-speed Internet service or digital local phone service.

Roughly 75.000 Clark County households are AT&T cable subscribers. according to the City-County Cable Television Commission. Most subscribers receive "Standard Cable," a 66-channel package that includes all the Portland-area broadcast channels, plus national cable networks such as ESPN, CNN, A&E, TBS and MTV.

Standard cable subscribers now pay $ 32.99 a month, plus taxes; beginning Jan.
l. they will pay $ 35.99 a month. The higher rates reflect the rising programming costs that AT&T pays to cable networks. according to Lindy Bartell, spokeswoman for the cable company in Portland. Programming fees will rise more than 15 percent next year, she said.
The number of cable subscribers in Clark County has been flat in recent months. even though the county's population has continued to grow. Bartell said AT&T believes cable is still a good entertainment value. "We know that raising prices isn't popular, and we want to keep them down as much as possible," she said. About 2.400 Clark County households subscribe to Basic Cable, a 26-channel package that includes only local broadcasters, home-shopping channels and a handful of national cable networks. Monthly Basic Cable rates will stay $ 11.85 next %ear.
Rates for some premium movie channel packages will go up next year, but rates for some top-tier packages will not. Additionally, customers who subscribe to multiple AT&T Broadband services -- cable TV, high-speed cable Internet, or digital local phone service -- will be eligible for a $ 5 discount for each service they use. Standard Cable and premium cable rates are unregulated, so AT&T can charge what it wants. Basic Cable rates are subject to approval by the local cable commission. but AT&T hasn't tried to raise the price of Basic Cable in three years.

Customers won't like the higher cable rates. but the news isn't unexpected. according to Jim Demmon. cable TV manager for the local cable television commission.

"All other bills seem to be going up. 1 don't think anybody's going to be thrilled by it." Demmon said.

                       CABLE RATE HISTORY IN CLARK COUNTY



             Basic        Percent          Standard      Percent
Year         Cable        increase          Cable        increase
----         -----        --------          -----        --------

1998        $ 11.30         0%             $ 29.09        4.9%
1999        $ 11.30         0%             $ 30.99        6.5%
2000        $ 11.85         5%             $ 32.50        4.9%
2001        $ 11.85         0%             $ 32.99        1.5%
2002        $ 11.85         0%             $ 35.99        9.1

#18

The Miami Herald

November 3. 2001 Saturdav FINAL EDITION AT&.T TO RAISE CABLE RATES
BYLINE: From Herald Staff. wire reports and Bloomberg News
AT&T (T). owner of the largest U.S. cable-television business. will raise cable prices an average of 5.5 percent in 2002 to counter higher costs.
The price increases. effective Jan. l, will affect subscribers to AT&T Broadband's standard. basic and digital packages. Most of the company's 14 million subscribers will have higher rates, spokeswoman Sarah Eder said. Englewood, Colo.-based AT&T Broadband said the rate increase reflects higher expenses in providing cable service. including a 15 percent rise in programming fees to $1.87 billion next year.

#19

Saint Paul Pioneer Press

November 3. 2001 Saturdav CITY EDITION

CABLE RATES GOING UP AT&T SAYS COSTS ARE BEHIND 5.5(degree)10 INCREASE BYLINE:
MARTIN J. MOYLAN. Pioneer Press

The folks who supply AT&T Broadband with "The Sopranos," ESPN, "I Love Lucy" reruns and other programming want more money. And its own costs of doing business are on the rise, says AT&T.
  So get ready to pay a few more dollars a month if you're one of AT&T's 335.000 cable TV subscribers in St. Paul and 87 area suburbs.

  AT&T said Friday that it will increase its cable TV rates by an average of 5.5 percent nationally starting in January. That would push the average customer's monthly bill up from $35.63 to $37.55.
  Twin Cities rates have not been finalized but they should be in line with the national average, the company says. "Our programming costs are going up $240 million in 2002, with 20 percent of that for sports," said AT&T Broadband spokesman Andrew Johnson. "That's a 15 percent increase. But we're not passing through the full impact."

AT&T. he said, is "leaving a lot of money on the table," in large part because of the competition it faces from the two leading satellite TV providers, DirecTV and EchoStar, as well as competing cable TV providers operating in some markets around the country.

  EchoStar and DirecTV, which hope to merge, have signed up more than 16 million households for their satellite TV services, including an estimated 363.000 in Minnesota.

  EchoStar. for instance. now offers a package that includes 100 video and audio channels for $9 a month. Subscribers must buy a satellite dish that serves one TV for $199, bringing the first-year cost, excluding taxes, to $307.
  But AT&T argues that it compares quite favorably with the satellite providers when consumers consider equipment costs and fees satellite firms charge to serve additional TV sets and provide local TV signals. At this point, the satellite TV companies typically offer subscribers four local channels for about $5 a month. But they don't offer local channels in all markets.

"We stack up pretty well," said Jim Commers, vice president of AT&T Broadband's Minnesota operations. "We offer more levels of service. Not everyone wants 100 channels. And when you add in multiple TV sets and local channels, we think we're much cheaper."

  Coralie Wilson. executive director of the North Suburban Communications Commission, argues pay-TV competition is not nearly as intense as it should be. thoush.

  She bemoans the scrapped plans of Everest Connections, Wide Open West and Serer Innovations to build competing cable systems in the northwest suburbs. And satellite is not an option for too many people, she contends.
  AT&T Broadband's customer service has been declining and there's virtually nothing local cable commissions can do to control prices. she said.
  As long as cable providers can justify their costs. commissions must approve price increases for local broadcast, public access, education and government channels. Wilson said. And since 1998, cable commissions have had no price oversight for other programming, she adds.
"There is not a lot anyone can do about rates," she said.
  Commers said AT&T has not seen any increase in customer complaints and most subscribers are "more than satisfied."
  Martin J. Moylan can be reached at mmoylan@pioneerpress.com or (651) 228-5479.

#20

The Seattle Times

November 3. 2001. Saturday Fourth Edition AT&T to raise cable-TV fees 5.5 percent BYLINE: Bloombere News


AT&T. owner of the largest U.S. cable-television business, said it will raise cable prices an average of 5.5 percent in 2002 to counter higher costs.
  The price increase, set for Jan. 1, will affect most of AT&T Broadband's 14 million subscribers to standard-, basic- and digital-cable packages.
  Monthly bills for the average customer WILL increase $1.93 to $37.55, spokeswoman Sarah Eder said. AT&T Broadband said the rate increase reflects higher expenses, including a 15 percent rise in programming fees to $1.87 billion next year. It also cited higher wages and fuel costs.
Gene Kimmelman, co-director of Consumers Union's Washington, D.C., office, saw it differently. "This reflects ongoing price gouging by cable monopolies," he said. "It's particularly astounding that they're raising prices at a time when the economy is stalled."

Cable rates are up 35 percent since Congress revamped telecommunications laws in 1996 to spur competition, he said.
Cable companies on average raise rates "in the middle single digits on an annual basis." said Richard Klugman. a telecommunications analyst at Jefferies who has a "hold" rating on AT&T shares. Comcast, the No. 3 U.S. cable operator, raised rates for basic service by about 5 percent this year.
AT&T Broadband said it will inform customers of the increase with notices in their cable bills and legal notices in newspapers.

#21

The Bradenton Herald November 2. 2001. Friday Time Warner to Increase Cable Rates BYLINE: By Steve Hollister

The cost of Time Warner's cable programming and services is once again on the rise.
The company announced Thursday that the price of basic service will rise 8.1 percent from $ 12.40 to $ 13.40 per month, and that by adding its second-tier preferred package, the monthly cost WILL jump 5.1 percent from $ 39.25 to $ 41.25.
Premium movie rates will increase from $ 5.95 for either HBO, Cinemax. Show-time or The Movie Channel to $ 7.95. Digital Stan! will remain $ 7.95.

  The cost to have cable installed, or additional outlets added, will go up by as much as 21 percent. The cost to install additional outlets at the time of cable installation, for example, will go from $ 18.95 to $ 22.95.

  Linda Chambers, the company's vice president of business affairs for the Tampa Bay region, defended the price hikes, saying Time Warner is absorbing much of the increases in programming costs and technology upgrades and only passing a fraction on to the customer.

  "It's what it takes to provide the products and services our customers demand." Chambers said. "We do everything we can to keep rates at a reasonable level. Our costs are going up far more than our rates are going up."

The company has hiked rates by at least 4 percent each year since purchasing the local cable system from Paragon Cable in 1996. The Federal Communications Commission stopped regulating rates for the industry after passage of a federal telecommunications bill in 1996, and local officials can not legally challenge basic and second-tier rates.

Rate hikes over the past two years were tied by Time Warner officials to an upgrade of the local cable system with fiber optic lines. That process was completed earlier this year and allows Road Runner high-speed Internet access and enhanced digital service over the cable system.
  The new increases, set to show up on January bills, were attributed to the costs of adding new channels Women's Entertainment, ESPN Classic Sports and Oxygen to the standard service. Training costs for employees and improved cable quality also were cited as reasons for the hikes.

  Time Warner Cable of Tampa Bay serves over 900,000 customers in Manatee, Hillsborough. Pinellas. Polk, Citrus, Hernando, Paso. Levy and Hardee counties and offers more than 225 channels.

#22

Sarasota Herald-Tribune

November 2, 2001 Friday Manatee Edition Cable rates going up 5 percent in 3002:
Time Warner's Manatee rates are alread_N slightly higher than Comcast's in:
Sarasota and Charlotte.
BYLINE: JASON HALL. jason.hall(a`heraldtribune.com
Time Warner Cable is raisine its rates 5 percent next year. saying it needs the money to pay for higher programming costs and equipment upgrades.
Most Manatee County cable subscribers WILL see their bills go from $39.25 per month to $41.25 starting in January.
  "We are making investments in the future by keeping pace with rapidly changing technology allowing us to deliver cutting-edge service," said spokeswoman Linda Chambers.
  "As a result of these continued investments and rising costs, it is necessary for us to make this adjustment in our rates."
  The price for the company's limited basic service will go from $12.40 to $ 13.40.
  Prices for digital cable, a souped up and more expensive type of cable signal, will not change, nor will the company's Road Runner cable Internet service.
  Chambers said the company's cost of business increases yearly, and this years rate increase won't even cover the company's programming price hikes for 2002. Time Warner's programming costs will go up 17 percent next year, she said.

The hike comes as the economy may be lapsing into a recession and consumer confidence is down. Chambers thinks customers will understand the need for an increase. Though federal law doesn't prohibit competitive companies from offering cable service. very few areas -- none in Southwest Florida -- have competing cable companies because a new company would have to spend millions of dollars to lay its own cable line.
Time Warner's rates are slightly higher than Comcast's, which provides service in Sarasota and Charlotte counties. For its comparable most popular package, Comcast charges $38.75. Comcast usually raises its rates every April.

#23

The Oregonian

November 3. 2001 Saturdav SUNRISE EDITION AT&T'S CABLE RATES GOING UP SOURCE:
JEFFREY KOSSEFF - The Oregonian

  Summary: The compam sa.,s it will boost monthly bills by an average of $2 starting Jan. 1 in response to higher programming costs AT&T Broadband announced Fridav that it would increase monthly cable bills in Oregon and Southwest Washington by an average of $2, or 5.6 percent. beginning Jan. 1.

  The Denver-based company cited rapidly rising programming costs as it hiked rates nationwide. AT&T, with about 542.000 customers in Oregon and Southwest Washington, said it would pay an average of 15 percent more in 2002 to programmers such as CNN and ESPN.
  "We are trying to keep costs as low as possible for our customers," said Lindy Bartell. a local spokeswoman for AT&T, the largest cable television provider in Oregon and the nation.

Sports programming costs, the company said, WILL see the largest increase in 2002: nearly 21 percent. "It's been an ongoing trend," Bartell said.
AT&T also must keep prices low as it continues to face aggressive competition from digital satellite providers, said Royal Harshman, a member of the Mt. Hood Cable Regulatory Commission, which oversees many of the company's Portland-area franchises with local governments.
Local governments can regulate prices on the 22-channel basic-cable package, which isn't seeing a price increase in 2002. But they can't control the prices of more popular services, like expanded basic cable.
To keep prices low, the commission has tried to lure other cable companies to build cable networks in the area and compete against AT&T, but most potential competitors ran out of money as the capital markets dried up in the past year, Harshman said.

Some were skeptical of cable companies' rationale for raising monthly bills. The companies often use programming costs as a justification for rate increases, said David Olson, director of Portland's Office of Cable Communications and Franchise Management. But cable providers often own stakes in companies that provide programming.
"It would seem that they would be in a position to control some of those costs by talking to themselves," Olson said.
About 38 percent of AT&T's subscribers won't receive a rate increase. In addition to basic-cable subscribers. Platinum and Gold Digital Cable subscribers and some customers in the Tualatin Valley NKILL not see increases in Januarv. Cable rate increases are common at the beginning of the calendar year. This past January. AT&T raised rates by 3.66 percent.

#24

The San Francisco Chronicle

NOVEMBER 3, 2001, SATURDAY. FINAL EDITION AT&T hikes cable rates. Increase is about S 1.50 a month BYLINE: Todd Wallack

BODY:

Despite the sputtering economy. AT&T said it plans to raise cable television prices 4.75 percent for its 2 million customers in the Bay Area next year.

    AT&T, the region's dominant cable TV player, blamed rising programming costs and energy prices for the increase. Nationwide, the telecommunications giant plans to hike prices by 5.5 percent.

    "The increase reflects the rising cost of doing business." the company said in a statement. Locally, AT&T pointed out that the price increase is still below the 5.1 percent inflation rate recorded in the San Francisco metro area by the Bureau of Labor Statistics.

  But consumer advocates said the decision shows that AT&T faces scant competition. Only a handful of towns have multiple cable television providers, though millions of American homes have signed up for television programming via satellite.

  "This reflects ongoing price gouging by cable monopolies." said Gene Kimmelman, co-director of Consumers Union's Washington office, in an interview with Bloomberg News. "It's particularly astounding that they're raising prices at a time when the economy is stalled."

    AT&T said the average customer's bill will increase about $1.50 per month, or S 18 per year. The price increase WILL show up on most customers' bills in January. except in Oakland, where the change will go into effect a month later.

    AT&T typically raises prices each year around the same time. Earlier this year. AT&T raised rates by 4.9 percent.E-mail Todd Wallack at twallackr4chronicle.com.

#25

The Record

November 2. 2001. Fridav

Stockton. Calif-Area Cable Rates to Increase 5.5 Percent. AT&T Broadband Sa_vs
BYLINE: By Bruce Spence

  Cable television rates WILL be going up about 5.5 percent at the beginning of the year, AT&T Broadband says.

  The increases. which will go into effect for most of the company's 14 million customers nationwide. are attributed mostly to inflation, and increased costs for programming and power, AT&T Broadband spokesman Brian Dietz said.

The biggest change will come with a repackaging of the so-called standard cable package. Currently, that consists of basic cable service of more than 50 channels, including local network and public-broadcasting stations; plus specialty channels, such as ESPN, Nickelodeon, Fox stations, MTV, C-SPAN and so on; and several Turner Broadcasting channels.

  That package currently costs $ 31.34 a month.

[GRAPHIC OMITTED][GRAPHIC OMITTED]
Come January, the standard cable package WILL increase by $ 3.65 a month, to $34.99.
[GRAPHIC OMITTED][GRAPHIC OMITTED]
But the package will grow by eight channels, adding American Movie Classics, Comedy Central, VH1, Great American Country (music videos), the Weather Channel, Fox Movie Channel, the Sci-Fi Channel and the History Channel. Those channels currently are packaged as the "Next Pack," which costs those who subscribe $
4.67 a month in addition to basic cable fees.
Asked whether the company was worried about a backlash from basic-cable customers who didn't want to pay more for additional channels, Dietz said simply: "No."
  About 22 percent of cable-TV subscribers already subscribe to the Next Pack, he said.
"All of these channels are the ones most have requested," he said. "And the customers who already subscribe will be seeing a price reduction."
  Other programming fees, such as for premium movie channels, are going up, too. For example, HBO movies WILL increase a buck, to $ 13.49 a month. The Starz! and Encore combination movie package will go up from $ 11.49 to $ 12.49.
Dietz said programming costs have climbed significantly in the past year, rising 15 percent overall. Sports programming costs have jumped about 20 percent within the year, he said.

Cable TV rates last went up in March for the estimated 100.000 customers in San Joaquin. Calaveras and Amador counties.

The cost of two of the company's subscription options went up in February. Increases ranged from a 4.4 percent boost for standard basic cable to a 5.5 percent raise for standard bi;iz cable with a single HBO premium channel.

The company then cited increased programming costs as the main reason for the fee increases. Meanwhile. the company expects to roll out its new digital programming in about two weeks. AT&T Broadband has 80 channels available on its analog system, but with the rollout. the number of available channels will increase to nearly 200 television and music channels via the fiber-optic network laid down in the past couple of years.

Packages that will include digital programming will range from S 42.99 to 79.99 a month.

#26

The Orange Countv Resister October 24. 2001. Wednesday O.C. cable TV rates heading up again // Media The cost of expanded basic service is already higher than the national average.
BYLINE: By KATE BERRY. the Orange County Register
  Cable TV rates in Orange County, alreadv well above the national average. are slated to rise more than 5 percent in the coming year -- nearly twice the rate of inflation.

  Cox Communications plans to raise rates by $2 on Nov. 1 to $38.99 a month for its most popular service, expanded basic, which delivers 75 channels. Time Warner Cable will raise rates within the next two months by 5.1 percent.
For most cable customers, the increases come as no surprise.
  Everybody always says cable rates continue to go up -- that's absolutely true," said Kip Simonson, vice president of sales and marketing for Cox in Orange County, which has 85,000 cable customers. Cable rates have gone up every year I've been in the business. But we consistently give consumers more product." Cable companies say the higher monthly fees reflect the cost of upgrading digital systems, adding channels and paying higher program fees, particularly for highly promoted series such as HBO's The Sopranos," Sex and the City" and Band of Brothers."

    The biggest reason we are adjusting our rates is that the license fees we pay to the programmers continue to go up," Simonson said.
  But in Orange County, cable rates are already 8 percent to 34 percent higher than the national average. Most cable operators attribute the higher rates to the cost of doing business in California. where prices for other staples, from gasoline to milk, are more expensive as well, Simonson said.

  Consumers nationwide paid an average of $34.11 a month last year for expanded basic cable, the most common package with up to 70 channels, according to a Federal Communications Commission study. That compares with current prices in Orange County that range from $36.75 a month paid by Adelphia customers in north county to $45.78 a month paid by Time Warner Cable customers in west county. Basic cable, installation costs and service fees are the only rates regulated by the FCC. Basic cable is the most bare-bones service, giving consumers access to local broadcast stations.

Though many consumers consider some cable-only channels, like CNN, a must, any cable tier above basic remains unregulated -- so prices can rise to whatever customers WILL pay.
Most companies lower their prices during a recession. and they generally don't rise higher than inflation." said Marc Cooper. executive director of the Consumer Association of America. Contact Berry at (714) 796-2=;5 or kberry(a-)ocregister.com

#27

St. LOUIS POST-DISPATCH

SEPTEMBER 26, 2001 WEDNESDAY FIVE STAR LIFT EDITION

CHARTER PLANS TO RAISE CABLE RATES BY END OF YEAR.


COMPANY UPGRADES NEW SERVICES. HIRES DAN AYKROYD FOR ADS BYLINE: JERRI STROUD OF THE POST-DISPATCH

  ACTOR AND COMEDIAN DAN AVKROVD MIGHT HAVE A LOT OF EXPLAINING TO DO. CHARTER COMMUNICATIONS INC., WHICH LOST ITS CHIEF EXECUTIVE MONDAY, IS RAISING RATES IN DECEMBER BY NEARLY 14 PERCENT TO 26 PERCENT IN THE ST. LOUIS REGION. WITH SELECTED AREAS GETTING THE HEFTIER INCREASES ALONG WITH ADDED CHANNELS AND SERVICES.

AYKROYD, THE COMPANY'S NEW ADVERTISING SPOKESMAN, WILL BE TOUTING SOME OF THE NEW SERVICES ALONG WITH SOME STILL ON THE DRAWING BOARD, SUCH AS VIDEO-PHONE SERVICE USING THE TELEVISION SET. THE NEW COMMERCIALS ARE ON THE AIR IN SOME CHARTER MARKETS, AND THEY WILL BEGIN AIRING IN ST. LOUIS OVER THE NEXT TWO WEEKS.

CHARTER BEGAN NOTIFYING ST. LOUIS AND ST. LOUIS COUNTY OFFICIALS OF THE RATE INCREASES LAST WEEK, BUT OFFICIALS IN SOME AREAS WERE NOTIFIED AS EARLY AS AUGUST. THE COMPANY HAD PLANNED TO INCREASE RATES NOV. 1, BUT IT POSTPONED THE EFFECTIVE DATE TO DEC. 1 AFTER THE TERRORIST ATTACKS ON NEW YORK AND WASHINGTON. RATES FOR EXPANDED BASIC SERVICE IN ST. LOUIS AND MOST OF ST. LOUIS COUNTY

WILL GO UP BY $3.95 A MONTH. AN INCREASE of MORE THAN 13 PERCENT. EXPANDED-BASIC RATES IN ST. LOUIS WILL RISE TO $33.85, FOR EXAMPLE. IN WEST AND SOUTH ST. LOUIS COUNTY. EXPANDED BASIC RATES WILL GO TO $32.18.

  BUT SELECTED AREAS WILL SEE INCREASES OF AS MUCH AS $7.95 A MONTH. RATES FOR CUSTOMERS IN CARLYLE, ILL., WILL RISE TO $39.11 FROM $31.16 A MONTH WHEN ALL UPGRADES TO THE NETWORK ARE COMPLETED. CHARTER IS ADDING MORE THAN 20 CHANNELS IN CARLYLE.
CHARTER'S BASIC-CABLE CUSTOMERS WILL SEE THEIR RATES GO UP ABOUT 45 CENTS.
  THE RATE INCREASE IS THE SECOND IN 14 MONTHS FOR MOST ST. LOUIS-AREA CUSTOMERS AND THE FIRST SINCE CHARTER TOOK OVER AT&T'S CABLE SYSTEMS IN JULY. CHARTER SAID THE INCREASES ARE NEEDED TO COVER THE COST OF ADDED CHANNELS,

NEW EMPLOYEES AND NEARLY $400 MILLION IN UPGRADES TO ITS NETWORK. PROGRAMMING COSTS ALSO ARE UP ABOUT 30 PERCENT THIS YEAR.

  CUSTOMERS WILL GET FOUR TO 25 MORE CHANNELS, WITH THE SIZE of THE RATE INCREASE REFLECTING THE NUMBER OF CHANNELS AND UPGRADES IN AREAS.
  THE CHANNEL LINEUP VARIES. St. LOUIS CUSTOMERS WILL GET CHANNELS SUCH AS

  ESPN2, CARTOON NETWORK, OXYGEN AND SOAP. IN SOUTH AND WEST ST. LOUIS COUNTY, THE new channels are fX. Hallmark Channel. National Geographic and Inspiration Network.

"We've invested a lot" to provide new services such as high-speed Internet access and video-on-demand. said Bill Shreffler. senior vice president for Charter's central region. "We've put $300 million into the market so far. with another $100 million to go." he said.

Avkrovd's role WILL be promoting new and future services, which aren't included in the cable-rate increase. Charter analysts previewed the commercials at a meeting Sept. 11. but news from the meeting was overshadowed by the attacks that day.

Aykroyd, who has been a Charter shareholder since the company went public two years ago, said he is excited about helping to showcase its new digital products, including cable-modem service and digital cable.

"I'm thrilled to participate in what will become the standard in how we wire ourselves to the world or how we might sometimes choose to escape from it," Aykroyd said in a statement. "No one has assembled as superb a technical team for this purpose as has Paul Allen with his wired-world vision."

  Allen, a co-founder of Microsoft Corp., is Charter's largest shareholder.

The ads depict Aykroyd in a variety of roles, from a baby sitter to a collector of Pez candy dispensers who relies on the Internet to add to his collection

"We believe that teaming up with Dan Aykroyd will help customers identify with Charter and deliver a new level of brand recognition to the company," said Mary Pat Blake, senior vice president of marketing and Charter Media. "We know from our customers that new technology only matters if it plays a meaningful role in their lives.

"With Dan's help, we're showing how our products are used in some unexpected - but fun and understandable - ways. He'll differentiate our company from the competition with products that are easy and fun to use."

Meanwhile. Charter stock lost 59 cents Tuesday. The stock had lost about 20 percent of its value Monday after Jerald Kent resigned as chief executive, and it fell $2 a share in early trading Tuesday before recovering to $12.22.

NOTES:

Reporter Jerri Stroud:; e-mail: jerristroud@post-dispatch.com;
Phone: 314-340-8384

GRAPHIC: PHOTO; (1,2) Photo not Available tms; (1) Color PHOTO by CHARTER COMMUNICATIONS - Dan Aykroyd has agreed to appear in Charter's commercials in a variety of roles, including as a baby sitter, to promote the company's new services, such as video-phone service over the television.; (2) Photo by CHARTER COMMUNICATIONS - In a television commercial, Dan Aykroyd demonstrates how he can use the time saved bN subscribing to Charter Communications Inc.'s high-speed Internet access: practicing his golf swing indoors and breaking a lamp in the process.

#28

The Philadelphia Inquirer

SEPTEMBER 9. 2001 Sundav CITY-D EDITION Satellite TV puts cable on notice:
Dishes shrink. subscriber rolls swell as onetime gimmick gets serious. BYLINE:
Akweli Parker IN(_,)';IRER STAFF
WRITER
BODY:
  Long after maverick homeowners began erecting homemade satellite dishes in the 1970s to intercept signals intended for legitimate cable-TV systems, satellite television was considered more a novelty for tinkerers than a serious threat to the cable industry.
  What a difference a few decades make. With cable rate increases outstripping inflation. and cable's satisfaction ratings among the lowest of any industry, satellite-TV providers are seeing their subscriber rolls swell.
  Of the 85 million U.S. households that subscribe to some type of pay-TV service, cable still owns more than 80 percent of the market, with about 69.5 million subscribers.

  But the gap is narrowing. Satellite added 3 million subscribers from June 1999 to June 2000, growing from 10 million to 13 million subscribers, according to the Federal Communications Commission.

That's about three times the number of subscribers added by cable during the same time, the FCC said in a report on industry competition. And according to analysts and the satellite industry, another 3 million customers signed up between July 2000 and July 2001, giving the direct-broadcast satellite industry more than 16 million subscribers.

"The product really sells itself," said Randee Frankel, who, with partner Michael McCracken, watched satellite-dish activations at their firm Comtek Communications Inc. explode earlier this year. In three months, activations grew from 20 per month to 100 per month.
  Philadelphia-based Comtek is a regional distributor for DirecTV, one of the nation's two big providers of satellite programming. (The other is EchoStar Communications Corp.'s Dish Network.) Jimmy Schaeffler, subscription-TV analyst for the Carmel Group, a research firm, called the growth of the direct-broadcast satellite, or DBS, industry "amazing," considering that seven years ago it had no customers. "Not too long ago, DBS stood for'don't be stupid,"' Schaeffler said. "[Critics] didn't think it would work.
They didn't think selling the hardware would work or that programming would be consistent enough to keep people happy."

  For the cable industry. the space-based challengers have been good and bad.

On the one hand. the existence of the satellite services allows cable companies to argue that there is no need for the government to regulate rates because there is real competition in the pay-TV industry. On the other hand. satellite nas become a serious threat to cable's market share. According to the Satellite Broadcasting and Communications ASSOCIATION. AN industry trade group, 70 percent of new satellite subscribers live where cable is available.

  That competition has put pressure on cable firms to upgrade their networks so they can provide more channels and features.
  "It has absolutely changed the business, I think for the better." said Dave Watson. executive vice president of sales and marketing for the cable division of Philadelphia-based Comcast Corp., the nation's third-largest cable-TV company. "It's forced the cable industry and Comcast to address the product," Watson said, by speeding up the rollout of digital cable service that can offer more than 100 channels and offer advanced features such as video on demand - features that were impossible over older analog networks. Today, both sides are engaged in a marketing battle to win viewers. One Dish Network full-page newspaper ad blared last week: "100 channels. Free installation. $9 a month. Can your cable company do that?" The $9 monthly fee was part of a temporary, one-year promotion; that information, though, was mentioned in much smaller print. "We do target cable companies," Frankel said. Comtek isn't above taking a cable bill, blowing it up to poster size next to a DirecTV bill, and displaying it at communitv events.

  Frankel. a former schoolteacher, even translates the propaganda into Spanish to woo the area's burgeoning Latino population with DirecTV's nearly 50 Spanish channels.

Cable companies have launched a counter assault to preserve their advantage in the market. Regular cable viewers are no doubt familiar with the television ads that deride satellite's vulnerability to weather and that highlight the risk of purchasing soon-to-be-outdated equipment.
  Subscribers to satellite services typically must buy a dish - typically about $'_00 for a dish 18 to 20 inches in diameter, much smaller than the 7-foot dishes that came before - and a receiver box for their television. There is also an installation fee, about $200, although it is often waived for special promotions.

The most popular DBS programming packages start at about $31 a month, offering more than 100 channels. A package of local channels- costs an extra $5 to $6 and often includes only the local affiliates of major networks plus a national PBS feed.

From there. deciding which is the better choice becomes a matter of individual preference.

  For instance. all satellite channels are transmitted digitally, while only some channels are truly digital with digital cable. Satellite providers say that means their channels are clearer; cable operators say there's no discernible difference.

  DirecTV offers a broad array of sports programming, including a premium-priced service offering a wide selection of National Football League games.
  But the dish services have an Achilles' heel locally, because Comcast does not provide its SportsNet programming to them. So local dish subscribers cannot see many of the 76ers, Flyers and Phillies games that are available over local cable systems.

  "I'll be honest with you, there are a lot of jobs I haven't gotten because of that," Frankel said. Another programming problem for the satellite services surfaced last week, when the FCC reaffirmed its "must carry" rule. The rule says that if a satellite service carries one local station in a market, it must carry all the local stations in that market.

  The rule is "a seriously onerous burden" said James Ashurst, a spokesman for the Satellite Broadcasting and Communications Association, because DirecTV and EchoStar lack sufficient broadcasting spectrum to cant' all the local stations in all the markets thev would like to serve.
  "We want to offer as many local channels as we can," Ashurst said, but being forced to carry the 20 or so local channels in large markets such as New York WILL prevent satellite firms from carrying local channels in small- to mid-size markets such as Harrisburg.
  And that would put satellite at a competitive disadvantage against cable, which generally carries all local channels. The industry WILL continue fighting the rule, Ashurst said.
The satellite-TV industry has other issues, too.
  Perhaps the biggest is the proposed purchase of DirecTV by Rupert Murdoch's News Corp. or DirecTV's smaller rival, EchoStar.

  News Corp.'s attempt has bogged down because of the deal's complexity. General Motors Corp., owner of DirecTV through GM's Hughes Electronics subsidiary. wants a substantial piece of the purchase in cash rather than stock because of the uncertain stock market. analvsts say.

  While EchoStar is a long :hot to set DirecTV, analysts do not discount the possibility. EchoStar chairman Charlie Ergen "has a real ability to make converts" and squeeze money from otherwise tight-fisted financiers. even in today's arid capital environment. Schaeffler said.
Akweli Parker's e-mail address is aparker@philivnews.com.
Dishing It Up
  Of the 102 million television households in the United States, more than 69 million subscribe to cable and more than 16 million subscribe to a direct-broadcast satellite service.

  How the system works: The satellites hurtle in a geosynchronous orbit - staying above the same spot on the earth - 22,300 miles above the equator. For this reason, satellite dishes in the United States need an unobstructed view of the southern sky. Satellite programmers on the ground broadcast signals to a satellite on which they own or lease space. The satellite amplifies the signal for the trip back to earth. On the customer's rooftop, an 18-inch dish focuses the signal onto an antenna. The signal from the antenna is picked up by a receiver in the home that unscrambles it.
Pros: Picture quality, channel selection, competitive long-term cost.
Cons: Elaborate installation, higher up-front cost, picture vulnerable to foul weather, some local stations unavailable in some markets. Cost: Equipment and installation run about $400 through electronics stores and other retailers; DirecTV and Dish Network routinely cut the price in promotions. Popular programming packages cost about $31 a month, with premium movie channels extra. Local channels are an additional $5 to $6 a month.

    #29

    Time Warner raises cable rates again

    Digital cable subscribers to get 1 I new channels
    Saturday. December l. 2001
By William LaRue

  %sub%Company says increase WILL help pay for higher programming costs.%endSub%

  For the second time in less than a year, Time Warner Cable is raising its rates for standard service at most of its Central New York cable systems. The charge in suburban Syracuse for 71 unscrambled channels increases Jan. 1 to $40.15 a month. That's an extra $1.90 a month, an increase of 5 percent - which follows a 5.4 increase in August and a 5.4 percent increase a year ago.
  The number of standard channels remains the same. However, customers who subscribe to a digital cable box will get 1 1 new channels Dec. 27 at no additional charge. These include National Geographic Channel. VH1 Classic and Do-It-Yourself Network. Time Warner Cable is also raising its standard rates for customers in Oswego, Fulton, Central Square and Oneida. However, rates remain the same for the company's customers in the cities of Syracuse and Cortland, where Time Warner follows a long-standing policy of making annual increases in August. The new rates will help to pay for higher programming costs and other expenses, according to Jeff Unaitis, spokesman for Time Warner Cable. "Like any company, we experience increases in employee costs, increases in programming costs, (and) increases in the investment technology to our network here," Unaitis said. He noted that Time Warner in August added several channels to standard service, including The Disney Channel. The cable company estimated that more than 35 percent of its 335,000 customers in the Syracuse division saw lower cable bills at that time because Time Warner eliminated charges for Disney and a tier of five other channels. Time Warner on Jan. 1 is also reducing the charge for Stan! movie channel to $7.95 a month, a decrease of as much as $5 for some customers. The monthly charge for each additional outlet getting digital cable service is dropping to 95 cents a month, a decrease of $1.
The price for 13-channel basic service in the Syracuse suburbs decreases by four cents to $7.21 a month. About 4.500 of its 85,000 suburban customers subscribe to this lineup of mostly local broadcast channels. One consumer group argues that standard rates at Time Warner have increased too much too fast. Mark Cooper. director of research for the Consumer Federation of America in Washington, D.C., said lack of meaningful competition allows Time Warner to raise rates throughout the country at more than triple the rate of inflation. "Who raises rates during a recession? Only those with market power," Cooper said. "If they didn't have market power, they couldn't cram these things down our throats." The main competition to cable TV are satellite dish services from DirecTV and The Dish Network, although neither carries Syracuse broadcast channels. Unaitis said the I 1 new channels on digital cable are heavy with networks that customers have requested.
  They include five educational channels, Discovery Civilization, Discovery Home & Leisure, TechTV, Do-It-Yourself Network and National Geographic Network. Other new networks on the digital service are children's networks Boomerang, Nick Gas and a West Coast feed of Nickelodeon; music networks VH I Classic and Great American Country, and Christian channel Trinity Broadcasting Network. "We can't have enough family-friendly programming. I think the two Nick additions, Boomerang and Trinity Broadcasting certainly reflect that demand," Unaitis said.

The addition of National Geographic Channel follows Time Warner's announcement last month that it reached an agreement to offer the channel to most of its 12.7 million subscribers in the United STATES. CABLEFAX. AN industry trade publication. reported that Time Warner Cable is receiving "launch fees" from National Geographic of $3 to $5 per subscriber.
Time Warner this week is mailing letters to customers notifying them of the lineup and rate changes. Here are Time Warner's monthly rates for standard service as of Jan. I in several communities: In Fulton. rates rise 5 percent to $38.95.
In Oswego. rates rise 5.3 percent to $38.40.

In Central Square. rates rise 8.1 percent to $36.70.

In Oneida and Rome, rates will range $39.90 to $41.20. with monthly charges varying among several communities. For most, the increase is about 5 percent, Unaitis said. The Newhouse family. which owns The Post-Standard, also owns one-third of a partnership - Time Warner Entertainment-Advance/Newhouse - that owns the local Time Warner cable system.

[COMCAST LOGO]


IMPORTANT CHANNEL AND RATE INFORMATION!


December 2001

Dear Comcast Customer:

Comcast of Alexandria is committed to providing the highest quality entertainment and service to our customers. This summer FX was added to the Basic Plus service on Ch 63. FX began offering NASCAR and Winston Cup Races in 2001.

There will be some additional programming changes effective February 1. A summary of these changes follows.

Channel Additions:

o Outdoor Life-New Basic Plus Service Ch 68.
o Discovery Health-New Basic Plus Service Ch 67.
o CSPAN 3-New Comcast Digital Service Ch 105.
o ESPN Classic-New Comcast Digital Tier Service Ch 103.

Channel Moves:

o Spice (Adult PPV) will move from Ch77 to Digital Ch 251.
o TEN (Adult PPV) will move from Ch 78 to Digital Ch 78.
o Encore will move from Ch 67 to Digital Ch 150.
o Sundance will move from Ch 68 to Digital Ch 165.

Channel Changes:

o ESPNews (Ch 102), SoapNet (Ch 120), Nick Games and Sports (Ch 133) and VH1 Classic (Ch 143) will be carried on Comcast's Digital Classic service.

As a result of increased programming charges and other operational expenses, the rates for your cable service and other associated cable charges are changing effective February 1, 2002.

PREMIUM & SPECIALTY SERVICES

Service                                                Current Monthly Charge           New Monthly Charge

HBO Current Customers                                         $11.20                         $12.95
 HBO New Customers                                            $11.20                         $14.95
 Starz! (Digital Service Only)                                $11.20                         $11.35
 Cinemax                                                      $11.20                         $11.35
 Showtime                                                     $11.20                         $11.35
 The Movie Channel                                            $11.20                         $11.35
 ANA (Arab-Network)                                           $11.20                         $11.35
 Canales (digital service only)                               $10.95                         $10.95
 Analog Service - per premium per A/O                         $ 4.95                         $ 4.95
 Digital Service - duplicate premium package per A/O          $ 4.95                         $ 4.95

 SERVICE FEES
 Service                                               Current Monthly Charge           New Monthly Charge
 Limited Basic                                                $12.26                         $12.26
 Expanded Basic (Tier One)(not sold separately)               $23.78                         $25.91
 Basic Plus (includes Limited Basic and Tier One)             $36.04                         $38.17

 Basic Plus on Additional Outlets                          No charge                       No charge
 Pay Per View Movies *                                       $ 3.99                          $ 3.99
 Pay Per View Adult Programming*                             $ 9.99                          $ 9.99
 Monthly Cable Guide                                         $ 1.50                          $ 2.75
   'PPV billed per use


                                www.comcast.com
ONLINE SERVICES

Service                                             Current Monthly Charge            New Monthly Charge
Comcast High Speed Internet (Basic Cable Customers)        $  39.95                        $  9.95
Modem Rental                                               $   5.00                        $  5.00
Comcast High Speed Internet (No Basic Cable Service)       $  44.95                        $ 54.95

DIGITAL SERVICES
Service                                             Current Monthly Charge            New Monthly Charges
Comcast Digital Classic                                    $   9.95                        $  9.95
Optional Digital Channels (Cannot be sold
separately)                                                $   5.00                        $  5.00

EQUIPMENT
Service                                             Current Monthly Charge            New Monthly Charge
Digital Converter                                          $   3.77                        $  3.77
Analog Addressable Converter                               $   3.77                        $  3.77
Analog Non Addressable Converter                           $   2.74                        $  2.74
Analog Remote Control - one time purchase                  $   7.40                        $  7.40
Lost or Damaged Digital Remote - per occurrence            $  16.95                        $ 16.95
A/B Switch VCR - one time purchase                         $  14.95                        $ 14.95
A/B Switch Antenna - one time purchase                     $  49.95                        $ 49.95

TRANSACTION CHARGES                                          Current                          New
Service                                                  Per Occurrence                 Per Occurrence
Activation (Prewired home installation)                    $  22.14                        $  22.14
New Installation (Unwired home installation)               $  30.04                        $  30.04
Install A/O (same trip)                                    $  12.65                        $  12.65
Install A/O (separate trip)                                $  14.23                        $  14.23
Transfer Service to New Residence                          $  22.14                        $  22.14
Change of Services                                         $  10.00                        $  10.00
Late Fees                                                  $   3.00                        $   3.00
Return Check Fee                                           $  25.00                        $  25.00
Home Service Call (VCR hookups, TV tuning, etc.)           $  18.97                        $  18.97
Same Day Install / Service Call                            $  50.00                        $  50.00
Relocates                                                  $  23.72                        $  23.72
Unreturned Equipment (per set) - Analog                    $ 300.00                        $ 300.00
Unreturned Equipment (per set) - Digital                   $ 800.00                        $ 800.00


Rates exclude franchise and FCC fees and taxes
Additional costs may be incurred for custom installs

Alexandria
Current And New Rates and Service Charges
Effective February 1, 2002

Thank you for choosing Comcast for your cable services. We hope to provide you with many years of quality service. Please contact our customer service department at 703-823-3000 when we can be of service.


Sincerely,


/s/ KIRBY BROOKS

Kirby Brooks
Vice President and General Manager Comcast Communications

In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and EchoStar Communications Corporation ("EchoStar") intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes, EchoStar, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

                                       ###